
06041061


SEC MAIL
RECEIVED
PROCESSING
JUL 2 0 2006
WASH, D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [ ]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

ROYAL ROADS CORP.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

ACADIAN GOLD CORPORATION
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

004268 10 8
(CUSIP Number of Class of Securities (if applicable)

Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
370 – 17th St., Suite 4700
Denver, Colorado 80202
303-629-3400

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 19, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

(a) Offer and Take-Over Bid Circular

(b) Letter of Acceptance

(c) Notice of Guaranteed Delivery

(d) Directors' Circular (of Royal Roads directors supporting the bid)

The Instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before completing this Letter of Acceptance and Transmittal. The Depositary (see last page for addresses and telephone number) or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL
to accompany certificates for common shares of

ROYAL ROADS CORP.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (LOCAL TIME AT THE PLACE OF DEPOSIT) ON AUGUST 23, 2006, UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares ("Shares") of Royal Roads Corp. ("Royal Roads") deposited pursuant to the offer ("Offer") dated July 19, 2006, made by Acadian Gold Corporation ("Offeror") to holders of Royal Roads' Shares.

Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer and accompanying Circular dated July 19, 2006, have the meanings set out therein.

TO: ACADIAN GOLD CORPORATION
AND TO: COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein.

The undersigned delivers to you the enclosed certificates(s) for Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Shares Deposited*

*Unless otherwise indicated, the total number of Shares evidenced by all certificates delivered will be deemed to have been deposited. See *Instruction 6*.

The undersigned acknowledges receipt of the Offer and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Shares represented by the enclosed certificate(s) (the "Deposited Shares") and that when the Deposited Shares are accepted for payment by the Offeror, the Offeror will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following:

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after July 19, 2006, as well as the right of the undersigned to receive any and all distributions. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of the Offeror, together with the appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints each of G. William Felderhof and Terence F. Coughlan, each of whom is an officer of the Offeror, and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer and any distributions on such Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares and distributions consisting of securities on the registers of Royal Roads; (b) for as long as any such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any such instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and distributions.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.

The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or distributions on such Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Shares pursuant to this Letter of Acceptance and Transmittal is irrevocable.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of the Deposited Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and the undersigned agrees that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect or irregularity in the deposit of any Deposited Shares. The Offeror's interpretation of the terms and conditions of the Offer will be final and binding.

There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the Acadian Shares by first class mail, postage prepaid, or to hold such Acadian Shares for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l'offre et son acceptation par cette d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en langue anglaise.

BLOCK A	BLOCK B
ISSUE ACADIAN SHARES IN THE NAME OF: (please print)	SEND ACADIAN SHARES (Unless Block "C" is checked) TO:
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
Country and Postal (Zip) Code)	Country and Postal (Zip) Code)
(Telephone - Business Hours)	
(Social Insurance or Tax Identification Number)	

BLOCK C

☐ HOLD ACADIAN SHARES FOR PICK-UP

Signature guaranteed by (if required under Instruction 4):

Authorized Signature

Name of Guarantor (please print or type)

Address (please print or type)

Dated: ______________________

Signature of Shareholder or Authorized Representative (See Instruction 5)

Name of Shareholder (please print or type)

Name of Authorized Representative (please print or type) (if applicable)

BLOCK D

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder ______________________ Date of Guaranteed Delivery ______________________

Name of Institution which Guaranteed Delivery ______________________

INSTRUCTIONS

1. Use of the Letter of Acceptance and Transmittal

This Letter of Acceptance and Transmittal (or an originally signified facsimile copy thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at either of the offices specified below before 5:00 p.m. (local time) on August 23, 2006, the Expiry Date, unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at either of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificates representing such Shares are not immediately available or (ii) the Shareholder cannot deliver the certificates representing such Shares and all other required documents to the Depositary on a timely basis at or prior to the Expiry Date, such Shares may nevertheless be deposited provided that all of the following conditions are met.

(a) such a deposit is made by or through an Eligible Institution (as defined below):

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Acceptance and Transmittal or an originally signed facsimile copy thereof is received by the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery; and

(c) the certificates representing the Deposited Shares in proper form for transfer together with a properly completed and duly executed copy of the Letter of Acceptance and Transmittal, or an originally signed facsimile copy thereof, must be received at the Toronto office of the Depositary on or before 5:00 p.m. (Toronto time) on or before the third trading day on the TSX Venture Exchange after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.**

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion

Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Acceptance and Transmittal must be filled in and signed by the holder of Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal.

(b) If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Royal Roads, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. Either of the Offeror or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6. Partial Tenders

If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on the Letter of Acceptance and Transmittal. If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit or on a diskette that must be forwarded to the place of deposit.

8. Miscellaneous

(a) If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at either of its offices at the addresses listed below.

9. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the expiry date and time.

10. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

The Depositary is: **COMPUTERSHARE INVESTOR SERVICES INC.**

By Mail:

P.O. Box 7021
31 Adelaide St E
Toronto ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier:

100 University Avenue, 9th Floor
Toronto ON M5J 2Y1
Attention: Corporate Actions

Western Gas Tower
Suite 600, 530 8th Avenue S.W.
Calgary AB T2P 3S8

Any questions and requests for assistance may be directed by holders of Shares to the Depositary at the telephone number and email set out below:

Toll Free: 1-800-564-6253
E-Mail: **corporateactions@computershare.com**

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

For Deposit of Common Shares of

ROYAL ROADS CORP.

This Notice of Guaranteed Delivery must be used to accept the offer dated July 19, 2006 (the "Offer"), made by Acadian Gold Corporation (the "Offeror") for common shares (the "Shares") of Royal Roads Corp. ("Royal Roads") if certificates for the Shares are not immediately available or if time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer (5:00 p.m. local time on August 23, 2006 unless extended). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary only.

Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer shall have the respective meanings set out in the Offer.

To: The Depositary, **Computershare Investor Services Inc.**

By Mail

PO Box 7021
31 Adelaide St E
Toronto, Ontario
M5C 3H2

Attention: Corporate Actions

By Hand or Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

By Facsimile Transmission

Fax: (905) 771-4082

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above, does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Acceptance and Transmittal.

DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. Certificates for Royal Roads Shares **must** be sent with your Letter of Acceptance and Transmittal.

The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer and Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 6 of the Offer, "Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Number of Shares	Name & Address of Shareholder (please print)
______________	______________	______________
______________	______________	______________
______________	______________	______________
______________	______________	______________
______________	______________	______________
______________	______________	______________
______________	______________	______________

TOTAL SHARES

Dated:	Telephone (Business Hours) ( )	Signature

GUARANTEE

The undersigned, a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), **guarantees delivery** to the Depositary of the certificates representing the Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Acceptance and Transmittal, all on or before 5:00 p.m. (Eastern time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

Name of Firm:______________________ Authorized Signature:______________________

Address of Firm:______________________ Name:______________________

______________________ Title:______________________

Telephone Number:______________________ Dated:______________________

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence.

July 19, 2006

ACADIAN GOLD CORPORATION

OFFER TO PURCHASE

All of the outstanding Common Shares

of

ROYAL ROADS CORP.

for

0.4 of a Common Share of Acadian Gold Corporation for each Common Share of Royal Roads Corp.

This offer (the "Offer") is by Acadian Gold Corporation (the "Offeror") for all of the outstanding common shares ("Royal Roads Shares") of Royal Roads Corp. ("Royal Roads") including all Royal Roads Shares which may be issued on the exercise of outstanding options, warrants or other rights to purchase Royal Roads Shares. **The Offer is open for acceptance at any time prior to 5:00 p.m. (local time) on August 23, 2006, unless withdrawn or extended.** The Offer may be withdrawn if, among other conditions, at the expiry of the Offer Period, certificates representing less than 42.8% (on a non-diluted basis) of the Royal Roads Shares have been deposited under the Offer and not withdrawn.

The Board of Directors of Royal Roads has announced that it has unanimously recommended that Royal Roads Shareholders accept the Offer.

Holders of Royal Roads Shares who intend to accept the Offer should deposit their share certificates, together with the enclosed Letter of Acceptance, properly completed and executed in accordance with the instructions in the Letter of Acceptance, at any of the offices of Computershare Investor Services Inc. (the "Depositary") listed in the Letter of Acceptance. Alternatively, holders of Royal Roads Shares may follow the procedure for guaranteed delivery set forth under Sections 5.0 and 6.0 of the Offer, "Manner and Time of Acceptance" and "Procedure for Guaranteed Delivery". Persons whose Royal Roads Shares are registered in the name of a nominee should contact their nominee for assistance in depositing their Royal Roads Shares.

The Depositary for the Offer is Computershare Investor Services Inc. at its offices in Calgary and Toronto:

Calgary
Western Gas Tower
Suite 600, 530 8th Avenue, S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

Toronto
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

Royal Roads Shareholders who do not tender their Royal Roads Shares to the Offer will continue to hold Royal Roads Shares. The purpose of the Offer is to enable the Offeror to acquire control of Royal Roads; however, the Offeror intends that Royal Roads will maintain its listing on the TSXV. The Offeror intends to use all reasonable commercial efforts to cause Royal Roads to maintain its listing following completion of the Offer.

TABLE OF CONTENTS

PART I - SUMMARY

The following is intended as a summary only and reference is made to the more detailed provisions and information contained in the attached Offer and Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to herein. Capitalized terms used in this summary are defined in Part III - Interpretation or elsewhere in the attached Offer or Circular.

1.0 The Offer

The Offer is to purchase, on and subject to the terms and conditions hereinafter specified, all Royal Roads Shares presently outstanding and all Royal Roads Shares which may be issued on the exercise of currently outstanding options, warrants or other rights to purchase Royal Roads Shares. The consideration offered for each Royal Roads Share is 0.4 of an Acadian Share for each Royal Roads Share held, free of any statutory hold period in Canada.

The Board of Directors of Royal Roads has announced that it has unanimously recommended that the Royal Roads Shareholders accept the Offer.

The Offer is made only for the Royal Roads Shares and is not made for any other options, warrants or other rights to purchase such securities. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants or other rights to purchase Royal Roads Shares in order to obtain certificates representing Royal Roads Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants and other rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Sections 5.0 and 6.0 of the Offer, "Manner and Time of Acceptance" and "Procedure for Guaranteed Delivery".

2.0 Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (local time) on August 23, 2006, unless extended by the Offeror. See Section 5.0 of the Offer, "Manner and Time of Acceptance".

3.0 The Offeror

The Offeror, Acadian Gold Corporation, is a public company continued under the CBCA. It engages in the exploration, acquisition and development of gold, lead and zinc properties, primarily in the province of Nova Scotia. Acadian Shares are listed and posted for trading on the TSXV under the trading symbol "ADA". The Offeror and Royal Roads have entered into the Support Agreement which governs the making of the Offer by the Offeror.

4.0 Purpose of the Offer and Plans for Royal Roads

The purpose of the Offer is to enable the Offeror to acquire control of Royal Roads. The Offeror intends that Royal Roads will maintain its listing on the TSXV. The Offeror does not intend that Royal Roads become a wholly-owned subsidiary of the Offeror. If Royal Roads does not continue to meet the applicable minimum listing requirements of the TSXV, following completion of the Offer, the Offeror intends to use all reasonable commercial efforts to cause Royal Roads to maintain its listing, including by causing Royal Roads to conduct an offering of Royal Roads Shares by private placement or public offering. See Section 2.0 of the Circular, "Purpose of the Offer and Plans for Royal Roads".

5.0 Manner of Acceptance

Royal Roads Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Acceptance or a manually signed photocopy thereof and deposit it (together with certificates representing their Royal Roads Shares and all other documents required by the Letter of Acceptance), at or prior to the Expiry Time, at one of the offices of the Depositary specified in the Letter of Acceptance. **Royal Roads Shareholders whose Royal Roads Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Royal Roads Shares.**

Royal Roads Shareholders are advised that use of the mail to transmit certificates representing their Royal Roads Shares and the Letter of Acceptance is at each Royal Roads Shareholder's risk. The Offeror recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

For detailed information as to the manner in which Royal Roads Shareholders may validly accept the Offer, see Section 5.0 of the Offer, "Manner and Time of Acceptance" and the enclosed Letter of Acceptance.

6.0 Procedure for Guaranteed Delivery

If a Royal Roads Shareholder wishes to deposit Royal Roads Shares pursuant to the Offer and the certificates representing such Royal Roads Shares are not immediately available or such Royal Roads Shareholder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Royal Roads Shares may nevertheless be deposited pursuant to the Offer. See Sections 5.0 and 6.0 of the Offer, "Manner and Time of Acceptance" and "Procedure for Guaranteed Delivery".

7.0 Support Agreement

Pursuant to the Support Agreement, the Offeror agreed to make the Offer and Royal Roads represented that its Board has unanimously endorsed the making of the Offer and would recommend that the Royal Roads Shareholders accept the Offer. The recommendation of the Board that the Royal Roads Shareholders accept the Offer may be withdrawn or modified in certain circumstances. Royal Roads agreed, among other things and subject to certain conditions, not to solicit, initiate or encourage any transaction that would compete with or impede the Offer. See Section 3.0 of the Circular, "Support Agreement".

8.0 Termination Fees

Royals Roads has agreed to pay the Offeror and the Offeree has agreed to pay to Royal Roads the Termination Fee if the transaction is not completed in certain circumstances. See subsection 3.7 of the Circular, "Termination Fees".

9.0 Lock-up Agreements

Pursuant to the Lock-up Agreements, the Tendering Shareholders, who hold an aggregate of 16,314,071 Royal Road Shares, representing approximately 42.8% of the issued and outstanding Royal Roads Shares (on a non-diluted basis), have irrevocably agreed to accept the Offer and deposit all Royal Roads Shares held by them or acquired upon the exercise of options in accordance with the terms of the Offer and not withdraw such Royal Roads Shares. The Lock-up Agreements may be terminated by the Tendering Shareholders in certain circumstances, including if the Offeror has not taken up and paid for the Royal Roads Shares tendered under the Offer by 12:01 a.m. on the day immediately following the date on which the Offeror is required to do so under the Support Agreement. See Section 4.0 of the Circular, "Lock-up Agreements".

10.0 Conditions

The Offeror may withdraw the Offer and not take up and pay for any Royal Roads Shares, properly deposited hereunder, if the Offeror has determined that the conditions set forth in Section 11.0 of the Offer, "Conditions to the Offeror's Obligation to Complete the Offer", have not been satisfied prior to the Expiry Time. The conditions include the Minimum Tender Condition. The conditions are for the exclusive benefit of the Offeror and may be waived by it in whole or in part at its sole option at any time and from time to time, before the Expiry Time, without prejudice to any other rights which the Offeror may have.

11.0 Payment for Deposited Shares

Upon waiver or fulfillment of the conditions of the Offer, the Offeror may take up and pay for Royal Roads Shares properly deposited and not withdrawn at the Expiry Time or forthwith after the expiration of any withdrawal period (if the Offer is changed or varied so as to give rise to withdrawal rights). If the conditions have been fulfilled or waived at the Expiry Time, the Offeror will promptly take up and pay for all Royal Roads Shares validly deposited under the Offer, and in any event not later than 3 Business Days after taking up such Royal Roads Shares. Any Royal Roads Shares deposited under the Offer after the first date on which Royal Roads Shares have been taken up by the Offeror, but before the Expiry Date, will be taken up and paid for not later than 10 days after such deposit. Any Royal Roads Shares deposited after the Expiry Time or not validly deposited under the Offer prior to the Expiry Time shall be promptly returned to the Royal Roads Shareholder. See Sections 13.0, 14.0 and 16.0 of the Offer, "Timing of Payment for Deposited Shares", "Mode of Payment" and "Return of Royal Roads Shares Not Taken Up".

12.0 Rights to Withdraw

All deposits of Royal Roads Shares pursuant to the Offer are subject to rights of withdrawal in certain circumstances. See Section 19.0 of the Offer, "Rights to Withdraw".

13.0 Royal Roads Shareholders Not Resident in Canada

This document does not constitute an offer or a solicitation in any jurisdiction in which such an offer or solicitation would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Royal Roads Shareholders not resident in Canada. See Section 18.0 of the Offer, "Royal Roads Shareholders Not Resident in Canada".

14.0 Canadian Federal Income Tax Considerations

Royal Roads Shareholders receiving Acadian Shares in exchange for their Royal Roads Shares may choose whether they wish to recognize a capital gain or loss in respect of the disposition and should consult with their tax advisors. See Section 5.0 of the Circular, "Canadian Federal Income Tax Considerations".

15.0 Depositary

The Offeror has engaged Computershare Investor Services Inc. as the Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Royal Roads Shares and accompanying Letters of Transmittal under the Offer at its offices in Calgary and Toronto. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required.

No brokerage fees or commissions will be payable by any Royal Roads Shareholder who deposits Royal Roads Shares directly with the Depositary to accept the Offer.

Royal Roads Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Royal Roads Shares with the Depositary.

PART II - PRELIMINARY NOTES TO OFFER AND CIRCULAR

1.0 Notice to Royal Roads Shareholders in the United States and Other Jurisdictions Outside Canada

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR ANY OTHER SECURITIES REGULATORY AUTHORITY NOR HAS THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian corporation. The Offer is subject to the disclosure requirements of Canada which are different from those of the United States and elsewhere. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of non-Canadian companies.

Acadian Shares issuable pursuant to the Offer will not be registered for sale under the laws of any foreign jurisdiction, including the United States. **The Acadian Shares offered in connection with the Offer have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or under the securities laws of any state or district of the United States or elsewhere. The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d 1(c) under the Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.** The Offeror will make the Offer, and will issue Acadian Shares pursuant to the Offer, only to those Royal Roads Shareholders resident in the United States to whom the Offer can be made in reliance on the exemption from the registration requirement under the U.S. Securities Act provided by Rule 802 promulgated thereunder. **Those residents of the United States who receive Acadian Shares pursuant to the Offer on the basis of this aforementioned exemption are cautioned that those securities may be subject to resale restrictions under federal and state securities laws in the United States. Residents of the United States should contact their lawyer or other professional advisor to ensure that they comply with those restrictions.**

It may be difficult for you to enforce your rights and any claim you may have arising under securities laws of the United States or elsewhere since the Offeror is continued under the laws of the Canada and all of its officers and directors are residents of Canada. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of securities laws of the United States or elsewhere. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

You should be aware that a tender of Royal Roads Shares under the Offer by, or the acquisition by the Offeror of Royal Roads Shares from, a Royal Roads Shareholder may have tax consequences in the United States, Canada and the jurisdiction of your residence. Consequences for Royal Roads Shareholders who are not resident in or citizens of Canada are not discussed herein. Royal Roads Shareholders are urged to consult their own tax advisors. See Section 18 of the Offer, "Royal Roads Shareholders not Resident in Canada".

2.0 Forward-Looking Statements

Certain statements contained in the Circular under Section 2.0, "Purpose of the Offer and Plans for Royal Roads", in addition to certain statements contained elsewhere in or incorporated by reference into the Circular, including the financial statements and statements regarding exploration results, mineral reserve and resource estimates, plans, expectations, opinions, forecasts, projections, and other statements that are not statements of fact included therein, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors, many of which are beyond the Offeror's control. There can be no assurance that the expectations reflected in such forward-looking statements will prove to have been correct, although they are currently believed to be reasonable. Readers are cautioned that actual performance will be affected by a number of factors, and that future events and results may vary substantially from what is currently foreseen. All forward-looking statements in the Offer and the Circular are expressly qualified in their entirety by this cautionary statement.

3.0 Currency

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

4.0 Disclaimer

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such an offer or solicitation would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Royal Roads Shareholders not resident in Canada.

5.0 Schedules

The following schedules are attached to and form part of the Circular:

Schedule A - Audited Financial Statements of the Offeror for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 and Management's Discussion and Analysis thereof

Schedule B - Amended Unaudited Interim Financial Statements of the Offeror for the period ended March 31, 2006 and Management's Discussion and Analysis thereof

Schedule C - Unaudited Consolidated Pro Forma Financial Statements of the Offeror

PART III - INTERPRETATION

1.0 Definitions

In the Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery, the following capitalized words and terms shall have the following meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta) and the regulations thereto, as the same may be amended from time to time;

"**Acadian Shares**" means common shares in the capital of the Offeror as constituted on the date hereof;

"**Beaver Dam Project**" means that project described in subsection 13.4 of the Circular, "Properties of the Offeror";

"**Board**" means the board of directors of Royal Roads;

"**Business Day**" means any day, other than a Saturday, Sunday or Canadian federal holiday, a provincial holiday in both Ontario and Alberta, on which banks are open for business in the cities of Toronto and Calgary;

"**CBCA**" means the *Canada Business Corporations Act* and the regulations thereto, as the same may be amended from time to time;

"**Circular**" means the offering circular of the Offeror that accompanies and forms part of the Offer and which is attached hereto;

"**Depositary**" means Computershare Investors Services Inc. at its offices in Toronto and Calgary;

"**diluted basis**" means, with respect to the Royal Roads Shares, such number of outstanding Royal Roads Shares calculated at any time assuming that all outstanding options, warrants and other rights to purchase Royal Roads Shares are exercised;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Expiry Date**" means August 23, 2006, unless the Offer is extended (pursuant to Section 17.0 of the Offer, "Extension and Variation of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"**Expiry Time**" means 5:00 p.m. (local time) on the Expiry Date;

"**Forest Hill Project**" means that project described in subsection 13.4 of the Circular, "Properties of the Offeror";

"**Goldenville Project**" means that project described in subsection 13.4 of the Circular, "Properties of the Offeror";

"**Governmental Entity**" means any domestic (federal, state, provincial or territorial), foreign or supranational court, commission, governmental body, quasi-governmental entity, body or authority of any kind whatsoever, regulatory agency, authority, stock exchange or tribunal;

"**Income Tax Act**" means the *Income Tax Act* (Canada), as the same may be amended from time to time;

"**Letter of Acceptance**" or "**Letter of Transmittal**" means the letter of acceptance and transmittal (printed on green paper) for use in connection with the Offer in the form enclosed herewith and which is incorporated into and forms part of the Offer;

"**Lock-up Agreements**" means the separate agreements dated as of June 20, 2006 between the Offeror and the Tendering Shareholders pursuant to which the Tendering Shareholders have irrevocably agreed to deposit under the Offer and not withdraw an aggregate of 16,314,071 Royal Roads Shares, representing approximately 42.8% of the issued and outstanding Royal Roads Shares on a non-diluted basis;

"**Minimum Tender Condition**" has the meaning ascribed thereto in Section 11.0 of the Offer, "Conditions to the Offeror's Obligation to Complete the Offer";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery (printed on yellow paper) for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"**Offer**" means the offer to purchase all of the outstanding Royal Roads Shares made by the Offeror on the basis of 0.4 of an Acadian Share for each Royal Roads Share;

"**Offeror**" means Acadian Gold Corporation, a corporation continued under the CBCA;

"**Offer Period**" means the period commencing on July 19, 2006, and ending at the Expiry Time;

"**Royal Roads**" means Royal Roads Corp., a company incorporated under the *Business Corporation Act* (Alberta);

"**Royal Roads Shareholders**" means, at any time, the holders of Royal Roads Shares at such time;

"**Royal Roads Shares**" means common shares in the capital of Royal Roads as constituted on the date hereof and includes, where the context so requires, all common shares issued on the exercise of currently outstanding options, warrants or other rights to acquire common shares in the capital of Royal Roads;

"**ScoZinc Project**" means that project described in subsection 13.4 of the Circular, "Properties of the Offeror";

"**Superior Proposal**" means a Takeover Proposal on terms which a majority of the members of the Board determines, at a duly constituted meeting of the Board or by unanimous written resolution, in its reasonable good faith judgment to be more favorable to the Royal Roads Shareholders than the Offer and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of all of such members of the Board, as expressed in a resolution adopted at a duly constituted meeting of such members, is reasonably capable of being obtained by such third party;

"**Support Agreement**" means the agreement between the Offeror and Royal Roads dated June 20, 2006, pursuant to which, among other things, the Offeror agreed to make the Offer and described in Section 3.0 of the Circular, "Support Agreement";

"**Takeover Proposal**" means any proposal or offer from any other person, corporation, partnership or other business organization whatsoever (including any of Royal Roads' officers or directors) relating to any recapitalization, merger, amalgamation, acquisition or other business combination involving Royal Roads or any proposal or offer from any such person to acquire in any manner, directly or indirectly, not less than a twenty percent (20%) equity interest in, any voting securities of, or a substantial portion of the assets of Royal Roads other than the transactions contemplated by the Support Agreement;

"**Tangier Project**" means that project described in subsection 13.4 of the Circular "Properties of the Offeror";

"**Tendering Shareholders**" means those directors, senior officers and Royal Roads Shareholders who executed and delivered Lock-up Agreements to the Offeror;

"**Termination Fees**" has the meaning ascribed thereto in subsection 3.7 of the Circular, "Termination Fees";

"**TSXV**" means the TSX Venture Exchange Inc.;

"**United States**" or "**U.S.**" mean the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

2.0 Currency and Gender References

In this Offer, the Circular and the Letter of Acceptance, references to "**dollars**" and "**$**" are to the currency of Canada and words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and vice versa.

PART IV - OFFER

July 19, 2006

TO: THE ROYAL ROADS SHAREHOLDERS

1.0 The Offer

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all Royal Roads Shares presently outstanding and all Royal Roads Shares which may be issued on the exercise of currently outstanding options or warrants to purchase Royal Roads Shares. The consideration offered for each Royal Roads Share is 0.4 of an Acadian Share for each Royal Roads Share held, free of any statutory hold periods in Canada.

The Board of Directors of Royal Roads has announced that it has unanimously recommended that the Royal Roads Shareholders accept the Offer.

The Offer is made only for the Royal Roads Shares and is not made for any other options, warrants or other rights to purchase Royal Roads Shares. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants or other rights to purchase Royal Roads Shares in order to obtain certificates representing Royal Roads Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants or other rights to purchase Royal Roads Shares that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Sections 5.0 and 6.0 of the Offer, "Manner and Time of Acceptance" and "Procedure for Guaranteed Delivery".

The Offer is subject to certain conditions as detailed in Section 11.0 of the Offer, "Conditions to the Offeror's Obligation to Complete the Offer". If such conditions are met, the Offeror will take up and pay for the Royal Roads Shares duly deposited and not withdrawn under the Offer in accordance with the terms hereof through the issuance of Acadian Shares. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law) by the Offeror, without prejudice to any other right which the Offeror may have, by notice in writing delivered to the Depositary at its principal office in Toronto.

2.0 No Fractional Shares

No fractional Acadian Shares will be issued. Any Royal Roads Shareholders who would otherwise be entitled to receive a fractional Acadian Share will be entitled to receive that number of Acadian Shares after the fraction of an Acadian Share is rounded up or down to the nearest whole number of Acadian Shares. Any entitlement to fractional Acadian Shares equal to or greater than 0.5 of an Acadian Share will be rounded up to the next whole number of Acadian Shares. Any entitlement to fractional Acadian Shares less than 0.5 of an Acadian Share will be rounded down to the next whole number of Acadian Shares. If a Royal Roads Shareholder deposits more than one certificate for Royal Roads Shares which are taken up by the Offeror, the number of Acadian Shares issuable to such holder will be computed on the basis of the aggregate number of Royal Roads Shares deposited by such holder.

3.0 Documentation and Definitions

The accompanying Circular, Letter of Acceptance and the Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

Certain terms used in this Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery are defined in Part III - Interpretation or elsewhere in this Offer or the attached Circular.

4.0 Disclaimer

The Acadian Shares issuable pursuant to the Offer are not registered under the laws of any foreign jurisdiction, including the United States. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Royal Roads Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Royal Roads Shareholders not resident in Canada. See Section 18.0 of the Offer, "Royal Roads Shareholders Not Resident in Canada".

5.0 Manner and Time of Acceptance

To accept the Offer, certificates representing the Royal Roads Shares, together with a properly completed and duly executed Letter of Acceptance or a manually signed photocopy thereof and all other documents required by the Letter of Acceptance, must be received at or prior to the Expiry Time by the Depositary at one of the offices listed in the Letter of Acceptance.

In lieu of depositing certificates representing the Royal Roads Shares with the Depositary, such certificates may be deposited in compliance with the procedures set forth in Section 6.0, "Procedure for Guaranteed Delivery" below at or prior to the Expiry Time.

If a Letter of Acceptance is signed by a person other than the registered holder of the Royal Roads Shares deposited therewith, the certificate must be endorsed or be accompanied by an appropriate share transfer or power of attorney duly and properly completed by the registered holder. **The signature on such certificate, transfer or power of attorney must correspond exactly to the name of the registered holder as registered or as appearing on the certificate and must be medallion guaranteed by an Eligible Institution.**

The deposit of Royal Roads Shares pursuant to any of the procedures described herein will constitute a binding agreement between the depositing Royal Roads Shareholder and the Offeror upon the terms and subject to the conditions of the Offer.

6.0 Procedure for Guaranteed Delivery

If a Royal Roads Shareholder wishes to deposit Royal Roads Shares pursuant to the Offer and the certificates representing such Royal Roads Shares are not immediately available or such Royal Roads Shareholder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Royal Roads Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, in the form enclosed with this document or a manually signed photocopy thereof, is received by the Depositary at its office in Toronto listed in the Notice of Guaranteed Delivery; and

(c) the certificates representing deposited Royal Roads Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance or a manually signed photocopy thereof covering such Royal Roads Shares and any other documents required by such Letter of Acceptance, are received by the Depositary at its office in Toronto listed in the Notice of Guaranteed Delivery prior to 5:00 p.m. (Eastern time) on the third trading day on the TSXV after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto.

7.0 Risk of Delivery

The method of delivery of certificates representing the Royal Roads Shares, the Letter of Acceptance and all other required documents is at the option and risk of the depositing Royal Roads Shareholder. The Offeror recommends that such certificates and documents be delivered by hand to the Depositary and a receipt be obtained. If such certificates or documents are mailed, the Offeror recommends that registered mail, return receipt or acknowledgement of receipt requested, be used and that proper insurance be obtained.

8.0 Beneficial Royal Roads Shareholders

Royal Roads Shareholders whose Royal Roads Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Royal Roads Shares.

9.0 Letter of Acceptance

The execution by a Royal Roads Shareholder of a Letter of Acceptance irrevocably appoints the Offeror as the true and lawful agent, attorney and attorney-in-fact of such Royal Roads Shareholder with respect to the Royal Roads Shares deposited therewith and purchased by the Offeror (the "Purchased Securities") and with respect to any dividends, distributions securities, rights, warrants, payments, assets or other interests (collectively, as used in this paragraph, "Other Securities") declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, effective from the date that the Offeror purchases the Purchased Securities (the "Effective Date"). The Offeror therefore acquires full power of substitution, in the name and on behalf of such Royal Roads Shareholder, to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the registers of Royal Roads and to exercise any and all of the rights of such holder in respect of the Purchased Securities and any Other Securities. These rights include, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorization or consent in respect of any or all of the Purchased Securities and Other Securities, revoke any such instruments, authorizations or consents given on or prior to or after the Effective Date and designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the holder thereof, all as set forth in the Letter of Acceptance.

Further, a Royal Roads Shareholder who executes the Letter of Acceptance, unless otherwise agreed to by the Offeror, agrees, among other things, from and after the Effective Date:

(a) not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise) of holders of Purchased Securities or Other Securities;

(b) not to exercise any other rights or privileges attached to any Purchased Securities or Other Securities; and

(c) to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder thereof.

At the Effective Date, all prior proxies given by the Royal Roads Shareholder with respect to such Purchased Securities and to such Other Securities shall be revoked and no subsequent proxies may be given by such Royal Roads Shareholder with respect thereto unless the Purchased Securities and any Other Securities are not taken up and paid for under the Offer.

A Royal Roads Shareholder who executes a Letter of Acceptance covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and any Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the Royal Roads Shareholder.

The deposit of Royal Roads Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Royal Roads Shareholder and the Offeror upon the terms and subject to the conditions of the Offer including the depositing holder's representation and warranty that:

(a) such Royal Roads Shareholder has the power and authority to deposit, sell, assign and transfer the Royal Roads Shares and any Other Securities being deposited;

(b) such Royal Roads Shareholder owns the Royal Roads Shares and any Other Securities within the meaning of applicable securities laws;

(c) the deposit of such Royal Roads Shares and any Other Securities complies with applicable securities laws; and

(d) when such Royal Roads Shares and any Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

10.0 Questions of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Royal Roads Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and depositing holders of Royal Roads Shares agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect or irregularity in the deposit of any Royal Roads Shares. The Offeror's interpretation of the terms and conditions of the Offer will be final and binding. See Section 27.0 of the Offer, "Interpretation of Offer".

There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in any deposit and no liability shall be incurred by either of them for failure to give any such notice.

11.0 Conditions to the Offeror's Obligation to Complete the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for the Royal Roads Shares, or extend to the period of time during which the Offer is open and postpone taking up and paying for any Royal Roads Shares tendered to the Offer, unless all of the following conditions are satisfied or waived by the Offeror prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn at least 42.8% of the outstanding Royal Roads Shares on a "non-diluted basis" (the "Minimum Tender Condition");

(b) all authorizations, consents, orders, declarations or approvals of, or any filings with, or terminations or expirations of waiting periods imposed by a Governmental Entity (including, without limitation, any stock exchange or other securities regulatory authority) that are necessary to make the Offer or to effect any of the transactions contemplated under the Support Agreement shall have been obtained, shall have been made or shall have occurred, each on terms satisfactory to the Offeror;

(c) no court or other Governmental Entity having jurisdiction over Royal Roads or the Offeror, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Offer or any of the transactions contemplated under the Support Agreement (including, without limitation, taking up any Royal Roads Shares deposited under the Offer and completing any compulsory acquisition or subsequent acquisition transaction) illegal;

(d) Royal Roads shall have performed in all material respects each of its agreements contained in the Support Agreement required to be performed on or prior to the Expiry Time, each of the representations and warranties of Royal Roads contained in the Support Agreement shall be true and correct in all material respects on and as of the Expiry Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and the Offeror shall have received a certificate signed on behalf of Royal Roads by its Chief Executive Officer and its Chief Financial Officer to such effect;

(e) there shall have been no material adverse change with respect to Royal Roads since June 20, 2006;

(f) the Offeror shall not have become aware of any material misstatement, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all maters covered in earlier filings) in any document filed by or on behalf of Royal Roads with any securities regulatory authority; and

(g) the Board shall not have withdrawn its recommendation that the Royal Roads Shareholders accept the Offer or changed such recommendation in a manner that has substantially the same effect.

12.0 Waiver of Conditions

The foregoing conditions are for the exclusive benefit of the Offeror and may be waived by the Offeror in whole or in part at its sole option at any time and from time to time before the Expiry Time, without prejudice to any other rights the Offeror may have under the Support Agreement.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice by the Offeror to that effect to the Depositary at its principal office in Toronto. The Offeror shall, forthwith after giving any such notice, make a public announcement of such waiver or withdrawal and cause the Depositary as soon as practicable thereafter to notify holders of Royal Roads Shares in the manner set forth in Section 10.0 of the Offer, "Questions of Validity" and shall provide a copy of the aforementioned notice to the TSXV. If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any Royal Roads Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited Royal Roads Shares and the Letters of Acceptance to the persons by whom they were deposited.

13.0 Timing of Payment for Deposited Shares

Upon waiver or fulfillment of the conditions of the Offer, the Offeror may take up and pay for Royal Roads Shares properly deposited and not withdrawn commencing at the Expiry Time or forthwith after the expiration of any withdrawal period (if the Offer is changed or varied so as to give rise to withdrawal rights). If the conditions have been fulfilled or waived at the Expiry Time, the Offeror will promptly take up and pay for all Royal Roads Shares validly deposited under the Offer, and in any event not later than 3 business days after taking up such Royal Roads Shares. Any Royal Roads Shares deposited under the Offer after the first date on which Royal Roads Shares have been taken up by the Offeror, but before the Expiry Date, will be taken up and paid for not later than 10 days after such deposit. Any Royal Roads Shares deposited after the Expiry Time or not validly deposited under the Offer prior to the Expiry Time shall be promptly returned to the Royal Roads Shareholder.

The Offeror will not take up and pay for any Royal Roads Shares deposited under the Offer unless it simultaneously takes up and pays for all Royal Roads Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Royal Roads Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto of its acceptance for payment of such Royal Roads Shares pursuant to the Offer.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Royal Roads Shares or to terminate the Offer and not take up or pay for any Royal Roads Shares if any condition specified in Section 11.0 of the Offer, "Conditions to the Offeror's Obligation to Complete the Offer", is not fulfilled or waived by the Offeror. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Royal Roads Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval.

14.0 Mode of Payment

The Offeror will pay for the Royal Roads Shares acquired by it pursuant to the Offer by providing the Depositary with sufficient Acadian Shares for transmittal to Royal Roads Shareholders whose Royal Roads Shares are acquired. The Depositary will act as the agent of persons who have deposited Royal Roads Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting Acadian Shares to such persons.

Settlement with holders of Royal Roads Shares whose Royal Roads Shares are acquired will be effected by the Depositary by forwarding to each such holder a certificate for the Acadian Shares issuable pursuant to the Offer. Unless otherwise directed in the Letter of Acceptance, the certificate representing Acadian Shares will be issued in the name of the registered holder of the Royal Roads Shares so deposited.

15.0 Delivery

Unless the person who deposits the Royal Roads Shares instructs the Depositary to hold Acadian Shares for pick-up by checking the appropriate box in the Letter of Acceptance, Acadian Shares will be forwarded by first class mail to such person at the address specified in the Letter of Acceptance. If no address is therein specified, Acadian Shares will be forwarded to the address of the holder as shown on the register of holders of Royal Roads Shares maintained by Royal Roads.

Certificates for Acadian Shares which are mailed in accordance with this Section shall be deemed to have been delivered at the time of delivery to the post office. In the event of an interruption of mail services, certificates will be made available in accordance with Section 21.0 of the Offer, "Mail Service Interruption".

16.0 Return of Royal Roads Shares Not Taken Up

Any deposited Royal Roads Shares not taken up and paid for by the Offeror because:

(a) they are not validly deposited under the Offer;

(a) they are not deposited prior to the Expiry Time;

(b) certificates are submitted for more Royal Roads Shares than are deposited; or

(c) any other reason,

will be returned by the Depository to the Royal Roads Shareholder at the Offeror's expense. The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address of the depositing Royal Roads Shareholders in the Letter of Acceptance, or if such name and address is not so specified, in such name and to such address as shown on the registers maintained by Royal Roads as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

17.0 Extension and Variation of the Offer

Unless extended, the Offer is open for acceptance at the places of deposit set forth in the Letter of Acceptance until 5:00 p.m. (local time) on August 23, 2006.

The Offeror may, from time to time during the Offer Period (or otherwise as permitted by law), vary certain terms of the Offer. All such amendments or variations, other than an extension of the Expiry Time or increase in the consideration, may only be made upon obtaining the prior consent of Royal Roads. Any such variation of the Offer or extension of the Expiry Time may be made by the Offeror giving notice to the Depositary at its principal office in Toronto. Upon the delivery of such notice, the Expiry Time and Expiry Date shall be deemed to be extended to the time and date specified in such notice or the Offer shall be deemed to be varied in the manner described therein, as the case may be. The Offeror will, as soon as practicable after giving any such notice, and in any event no later than 9:00 a.m. (local time) on the first Business Day following the previously scheduled Expiry Date, make a public announcement of the extension or variation. In addition, the Offeror will provide a copy of such notice to the TSXV and will cause the Depositary to mail a copy of any such notice to holders of Royal Roads Shares as required by applicable laws.

Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

Applicable securities legislation provides that the Offer may not be extended by the Offeror where all the terms and conditions of the Offer have been complied with or waived by the Offeror, unless Offeror first takes up and pays for all the Royal Roads Shares deposited under the Offer and not withdrawn.

If there is a variation in the terms of the Offer or a change in the information contained in the Offer and Circular which is within the control of the Offeror and which would reasonably be expected to affect the decision of a Royal Roads Shareholders to accept or reject the Offer, the period during which the Royal Roads Shares may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been delivered, unless otherwise permitted by applicable law. An extension of the Expiry Date or a variation of the Offer shall not constitute a waiver by the Offeror of any of its rights under Section 11.0 of the Offer, "Conditions to the Offeror's Obligation to Complete the Offer". If the consideration being offered for the Royal Roads Shares is increased by the Offeror, the increased consideration will be paid to all Royal Roads Shareholders whose Royal Roads Shares are taken up pursuant to the Offer, whether or not such shares were taken up by the Offeror before the variation.

18.0 Royal Roads Shareholders Not Resident in Canada

Acadian Shares issuable pursuant to the Offer will not be registered for sale under the laws of any foreign jurisdiction, including the United States. The Offeror will make the Offer, and will issue shares pursuant to the Offer, only to those Royal Roads Shareholders resident in the United States to whom the Offer can be made in reliance on the exemption from the registration requirement under the U.S. Securities Act provided by Rule 802 promulgated thereunder.

This document does not constitute an offer or a solicitation in any jurisdiction in which such an offer or solicitation would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders not resident in Canada. The Offeror has agreed to extend the Offer to Royal Roads Shareholders ("U.S. Shareholders") resident in the U.S. and will complete such filings in the U.S. as may be necessary to do so; provided that such U.S. Shareholders hold less than 10% in aggregate of the issued and outstanding Royal Road Shares.

Acadian Shares to be issued pursuant to the Offer will be unregistered restricted securities within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, Royal Roads Shareholders exchanging unrestricted Royal Roads Shares for Acadian Shares in connection with the Offer will receive Acadian Shares that are freely transferable under United States federal securities laws, except for such shares held by persons who are deemed to be "affiliates" (as such term is defined under Rule 144(a)(1) of the U.S. Securities Act) of the Offeror after the Offer. Acadian Shares held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, including pursuant to exemptions from registration available under Regulation S promulgated under the U.S. Securities Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

Residents of the United States should contact their lawyer or other professional advisor to ensure that they comply with those restrictions. Residents of the United States should also carefully read and consider Part II, Section 1.0 of the Preliminary Notes to Offer and Circular, "Notice to Royal Roads Shareholders in the United States". Neither the Securities and Exchange Commission nor any state securities authority have approved or disapproved the securities to be issued pursuant to this Offer or have determined if this Offer and accompanying Circular are truthful or complete.

19.0 Rights to Withdraw

19.1 Entitlement to Withdraw

Except for the Tendering Shareholders who have executed Lock-up Agreements (See Section 4.0 of the Circular, "Lock-up Agreements"), all deposits of Royal Roads Shares pursuant to the Offer may be withdrawn by or on behalf of the depositing Royal Roads Shareholder at any time before the Royal Roads Shares are taken up by the Offeror or if Royal Roads Shares deposited under the Offer are not paid for within 3 Business Days of being taken up.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Royal Roads Shares may be deposited hereunder, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(b) at or before the Expiry Time or after the Expiry Time (but not before the expiry of all rights of withdrawal in respect of the Offer), a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Royal Roads Shareholders to accept or reject the Offer (unless such change is not within the control of the Offeror or of any affiliate of the Offeror, except, to the extent required by applicable law, where it is a change in a material fact relating to the Acadian Shares),

any Royal Roads Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the Royal Roads Shareholders at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

19.2 Procedure

Withdrawal of deposited Royal Roads Shares must be effected by notice of withdrawal which must be made by or on behalf of the Royal Roads Shareholder by whom or on whose behalf such Royal Roads Shares were deposited and must be received by the Depositary at the office at which such Royal Roads Shares were deposited. Any such notice of withdrawal must:

(a) be made by a method, including telegraphic communications, that provides the Depositary with a written or printed copy;

(b) be signed by or on behalf of the person who signed the Letter of Acceptance accompanying the Royal Roads Shares which are being withdrawn;

(c) specify such person's name, the number of Royal Roads Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Royal Roads Shares to be withdrawn; and

(d) be actually received by the Depositary at the office at which the Royal Roads Shares were deposited within the time specified above.

Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution, except in the case of Royal Roads Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal nor shall they incur any liability for failure to give such notification.

20.0 Statutory Rights

In addition to the foregoing rights of withdrawal, holders of Royal Roads Shares in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See Section 19.0 of the Circular, "Statutory Rights".

21.0 Mail Service Interruption

Notwithstanding the provisions of this Offer or the Letter of Acceptance, certificates for Acadian Shares in payment for Royal Roads Shares purchased pursuant to this Offer and certificates for any Royal Roads Shares or other relevant documents to be returned will not be mailed if the Offeror determines that delivery by mail may be delayed, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Persons entitled to share certificates or documents which are not mailed for the foregoing reason may take delivery thereof at the offices of the Depositary at which the Royal Roads Shares in respect of which the certificate for Acadian Shares is being issued were deposited. Notwithstanding Section 22.0 of the Offer, "Notice and Delivery", share certificates or documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Royal Roads Shareholders at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror shall be given in accordance with Section 22.0 of the Offer, "Notice and Delivery".

22.0 Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to holders of Royal Roads Shares if:

(a) it is mailed by first class mail postage prepaid to the registered holders of the Royal Roads Shares at their respective addresses appearing in the registers for such Royal Roads Shares maintained by Computershare Trust Company of Canada and will be deemed to have been received on the third Business Day following mailing; or

(b) it is given in such other manner as may be permitted by applicable law.

These provisions apply notwithstanding any accidental omission to give notice to any one or more Royal Roads Shareholders and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under this Offer, except as otherwise provided, will be deemed to have been properly given and to have been received by the holders of Royal Roads Shares, as the case may be, if:

(a) it is given to the TSXV for dissemination through its facilities;

(b) if it is published once in the nationally circulated edition of The Globe and Mail; and

(c) it is given to Canada Newswire Ltd. for distribution by way of news release.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses noted for the Depositary as set forth in the Letter of Acceptance.

23.0 Market Purchases and Sales of Royal Roads Shares

The Royal Roads Shares are currently trading on the TSXV. The Offeror has no present intention of acquiring beneficial ownership of Royal Roads Shares while this Offer is outstanding, other than pursuant to this Offer.

24.0 Royal Roads Shares Not Deposited

The Offeror has no present intention to seek to acquire, directly or indirectly, any Royal Roads Shares not deposited under the Offer; however, the Offeror reserves the right to acquire, directly or indirectly, all of the remaining Royal Roads Shares not deposited under the Offer by compulsory acquisition or a subsequent acquisition transaction, in which case the Offeror will cause the Royal Roads Shares acquired under the Offer to be voted in favour of the subsequent acquisition transaction. The Offeror will also, to the extent permitted by law, cause the Royal Roads Shares acquired under the Offer to be counted as part of any minority approval that may be required in connection with any such transaction.

25.0 Dividends and Distributions

Royal Roads Shares acquired pursuant to the Offer shall be transferred by the Royal Roads Shareholder thereof and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Royal Roads Shares on or after July 19, 2006. If Royal Roads should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Royal Roads Shares which is or are payable or distributable to the holders of Royal Roads Shares of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Royal Roads of such Royal Roads Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Royal Roads Shareholders for the account of the Offeror and shall be promptly remitted and transferred by the depositing holder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

26.0 Other Terms of the Offer

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer and if any such information or representation is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for the purposes of the Offer. In any jurisdiction in which this Offer is required to be made by a licenced broker or dealer, this Offer shall be made on behalf of the Offeror by brokers or dealers licenced under the laws of such jurisdiction.

27.0 Interpretation of Offer

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination on all questions relating to the interpretation of the Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer, and the validity of any withdrawals of Royal Roads Shares.

28.0 Governing Law

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

Dated at the City of Halifax, in the Province of Nova Scotia, this 19th day of July, 2006.

ACADIAN GOLD CORPORATION

"Signed"
G. William Felderhof
President and Chief Executive Officer

PART V - CIRCULAR

1.0 General

This Circular accompanies the Offer to purchase all of the issued and outstanding Royal Roads Shares. The terms, conditions and provisions of the accompanying Offer, the Letter of Acceptance and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Terms that are use in this Circular are defined in Part III - Interpretation or elsewhere in this Circular or the Offer.

Except as specifically disclosed herein, the information concerning Royal Roads contained in the Circular has been supplied by Royal Roads or has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Royal Roads to disclose publicly events or facts that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Royal Roads must send a circular to all holders of Royal Roads Shares in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Royal Roads subsequent to the date of the most recent published financial statements of Royal Roads.

2.0 Purpose of the Offer and Plans for Royal Roads

The purpose of the Offer is to enable the Offeror to acquire control of Royal Roads. The Offeror intends to take up only those Royal Roads Shares validly deposited under the Offer prior to the Expiry Time and does not presently intend to seek to acquire, directly or indirectly, any Royal Roads Shares not deposited under the Offer; however, the Offeror reserves the right to acquire, directly or indirectly, all of the remaining Royal Roads Shares not deposited under the Offer by compulsory acquisition or a subsequent acquisition transaction, in which case the Offeror will cause the Royal Roads Shares acquired under the Offer to be voted in favour of the subsequent acquisition transaction. The Offeror will also, to the extent permitted by law, cause the Royal Roads Shares acquired under the Offer to be counted as part of any minority approval that may be required in connection with any such transaction.

The Offeror intends that Royal Roads will maintain its listing on the TSXV and that it will be managed by the Offeror; however the Offeror does not intend that Royal Roads become a wholly-owned subsidiary of the Offeror. If Royal Roads does not continue to meet the applicable minimum listing requirements of the TSXV following completion of the Offer, the Offeror intends to use all reasonable commercial efforts to cause Royal Roads to maintain its listing, including by causing Royal Roads to conduct an equity offering of Royal Roads Shares by private placement or public offering.

The Offeror believes that the acquisition of Royal Roads Shares will:

(a) complement the Offeror's current endeavours in gold, lead and zinc in Nova Scotia, including the recent acquisition of the ScoZinc Project and will build the Offeror's portfolio of properties in the Atlantic Canada region; and

(b) provide a platform to pursue strategic targets in Newfoundland and Labrador through a publicly-listed issuer, if Royal Roads is able to maintain its listing on the TSXV and if equity financing can be raised to fund the further exploration and development of those properties.

The Offeror believes that the acquisition of control of Royal Roads will result in Royal Roads leveraging the experience and skill of the Offeror and its management team who have the expertise and ability to assist Royal

Roads in realizing on its assets for the benefit of its shareholders, including the Offeror and those Royal Roads Shareholders who do not tender to the Offer. Those Royal Roads Shareholders who tender their Royal Roads Shares to the Offer will have an opportunity to be part of a larger, more diversified public company with a varied portfolio of gold, lead and zinc projects including its interest in Royal Roads.

3.0 Support Agreement

3.1 General

The Offeror and Royal Roads entered into the Support Agreement as of June 20, 2006. A summary of certain of the material terms of the Support Agreement is set out below. The summary provided below is qualified in its entirety by the provisions of the Support Agreement.

3.2 The Offer and Approvals by Board of Royal Roads

Pursuant to the Support Agreement, the Offeror agreed to make the Offer and Royal Roads represented that its Board has unanimously endorsed the making of the Offer and would recommend that the holders of Royal Roads Shares accept the Offer. The Board of Royal Roads may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the Board of Royal Roads, acting reasonably and upon advice of counsel, such withdrawal, modification or change is required in discharge of the fiduciary duties of the Board of Royal Roads in respect to the consideration and response to a Superior Proposal. Royal Roads also agreed that it would conduct its business in the ordinary course until the termination of the Support Agreement.

3.3 No Solicitation

In addition to the above, Royal Roads agreed that, among other things, it would not:

(a) solicit, initiate or encourage the submission of, any Takeover Proposal;

(b) enter into any agreement with respect to or approve or recommend any Takeover Proposal; or

(c) participate in any negotiations regarding, or furnish to any person any information with respect to Royal Roads in connection with the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal.

However, if the Board reasonably determines that a Takeover Proposal constitutes a Superior Proposal, then, to the extent required by the fiduciary obligations of the Board, as determined in good faith by a majority thereof after consultation with counsel, Royal Roads may, in response to an unsolicited request therefor:

(a) furnish information with respect to Royal Roads to any person pursuant to a customary confidentiality agreement; and

(b) negotiate with the third party and enter into an agreement with respect to a Superior Proposal.

3.4 Notice of Takeover Proposal

Under the terms of the Support Agreement Royal Roads is required to advise the Offeror orally and in writing of:

(a) any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal received by any officer or director of Royal Roads;

(b) the material terms of such Takeover Proposal (including a copy of any written proposal); and

(c) the identity of the person making any such Takeover Proposal or inquiry,

no later than 48 hours following receipt of such Takeover Proposal or inquiry.

If Royal Roads intends to furnish any person with any information with respect to any Takeover Proposal, Royal Roads shall advise the Offeror orally and in writing of such intention not less than 2 Business Days in advance of providing such information.

Royal Roads agreed that it would not, except in the casual and ordinary course of business, provide any confidential information about Royal Roads to any third party, including any party making a Takeover Proposal. Royal Roads is obligated under the Support Agreement to keep the Offeror fully informed of the status and details of any such Takeover Proposal or inquiry.

3.5 Superior Proposal

In accordance with the terms of the Support Agreement, Royal Roads also agreed that it will not enter into any agreement (a "Proposed Agreement"), other than a confidentiality agreement, with any third party providing for or to facilitate any Takeover Proposal that the Board reasonably determines constitutes a Superior Proposal unless, not less than 4 Business Days prior to the proposed execution, Royal Roads provides the Offeror with a copy of the Proposed Agreement, together with a written notice from the Board regarding the value in financial terms that the Board determined should be ascribed to any non-cash consideration offered under the Proposed Agreement. During such 4 Business Day period, the Offeror will have the opportunity, but not the obligation, to offer to amend the terms of the Support Agreement in order to provide for financial terms at least equivalent to those in the Proposed Agreement. The Board shall review any offer by the Offeror to amend the terms of the Support Agreement to determine, acting in good faith and in accordance with its fiduciary duties, whether the Offeror's amended Offer would be at least as favourable to the Royal Roads Shareholders as the Takeover Proposal provided for in the Proposed Agreement. If the Board so determines, Royal Roads will enter into an amended agreement with the Offeror reflecting the amended Offer. If the Board continues to believe, acting in good faith and in the proper discharge of its fiduciary duties, that the Takeover Proposal provided for in the Proposed Agreement continues to be a Superior Proposal with respect to the amended Offer, and therefore rejects the amended Offer, Royal Roads will be entitled to enter into the Proposed Agreement following payment to the Offeror of the applicable Termination Fees.

3.6 Termination

The Support Agreement may be terminated at any time prior to the Expiry Time:

(a) by mutual written consent of the Offeror and Royal Roads;

(b) by either the Offeror or Royal Roads if the other party shall have failed in a material respect to comply with any of its covenants or agreements contained in the Support Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days following receipt by such other party of written notice of such failure to comply;

(c) by either the Offeror or Royal Roads if there has been a breach by the other party of any representation or warranty which has the effect of making such representation or warranty not true and correct in all material respects and which breach has not been cured within five business days following the breaching party becoming aware of such breach or the receipt by the breaching party of written notice of the breach from the other party;

(d) by Royal Roads or the Offeror if there shall have been a Material Adverse Change with respect to the affairs of the other;

(e) by either Royal Roads or the Offeror if the Offeror has not become legally obligated to accept and take-up any Royal Roads Shares pursuant to the Offer by August 23, 2006;

(f) by either the Offeror or Royal Roads if any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Support Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

(g) by the Offeror if any condition of the Offer set out in the Support Agreement has not been satisfied or waived prior to the Expiry Time;

(h) by the Offeror if the Board (i) materially qualifies, modifies or withdraws its recommendation in favour of the Offer, or (ii) recommends to the Royal Roads Shareholders any Takeover Proposal other than the Offer;

(i) by Royal Roads if it proposes to enter into a merger, acquisition or other agreement to effect a Superior Proposal; but only if the Offeror has not exercised its right to match the Superior Proposal; or

(j) by the Offeror if any person or group of persons acting jointly or in concert other than the Offeror acquires 20% or more of the outstanding Royal Roads Shares.

3.7 Termination Fees

(a) *Payable to the Offeror*

The Support Agreement provides that Royal Roads must pay to the Offeror a termination fee of $100,000 in cash as liquidated damages if the Support Agreement is terminated by Royal Roads if it purposes to enter into a merger, acquisition or other agreement to effect a Superior Proposal but only if the Offeror has not exercised its right to match the Superior Proposal or the Support Agreement is terminated by the Offeror by reason that:

(i) Royal Roads shall have failed in a material respect to comply with any of its covenants or agreements contained in the Support Agreement required to be complied with prior to the date of its termination, which failure to comply has not been cured within five business days following receipt by the Offeror of written notice of such failure to comply;

(ii) there has been a breach by Royal Roads of any representation or warranty which has the effect of making such representation or warranty not true and correct in all material respects and which breach has not been cured within five business days following Royal Roads becoming aware of such breach or the receipt by Royal Roads of written notice of the breach from the Offeror;

(iii) the Board materially qualifies, modifies or withdraws its recommendation in favour of the Offer;

(iv) the Board recommends to the Royal Roads Shareholders any Takeover Proposal other than the Offer; or

(v) the Minimum Tender Condition is not met.

(b) *Payable to Royal Roads*

The Support Agreement provides that the Offeror must reimburse Royal Roads for all of its legal expenses incurred in connection with the Offer up to a maximum of $25,000 and pay must pay the sum of $10,000 in cash as liquidated damages if the Support Agreement is terminated by Royal Roads as a result of:

(i) the Offeror having failed in a material respect to comply with any of its covenants; or

(ii) the Offeror having breached any representation or warranty which has the effect of making such representation or warranty not true and correct and which breach has not been cured within 5 Business Days.

3.8 Other Terms

The Support Agreement provides that, upon the Offeror taking up and paying for at least 42.8% of Royal Roads Shares on a non-diluted basis pursuant to the Offer, Royal Roads and the Offeror will use their respective reasonable efforts to enable the Offeror to elect or appoint all of the directors of Royal Roads.

4.0 Lock-up Agreements

Pursuant to the Lock-up Agreements, the Tendering Shareholders, who hold an aggregate of 16,314,071 Royal Roads Shares, have irrevocably agreed to accept the Offer and deposit such Royal Roads Shares held by them in accordance with the terms of the Offer and not withdraw such shares. The Lock-up Agreements may be terminated by the Tendering Shareholders in certain circumstances, including if the Offeror has not taken up and paid for the Royal Roads Shares tendered under the Offer by 12:01 a.m. on the date following the date on which the Offeror is required to do so under the Support Agreement.

5.0 Canadian Federal Income Tax Considerations

5.1 Summary

In the opinion of McInnes Cooper, counsel to the Offeror, the following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Royal Roads Shares who disposes of Royal Roads Shares pursuant to the Offer and who, for purposes of the Income Tax Act, holds Royal Roads Shares as capital property, deals at arm's length with the Offeror at all times up to and including the completion of the Offer, and is not affiliated with the Offeror, and immediately following completion of the Offer will not, either alone or together with any person with whom the holder does not deal at arm's length, control the Offeror or beneficially own shares of the Offeror having a fair market value in excess of 50% of the fair market value of all outstanding Acadian Shares.

The Royal Roads Shares will generally constitute capital property to a holder unless such holder holds such Royal Roads Shares in the course of carrying on a business of trading or dealing in securities or has acquired such Royal Roads Shares as an adventure in the nature of trade. Certain holders of Royal Roads Shares resident in Canada for purposes of the Income Tax Act whose Royal Roads Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Income Tax Act to have every "Canadian security" owned by such holders in the taxation year of the election and in all subsequent taxation years deemed to be a capital property.

This summary is not applicable to certain financial institutions who are subject to the "mark-to-market" provisions of the Income Tax Act. Royal Roads Shareholders that are "financial institutions" for the purpose of those rules should consult their own tax advisors.

This summary is based upon the current provisions of the Income Tax Act and the regulations thereunder, all specific proposals to amend the Income Tax Act or the regulations thereunder publicly announced prior to the date hereof (the "Tax Proposals") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). With respect to the Tax Proposals, there is no certainty that such proposals will be enacted in the form proposed, if at all. We have assumed that where a Tax Proposal has been made, such Tax Proposal will be enacted with retroactive force to the stated effective date. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action or changes in administrative practices, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Royal Roads Shareholder. Accordingly, Royal Roads Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Royal Roads Shares having regard to their own particular circumstances.

5.2 Exchange of Royal Roads Shares Pursuant to the Offer

A Royal Roads Shareholder who exchanges Royal Roads Shares with the Offeror for Acadian Shares will, unless the holder chooses otherwise, be deemed to have disposed of such Royal Roads Shares for proceeds of disposition equal to the holder's adjusted cost base thereof. Such Royal Roads Shareholders would therefore neither recognize a capital gain nor a capital loss in respect of the exchange and would be deemed to acquire his Acadian Shares at a cost which is equal to the adjusted cost base of his Royal Roads Shares. For the purposes of computing the adjusted cost base of Acadian Shares, the holder must average the cost of the Acadian Shares acquired pursuant to this Offer, with all other Acadian Shares held by the holder as capital property. A Royal Roads Shareholder who receives Acadian Shares in exchange for his Royal Roads Shares may, if he so chooses, recognize a capital gain or a capital loss in respect of such disposition by reporting the same in his income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the Acadian Shares received exceeds (or is less than) the aggregate of the adjusted cost base of his Royal Roads Shares and any reasonable costs of making the disposition. In such circumstances, the cost of the Acadian Shares acquired pursuant to the Offer will be the fair market value thereof for the purposes of computing the adjusted cost base of all Acadian Shares owned by the holder as capital property, subject to the cost-averaging rules in the Income Tax Act.

5.3 Taxation of Capital Gain or Loss

The following section is relevant for a holder that recognizes a capital gain or capital loss in his tax return in respect of the exchange of the Royal Roads Shares.

One-half of a capital gain (a "taxable capital gain") is included in computing an income and one-half of a capital loss (an "allowable capital loss") is deductible from taxable capital gains. To the extent that a Royal Roads Shareholder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency constitutes a net capital loss for the current taxation year which may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to the detailed rules in the Income Tax Act in that regard.

Capital gains realized by individuals or trusts, other than certain trusts, may be subject to alternative minimum tax.

A Royal Roads Shareholder that is throughout the relevant year a "Canadian-controlled private corporation" as defined in the Income Tax Act may be liable to pay an additional 6⅔% refundable tax on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

The amount of capital loss realized by a Royal Roads Shareholder that is a corporation may be reduced in certain circumstances by the amount of dividends previously received or deemed to have been received on such shares to the extent and under the circumstances provided in the Income Tax Act. Similar rules may apply where the Royal Roads Shareholder is a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Royal Roads Shareholders to whom these rules may be relevant should consult their own tax advisors.

5.4 Caution

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER. ROYAL ROADS SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO THEM BASED ON THEIR PARTICULAR CIRCUMSTANCES, AND AS TO ANY PROVINCIAL, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE SALE OR EXCHANGE OF ROYAL ROADS SHARES OR ACADIAN SHARES PURSUANT TO THE OFFER.

6.0 Conditional Listing Approval

The TSXV has conditionally approved the listing of the Acadian Shares issuable pursuant to the Offer, subject to satisfaction of the customary requirements.

7.0 Depositary

The Offeror has retained Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of Royal Roads Shares and related Letters of Acceptance deposited under the Offer and for the payment for Royal Roads Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of- pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

8.0 Ownership of Royal Roads Shares

The Offeror does not beneficially own, directly or indirectly, or control or exercise discretion over, or have the right to acquire, any securities of Royal Roads. To the best of the Offeror's knowledge, after reasonable inquiry, no director or senior officer of the Offeror, associate of a director or senior officer of the Offeror, or any person or company who acting jointly or in concert with the Offeror, or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror beneficially owns, directly or indirectly, or controls or exercises direction over any securities of Royal Roads other than as set forth below:

Holder	Number of Securities	Class of Securities	% of Class
G. William Felderhof	60,500	Common Shares	0.159%
Votix Corporation Ltd.(1)	34,000	Common Shares	0.089%
James Borland	25,000	Common Shares	0.066%
Kathryn Coughlan(2)	50,000	Common Shares	0.131%
Marni Felderhof(3)	25,000	Common Shares	0.066%

(1) Votix Corporation Ltd. is controlled by G. William Felderhof, director and President and CEO of the Offeror.
(2) Spouse of Terence F. Coughlan, Director of the Offeror.
(3) Spouse of G. William Felderhof.

9.0 Trading in Royal Roads Shares

To the best of the Offeror 's knowledge, after reasonable inquiry, no Royal Roads Shares have been traded during the six month period preceding the date of the Offer by the Offeror or any person holding more than 10% of any class of securities of the Offeror, the directors or senior officers of the Offeror, any associate or affiliate of any of the foregoing or by any person or company acting jointly or in concert with the Offeror, other than as follows:

Name	Number of Royal Roads Shares Purchased	Number of Royal Roads Shares Sold	Date of Trade	Purchase/Sale Price
G. William Felderhof	19,500	-	1 March 2006	0.150
	20,000	-	13 April 2006	0.190
	7,500	-	13 April 2006	0.200
	6,000	-	13 April 2006	0.185
	2,500	-	13 April 2006	0.180
	5,000	-	19 April 2006	0.2000
Votix Corporation Ltd. (1)	2,000	-	3 March 2006	0.155
	10,000	-	20 March 2006	0.155
	10,000	-	28 March 2006	0.150
	5,000	-	29 June 2006	0.195
	7,000	-	30 June 2006	0.175
James Borland	25,000	-	12 July 2006	0.200
Kathryn Coughlan(2)	50,000	-	10 July 2006	0.190
Marni Felderhof(3)	15,000	-	28 June 2006	0.180
	10,000	-	6 July 2006	0.200

(1) Votix Corporation Ltd. is controlled by G. William Felderhof, Director, President and CEO of the Offeror.
(2) Spouse of Terence F. Coughlan, Director.
(3) Spouse of G. William Felderhof.

10.0 Commitments to Acquire Securities of Royal Roads

To the knowledge of the Offeror, and except in accordance with the Support Agreement and the Lock-up Agreements, no securities of Royal Roads are subject to any commitments to acquire made by the Offeror or any person holding more than 10% of any class of securities of the Offeror, the directors or senior officers of the Offeror, any associate or affiliate of any of the foregoing or by any person or company acting jointly or in concert with the Offeror.

11.0 Arrangements, Agreements or Understandings

Other than as provided in the Support Agreement and the Lock-up Agreements, there are no contracts, arrangements or agreements made or proposed to be made between the Offeror and any of the directors or officers of Royal Roads and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as compensation to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any Royal Roads Shareholders with respect to the Offer or between the Offeror and any person or company with respect to any securities of Royal Roads in relation to the Offer except as set forth in the Support Agreement and the Lock-up Agreements.

Pursuant to the terms of the Support Agreement, the Offeror has agreed to use its best efforts to purchase reasonable run-off insurance coverage for the directors of Royal Roads under the Offeror's current directors' and officers' liability insurance policy, for a term of at least one (1) year after completion of the Offer, in an amount equal to that currently in place for directors and officers of the Offeror or such other amount as the Offeror's current insurance issuer will agree to provide.

There are no business relationships between the Offeror, its associates or affiliates and Royal Roads that are material to any of them with the exception of the Support Agreement and the Lock-up Agreements.

12.0 Material Changes in the Affairs of Royal Roads and Other Information

Except for the Offer and as set forth herein, the Offeror has no information, as of the date hereof, which indicates that any material change has occurred in the affairs, financial position or prospects of Royal Roads since March 31, 2006, the date of Royal Roads' last published financial statements.

The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect a decision of a Royal Roads Shareholders to accept or reject the Offer.

13.0 Acadian Gold Corporation

13.1 Name and Incorporation

The Offeror is a Halifax-based corporation continued under the CBCA. The Offeror engages in the exploration, acquisition and development of gold, lead and zinc properties primarily in the Province of Nova Scotia.

The Offeror was incorporated under *The Corporations Act* (Manitoba) on May 5, 2000 as "4201701 Manitoba Ltd." On September 22, 2000, the Articles of Incorporation of the Offeror ("Articles") were amended to change the name of the Offeror to "Tempus Corp." On November 15, 2000, the Articles of the Offeror were amended to remove restrictions on share transfers, on the number of permitted shareholders of the Offeror and on the ability of the Offeror to invite members of the public to acquire its securities. On March 14, 2003, the Offeror was continued under the *Canada Business Corporations Act*, at which time the name was changed from "Tempus Corp." to "Acadian Gold Corporation." On June 30, 2004, the Articles of the Offeror were amended to change the province in which the registered office of the Offeror is situated from Manitoba to Nova Scotia and to add a provision with respect to the appointment of additional directors. The common shares of the Offeror are listed on the TSXV under the trading symbol "ADA".

The Offeror's head and registered office is located at Suite 1000, Cogswell Tower, 2000 Barrington Street, Halifax, Nova Scotia, Canada, B3J 3K1. The Offeror has no material subsidiaries.

13.2 General Development Of The Business Of The Offeror

The Offeror is engaged in the exploration for, and the development of gold and zinc properties primarily in the Province of Nova Scotia.

(a) *Three Year History*

The following is a summary of the significant transactions affecting the development of the Offeror's business over the last three years and to date in this current fiscal, summarized by fiscal period:

(i) Fiscal year ended December 31, 2005

In April 2005, the Offeror entered into an agreement to purchase the remaining 70% interest in 64 optioned mineral claims comprising the Forest Hill Project to increase the Offeror's position to a 100% interest subject to a maximum 2.65% net smelter royalty ("n.s.r."). The Offeror acquired the 70% interest by making a cash payment of $75,000, delivering a non-interest bearing promissory note for $75,000 (which was paid in full on March 28, 2006) and increasing the n.s.r. to 2.65% from 2%. The Offeror has the option to reduce the 2.65% n.s.r. to 0.65% by making a payment of $125,000 in cash and $125,000 in cash or common shares at the discretion of the Offeror.

In September 2005, the Offeror entered into a 50-50 joint venture with Atlantic Gold NL, an Australian-based gold explorer, that will manage a program to seek bulk tonnage, open pittable deposits (similar to those at its Beaver Dam Project) on the Caribou property covering approximately 23 kilometres of the Caribou anticlinal structure which is comprised of 7,879 hectares and is host to the Offeror's Lake Lode property.

In October 2005, the Offeror completed private placement of 1,850,000 flow-through common shares of the Offeror for gross proceeds of $499,500.

In November 2005, the Offeror completed a non-brokered private placement of 2,300,000 equity units at $0.25 per unit with each equity unit comprised of one common share of the Offeror and one common share purchase warrant. Two whole warrants are exercisable to acquire one common share of the Offeror for $0.35 until May 18, 2007.

In December 2005, the Offeror entered into an option agreement with Elk Exploration Ltd. and John MacIsaac to acquire a 100% interest, subject to a 2% n.s.r. in the 49 claim (793 hectare) Lake Catcha gold property. To acquire the 100% interest, the Offeror must make payments totaling $30,000 cash and issuance of 90,000 Acadian Shares over a three year period and $110,000 in cash or Acadian Shares or combination thereof in the fourth year. The 2% n.s.r. can be bought out at the Offeror's option for a consideration of $150,000 for the first 1% and $1,000,000 for the second 1% in cash or Acadian Shares or a combination thereof at the Offeror's discretion.

In early December 2005, the Offeror completed a non-brokered private placement for aggregate gross proceeds of $2,396,679.85, issuing a total of 6,034,000 equity units at $0.25 per equity unit and 3,289,555 flow-through common shares at $0.27 per flow through share. Each equity unit consisted of one Acadian Share and one common share purchase warrant with two whole warrants exercisable at $0.35 to acquire one Acadian Share for 18 months following closing. On December 28, 2005, the Offeror completed a further tranche of this financing for additional gross proceeds of $250,000 upon the sale of 1,000,000 equity units at $0.25 per equity unit.

The Offeror increased the gold resource of its four advanced gold development projects (the Beaver Dam Project, Forest Hill Project, Goldenville Project and Tangier Project), during the year to 527,536 ounces (uncut) in the measured and indicated categories and 826,670 ounces (uncut) in the inferred category. The Beaver Dam Project's estimated gold resources, in particular, increased by 76,914 ounces from 98,555 ounces (uncut) in 2004 to 173,778 ounces (uncut) in 2005.

(ii) Fiscal year ended December 31, 2004

In January 2004, the Offeror closed a $240,573 financing, which was the final tranche of an over-allotment option exercised by Northern Securities Inc. in connection with a $3,000,000 private placement which closed in two tranches in December 2003.

In August 2004, the Offeror acquired 100% of the outstanding common shares of Goldenville Mining Corporation ("GMC"), a private mineral exploration company which held a gold portfolio of 524 claims in 16 gold properties covering 8,485 hectares. This acquisition brought the Offeror's holdings to 23 gold properties covering 20,129 hectares. The total consideration paid on the acquisition was $275,473, comprised of the cost of acquiring the 20,000,000 outstanding shares of GMC from the vendors, D.S. MacLeod and Votix Corporation Limited, insiders of the Offeror, at the vendors' acquisition cost of $118,928 and the cost of assuming outstanding debt obligations of GMC in the amount of $156,545.

In December 2004, the Offeror completed a private placement for gross proceeds of $1,951,780, issuing an aggregate of 7,565,443 equity units at $0.18 per equity unit and 2,360,000 flow-through common shares at $0.25 per flow through share. Each equity unit consisted of one common share of the Offeror and one-half of one common share purchase warrant with each whole warrant exercisable to acquire one common share of the Offeror until June 22, 2006.

(iii) Fiscal year ended December 31, 2003

In December 2003, the Offeror completed a private placement, led by Northern Securities Inc, in which it sold 6,050,137 equity units of the Offeror at $0.27 per equity unit and 4,246,750 flow-through share units at $0.32 per flow-through share unit for gross proceeds of $2,992,496.90. The equity units consisted of one Acadian Share and one common share purchase warrant, with each whole warrant exercisable for 24 months following the closing at an exercise price of $0.35. The flow-through units were comprised of one flow-through common share and one common share purchase warrant. Each whole warrant was similarly exercisable for 24 months from closing at $0.35 per common share.

(iv) Developments to date in 2006

On March 1, 2006, the Offeror announced that it entered into four separate option agreements with five Nova Scotia prospectors to acquire a 100% interest, subject to agreed n.s.r. in a total of 61 claims (987 hectares), in the Oldham gold property, located 62 kilometres southwest of the Beaver Dam Project and 17 kilometres southwest of the ScoZinc Project.

On March 8, 2006, the Offeror entered into an amending agreement with Erdene Gold Inc. ("Erdene") to buy-out and extinguish Erdene's right to back-in for a 30% interest in the Tangier Project. The Offeror had granted the back-in right to Erdene under the terms of a purchase agreement entered into by the parties in January 2004 pursuant to which the Offeror acquired a 100% interest in the 77 mineral claims which comprise the Tangier Project. Pursuant to that amending agreement, the Offeror extinguished Erdene's back-in right upon issuing 100,000 common shares of the Offeror.

On April 25, 2006, the Offeror completed a bought-deal private placement of a total of 18,000,000 equity units at a price of $0.50 per unit and 1,538,462 flow-through shares at a price of $0.65 per flow-through share and a best efforts private placement of an additional 2,000,000 equity units and 2,615,385 flow-through shares, on the same terms, for aggregate gross proceeds of $12,700,000. Each equity unit consisted of one Acadian Share and one-half of one common share purchase warrant. One whole warrant entitles the holder to subscribe for one Acadian Share for $0.65 at any time until the date that is 18 months from closing.

(b) *Significant Acquisitions*

On July 6, 2006, the Offeror completed the acquisition of all of the issued and outstanding common shares of ScoZinc Limited ("ScoZinc") from HudBay Minerals Inc. for a total purchase price of $7.5 million. ScoZinc's principal assets are a modern mill facility and zinc-lead deposits located at Gays River, Nova Scotia, Canada.

Concurrent with closing the ScoZinc acquisition, the Offeror acquired an exclusive option to acquire a 100% interest in Savage Resources Limited's ("Savage") 2% royalty interest ("Royalty Interest") in the sale of ore concentrates and other products from the zinc operations of ScoZinc for a payment of $50,000. This option was granted under an option agreement with Savage, an Australian corporation, through its deed administrator. Savage's predecessor, Pasminco Canada Holdings Inc., acquired the Royalty Interest in February 2002 under a purchase and sale and royalty agreement entered into between Pasminco and Regal Mines Limited. The Offeror has the option to acquire the Royalty Interest for $1,450,000 on or before July 6, 2007. If the Offeror elects to exercise its option, the ScoZinc operations will be subject only to a royalty of 2% to the Nova Scotia Government.

In December, 2004, the Offeror acquired 100% of the outstanding common shares of GMC. See clause 13.2(a)(ii) of this Circular, "General Development of the Business of the Offeror - Three Year History - Fiscal Year Ended December 31, 2004".

(c) *Trends*

Management is not aware of any current trend, commitment, event or uncertainty that could have a material effect on the Offeror's business, financial condition or results of operations other than the risks generally affecting issuers in the business of mineral exploration and development which are summarized at subsection 13.16 of this Circular, "Risk Factors".

13.3 Offeror's Mineral Properties

(a) *Overview*

The primary business of the Offeror is the exploration, evaluation and development of gold, lead and zinc properties. To date, the Offeror has focused on gold and zinc properties in Nova Scotia and has five (5) material properties:

(i) Beaver Dam Project, located in Halifax County, Nova Scotia;

(ii) Forest Hill Project, located in Guysborough County, Nova Scotia;

(iii) Tangier Project, located in Halifax County, Nova Scotia;

(iv) Goldenville Project, located in Guysborough, Nova Scotia; and

(v) ScoZinc Project, located in Gays River, Nova Scotia.

(b) *Qualifying Reports*

Independent qualifying reports ("Qualifying Reports") on the Offeror's four material gold properties were authored by Peter Webster, P.Geo., Michael Cullen, P.Geo., and Diane Levy, P.Geo. on behalf of Mercator Geological Services Limited ("Mercator") and on the ScoZinc Project by Doug Roy, P. Geo. Tim Carew, P. Geo. and Reg Comeau, P. Geo. on behalf of MineTech International Limited (collectively, the "Qualifying Report Authors").

The Qualifying Report Authors are independent consulting geologists and mining engineers and are each a "Qualified Person" as that term is defined in National Instrument 43-101 – "Standards of Disclosure for Mineral Projects" ("NI 43-101").

The Qualifying Reports have been filed with the applicable securities regulatory authorities pursuant to NI 43-101 and are available for review on the SEDAR database on the internet at www.sedar.com. Copies of the Qualifying Reports may be inspected during normal business hours at the registered office of the Offeror at Suite 1000, 2000 Barrington Street, Halifax, Nova Scotia, by contacting G. William Felderhof, President and Chief Executive Officer at (902) 444-7779.

The following disclosure relating to the Offeror's five material properties has been summarized from the Qualifying Reports.

13.4 Properties Of The Offeror

(a) *Beaver Dam Project*

(i) Introduction

The Beaver Dam Project consists of 72 contiguous mineral exploration claims held by Offeror under exploration licences 05896 and 05920. The Beaver Dam Project is the Offeror's most advanced gold property and is currently the focus of a large ongoing diamond drilling program with 101 of 110 planned holes completed. Mercator was retained by the Offeror to manage the Beaver Dam Project and complete a mineral resource estimate prepared in accordance with NI 43-101 and the *Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines* ("CIM Standards").

Mercator completed a compilation and validation of historic exploration, development and mining data pertaining to the Beaver Dam Project in 2004. The purpose of these efforts was to create a digital data set for the Beaver Dam Project upon which a mineral resource estimate could be established and further assessment of the Beaver Dam Project's economic viability could be assessed. This information formed the base for a mineral resources estimate completed by Mercator in November 2004. Measured, indicated, and inferred mineral resources prepared in accordance with NI 43-101 were estimated by Mercator for the Beaver Dam property, with an effective date of November 15, 2004. An updated report which documented the results of 18 diamond drill holes completed by the Offeror formed the base for a Qualifying Report completed by Mercator in December, 2005. The Beaver Dam Project has been the focus of extensive past exploration and mining. During the period between 1986 and 1989, 135,000 tonnes were mined in underground development from a total of 3,787 metres of advancement taken to a vertical depth of 105 metres. A total of 41,119 tonnes of material was milled at an average reconciled gold grade of 1.85 g/t.

(ii) Property Description and Location

The particulars of exploration licences 05896 and 05920 are detailed in Table 1 below. The claims cover approximately 1166.4 hectares of surface area in Halifax County, Nova Scotia, approximately 135 kilometres east of the provincial capital City of Halifax. The claims are centred at 45°40' N, 62°44' W within NTS sheets 11E/02. Both licences, which were issued pursuant to the *Mineral Resources Act* (Nova Scotia) (the "Act"), were originally acquired in 2002 by Tempus Corporation, which subsequently became the Offeror.

Table 1: Tabulation of the Offeror's Exploration Licences at Beaver Dam

Current Licence No.	Licence Prior to Regroup	NTS Sheet	Tract	Claims	No. of Claims	Renewal Date
05896		11 E 2 A	61	JKLM NOPQ	36	25-Feb-05
		11 E 2 B	72	All Claims		
		11 E 2 B	49	EFGH JKLM NOPQ		
05920	00047	11 E 2 A	59	JKLM NOPQ	36	22-Mar-05
	04790	11 E 2 A	60	EFGH JKLM NOPQ		
		11 E 2 A	61	ABCD EFGH		
	04516	11 E 2 A	62	ABCD EFGH		
TOTAL					72	

Mineral exploration claims in Nova Scotia are issued under the Act. No equivalent to "patented claim status" exists under the Act and retention of claims in good standing from year to year requires payment of a renewal fee for each claim plus minimum exploration expenditure. Mercator's review of documents provided by the Registrar of Mineral and Petroleum Titles for the Province of Nova Scotia (the "Registrar") indicated that the mineral exploration licences referred to in Table 1 were in good standing as of July 10, 2006.

The 36 claims comprising licence 05920 form the specific focus of the resource estimate. The bulk of previous exploration and mining activities, and all current diamond drilling, were carried-out within this claim block. This licence number was reissued by the Department of Natural Resources ("DNR") in 2005 and was regrouped from three pre-existing licences: (00047, 04790 and 04516) in 2003.

Previous licence 00047 was acquired from Westminer Mining Corporation ("Westminer") subject to a pre-existing sliding scale royalty, payable to Acadia Mineral Ventures Limited ("AMV"), an unrelated company. The royalty agreement provides for a variable return n.s.r. payable to AMV based on average mined ore grade ranging from 0.6% (at 4.7g/t or less) to a maximum of 3.0% (at 10.9g/t or more). A credit of $300,000 is available against future royalties at a maximum of 50% per royalty payment, payable twice a year.

Previous licence 04516 was purchased from Henry Schenkels ("Schenkels") and is also subject to a sliding scale n.s.r. A 0.5% n.s.r. is payable if gold is more than US$265.01 per ounce, to a maximum of 2% when the price of gold goes above US$320 per ounce. Additional royalties exist for silver, copper, lead and zinc credits.

The Offeror does not hold surface title to any lands in the Beaver Dam area. The land is held partly by Her Majesty the Queen in Right of the Province of Nova Scotia (the "Crown") and by the logging company Neenah Paper Inc. ("Neenah"). These titles were verified from DNR records as of June 2005. As previous workers had not experienced difficulties with landowners, it is not anticipated that any problems should arise in the development of a mine in the area. Land access to the property has been granted by Neenah for the purpose of completing the Offeror's current drilling program.

The Offeror has not legally surveyed the mineral exploration claims at Beaver Dam. If a mining lease were granted at some time in the future, a legal survey of the claims would be required under terms of the Act. The Offeror has not applied for a mining lease at the time date hereof.

(iii) Location of known mineralized zones, resources and mine workings

The bulk of the previous exploration and mining activities, and all current diamond drilling, were carried-out within licence 05920. This property has been the focus of extensive past exploration, including 238 diamond drill holes completed on the property since 1977, and underground development and bulk sampling. In addition, the property has had a total of five mineral resource evaluations completed by companies including MPH Consulting, Redpath Mining Consultants and Westminer dating to the late 1980s; however, none of these were completed in accordance with the reporting standards of NI-43-101.

Underground development commenced in August 1986 and continued until January 1988. Seven levels at the 1100, 1080, 1075, 1065, 1050, 1040 and 1025 elevations were worked. Eighteen crosscuts of various lengths were driven to intersect mineralized stratigraphy and sixteen drifts were developed along mineralized zones. Several ventilation raises were also completed, one of which was on a mineralized zone at the 1040 level. By the time mining ceased in 1989, 135,000 tonnes were mined in underground development from a total of 3,787 metres of advancement taken to a vertical depth of 105 metres.

(iv) Existing Environmental Liabilities

Following the closure of the mine in 1989, all buildings and structures were removed. The mine portal was sealed and the open pit was filled. The site was completely landscaped, reforested and rehabilitated and the Crown refunded all environmental bonds with no requirement for continued site monitoring. Based upon this action, the Qualifying Authors believe that no on-going environmental issues currently exist at the Beaver Dam site.

Jacques Whitford and Associates ("JWA") carried-out a detailed series of hydrogeological and environmental assessments on the Beaver Dam Project for Seabright Resources Inc. ("Seabright") as part of the application process for underground mine permitting in 1986. At the time, it was concluded that the property was in a favourable topographic location relative to the Killag River watershed and that, because all the mined material would be processed and tailings deposited offsite, the mine was not expected to pose a significant threat to the local environment during the exploration or mining phase. The mitigation measures suggested were implemented.

Based upon a review of environmental assessment reports, it would appear that site environmental conditions may not pose significant risk with respect to future exploration and mine permitting activities on the property. In anticipation of future permitting requirements, the Offeror implemented a surface water monitoring program at the site commencing in the summer of 2005.

(v) Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Beaver Dam Project is located in east central Nova Scotia on NTS 11E/02. Access from Halifax is by Highway 7 along the eastern shore 120 kilometres to Sheet Harbour and then traveling northwest on Highway 224 between Sheet Harbour and Middle Musquodoboit for a distance of 18 kilometres. A gravel logging road runs northeast to Cameron Flowage, leading to the Beaver Dam Project, a distance of 7 kilometres from Highway 224. The town of Sheet Harbour is the nearest supply centre.

There is little evidence of the former mining activity at the site. The site was completely rehabilitated by Westminer upon closure of the mine in 1989. The portal and open cut were filled with waste rock, backfilled with soil and contoured. Ore and waste storage pads were backfilled with soil, contoured and seeded. A water control structure still remains on the property and water outflow has been dammed by beavers. All non-bedrock waste material was removed from the site. A power line and an onsite generator utilized during the Seabright operations have been removed from the site so no utilities are currently available.

Beaver Dam Project is in an area of low topographic relief with most of the area being at 140 metres elevation and scattered drumlins reaching 160 metres in elevation. Drainage is to the southeast along a number of poorly drained streams and shallow lakes. There are a number of boggy areas within the property. Vegetation consists of spruce, fir and some hardwood. Logging has been widely carried-out, more recently including clear-cutting in the immediate area of the deposit.

Eastern Nova Scotia is characterized by northern temperate zone climatic conditions moderated by proximity to the Atlantic Ocean. Distinct seasonal variations occur, with winter conditions of freezing and substantial snowfall expected from late November through late March. Spring and fall seasons are cool, with frequent periods of rain. Summer conditions can be expected to prevail from late June through early September, with modest rainfall and daily mean temperatures in the 15 to 20 degree Celsius range. Maximum daily summer temperatures to 30 degrees Celsius occur, with winter minimums in the minus 25 to minus 30 degrees Celsius range. Mineral exploration field programs can be efficiently undertaken during the period May through late November, while winter programs can be readily accommodated with appropriate allowance for weather delays.

(vi) History

1868 - 1872

The first gold discovery in Beaver Dam was made in 1868. In 1871, a 15- stamp mill was erected and two belts of veins were opened. Only minor attention was given to this area during this time and no development or production information is available.

1886 - 1904

In 1886, William Yeadon became interested in the area. He carried-out considerable prospecting and erected a 4-stamp mill. He continued to work the property until 1891 when the Beaver Dam Mining Company ("BDMC") acquired his interest. BMDC carried-out limited exploration work and erected a 10- stamp mill. The property was then briefly leased to G.M. Christie and W. Tupper before being sold to J.H Austen in 1896, who erected an additional 10-stamp mill. The 29.9 metre (98 ft) Austen shaft ("Austen Shaft") was sunk in 1902 on a belt 4.6 metres (15 ft) wide and developed by crosscutting 18.9 metres (62 ft) north and 11.9 metres (39 ft) south to reveal a gold bearing belt of slate and quartz 22.6 metres (74 ft) wide with an average grade of 6 g/tonne (0.175 oz/ton) gold. This same zone was located 121.9 metres (400 ft) to the west. Many other veins, some auriferous, were exposed by surface trenches over 239.3 metres (785 ft) of strata.

1911 – 1926

In 1911, the Redding shaft was sunk to 20.7 metres (68 ft) by Gladwin Mining Company. The property was worked by various operators between 1911 and 1926 with only minor production recorded. While prospecting in 1926, William Papke discovered a mineralized belt immediately west of the Austen workings.

1927 - 1928

In 1927, the Austen Shaft was pumped-out and the south cross cut was extended to 89.6 metres (294 ft). In 1928, further drifting and diamond drilling were carried-out in the Austen Shaft area. By the end of 1928, the Austen belt had been mined out for a length of 24.4 metres over a width of 3.7 metres and a height of 12.2 metres. Considerable visible gold in the Whip A belt was noted but mill tests failed to yield favourable results. Due to sporadic high assay values the work was discontinued.

1934 - 1941

In 1935, the Austen Shaft was once again de-watered and 37.2 tonnes (41 tons) of ore were crushed. An incline was sunk from the 22.2 metres (73 ft) level to the 61 metres (200 ft) level. Trenching and drifting continued on the Austen structure and the Mill shaft area until 1941.

1954 - 1957

No other work was recorded until 1954 when the Lawrence Construction Company did some trenching. In 1957 a gold assay value of 47.3 g/ tonne (1.38 oz./ton) was returned for a 600.6 kg (1324 lb.) sample. A second sample of 103 kg (227 lbs.) of slate wall rock assayed at 10.25 g/tonne (0.299 oz/ton).

1965

A reassessment of the property was carried-out for a combined silica-gold operation in 1965 by Atlantic Silica Ltd. It de-watered the Austen Shaft to the 22.2 metres (73 ft.) level and carried-out channel sampling. The results were insignificant and the option on the property was not renewed.

1977 - 1983

The property was acquired by M.E.X. Explorations Limited ("M.E.X.") in 1977. In 1978, M.E.X. entered into an agreement with Agassiz Resources Limited ("Agassiz"). Geological, geochemical and geophysical surveys and nine diamond drill holes totalling 643.9 metres (2112 ft) were completed to test lateral extension of the Austen and Papke workings. Trenching exposed mineralized zones and numerous thin gold bearing quartz veins were discovered along the anticlinal structure between the Austen Shaft and the Papke pit, a distance of 457 metres. Bulk testing results did not obtain definitive results. In 1980, Comiesa Corporation Ltd. ("Comiesa"), a subsidiary of Agassiz, drilled an additional nine holes and M.E.X. drilled two holes north of the mill shaft. A total of 1,216 metres (3,989.5 ft) were drilled in eleven drill holes completed in 1980. Of the 18 holes drilled in the main mineralized zone, 15 of them contained visible gold. In 1983, AMV funded additional work by M.E.X, including mapping, geophysical and geochemical surveys and the drilling of eleven holes, nine of which were drilled on the main mine grid and totaled over 710 metres.

1985-1987

Seabright acquired an interest in the main Beaver Dam Project in 1985. Coxheath Gold Holdings ("Coxheath") acquired the ground to the north ("North Zone") and the west of the Seabright property in the area of the mill shaft ("Mill Shaft Zone"). Coxheath conducted reconnaissance work on a 5.5 kilometre grid. Coxheath carried-out prospecting, a VLF-EM electromagnetic survey and limited geochemical sampling before optioning its property to Seabright who combined the areas for further work. Seabright carried-out an extensive exploration program, consisting of geological mapping, geophysical surveys and soil sampling over a large area, including the Beaver Dam mine site. A series of grids were established with 50 metre line spacing and 25 metre station spacing covering the main zones of interest.

Seabright soil geochemical surveys defined an anomalous zone 700 metres long and 200 metres wide on the mine grid with anomalous gold values ranging from 10 to 650 ppb gold. This zone originates at subcropping mineralization in the mine area, widens outward to the southeast, which is down ice along the predominant glacial direction and it is described as representing a glacial dispersion pattern associated with the Beaver Dam auriferous mineralization. A similar anomalous gold dispersion halo was outlined in the Coxheath ground to the west, centred on the Mill Shaft area. The strike distance between these geochemical fans is one kilometre. Additional scattered anomalous gold values of 10 to 25 ppb also occur between the two anomalies.

M.P.H. Consulting Ltd. ("MPH") conducted extensive magnetic surveys on behalf of Seabright over the Beaver Dam mine grid as part of a much larger scale project. Forty kilometres of total field and vertical gradient magnetics and VLF-EM surveys, a 30 kilometres Horizontal Loop E.M and 17 kilometres of induced polarization and apparent resistivity surveys were completed on the mine grid and Coxheath west grid.

The induced polarization ("IP") and apparent resistivity ("AR") were successful in defining distinct lithologies in the mine area. A low resistivity and high chargeability response delineated a broad argillite zone and the Papke and Crouse zones could also be identified. The Austen zone was outlined as a chargeability high, but did not give a well-defined resistivity signature. The magnetic surveys confirmed conclusions based on the IP and AR surveys. The surveys also outlined the possible 350+ metre extension of the Beaver Dam deposit beyond the Mud Lake Fault, where it was previously believed to end. Results suggest that the Austen belt potentially extends westward and may be the horizon encountered at the mill shaft. Also, a repetition of the Beaver Dam argillite may occur on the north limb of the anticline in the north central part of the grid.

Seabright carried-out reverse circulation drilling ("RC drilling") in a number of areas on the Beaver Dam Project. This includes 1650 metres of RC drilling in 205 holes over a 900 metre by 150 metre area centred on the main

Beaver Dam grid (158 holes on the main section and 47 holes west of the M.E.X. pit section). The tills were logged and bedrock chips used to map lithological units.

In the main section, the posted anomalous bedrock gold values were coincident with the interpreted east-west trend of the Beaver Dam anticline. Assay values ranging from 100 to 3560 ppb were reported in the vicinity of the Austen Shaft and in a cluster to the east near the Mud Lake Fault. Screening, tabling and panning of the samples resulted in till concentrates, many with significant gold counts. Assays of panned concentrate samples produced several values in the concentrates of up to 6620 ppb. The survey was ended on line 1300 E at the Mud Lake Fault.

An additional 99 holes (569 metres) were drilled on other grids outside the main area including 35 at the Mill Shaft Zone and 64 on the North Zone, north-east of Cameron Dam flowage. Aside from minor pyrite, pyrrhotite and arsenopyrite observed in the till from drilling in the immediate vicinity of the mill shaft, there was no significant mineralization in any of the remaining holes drilled in the peripheral regions.

The tills from RC drilling were described as the same quartzite and clay rich tills encountered in soil sampling pits and road cuts during geochemical sampling. Of the 106 kraft size till samples collected from RC drilling, only six were anomalous in gold with values ranging from 10 to 15 ppb (AR86-129). It was postulated that the thick clay intervals within the tills masked the dispersion of gold from local bedrock sources.

The preliminary exploration work was followed up by an extensive diamond drilling program at the mine site. Three zones (the Papke, Austen and Crouse argillite packages) were identified as having potential for development. Coates and Riddell of MPH carried-out a number of reserve calculations for Seabright as new diamond drilling results became available.

Seabright commenced its drilling program in late 1985. By February 1986, when a preliminary reserve estimate was carried-out by Coates and Riddell, 60 diamond drill holes (8,000 metres) of NQ coring were completed. Coates and Riddell used drilling results from the current programs as well as incorporating the results from the 29 M.E.X holes from 1977-1983, to complete a reserve calculation to a depth of 200 metres. It was concluded that the Beaver Dam deposit was viable and the program was expanded to include underground exploration and mine planning was initiated. In April, 1986, it revised the reserve estimate based on an addition 5,461metres from 31 surface drill holes. Another 19,770.89 metres of drilling in 124 holes was completed by July 1986 and provided the basis for a third reserve estimate completed in September 1986. 36 additional surface holes were completed and incorporated into Coates and Riddells' final calculations in January, 1987. J.S. Redpath Mining Consultants carried-out a concurrent mine feasibility study and based its "mineable reserves" estimate on Coates and Riddell's calculations. Kilborn Engineering completed a final mine feasibility study in February, 1987. Reserve estimates presented are not considered compliant with NI 43-101 or consistent in terminology with CIM Standards.

Surface drilling continued until April, 1987 with a total of 189 diamond drill holes completed. Underground drilling was initiated in February, 1987 and 34 holes were completed. The majority of Seabright's surface diamond drilling was carried-out at 25 metres centers on 25 metres line spacing over the main mine grid. Seabright also drilled a number of deep holes within the mine area and geological interpretation suggests that the mineralized Austen and Papke zones reaches vertical depths of at least 668 metres. This information, in conjunction with the probable westward extension of these zones into the Mill Shaft Zone drilling area (800 metres to the west of the mine), suggests a sizable mineralized belt exists on the property. In addition, drilling 600 metres to North Zone is thought to represent the displaced continuation of the Beaver Dam mineralized structure.

Underground development commenced in August 1986 and continued until January 1988. Seven levels at the 1100, 1080, 1075, 1065, 1050, 1040 and 1025 elevations were worked. Eighteen crosscuts of various lengths were driven to intersect mineralized stratigraphy and sixteen drifts were developed along mineralized zones. Several ventilation raises and one raise on a mineralized zone at the 1040 level were also completed. By the time mining ceased in 1989, 135,000 tonnes were mined in underground development from a total of 3,787 metres of advancement taken to a vertical depth of 105 metres. A total of 41,119 tonnes of material was milled at an average grade of 1.85 g/t. Little or no stoping was carried-out on individual higher-grade zones until the final stages of mining, when samples from the Papke high grade zone were included in the last two bulk sample tests and this block had reported a recovered grade of 11g gold.

An assessment of the open pit development potential of near surface drill hole intercepts on the Austen and Papke zones was carried-out in March 1987. Channel sampling of the mineralized veins across the zone returned an average grade of 2.81 g/t gold. Between September and December 1987, over 10,055 tonnes were removed from the pit of which 8,822 tonnes was milled at Gays River for a reconciled gold grade of 2.45 g/t gold. Results of this limited program suggested that bulk mining could be effectively undertaken.

Exploration work was also conducted west of the Seabright holdings during the period from 1985 to 1987 in an area now included within the Offeror's licence. Four Seasons Resources Ltd. carried-out a limited soil geochemistry and VLF-EM program, followed by drilling nine diamond drill holes totaling 3180 feet (969.3 metres).

1988

Westminer acquired Seabright in February, 1988 and continued work at Beaver Dam and other properties with the idea of bringing them into production. Difficulties in proving the MPH reserves at Beaver Dam resulted in Westminer initiating its own reserve calculation. Westminer undertook a new ore reserve calculation utilizing different parameters than the original MPH reserve estimate. It used results from underground bulk sampling, diamond drilling to a depth of 110 metres and applied a smaller influence area to polygons around drill holes. As a result, Westminer arrived at a substantially lower mineable reserve of 15,639 tonnes at 5.66 g/t proven and 25,639 tonnes at 5.42 g/t probable. Westminer subsequently filed a civil action against the directors of Seabright for fraud but were unsuccessful. The quality of technical data and the methodologies used by MPH and others was reviewed by Pearson Hoffman and Associates and Robertson and Associates, and were found to use industry best practice for the time. The Qualified Authors have also reviewed this database and have no reason to question the quality of the Beaver Dam database.

1996

In 1996, Mercator performed compilation and exploration work for RJZ Mining Inc. ("RJZ") on the area immediately east and west of the Offeror's property, including re-establishing the grid, regional geophysical processing and interpretation, mapping, prospecting, biogeochemical surveys and diamond drilling. An aeromagnetic anomaly defined by this program is roughly 120 metres wide over a strike length of 1500 metres and is interpreted to represent the most western extent of the Fifteen-mile Stream Anticline. Although RJZ has not completed any new work since 1997, it currently holds the property immediately east of the Offeror's property.

(vii) Geological Setting

Regional Geology

More than 60% of the bedrock geology of southern Nova Scotia is constituted by the Meguma Group that can be divided into two formations characterized by the presence of interbedded greywacke and slates. The Goldenville Formation generally consists of intercalated meta-greywacke and meta-siltstones. These are typically thick meta-greywacke units finning upward to thin metasiltstone or black slate caps. Stratigraphic continuity is notable within the gold-bearing host rocks where individual beds and quartz vein packages have commonly been traced for over one kilometree in strike length and in excess of 300 metres in dip extension. The Goldenville Formation is conformably overlain by the slate dominated Halifax Formation comprising thinly bedded dark grey to black slates and minor fine-grained, quartzitic, sandy siltstone.

Regional compression during the Devonian Orogeny (ca. 410 million years) produced a pervasively developed set of tight, northeasterly trending, non-cylindrical regional folds characterized by doubly-plunging fold axes and upright to locally overturned fold limbs. These are classified as F2 structures and post date a poorly developed, often bedding parallel, earlier deformation fabric of uncertain regional association. F2 folds impart a strong northeast structural grain to mainland Nova Scotia and are chracterized by presence of well-developed axial planar cleavage in slate and siltstone sections and spaced pressure solution or fracture cleavages in greywacke sections. Most Nova Scotia gold deposits lie on the most steeply dipping or overturned limbs of doubly plunging F2 anticlinal folds, localized in various quartz vein settings that evolved prior to, during or subsequent to the F2 folding event. Large Mid–Devonian intrusions of granitic to granodioritic composition were emplaced within the Meguma Group after development of the F2 fold generation and these, as well as the host Meguma strata, have commonly been offset by northwest trending faults that can show apparent horizontal displacement components ranging from a few metres to more than 10 kilometres in dimension.

The Meguma Group was effected by pervasive greenschist to amphibolite facies regional metamorphism during the Devonian Orogeny. Alteration believed to be locally associated with gold mineralization is characterized by variably developed carbonate, sericite, chlorite and sulphide phases. Moderate to intense silicification and bleaching, especially within greywackes, has locally developed distinct "quartzites" that in some cases act as marker beds within the gold bearing stratigraphy. It has been suggested that widespread hydrothermal alteration haloes are associated with gold and sulphide mineralization.

Gold mineralization in the Meguma Group is primarily confined to the Goldenville Formation, but some occurrences have been documented in the overlying Halifax Formation. Coarse grained gold (>100 mesh) with lesser amounts of finer gold is commonly found in association with: (1) bedding parallel quartz veins, (2) complex and locally discordant fissure veins, vein arrays and vein stockworks, and (3) wall rock slates immediately adjacent to gold bearing veins. In contrast, finer grained gold (<100 mesh) hosted by altered argillite and siltstone, but showing no direct quartz vein association, has also been documented in Nova Scotia.

Property Geology

The Beaver Dam Project has been mapped in various levels of detail in the past, but mapping by Seabright produced the best understanding of the property geology. The Beaver Dam gold deposit sits on the south limb of the overturned Beaver Dam anticline, which has a regional trend of 100 degrees. The fold limbs are asymmetrical with the south limb dipping 80 degrees to the north and the north limb, where apparent, dipping 50 degrees north. The property is bound on the west by the River Lake Pluton and to the east by the northwest trending Mud Lake Fault, which displaces the Beaver Dam anticline to the north. Within the underground workings individual stratigraphic units are truncated to the east by the Mud Lake fault, which is represented by a 10-20 metres wide breccia zone with a 2-3 metres central gouge zone. Offset on this fault is thought to be in the order of 600 metres north.

Detailed studies of drill core, underground faces and trench geology by Seabright resulted in the identification of a number of marker beds that allowed stratigraphic correlation across the property. Ten individual units were outlined and shown to have a strike extent in excess of 3 kilometres. The stratigraphy has been described as a series of Bouma turbidite finning sequences that generally consists of argillite and greywacke.

The property geology is defined by two main rock units that occur both individually, and as interbedded sequences. The greywacke is described as generally being light to medium grey, very fine to medium grained and massive. Greywacke typically occurs as coarse grained massive greywacke at the base grading upward to fine and very fine grained silty greywacke. Alteration within the greywackes at Beaver Dam is primarily silicification that occurs in zones from 5 centimetres to 10 metres in thickness. Silicified rocks display light colored alteration and are generally hard and massive. Calc-silicate bands and lenses were also noted to occur as 3-25 centimetres wide zones and locally act as distinct markers. Carbonate alternation has also been noted as 3-30 centimetres wide zones with poorly developed haloes and also occurs as infilling of micro-veins and fracture.

Argillites occur as dark grey to black zones that define the tops of individual finning sequences when associated with greywacke. These argillites host quartz veining, and sulphide mineralization, which commonly occurs as disseminations and clots. The units also display slatey cleavage and bedding with sedimentary features. Argillite units range from a few centimetres when associated with greywacke units to over 70 metres within the Austen Argillite sequence. The thick argillite sequences typically host significant amounts of quartz veining and are the principal auriferous stratigraphy of the mine.

(viii) Mineralization

Gold at Beaver Dam occurs as fine to coarse grained free visible particles, associated with sulphide mineralization that includes pyrrhotite, pyrite, chalcopyrite and arsenopyrite within quartz veins, and both argillite and greywacke sequences. The bulk of gold mineralization is associated with stratabound quartz veins that range in size from 0.5 to 20 centimetres. Individual veins and groups of veins are associated with wide argillite packages that range in thickness from 3 to 25 metres locally. Argillite packages have been traced by detailed underground mapping to extend along strike for over 350 metres. Surface diamond drilling by the Offeror and others has shown that these zones can be traced for over 800 metres and may continue eastward along the faulted offset portion of the stratigraphy 600 metres to the north. Deep drilling has also intersected the interpreted down dip extension of the mineralized zones at approximately 668 metres below surface.

Sulphide mineralization is commonly associated at low levels with vein hosted native gold mineralization and includes 1- 8% pyrrhotite, 1-8% pyrite, trace-5% arsenopyrite, trace –2% chalcopyrite, trace-1% galena, and trace sphalerite. Rare loellingite, stibnite, tourmaline, fluorite, feldspar and molybdenite also occur locally.

The current geological interpretation illustrates that the bulk (90 %) of the gold resources outlined by the Offeror occur over an approximately 70 metre wide geological zone, to a depth of 200 metres and over a strike length of 500 metres. Current drill results suggest that the bulk of the gold mineralization is associated with quartz veined intervals, however, anomalous gold values have also been returned from non-quartz veined sections of both argillite and greywacke.

Results of drilling and bulk sampling undertaken by past workers at Beaver Dam also indicates the presence of broadly dispersed low grade gold mineralization within the altered meta-siltstones and slates. The Austen open pit zone was identified in drilling and opened for bulk sampling in September 1987. Channel sampling of the mineralized veins and wallrock across the zone resulted in an average grade of 2.81 g gold/tonne (Campbell and Armstrong, 1989). A 10,055 tonne bulk sample was removed from the pit of which 8,822 tonnes was milled and returned average reconciled gold grade of 2.45 g/t. Additionally, a total of 41,119 tonnes of material was extracted from surface and underground bulk sampling over a number of parallel gold mineralized zones at Beaver Dam and returned a reconciled gold grade of 1.85 g/t. This preliminary review suggests that the combination of high grade and low grade auriferous zones supports a model for low grade gold mineralization over wide widths. Drilling completed by the Offeror since 2005 also supports this model.

(ix) Exploration

The Offeror initiated a diamond drilling program on the main Beaver Dam Project (licence 05542) in July 2005 under the direct supervision of Mercator. This drill program is currently ongoing with 101 holes drilled and the results of 46 of which have been reported in press releases.

Mercator completed a NI 43-101 compliant mineral resource estimate for the Offeror in December 2005. The information used to complete this estimate was compiled from the results of historical drilling and underground sampling and the 18 diamond drill hole drilled by the Offeror in 2005.

(x) Drilling

The Offeror initiated a diamond drilling program in July 2005 under the direct supervision of Mercator. Drill holes were targeted to test a previously outlined gold mineralized zone defined by drilling and underground mining completed by Seabright in 1987. The current drilling program is focused on: (1) validation of past drilling results, (2) infilling in areas where insufficient information exists to define near surface resources, (3) re-drilling holes where sampling and assay procedures did not meet current reporting standards, and (4) to extending the mineralized zone beyond the previously defined boundaries.

Eighteen holes completed were incorporated into a revised mineral resource estimate dated December 2005 and an additional 28 holes have been disclosed by press release. Drilling is currently ongoing and, to date, 101 holes have been drilled. Drilling was outlined to test the near surface (open pit) potential of the gold mineralization generally focusing on the zone within 50 metres of surface. Past drilling by Seabright and others targeted individual veins within argillite and greywacke packages that have been described in detail. Underground mining also focused on these geological units but failed to establish continuity of individual veins over long strike lengths.

In contrast to past focus on narrow high grade intervals, the Offeror's exploration approach has been to define wide zones of lower grade, near surface gold mineralization defined through weighted-average grade intervals. These efforts have been successful in establishing continuity of a low grade gold zone for over 600 metres along strike. Individual weighted-average grade intercepts were calculated by Surpac software following criteria established for the project. Intercepts that met a minimum grade of 0.30g/t over 3 metres were used to produce resource polygonal solids for volume calculations. The continuity of gold mineralization is demonstrated by the alignment of resources polygonal solids and the width of individual uncut weighted-average polygonal solids can reach 52 metres. The orientation of gold mineralization shows parallelism to the dip of geology, which is approximate 80 degrees to the north on the overturned south fold limb of the Beaver Dam anticline. Gold mineralization is confined to mixed argillite and greywacke sections that define the host stratigraphy and can be traced down dip for over 600 metres and along strike for over 600 metres.

(xi) Sampling and Analysis

Mercator was contracted by the Offeror to manage the day-to-day operations of the Beaver Dam Project. Mercator's staff provided onsite supervision, transportation of core to a secure logging facility, the logging of drill core and supervision of core sampling. Core from the entire drill hole is cut in half using a diamond tipped saw blade and continuous half core sampling carried-out on a standardized 1 metre sample interval basis. One half of the core from each one metre sample interval is placed in a labeled sample bag, sealed, and placed in plastic buckets for shipment via courier to ASL Chemex ("ASL") for analysis. ASL was contracted to provide screen metallics preparation and analysis for all core samples. A registered land surveyor surveyed drill hole collar coordinates, and all drill holes were coordinated to the mine grid system.

All 2005 split core samples are recorded on sample shipment forms and placed in sealed plastic buckets for shipment to ALS in Mississauga, Ontario. The laboratory has ISO 9001:2000 accreditations and is internationally recognized. Samples are prepared and analyzed using internationally accepted assay methodologies for coarse grained gold samples. Gold levels are determined by a "Full Metallic Screen Procedure" where the entire core sample is crushed and processed through a 150 Mesh (105 micron) Tyler screen to create samples for both the coarse (+150) and fine gold fractions (-150).

The mineral resource estimate carried-out on the Beaver Dam deposit was, in part, based upon the combined results of the various drilling and underground sampling programs carried-out by companies that previously owned the property. On this basis, details of sampling methodologies and approaches applicable to each company are presented below.

Details on the M.E.X. period drilling programs at Beaver Dam is limited; however, the information used for the technical report was taken from original logs and assay certificates and the Qualifying Author has no reason to question the quality of this information. R. Thornton logged the nine diamond drill holes drilled in 1977 by Agassiz. The original logs were relogged and resampled in 1980 by M.E.X. geologists along with eleven 1980 series holes and nine 1983 holes, all BQ size holes, were logged, photographed and sampled by experienced geologists. All mineralized zones were split and sampled. The sample intervals were generally between 0.15 and 1.0 metres in length. There are some holes, which lacked assay information, but all available data was used in the calculations.

All of the samples collected prior to 1983 were processed using regular fire assay procedure. In general, the entire sample was dried, crushed and then passed through an 80 mesh screen. The entire plus 80 mesh screen fraction was analyzed and a cut of the –80 mesh material was fire assayed for gold using regular fire assay methods. A weighted-average gold grade for the entire sample was then calculated for assignment as the sample grade. The 1983 samples were normally assay by regular fire assay and samples yielding high values were subsequently re-analyzed using the screen metallics method. All of the drill core samples were sent for analysis at external commercial laboratories including Bourlamaque Assay Laboratories Ltd. in Val D'Or, Québec, Caledonia Assay Laboratory in Waverly, Nova Scotia, and Atlantic Analytical Services Limited in Debert, Nova Scotia and St. John, New Brunswick. No particular bias was evident in the official labs reports and the assays were considered accurate within acceptable limits.

Seabright completed a total of 34 underground diamond drill holes and 189 surface diamond drill holes, including 23 drilled on the north section of the property during the 1985 through 1988 period. Experienced geologists carried-out core logging and sampling during this period at the Beaver Dam site. Core sample intervals were marked out by the logging geologist and recorded in the written project drill log. A unique sample tag number was assigned to each sample interval and one tag copy was placed in the sample bag along with the entire core interval. A corresponding tag was placed in the core box and archived for future reference. A complete photographic record for each hole was created for archive purposes prior to removal of samples. Originally, the diamond drill holes were sampled by taking one metre sample lengths through the mineralized "packages". In 1987, only the quartz veins and immediately adjacent wall rock shoulder were sampled. By doing this, the volume of rock sent to the lab was reduced considerably. They began estimating the amount of visible gold in milligrams and if grains were large enough removed for weighing at the lab.

Chip samples were routinely collected from underground development and stoping faces by mine geological staff. Initially one metre cuts were taken horizontally across the face of the drift on each advance, which resulted in only a minor portion of the generally vertical vein being included in a sample mixed with wall rock. In 1987, the veins were sampled individually through the entire vertical exposure and the host rock be sampled separately. A 5 to 8 kilogram sample was thought to be representative of the full exposed vein and the assay from it was applied to the average thickness of the vein. After a couple of months, Seabright also started to include additional samples of wall rock immediately adjacent to veins as a bulk mining scenario was being considered as the best option for future mining and any additional gold in the wall rock would contribute to the overall grade. These procedures were followed throughout the remainder of development.

Surface drill hole samples were sent to the Atlantic Analytical Services Limited. Check assays were carried-out at two other laboratories: Bourlemaque Assay Laboratories Ltd. in Val D'Or, Québec and Terramin Research Lab in Calgary, Alberta. Most samples had good correlation between laboratories. No particular bias was evident at any lab and the assays were considered accurate within acceptable limits.

All samples from the underground workings were analyzed at Seabright's Gays River lab, which was fully operational, by September 1986; however, only regular fire assay capabilities existed. Whole core samples were taken for assay as it was thought to provide a bigger, more representative sample and became standard practice for Nova Scotia coarse gold environments such as Beaver Dam. Where visible gold was observed, the samples were automatically submitted for "screen metallics" processing and analysis. This consisted of the entire sample being crushed and then screened at 80 mesh. The entire plus 80 mesh screen fraction was analyzed for gold using fire assay methods and two cuts of the minus 80 mesh fraction were also fire assayed. A weighted-average gold grade for the entire sample was then calculated for assignment as the sample grade. All other samples were tested by regular fire assay with atomic absorption finish. In this case, the entire sample was dried, crushed and pulverized to 90% minus 100 mesh. It was then rolled and split to obtain a 500 to 1000 gram assay pulp. The pulp was rolled and cuts of 5 or 6 grams were taken for a total of 30 gram for assay. The gold content was then determined by the fire assay/atomic absorption technique. Samples were processed in batches of 20, including: 17 samples, 1 duplicate, 1 blank and 1 reference. Where results from the normal samples yielded values > 1000 ppb (>1 gm/t), the sample was re-analyzed using the metallic method.

The underground chip samples were processed using the Kuryluk Mineral Separation ("KMS") method. With the KMS special treatment technique, the sample was dried and crushed to -1/4" with a small jaw crusher, then the entire sample was cone crushed to -5 mesh. The entire sample was then crushed to -10 mesh using a roll crusher. The sample was screened and any +10 mesh gold removed and put in a concentrate vial. Remaining +10 mesh material was re-ground to -10 mesh. The sample was classified into 10-20 mesh, 20-60 mesh, 60-100 mesh and -100 mesh fractions. The -100 mesh fraction was weighed and homogenized and a 200g representative split removed for fire assay while the coarser mesh fractions were weighed and individually concentrated using the KMS concentrator to remove gold. 20-30 g samples were analyzed by Fire Assay. For the lower grade samples, following the fire assay procedure the bead was dissolved and a final determination made by atomic absorption spectrometer. For KMS separations, the final weighted assay values were calculated from the fire assay value and the weight of the recovered gold from the KMS concentrator.

KMS was developed by a Seabright employee Mike Kuryluk. The KMS method has since been recognized as a reliable method of separating coarse and fine gold. KMS works on the principle that when particles of roughly equal size are put in liquid suspension, the higher specific gravity ones will settle faster.

Mercator is maintaining detailed records of the procedures followed for the current drill program and the results are obtained in paper and digital form, which are stored and backed up in a standard format in hardcopy and CD or DVD disks. A program of data verification is in place to confirm the validity of exploration data that are entered into the database. All records are regularly reviewed by qualified persons from Mercator. The current protocol includes the analysis of duplicate laboratory sample splits, insertion of certified laboratory standards, insertion and analysis of blind sample blanks by Mercator.

At the request of the Offeror, Mercator undertook an extensive compilation of available geoscientific information relating to the Beaver Dam Project in 2004. This work included detailed review and compilation of government assessment reports, government and industry technical reports, digital government data, published maps, diamond drill logs and review interpretation of digital airborne geophysical data.

Sample records, lithologic logs, drill collar surveys and downhole survey data available for 238 surface and underground drill holes at Beaver Dam were reviewed, compiled, and each location, and sample record was cross-checked. This information was entered into a digital project database in Excel and included all drill hole information. Underground workings outlines and underground sampling results were also compiled in MapInfo mapping software. Digital information was used as required to create digital geological cross sections and plan projections using Surpac Xplorpac (Ver.5.1b) software. Subsequently developed vein and stratigraphic correlations were used to develop cross sections for the mine that provided a geological and spatial framework for the mineral resource estimate reported herein. All of the information was imported into MapInfo Professional (Ver.7.5) software and Surpac Xplorpac were used to analyze the project database and generate polygonal solids of the composite grade blocks, sections and plan projections.

Validation of database entries was first carried-out using automated routines within Surpac. Error messages were followed-up by appropriate database corrections and adjustments. The Offeror's and DNR's assessment files supplied Mercator with copies of signed logs and original assay certificates for the majority of surface and underground drilling and chip samples carried-out at Beaver Dam. In addition, copies of original plotted cross sections, sample records and analytical laboratory reports were also made available, which were reviewed and checked.

(xii) Security of Samples

Mercator is responsible for the supervision of drilling, logging and sampling of the drill core of the current drill program at Beaver Dam. All samples are processed at ASL. The Laboratory Information Management System ("LIMS") at ASL inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with the method. The rack size is the number of sample including quality control ("QC") samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analyzed at the end of the batch. If necessary, laboratory staff may include additional QC samples above the minimum specifications. All data gathered for quality control samples blanks, duplicates and reference materials are automatically captured, sorted and retained in the QC database. QC limits for reference materials and duplicate analyses are established according to the precision and accuracy requirements of the particular method. Data outside QC limits are identified and investigated and require corrective actions to be taken. QC data is scrutinized at a number of levels. Each analyst is responsible for ensuring the data submitted is within control specifications. In addition, there are a number of other checks.

Sample reject materials for the 2005-2006 drilling program is currently stored at ALS and will remain there until plans are finalized for their permanent storage. Half core samples retained in core boxes are place in secure storage at the Offeror's field camp in Guysborough, Nova Scotia and will remain there until plans are finalized for their longer term storage.

Security parameters relating to the historic drilling and underground programs were difficult to specifically assess. Associated record keeping, general data organization and technical methodologies are consistent with industry standards of the time and that laboratory processing and sample analysis was carried-out under supervision of professionally certified personnel. A corresponding degree of care with respect to sample security, reflective of industry standards of the time for such work, is assumed. It is also understood that trained geological and sampling staff were responsible for integrity of the core sampling and chip sampling programs and typically either (1) delivered samples directly to the mine site assay laboratory where security responsibility was transferred to laboratory personnel, or (2) prepared samples for shipment to a commercial laboratory. In the case of the Seabright diamond-drilling program, Robertson and Associates, Consulting Geologists and Mining Engineers, completed a review of procedures at Beaver Dam in February, 1988. They concluded that the planning at Beaver Dam had been technically sound since the inception. Their review of the mine sampling and assaying procedures and data interpretation did not reveal any gross errors or omissions.

(xiii) Mineral Resource Estimates

Compiled and interpreted results from 238 historic surface and underground diamond drill holes, results of specific historic underground sampling programs, and 18 diamond drill holes completed by the Offeror during the ongoing 2005 drill program were assessed for use in developing a mineral resource estimate for the Beaver Dam Project. In the case where a drill hole from the 2005 drilling program was intended to be a re-drill of a historic drill hole, data from the 2005 hole was given precedence and the relative historic data for the hole excluded. Definitions of mineral resource and associated mineral resource categories are those set out in the CIM Standards and further reflected in NI 43-101.

Table 2 below presents cut and uncut gold grade estimates and corresponding tonnage estimates prepared for the Beaver Dam Project as at December 20, 2005, the effective date of the NI 43-101 Technical Report. These reflect combined results from the main Beaver Dam Mine area ("Main Zone"), the MEX Pit area ("MEX Pit Zone"), the Mill Shaft Zone area to the west and the North Zone 600 metres to the north of the main mine area. Assumptions, estimation parameters and methodologies associated with these estimates are discussed below under separate headings.

Table 2: Mineral Resource Estimate For Beaver Dam Project
Measured and Indicated Resource Estimate

Category	Tonnes Uncut	Gold Grade (g/t) Uncut	Gold Grade (g/t) 12.75g/t Cut
Measured	210,000	2.37	2.37
Indicated	2,708,000	3.02	2.26

Inferred Mineral Resource Estimate

Category	Tonnes Uncut	Gold Grade (g/t) Uncut	Gold Grade (g/t) 12.75g/t Cut
Inferred	2,880,000	3.36	2.63

The nature of quartz vein hosted gold mineralization present at Beaver Dam has been discussed previously and is directly reflected in the geological interpretation used in the current mineral resource estimation. Seabright concluded that gold mineralization at Beaver Dam was generally associated with three main argillite packages known as the Austen, Papke and Crouse zones. These packages host gold mineralized quartz veins that vary in width from 0.5 to 20 centimetres. Underground mapping demonstrated that veining zones within these packages showed continuity both horizontally and vertically, and individual vein packages could reach 25 metres in width. Detailed mapping by Seabright allowed for the subdivision of the veins within these zones based on both veining and stratigraphy. The Papke High Grade Stope, the Papke Central, the Austen 6b, and the Austen 6b Large were highlighted based on the fact that showed good correlation in diamond drilling and the underground workings.

The result of drilling completed by the Offeror suggests that individual argillite packages and intervening greywacke can be grouped to form a single mineralized zone. The distribution of gold mineralization has been found to be associated with both quartz veining and intervening, non-quartz veined rock. The selective sampling methods adopted by Seabright highlighted only higher grade intercepts that were the focus of the underground mining methods. In contrast, the low grade (open pit) model being developed by the Offeror has determined that wider zones of lower grade gold also exist. For this reason, the Offeror has adopted sampling methods that take into account individual quartz veins, vein packages, and intervening argillite and greywacke. The entire core length of each drill hole is sampled at 1 metre sample intervals and analyzed using screen metallics procedures. This method focuses on the gold associated with all rock types in the mineralized interval rather then focusing only on individual higher grade quartz vein intervals.

Strike and dip continuity of the mineralized zone is well-defined in the Main Zone where most historic drilling and all of the Offeror's drilling was completed. Continuity of gold mineralization is recognized on a package scale rather then by individual vein or vein package level. The cross sections show that while the width of individual polygons may change from hole to hole or section to section, the continuity of mineralization is apparent. All sample intervals were weight averaged and minimum grade parameters were used in the development of resource polygons.

After consideration of available information, the authors consider that sufficient evidence of geological continuity is present to justify the resource estimation blocks presented in the technical report. Common occurrence of isolated resource blocks on specific longitudinal sections reflects both drill hole density and relative restriction of drill hole influence areas as set out herein. Unless otherwise indicated, these should not be interpreted as indicating limited vein continuity.

(xiv) Methodology

Mineral resources reported in the technical report were estimated using a polygonal method of solid volume calculation applied to drill hole intercepts in Surpac Xplorpac (Ver. 5.1b). Geological cross sections were created to identify gold-bearing quartz vein packages and mineralized zones of interest utilizing a database of historic and recent information developed by Mercator in Surpac Xplorpac (Ver. 5.1b). Manual and digital interpretations of geology and vein correlations were developed as necessary, checked and digitized. Historical cross sections from various authors were also referenced and assessed for geological interpretation and vein correlation.

Historical underground chip sample assays were initially weighted over the average drift width within each 25 metre interval defined by the mine grid easting. Individual cross sections were generally cut at 25 metre intervals across the property except between 790E and 850E where sections were cut at 5 metre intervals. Digital drill hole datasets were used to create required cross sections in three-dimensional space and each cross section had a width of either 12.5 metres on either side of the 25 metres sections or 2.5 metres on either side of the 5 metres sections. Cross sections included all drill holes that pierced the section width, and outlines of underground workings that occur within the particular cross sections including drill hole traces with geology and composite assay data. Weighted-average composite gold grades were created within Surpac for all intercepts, and verified by Mercator. Intercepts occurring above the 930 metres elevation, approximately 200 metres below surface, were considered to have open pit potential and assigned a minimum weighted-average gold grade of 0.3 g/t over an estimated minimum width of 3.0 metres. Intersects that occurred below the 930 metres elevation, below 200 metres below surface, were considered to have development potential for underground bulk mining and assigned a minimum composite grade criteria of 1g/t over 3 metres.

Individual polygonal solids were created with Surpac Xplorpac (Ver. 5.1b) for each composite grade intercept that qualified under the minimum grade criteria. The height of the individual polygonal solids was generated using a number of additional parameters. Based on the review of gold distribution at Beaver Dam the authors felt that there was a reasonable expectation of gold mineralization could extend for 25 metres beyond a given intercept, parallel to the interpreted trend of geology. Therefore a maximum polygonal solid height of 25 metres above and below the weighted-average drill hole intercept was established. If an adjacent drill hole was closer than 25 metres above and below the drill hole, the polygonal solid was extended one half the distance to the adjacent drill hole. Polygonal solids are also extended parallel to the strike of geology to a maximum of 12.5 metres on either side of the weighted-average drill hole intercept. If an adjacent drill hole was closer than 12.5 metres along strike, the polygonal solid width was extended one half the distance to the adjacent drill hole.

Areas with overlapping or intersecting weighted-average drill hole intercepts have been interpreted to represent the same intersection of mineralization and have been represented with a single polygonal solid under the same parameters as previous described. Grade is estimated from a weighted-average of all the including drill hole intersections.

Polygonal solids were also generated around underground workings utilizing a different set of criterion. Chip sample data for each underground face was weight averaged. Weight averaged face samples were subsequently combined for each 25 metres section representing 12.5 metres on either side of a section, and weight averaged over the average face width. This combined value was applied to every underground polygonal solid occurring on every 25 metres section. Underground polygonal solids occurring between 790E and 850E for which 5 metre sections were produced have the same combined 25 metres value assigned to each section in a 25 metres interval, for examples 790E, 795E, 800E, 805E, and 810E. A polygonal solid was digitized for each underground opening that met the minimum grade criteria. The width of each underground polygonal solid on a section is equal to the width of the workings on a given section. A height of 12.5 metres above and below the underground opening was applied and the intersecting volume of the underground workings was subtracted from the total volume of the polygonal solid. A second polygonal solid was extended an additional 12.5 metres above and below the underground polygonal solid. If a polygonal solid from an underground working intersected a polygonal solid of a weighted-average drill intercept, the volume and grade of the underground polygonal solid took precedence.

Various inferred polygonal solids have been created on the basis of interpreted continuity of grade and mineralization. Infill polygonal solids have been created between adjacent polygonal solids with less than 25 metres separation and that show correlate along strike. Infill polygonal solids have no intersection with drill holes or underground workings data and represent the interpreted continuity of mineralization along strike where there is an absence of data. Height and width constraints of infill polygonal solids are determined by the adjacent polygonal solids along strike. Grade for infill polygonal solids is estimated from an arithmetic average of the grades from all adjacent polygonal solids. If a polygonal solid is vertically truncated by an adjacent drill hole with no sample data, an inferred extension of the polygonal solid has been created to a maximum vertical extent of 25 metres.

Volumes for all resource polygonal solids was calculated and reported through Surpac Xplorpac (Ver. 5.1b). Polygonal solids intersecting underground workings have the intersecting volume of the workings subtracted. All polygons were assigned a unique alpha-numeric identifier corresponding to the associated cross section.

A specific gravity factor of 2.73 g/cm^3 was used in preparation of the current mineral resource. In 1986, JWA determined this factor from laboratory determinations of specific gravity on Beaver Dam material and it has been used in all previous resource calculations completed for the property.

Resource polygonal solid volumes developed using the methodology described above were compiled in a Microsoft Excel spreadsheet, along with corresponding weighted-average gold grades. Polygonal solid volumes were then converted to tonnage by multiplying by the 2.73 g/cm^3 specific gravity factor. An uncut, weighted-average gold grade for the entire resource estimation area was then determined by multiplying individual polygon tonnages by their associated composite gold grades, calculating a sum for these products, and dividing this sum by the calculated total tonnage figure. Spreadsheets documenting the estimation procedure noted above.

Exploration and mining programs carried-out on the Beaver Dam Project to date have shown that coarse-grained gold mineralization (>150 mesh) constitutes an important component of the total gold population present. A result of this is that assay populations of diamond-drill core assay results typically show relatively high coefficients of variation and may contain very high values that are statistical outliers. Use of these very high values in mineral resource calculations can result in over-statement of average deposit grades. For this reason, cutting of such values is generally carried-out, with selection of a cutting factor often reflecting a value considered through experience to be appropriate for the style of mineralization being considered. Other methods of cutting factor assignment include selection of a specific percentile value in the resource assay population, often between the 95th and 97.5 percentile range, a multiple of the assay population mean value, or the value corresponding to an inflection point on a cumulative frequency plot that separates a high value sub-population from the rest of the data set.

To better understand distribution of gold grades within the Beaver Dam polygon grade data set, a frequency histogram and cumulative frequency curves were developed for the entire population based on the uncut composite block grades. Basic statistical parameters were calculated and rank/percentile values were determined. In all cases, statistical calculations were carried-out using Microsoft Excel data analysis and charting options. After consideration of the information noted above, review of earlier statistical analyses completed by Seabright and a review of the reconciled grade from a 41,119 tonne bulk sample, a block cutting factor of 12.75 grams per tonne was determined. This approximates the 97.5 percentile level of the resource block sample population and produces and overall cut grade that is consistent with the final reconciled grade for the Seabright bulk samples.

A minimum weighted-average grade criterion was applied to composite gold grades. Values considered to be accessible by open pit mining or above 200 metres below surface were assigned a minimum grade criteria of 0.3g/t over 3 metres. Polygonal solids below 200 metres below surface were considered to be accessible for underground bulk mining and were assigned a minimum grade criteria of 1 g/t over 3 metres. In addition, for an adjacent value to be included in a composite, it had to be less than 3 metres away from a neighbouring value. Individual polygonal solids could include "Nil" or "blank" values to a maximum distance of 3 metres.

The mineral resource estimate presented in the technical report includes inferred, indicated and measured resource categories as set out in the CIM Standards. Presence of a coarse gold component in veins at Beaver Dam has the effect of increasing the gold grade variation coefficient and decreasing certainty of grade assignment within certain limits. Notwithstanding these points, sufficient continuity of grade trends is considered present at this time in core drilling, chip sampling and muck sampling results to support delineation of inferred mineral resources, indicated mineral resources and measured mineral resources in specific areas.

The following parameters apply to the inferred, indicated and measured mineral resource categories reported in the technical report for the Beaver Dam Project:

Measured Mineral Resources

Measured mineral resources were defined at Beaver Dam only in the Main Zone area where Seabright completed substantial underground development. In these locations, development was completed on various quartz veins and results of continuous underground chip sampling were available. Resources in this class were based on the weighted-average grade of individual chip sample assays, which were recalculated by Mercator over the original sample widths. Weighted-average block grades were calculated by averaging all individually weighted samples over an average mine opening width at 25 metre intervals along the drift. Block grades were applied to polygons digitized to a scaled width of the mine opening at that easting, and for 12.5 metres above and below the opening parallel to the assumed dip of the local geology. The thickness of the polygon was either 25 or 5 metres depending on the location of the section. The volume of the mine opening was subtracted from the total volume of the polygonal solid.

Indicated Mineral Resources

Indicated mineral resources were defined only in the Main Zone. Resource polygons of this category were defined on the basis of: (1) proximity to underground workings, (2) where polygonal solids were defined from closely spaced diamond drilling data on veins developed in, or close to underground workings, or (3) where individual polygonal solids show continuity between 2 or more polygonal solids within the mineralized zone.

Individual polygons were created for each composite grade intercept that qualified under the minimum grade criteria. The height of the individual polygons was generated by a number of additional criteria. Generally, polygon blocks were extended a maximum distance of 25 metres above and below the drill hole intercept. If an adjacent drill hole was closer than 25 metres, the polygon was extended one half the distance to the adjacent drill hole. In addition, a 12.5 metre polygon was extended above and below measured blocks associated with underground workings and assigned to the indicated category.

Inferred Mineral Resources

Inferred mineral resources were defined in areas tested by diamond drilling only. A minimum weighted-average composite gold grade of 0.30 g/t over an estimated minimum width of 3 metres was applied to all inferred resource polygons above 200 metres below surface. Polygons below this level had a minimum average gold grade of 1 g/t over an estimated minimum width of 3 metres. A maximum influence of 25 metres above and below each composite drilling intercept was applied along with a section thickness factor of 25 metres or 5 metres depending on the section. Further restrictions on inferred resource influence areas were assigned where holes were less than 25 metres apart. In this case, the maximum influence factor was equal to one half the distance to the adjacent hole.

(xv) Exploration and Development

Presently, two drills are actively drilling the Main Zone, with drill holes targeted to fill in gaps in the drill hole pattern (approximately 20 metre x 25 metre grid), re-drilling certain historic (1980s) drill holes that had been inadequately sampled, and exploring for strike continuity into the East Zone. To date, 101 of a proposed 110 holes have been completed and results of 46 of these holes have been disclosed by press release. Drilling thus far has confirmed the continuation of the geological unit hosting the gold mineralization in the Main Zone to Section Line 1375 E in the East Zone. Although assays are still pending, positive results would increase the strike length of the deposit from 500 metres to 725 metres. At Section Line 1400 E, the favourable unit is faulted off, and further evaluation is necessary to determine the direction and extent of movement. In addition to drilling in the Main and East zones, six drill holes were drilled to test the continuity of known gold mineralization in the Mill Shaft Zone (three holes) and the North Zone (three holes). These two zones are located approximately 800 metres west and 600 metres north respectively, of the Main Zone, and represent potential satellite gold deposits to the Main Zone. Success in these two areas could result in a meaningful increase in gold resources. In this eventuality, and subject to a positive feasibility study and governmental approvals, the Beaver Dam Project could be host to three separate open pits.

(b) *Forest Hill Project*

(i) Introduction

The Forest Hill Project consists of 202 contiguous mineral claims within 6 mineral exploration licences. The licences were issued pursuant to the Act. The Forest Hill Project currently includes a 100% interest in these claims subject to a n.s.r. agreement detailed below, and the Offeror acquired the mineral rights as part of its exploration, and evaluation programs to identify new gold targets on the Forest Hill Project. The property totals 3269 hectares of land located in Guysborough County, Nova Scotia.

Mercator was retained in July, 2003 by the Offeror to complete an evaluation and technical assessment and identify new gold targets for the Forest Hill Project. This work included a review of government assessment reports, government and industry technical reports, digital government data (e.g. GIS database), published maps, and digital airborne geophysical data. A large collection of original hard-copy technical files from the 1982 to 1989 underground and surface exploration programs completed by Seabright, Westminer, DNR and the Offeror. This data compilation and database management initiated an NI 43-101 compliant resource estimation effective August 10, 2004. Two subsequent drilling programs, managed by Mercator for the Offeror generated resource updates effective November 3, 2004 and September 28, 2005.

(ii) Property Description and Location

The 202 mineral exploration claims held by the Offeror under six exploration licences are detailed in Table 3. These claims cover approximately 3269 hectares of surface area and are located in Guysborough County, Nova Scotia, approximately 40 kilometres southeast of Antigonish, Guysborough County, at latitude 61° 45' 19" W - longitude 45° 18' 33" N, and is accessible via Highway 7 to Goshen and then by paved highway south to Country Harbour Cross Roads. The NI 43-101 compliant technical report and resource estimations focus on licence 05985 and special licence 1/99 due to concentration of most past exploration activity in the area covered by these licences. The Offeror holds an undivided 100% interest in both licences with 64 of the claims contained therein being subject to a maximum 2.65% n.s.r. under terms of an agreement with Schenkels. This agreement replaced an earlier option agreement between the Offeror and Schenkels. With exception to these 64 claims, the Offeror holds an undivided 100% interest in 138 of the claims listed in Table 3 below.

Table 3: Tabulation of the Offeror's Exploration Licenses at Forest Hill

License No.	NTS Sheet	Tract	Claims	No. of Claims	Renewal Date
06029	11 F 5 B	47	LMNO	4	March 7, 2007
SL 1/99	11 F 5 B	49	BG	2	March 30, 2007
06188	11 F 5 A	38	JKL OPQ	34	February 25, 2007
		39	JKLM NOPQ		
		58	All Claims		
		59	ABC H		
05919	11 F 5 A	62	ABCD	8	March 15, 2007
		63	ABCD		
05981	11 F 5 A	37	ABCD EFGH	24	April 12, 2007
		38	ABCD EFGH		
	11 F 5 B	21	ABGH JKPQ		
05981	11 F 5 B	26	NOPQ	50	April 12, 2007
		27	CEDF KLMN OPQ		
		28	ABGH JKPQ		
		45	AB		
		46	ABCD FGHJ Q		
		47	ABCD EFGH		
		48	ABCD EFGH		
05985	11 F 5 A	37	JKLM NOPQ	80	September 20, 2006
		60	All Claims		
	11 F 5 B	47	JKPQ		
		48	JKLM NOPQ		
		49	ACDE FHJK LMNO PQ		
		50	All Claims		
	11 F 5 A	38	MN		
		59	DEFG JKLM NOPQ		
TOTAL				202	

Titles for the Province of Nova Scotia indicate that all issued mineral exploration licences referred to in Table 3 above are in good standing at the July 10, 2006.

The Offeror has not applied for a mining lease at the effective date of the report and surface rights are held by the Crown and Votix Corporation Ltd. ("Votix"), a company controlled by G. William Felderhof, President and CEO of the Offeror.

Many shaft and trenches have been backfilled at Forest Hill but a number of small water-filled shafts and trenches still remain. Several localized areas have also been defined in which tailings deposits from historic milling operations are present. These are for the most part well documented and Westminer carried-out a limited program of shaft back-filling on lands owned by the company prior to sale of surface title in the area to Votix. Existing site conditions pose no obvious impediment to future exploration or potential development of the property.

There are no known environmental liabilities on the Forest Hill Project as it exists. Based upon information reviewed, it would appear that existing site environmental conditions should not pose significant risk with respect to re-activation of exploration, mining and milling activities on the property; however, it is the Offeror's responsibility pursuant to the *Environment Act* (Nova Scotia) ("Environment Act") and the Act to obtain all permits to conduct such operations and comply with all laws and regulations for its activities.

The location of the known mineralized zones and resource to date are: (a) the Teasdale shaft mine workings area specifically on the Schoolhouse 1, 2, 3A, 3B, 4A, 4B, 5A, 6A, Fraser Alimak veining package, Hudson veining package and Kennedy veining package, (b) adjacent to the limits of historic stoping on the Salmon River vein, centered at L950E, (d) on the Fraser Alimak veining package in L1200E to 1550E area as well as in the 1900 east development area and (e) on the Hudson veining package in the 1900 east development area and adjacent (south of) the Teasdale workings.

(iii) Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Forest Hill Project is located approximately 40 kilometres southeast of Antigonish, Guysborough County, at latitude 61° 45' 19" W - longitude 45° 18' 33" N, and is accessible via Highway 7 to Goshen and then by paved highway south to Country Harbour Cross Roads. From that point, the property is reached by traveling east 12 kilometres to the Forest Hill mine road which extends 5 kilometres south to the Teasdale shaft area. Numerous forest access roads, trails and a power line right of way provide further access across the property from this point.

The climatic conditions are the same as set forth above with respect to the Beaver Dam Project.

Mineral exploration field programs can be efficiently undertaken during the period May through late November, while winter programs can be readily accommodated with appropriate allowance for weather delays.

The area surrounding the Forest Hill Project is characterized as forested and unpopulated. Topography is gently rolling and ranges from a low of 100 metres above sea level to a high of 150 metres above sea level. Drainage is sluggish due to numerous swamps and bogs and several small lakes. Locally, northwest-southeast and northeast trending bedrock fault zones appear to have exerted control on surface drainage patterns developed in this area of relatively thin glacial till.

The area surrounding the Forest Hill Project is rural and sparsely populated with a substantial percentage of its economy based on forestry sector activity. In recent years, development of a natural gas fractionation plant and pipeline system at nearby Goldboro, in support of offshore gas production facilities, has resulted in added economic diversity. Additional heavy industry development in the Goldboro area may take place in the future, in part due to availability of discounted natural gas rates available in a large municipal industrial park located in the community.

With specific reference to the Forest Hill Project, its undeveloped location, good road access, presence of a regional grid power line crossing the property, and presence of the modern Teasdale shaft and settling pond system used during the Seabright-Westminer period combine to make it an attractive location for future infrastructure development.

Surface rights in the area are currently held by the Crown and the principal owner of the Offeror. No difficulties have been encountered in the past with respect to gaining access to the Crown (lease agreements) and private land in the area for the purpose of mineral exploration.

(iv) History

1893-1938

The Forest Hill Project is one of approximately 64 former gold producing districts in Nova Scotia. Gold-bearing quartz boulders were first discovered there in 1893 and limited mining began in 1895. From 1895 until 1916, intermittent mining and milling were carried-out on the property under 7 different operators. Mining activities were primarily focused on the Salmon River, Hard, Ophir, McConnell and Schoolhouse veins but 40 or more pits and shafts were established during this period on the various veins of the district, which include the Barrel, Mill Shaft, Fraser, Hudson and Camp veins, in addition to those noted previously. Mine production for the area until 1916 is reported to have been 55,502 tons from which 26,792 ounces of gold were recovered to provide a calculated average gold grade of 0.48 oz/ton (16.44 g/t) for mill feed. Hand-cobbing, stamp mills, gravity separation and amalgamation using mercury were used to process ore during this period and recovery rates using these methods are estimated to have been in the vicinity of 60%. On this basis, actual gold grade of the mill feed material is suggested to have been close to 0.67 oz/ton (22.9 g/t).

During the early mining period at Forest Hill, the Schoolhouse vein (now termed "Schoolhouse 1") was the most extensively mined, with stoping carried to a maximum vertical depth of approximately 65 metres below surface, and being generally continuous along strike for about 350 metres at an easterly plunge of less than 10 degrees. Shallow east plunging stoping panels similar to, but less extensive than, that of the Schoolhouse were also developed on the Salmon River, Hard and Ophir veins.

Between 1934 and 1938, minor development was carried-out from existing workings and several shafts were deepened.

1938-1956

The property was acquired by Nova Rich Gold Mines Ltd. in 1938 and several small exploration programs were carried-out between 1938 and 1956. These included prospecting, trenching, several bulk sampling programs with associated milling and at least one core drilling program.

1971-1980

In 1971, the property was acquired by Louisburg Mines Ltd. and between that date and 1980 minor exploration and drilling were carried-out in addition to till surveys and a minor amount of diamond drilling.

1981-1989

Between 1981 and 1985, Seabright carried-out surface exploration programs that included gridding, geological mapping, rock, soil and till sampling, trenching, drilling and ground geophysics. Limited surface bulk sampling was carried-out in the 1900 East area near the Kennedy shaft, and an assessment of tailings deposit gold grades and recoveries was undertaken. In 1985, Seabright established the vertical Teasdale shaft to a depth of 230 metres and initiated development in support of bulk sampling and underground drilling on the 155 metre and 200 metre levels.

In 1988, Westminer acquired Seabright and continued underground development, bulk sampling, milling and exploration until 1989, when development and exploration were stopped. The 1985 to 1989 period resulted in production of 638,136.9 grams of gold (20,516.58 troy ounces) from 105,143 tonnes of combined development and stope material milled at a reconciled mill feed gold grade of 6.39g/t and a recovered gold grade of 6.07 g/t. Westminer subsequently removed all surface infrastructure, capped the Teasdale shaft with concrete and carried-out site reclamation work required under its regulatory permits.

2002-Present

In 2002, the property was acquired by Tempus Corp. (the predecessor of the Offeror), which subsequently became the Forest Hill Project. During 2003-2005 data compilation, site surveying and two diamond drilling programs with 82 diamond drill holes totaling 12,272.51 metres were completed.

(v) Geological Setting

The regional geology is the same as that described in relation to the Beaver Dam Project above.

Property Geology

The Forest Hill area is dominated by a 1.25 to 1.85 kilometre-wide belt of metasedimentary rocks that strike east west across most of the property. Within this section, gold mineralization of economic interest is hosted by stratabound quartz veins associated with greywacke and schistose sediments of the Goldenville Formation, with veins predominately being found in association with the fine-grained schistose intervals separating thicker, predominately greywacke intervals.

The Forest Hill quartz veins are situated on the south limb of the overturned Forest Hill anticline, the axial surface that dips steeply to the north (65-76 degrees). The anticlinal axis generally trends east west and plunges gently eastward at 6-15 degrees. The stratigraphic interval that hosts the gold bearing quartz veins at Forest Hill has been traced along strike by current and past diamond drilling for a distance of more than 2.5 kilometres and underground workings have demonstrated vein continuity for distances of up to 500 metres along strike. Multiple veins ranging in thickness from a few centimetres to as much as 1 metre often characterize quartz vein packages. Recent drilling results indicate that quartz vein intervals exceeding 1 metre are locally present in association with at least one fold or flexure zone, possibly related to faulting, located south of the Teasdale shaft workings. Individual veins frequently show laminated or crack-seal substructures and are locally subject to pinching and swelling along strike and down dip.

Results of compilation work completed to date for the Forest Hill Project show that gold grade shoots defined by past stoping patterns and drilling data for typical bedding parallel veins in the district have: (1) interpreted strike continuity over distances of 600 metres or more, (2) shallow easterly plunges, (3) occur within individual veins as stacked grade shoots up to approximately 65 metres in height, separated by low grade or barren vein intervals, and (4) locally appear to be laterally stacked across stratigraphy.

Stacking and repetition of gold grade shoots separated by low grade or barren vein material were also reflected in longitudinal sections developed by Seabright-Westminer showing historic stoping and mineralized diamond drilling intercepts at Forest Hill. The sections indicated that two easterly plunging potential "ribbon structures" were present within 250 metres of the surface at Forest Hill, with presence of a third ribbon at a slightly deeper level being indicated. Recognition of such systematic development of grade shoots at Forest Hill provided focus for the Offeror's 2003-2005 drilling programs and also provided a geometric factor requiring consideration when grade shoot outlines and influence areas were prepared for mineral resource estimation purposes.

(vi) Mineralization

Nature of gold mineralization occurring at the Forest Hill Project was reviewed and described with specific reference to those vein systems exposed in the Seabright-Westminer underground workings. In summary, gold bearing quartz veins proven to be of economic interest on the property are typically stratabound, show strong continuity along strike and down dip and typically range in thickness from a few centimetres or less to about one metre. As noted previously, vein thicknesses exceeding one metre are present in some areas in association with interpreted fold or flexure zones. Vein pinch and swell features are common, as is presence of arsenopyrite in both veins and immediately surrounding wall rock. In some instances, bedding discordant secondary veins, termed "angulars", intersect the stratabound veins and are spatially associated with high grade gold shoots that parallel the vein intersection trend. This arrangement of veins was termed a "7 structure" by mine staff and was noted in several of the veins stoped by Seabright-Westminer.

Quartz vein gold mineralization typically occurs as free flakes and grains distributed within the quartz and in immediately adjacent wallrock. Presence of a coarse gold component (>150 mesh) has been well documented at the property and on this basis screen-metallics (or comparable) processing of samples known to be gold bearing has been commonly specified in exploration programs carried-out since 1985. Arsenopyrite to 15 % or more is present locally in some veins and pyrite and pyrrhotite are common vein constituents at low levels (trace to 3%). Minor to trace amounts of galena and chalcopyrite have also been recorded from various veins, frequently within gold-mineralized intercepts.

Gold-bearing quartz veins occur within a 250-metre wide stratigraphic interval. Interbedded greywacke and schist comprising the Schoolhouse stratigraphic sequence occurs over a 50 to 60 metre wide central section of the larger stratigraphic interval noted above. Most exploration and mining carried-out by Seabright-Westminer occurred within the Schoolhouse sequence, that is characterized by occurrence of multiple stratabound quartz veins associated with the Schoolhouse 1 through Schoolhouse 6 vein packages. In several instances, more than one gold bearing quartz vein of economic significance occurs within a designated vein package and in such instances individual veins have been alpha-numerically identified. An example of this is found in the case of the Schoolhouse 4 package that hosts the Schoolhouse 4A, 4B and 4C veins.

(vii) Exploration

In June, 2003, the Offeror commenced a 72 hole drilling program managed by Mercator on the Forest Hill Project. The program totaled 11,312 metres and was completed in August 2004. Results include significant assays such as: 101g/t/.1m, 568g/t/.15m (FH03-02); 160.7g/t/.35m, 366g/t/.1m (FH03-04); 415g/t/.1m (FH03-08); 204g/t/.15m (FH03-10); 1282g/t/.25m (FH03-10); 1282g/t/.25m (FH03-11); 1494g/t/.17m (FH03-13); 228g/t/.3m (FH03-14); 118g/t/.41m (FH03-15); 235.8g/t/.15m (FH04-22); 215.1g/t/.1m (FH04-50); 135.3g/t/.08m (FH04-60); and 241.7g/t/.1m (FH04-65).

On February 17, 2005, a 10 diamond drill hole program commenced on licence 05985 and was completed on March 19, 2005, totaling 962.01 metres. Assay results for vein and wall rock samples range between 0.01 and 16.65 grams gold per tonne over individual vein or sample widths (typically 0.1 metre to 0.5 metre) within the multi-veined target intervals. Weighted-average gold grades of the best intercepts range between 1.0 and 1.62 g/t over core lengths ranging between 1.32 and 2.0 metres and occur in holes FH05-75, FH05-76 and FH05-82. These all show target intervals having individual vein samples with gold grades exceeding 6.0g/t with 16.65g/t over 0.10 in FH05-75 being the highest.

Numerous exploration and assessment programs including geological mapping, sampling, ground geophysics, and drilling have been completed by the Offeror on some of the regional Forest Hill claims. Significant results were not reported.

(viii) Drilling

A major diamond-drilling program on the Forest Hill Project was initiated by the Offeror in June, 2003 and ended in early June, 2004 after completion of 11,310.5 metres of drilling in 72 holes. The first 26 drill holes completed in this program were included in the previously disclosed mineral resource estimates having effective dates of August 10, 2004 (Cullen, 2004), and November 3, 2004 (Cullen and Levy, 2004), and account for 4,828.5 metres of drilling. These holes are located between Line 450E and Line 1325E of the mine grid and were drilled to test various previously explored gold-bearing quartz veins occurring between approximately 1000N and 1275N on the mine grid. The Hard vein is the most northerly targeted by this drilling and multiple veins of the Kennedy belt are the most southerly tested. Drill holes FH04-27 to FH04-72 (46 drill holes) completed by the Offeror in 2004 are located between Line 550E and 1775E of the mine grid, with most occurring between Line 1200E and Line 1775E and details of the program were previously disclosed in the revised mineral resource estimate with an effective date of November 3, 2004.

Logan Drilling Limited ("Logan") of Stewiacke, Nova Scotia provided contract-drilling services for both the 2003-2004 and 2005 programs reported herein. Holes FH03-1 through FH03-10 were drilled on the basis of recommendations of Woodman and Corey (2002) and Mercator was responsible for review and reporting associated results. Mercator was subsequently responsible for day-to-day planning and management functions for the remaining 2003-2004 and the 2005 Forest Hill drilling programs that utilized both Mercator and the Offeror's staff. SGS Canada Inc. provided analytical services, through that company's Xral Laboratories and Lakefield Research groups for the 2003-2004 programs and check sample analyses were provided for these programs by ALS, which also provided analytical services for the 2005-drilling program.

Mercator managed the Offeror's most recent drilling program on the property, which commenced on February 17, 2005 and consisted of 10 diamond drill holes totaling 961.01 metres. Five of the holes were collared between Lines 1125E and 1562E, three holes were located on Line 1850E and two holes tested an exploration target located at L2375E, east of the main area of past drilling, where positive results had been returned from the Offeror's previous surface sampling. Eight holes tested the Fraser-Alimak and Hudson intervals and one of these also tested the entire Schoolhouse stratigraphic package as well as the North stratigraphic package as far as the Mason Vein interval. The drilling program completion date was March 19, 2005.

Drill holes FH05-73 to FH05-79 and FH05-82 targeted the main Fraser-Alimak and Hudson mineralized trends between Line 1100E and Line 1850E. All holes returned locally anomalous gold levels in either the interpreted Fraser-Alimak or Hudson target intervals (or both), confirming their general gold-bearing character, but degree of associated vein development varied substantially from hole to hole and no strongly mineralized intervals were defined. Assay results for vein and wall rock samples range between 0.01 and 16.65 grams gold per tonne over individual vein or sample widths (typically 0.1m to 0.5m) within the multi-veined target intervals. Weighted-average gold grades of the best intercepts range between 1.0 and 1.62 g/t over core lengths ranging between 1.32 and 2.0 metres and occur in holes FH05-75, FH05-76 and FH05-82. These all show target intervals having individual vein samples with gold grades exceeding 6.0g/t with 16.65g/t over 0.10 in FH05-75 being the highest.

Results from previous property drilling and review of limited underground sampling results available for Forest Hill show intercept gold grades at the high end of the range noted above and often show spatial association with margins of higher grade gold shoots. Review of 2005 drill hole piercing points showed that with the exception of holes FH05-77, 78 and 79, values reflect sample positions along the up or down dip edges of the previously-interpreted Fraser-Alimak zone grade shoot trend. Hudson zone trends are thought to be broadly parallel but more poorly defined. The three other holes were drilled on section at L1850E and appear to define a low grade or blank interval within the broader grade shoot structure.

Two of the holes completed in the last program (FH05-80 and FH05-81) tested an exploration target near L2375E - 1000N, developed on the basis of the Offeror's earlier grab sample from historic trenches in the area. Both drill holes were drilled to grid south and cut interbedded slate and greywacke sections with local zones of multiple thin quartz veins and arsenopyrite. The veined sections generally fall within the interpreted location of a Seabright-era Fraser-Filter VLF anomaly that shows spatial association with the Fraser-Alimak through Hudson interval between the Teasdale shaft area and the L1900 East Ramp area. This interpretation was assumed to be correct at the report date. FH05-82 tested the Fraser-Alimak and Hudson intervals, as discussed above, but also crossed the entire Schoolhouse stratigraphic package as well as a short interval of the North package, as far as the interpreted Mason Vein interval. Moderate quartz vein development is seen across the section but gold values are typically low, the best values ranging between 0.65g/t and 2.91g/t over core lengths of 0.10 to 0.15 metres.

A substantial amount of the diamond drilling information represented in the current updated resource estimate was extracted from provincial government and Seabright-Westminer files and reports.

(ix) Sample Preparation and Analysis

The Offeror and Mercator geologists logged drill core from the 2003-2004 and 2005 programs and a hard copy lithologic log was prepared for each drill hole. Core sample intervals were laid out by the geologists and sample intervals were recorded on the drill log. All sample intervals were also recorded on pre-numbered three tag sample books. Two tags were placed in the core box at the up-hole end of respective sample intervals, and the third was retained in the sample book as a permanent record. Core boxes with sample intervals were taken to the on-site core cutting facility for further processing. Samples were cut by the Offeror staff using a diamond saw and one half of each interval was placed in a plastic sample bag along with one of the sample tags previously included with the core interval by the logging geologist. The sample bag was labeled with this tag number, sealed with a metal tie, and readied for shipment by courier to the analytical laboratory.

Sample intervals were laid out based on lithologic boundaries and shoulder samples of wall rock were typically assigned for significant veins. For drill holes FH03-1 through FH03-26, vein samples were laid out to include approximately 2 centimetres of wall rock at each quartz vein boundary and, with the exception of certain portions of holes FH03-25 and FH03-26, no minimum sample length criterion was applied. Beginning in both FH03-25 and FH03-26 and continuing through FH04-46, the Offeror in consultation with Mercator established a 0.4-metre minimum core sample length for quartz vein intervals, a 0.50 metre standard shoulder sample length and a maximum sample length of 1.0 metre. In certain instances, quartz vein intervals were also sampled without accompanying shoulder samples, with this reflecting low relative vein priority as established by the logging geologist. In such instances, a positive assay result would be needed to initiate cutting of shoulder samples at a later date.

Minimum sample length parameters were reviewed on an on-going basis and the minimum length revised to 0.10 metre after drill hole FH04-41. Review of the maximum length parameter was also carried-out at that time and no change was made. The revised minimum length was determined to better distinguish between wallrock and quartz vein hosted gold and was retained through the remainder of the drilling programs, including that of 2005. A continuous core sampling program was also completed in Hole FH04-40 and FH04-41, and continued in portions of holes FH04-43, FH04-44 FH04-46 and FH04-48, for which screen metallics processing of all samples was specified, regardless of core lithology. The purpose of this sampling effort was to better determine whether particulate coarse gold was present in non-quartz veined wall intervals of slate and greywacke occurring in the Schoolhouse 1 through 6 stratigraphic intervals and also in the Fraser Alimak through Hudson-Kennedy stratigraphic interval. Results showed that there was little or no gold in wall rock significantly removed from stratabound veins or multiple vein array sections.

All 2003-2004 split core samples were recorded on sample shipment forms and placed in sealed plastic buckets for shipment to either the SGS Lakefield Research Limited facility in Lakefield, Ontario, the SGS XRAL facility in Mississauga, Ontario. Both laboratories are members of the SGS Group of companies, have ISO 9001:2000 and ISO 14001 accreditations and have been accredited by the Standards Council of Canada. The 2005 split core samples were prepared for shipment with the same procedures as previously employed but were shipped to ALS in Mississauga, Ontario also a fully accredited commercial facility. Change of analytical laboratory was based on the ability of ALS to provide better turn-around time for screen-metallics core sample processing.

Sample preparation and analytical procedures applicable to the 2003-2004 programs reflect combined use of both conventional and screen metallics sample preparation methodologies followed by fire assay preconcentration and analytical finish by atomic absorption or gravimetric methods. For the 2005 program, all drill core samples, whether from quartz veins or wall rock shoulder intervals, were prepared using the screen metallics processing protocol described below followed by fire assay preconcentration and analytical finish by atomic absorption or gravimetric methods.

The screen metallics sample preparation protocol incorporates crushing and pulverizing the entire received sample to the minus 150-mesh screen size. Two 1 assay ton sample splits from the minus 150-mesh sample fraction were analyzed for gold using fire assay gold pre-concentration methods with atomic absorption finish. The plus 150-mesh fraction was totally fused and a gold value similarly determined. Fine fraction gold values were averaged and then weight averaged with the plus fraction value to provide a total gold value for the sample.

After delivery of core from the drilling contractor to the core logging facility, the Offeror and Mercator staff at the Forest Hill site were responsible for security of all core and core samples during the subsequent logging and sampling process. In summary, sealed boxes of core drilled during each operating shift were delivered to the secure core logging facility by Logan's staff and remained sealed until logged. Core samples were placed in sealable plastic pails after cutting and a sample shipment record was created that recorded samples included, the date of shipment, number of pails, person responsible for security and preparation of the shipment, and method of sample shipment. Samples were transported to Antigonish by either the Offeror or Mercator staff and transferred to Federal Express Courier for subsequent delivery to the analytical laboratory. Mercator modified the sample shipment procedure by addition of a unique security taping seal on each pail of samples shipped and also implemented a continuous tracking protocol for all sample shipments. Use of the security seal provided a check on whether the sample shipment buckets had been tampered with during shipment and no problems of this nature were detected.

(x) Data Verification

During 2003, Mercator undertook an extensive compilation of all historic geo-scientific information relating to the Forest Hill Project at the request of the Offeror. This work included detailed review and compilation of government assessment reports, government and industry technical reports, digital government data, published maps, diamond drill logs and review interpretation of digital airborne geophysical data.

Sample records, lithologic logs, drill collar surveys and downhole survey data available for 106 surface drill holes and 136 underground holes at Forest Hill were reviewed and compiled, along with data for all 2003-2004 drill holes. This was entered into a digital project database that was then used to create digital geological cross sections and plan projections using Surpac (Ver.4.1) and Interdex (Ver.6.2) software. Subsequently developed vein and stratigraphic correlations and interpretations were used to provide a geological framework for on-going resource estimation and evaluation purposes. An extensive update of the original digital project database was performed subsequent to the 2005-drilling program. This update included some stratigraphic correlation modifications that necessitated vein re-assignments for several previously reported drill hole intercepts.

In addition to the above, original sample records and assay reports associated with the Seabright-Westminer underground chip sampling program at Forest Hill were also made available to Mercator. Unfortunately, comprehensive sample location plans and tabulated sample location coordinates corresponding to most of the mine sampling were not included in the Forest Hill information set available to the Offeror and Mercator.

All aspects of the Seabright-Westminer period drilling programs were previously noted and a drill core assay quality control program considered consistent with industry standards at the time had been implemented. This program is described as consisting of sample duplicates, laboratory standards and check assaying, the latter in part being carried-out by X-ray Assay Laboratory in Toronto. Recognized commercial laboratories were used for most core samples during this period, the majority of which were processed at Atlantic Analytical Laboratories of Saint John, New Brunswick that later become Chem. Lab Ltd. Bondar-Clegg and Company Ltd. also provided analytical services to Seabright-Westminer. Both whole core and half core samples are included in the historic data set and NQ core was the most prevalent size recovered from surface drilling. Some surface BQ coring was carried-out prior to 1987 and underground drilling recovered both AX and EX core.

By 1988, most drill core, as well as chip and muck samples from underground sampling programs of Seabright-Westminer were processed at an in-house sample preparation and assay laboratory located at the company's Gays River regional milling facility. Standard fire assay gold determinations were routinely carried-out at this lab on 1-assay ton splits of pulverized sample material. The lab also carried-out fire assay gold determinations for use in weighted-average sample grade calculations for samples that had been processed through the patented KMS mineral separator. This equipment provided a heavy mineral concentrate fraction from rock samples that was analyzed and then weight-averaged with a second fire assay value determined for the sample's fine fraction material. Methodology of head grade calculation is similar to that commonly used for screen metallics processing by commercial laboratories. Certified assayers signed assay certificates issued by this laboratory, but quality control procedures for sample processing and analysis streams were not described in any information reviewed by Mercator. Since no access was available to Seabright–Westminer core or sample reject materials, no assay verification of historic program results through check sampling was pursued. Notwithstanding this point, or the age of the

Seabright-Westminer drilling assay data set, the analytical data from the Seabright-Westminer era met industry standards of the time and can be considered reliable.

The drill core sample quality control program applicable to the 2003-2004 drilling programs consisted of analysis of duplicate sample splits, monitoring of certified laboratory standards and analysis of sample blanks inserted by Mercator and the Offeror in the processing stream. Analysis of check samples at a second laboratory was also carried-out.

A quality control program directly comparable to that used earlier was carried-out with respect to the 2005-drilling program. Duplicate sample splits of minus 150-mesh material were prepared and analyzed in the regular processing stream at a nominal frequency of 1 in 10. Blind blank core samples were also systematically included in sample shipments at a nominal frequency of 1 in 25 and laboratory standards were inserted by ALS in each batch of samples submitted for analysis. In each case, results are interpreted as reflecting acceptable levels of variation for a population known to be characterized by occurrence of coarse gold.

An additional review of gold grade distribution within the fine fraction (minus 150 mesh) material resulting from the screen metallics sample preparation protocol was carried-out after completion of the 2005 drilling program. In this case, 10 additional 1 assay ton splits were prepared from a suite of 9 drill core samples that were selected to reflect a gold grade range between 0.05 g/t and 16.0 g/t, based on corresponding initially returned minus –150 mesh gold analyses. Results of this program show that variance values above the means for individual samples range between 0.21 and 0.39 with corresponding standard deviations ranging between 0.01 and 0.09. Variation coefficients associated with each sample data set range between 0.06 and 0.39, with the higher values corresponding to samples with gold grade mean values greater than 0.03. Results of the re-sampling program are interpreted as showing that a reasonable degree of sample homogenization is typical of the minus 150-mesh sample fraction in most samples. Consideration of averaged duplicate analysis pairs, which approximate the two fine fraction fusions used in the 2005 screen metallics protocol used by the Offeror, show that averaged results generally reflect a lower variation level. Results of the re-sampling program have been interpreted as indicating that generally acceptable levels of gold grade variance are present for the minus 150-mesh sample material tested. It is possible, however, that pulverization of sample material to a finer grain size, possibly in the less than 200 mesh category, would further reduce gold grade variance in individual samples. Further assessment of this point is recommended.

Sample reject material for the 2003-2004 drilling program is currently being stored at the two SGS Canada Inc. sites mentioned above and material for the 2005 program is archived at ALS facilities. Archived materials will remain in storage until plans are finalized for their permanent storage or ultimate disposal. Half core samples retained in core boxes are currently in secure storage at the Offeror field camp in Guysborough, Nova Scotia, and will remain there until plans are finalized for their longer term storage.

Based upon information presented in the above discussions, analytical services and sample processing protocols provided for the 2005 program are considered to have met acceptable standards. Similar determinations was previously reported for the Offeror drilling programs carried-out in 2003-2004.

(xi) Mineral Resource and Mineral Reserve Estimates

Compiled and interpreted results from the past surface and underground diamond drill holes, results of the 82 drill holes of the Offeror's 2003-2005 exploration programs and summarized results of specific underground sampling programs were assessed by Mercator for use in developing a revised mineral resource estimate for the Forest Hill Project, inclusive of the 1900 East area of past bulk sampling and underground development. The definition of mineral resource and associated resource categories used are those set out in the CIM Standards and were previously included in Cullen and Levy, 2004.

Table 4 below presents cut and uncut gold grade estimates and corresponding tonnage estimates prepared for the Forest Hill Project as at September 28, 2005. These reflect combined results from the mine area, the Goose Neck Lake area, the Line 2300E to 2650E area and the 1900 East area. Assumptions, estimation parameters, and methodologies associated with this estimate are discussed below under appropriate headings.

Table 4: Mineral Resource Estimate For Forest Hill Project
September 28 , 2005 Effective Date
Indicated Resource

Gold Grade Threshold	*Tonnes	Gold Grade (g/t) Uncut	Gold Grade (g/t) 50 g/t Cut
1 g/t	355000	15.96	10.19
3.5 g/t	225000	24.02	14.91
5.0 g/t	199000	26.48	16.19

Inferred Resource

Gold Grade Threshold	*Tonnes	Gold Grade (g/t) Uncut	Gold Grade (g/t) 50 g/t Cut
1 g/t	716000	7.51	7.25
3.5 g/t	383000	12.42	11.93
5.0 g/t	309000	14.39	13.79

*Rounded

The nature of quartz vein hosted gold mineralization present at Forest Hill is directly reflected in the geological interpretation used in the mineral resource estimation process. Gold bearing quartz veins present on the property occur on the steeply dipping, overturned south limb of the Forest Hill anticline and typically conform in attitude to bedding surfaces present within the host Goldenville Formation. The Forest Hill anticline trends approximately east-west and has been intersected by drilling over a strike length of at least 2.5 kilometres. Offset of the anticlinal structure has occurred at several locations and is attributable to local presence of northwest or northeast trending brittle cross faults. The best known of these are the Brown Fault, which trends northwest across the central mine area, with apparent sinistral offset of approximately 30 metres, and the Triangle Lake Fault, that occurs west of the mine area and produces a more substantial dislocation of the anticlinal trend. Notably, the stratigraphic section within which most past mining at Forest Hill has taken place has been tentatively identified west of the Triangle Lake Fault.

Gold bearing quartz veins used in the most current mineral resource estimate occur in four separate areas of the property, these being the mine area between Line 400E and Line 1600E, centered on L1200N, the Gooseneck Lake Area at Line 2650E, 1700N, the Line 2300E to Line 2650E area, centered at approximately L1100N and the 1900 East area of past underground development.

Local strike and dip continuity of stratigraphy and associated quartz veins is considered to have been clearly demonstrated through the history of exploration, mining, and stoping at Forest Hill. The parallelism of drifts driven on stratabound veins in the modern-era Teasdale shaft workings and 1900 East areas provides graphic representation of strike continuity and representative geological cross sections from Line 1000E and 1775E provide evidence of vein continuity down-dip within and adjacent to underground workings developed in the areas referred to above. Historic workings near the mine area on the Schoolhouse 1, Salmon River, Hard and Ophir veins, defined by longitudinal sections of stoping carried-out by respective past operators, provide additional general evidence of potential vein continuity on the property in both strike and dip dimensions.

A lesser degree of demonstrated strike and dip continuity exists in the Goose Neck Lake and L2300-L2600E areas due to lack of or less extensive underground workings and the lesser amount of diamond drilling completed to date however, reasonable correlation along drill sections is apparent. Closely spaced shallow drill holes in the 1900 East area, as well as limited underground development and stoping provide evidence of geological and vein package continuity in this area which typically shows multiple discrete quartz veins within both the Fraser Alimak and Hudson stratigraphic packages. In these instances, correlation on the package level is recognized rather than on the level of individual quartz veins within multi-vein arrays, these being subject to discontinuity. The appended L1775E geological section from the 1900 East area presents a representative geological section from this area.

Sufficient evidence of geological continuity is present in the four areas noted above and justifies the presence of resource estimation blocks presented in the NI 43-101 compliant technical report. Common occurrence of isolated resource blocks on specific vein longitudinals reflects both drill hole density and relative restriction of drill hole influence areas as set out herein. Unless otherwise indicated, these should not be interpreted as indicating limited vein continuity.

Mineral resources were estimated using the polygonal method of volume calculation applied to vertical longitudinal sections. To create required longitudinal sections for gold-bearing quartz veins of interest, geological cross sections were first created using either Surpac or Interdex software and manual interpretations of geology and vein correlations were developed. Spacing of geological sections in areas of resource estimation varied from 25 metres or less in the Mine Area to 100 metres or more in other areas. Digital drill hole database and mine workings digital data sets were used to create required cross sections and three dimensional coordinates were developed from these to describe both drill hole piercing points and areas of past stoping. Weighted-average gold grades and estimated true thickness attributes were subsequently assigned to piercing points where appropriate. Longitudinal sections reflecting both mineralized and non-mineralized piercing points were created for all veins showing weighted-average gold grades of 1.0 g/t or more over a minimum estimated true width of 1.2 metres, as well as pierce point grades below the minimum threshold gold grade over their respective sample interval.

Results of the 2005 drilling program were incorporated into the project database. This was followed by a full review of all project information, including drilling data with associated vein and stratigraphic correlations used to date as well as all previous resource block assignments. This comprehensive review project resulted in revisions being made to some geological cross sections on the property, with these subsequently being reflected in a completely new set of more detailed vertical longitudinal sections developed for the various gold-bearing vein packages of interest. A direct offshoot of the geological interpretation revisions was the requirement in some instances to revise vein assignments for certain drilling intercepts. This resulted in any associated resource polygons being re-assigned as well, sometimes with a requirement to modify polygon size to fit constraints of the new vein assignment. Revised polygon distributions in some cases resulted in change of polygon resource status as well.

Another significant result of evolving geological interpretation on the property was that clearer pictures of vein or vein package correlations were developed in some areas, particularly in the Kennedy and Hudson stratigraphic intervals between L450E and L750E, south of the 1000N baseline, and in the North stratigraphic section that hosts the Salmon River, Hard, Ophir, Barrel, Step and Joe veins, among others. Based upon better understanding of vein correlations in these areas, certain past producing veins were upgraded in status from the previous resource estimate reports. As a result, additional veins were included as candidates for delineation of resources at both inferred and indicated status in the technical report.

Review of historic stoping patterns present on the Schoolhouse 1, Schoolhouse 2, Schoolhouse 4A and 4B, Schoolhouse 3A, 3B and 3C, Ophir, Salmon River and Hard veins showed that in all cases, shallowly east plunging, elongate stopes had been developed. Continuous stoping had been carried-out over intervals of up to 65 metres in the dip dimension and up to 350 metres in the strike dimension on individual grade shoots. The greatest dip expanse of essentially continuous stoping on the property occurs on the Schoolhouse 1 vein, which shows the 65-metre interval referenced above and a continuous strike development component of approximately 625 metres, based on stoping panels on both sides of the Brown Fault (~ L625E to L 1250E). These workings are reflected on vein long sections. Based upon this historic stoping geometry, and consideration of Seabright-Westminer era development and stoping patterns, particularly on the Schoolhouse 2 vein, it was determined that drill hole intercepts should have a lesser degree of dip influence relative to strike influence and that the maximum size of a resource estimate block or polygon developed on a single drill hole intercept should not exceed 50 metres in length or 30 vertical metres in height. This reflects influence of a single drill hole for up to 25 metres in each strike direction, and to approximately 15 vertical metres (or approximately 15.6 metres within the plane of the vein) above and below the intercept. Much of the Offeror's 2003–2004 and 2005 drilling was carried-out on the basis of 50 metre drill hole spacing along strike and the 50 metre maximum strike influence factor, centered on a given hole or associated drill section, allowed more or less continuous coverage of vein structures drilled at this spacing.

Where resource blocks or polygons contained a single drill hole intercept, the weighted-average grade and estimated true width factors calculated for the intercept were assigned as the block or polygon grade and thickness factors. Where more than one drill hole occurred and assay data were reported for the hole, the weighted-average drill hole grades were arithmetically averaged to provide a block or polygon grade. Drill holes with no significant gold values were included at the recorded gold value. If no assay data was available or no vein sampling had been carried-out in historic programs, the sample point was not included in the average grade calculation for the associated polygon. In most instances, resource blocks are rectangular and produce orthogonal outlines when projected to vertical longitudinal sections. In some instances, however, individual boundary segments of adjoining polygons were angularly modified to provide equal influence where zones of overlap otherwise existed. This procedure was not used in the previous Forest Hill resource estimates. Surface areas for all resource blocks were measured on the vertical longitudinal sections and associated tonnages were derived after adjustment for the average stratigraphic dip of 70 degrees. Resource polygons were assigned a unique alphanumeric identifier and presented on the vein or vein package-specific vertical longitudinal sections. The longitudinal sections accompanying this report reflect the most recent interpretation of drill hole piercing points and stratigraphic correlation updates developed for the project and also reflect certain drilling intercept, resource polygon and vein re-assignments.

Longitudinal projections of stoping patterns on three veins mined during the Seabright-Westminer period (1986-1989) were reviewed to determine whether unmined areas or reasonable grade shoot extensions could be identified for inclusion in mineral resource estimates. This resulted in selection of the Schoolhouse 2 (Adams), Schoolhouse 3A and Schoolhouse 4A veins for inclusion in the previous Forest Hill resource estimates. These have been retained in the current estimate but in some instances have been modified in where necessary to accommodate revisions to the geological interpretation as reflected in distribution of drill hole intercepts and associated resource polygons.

To define resource block or polygon areas adjacent to stopes and other workings, upper and lower limits of gold grade shoots associated with previously mined areas were first generally interpreted from the development and stoping patterns. Areas occurring between these limits and those formed by immediately adjacent stopes or mine workings were then identified as resource blocks or polygons, surface areas for which were then calculated and alphanumeric identifiers assigned. Since complete and detailed sampling plans from the Mine Area were not available for review, gold grade assignment for these blocks was problematic. After evaluation, a decision was taken to assign average vein gold grades for these blocks based upon results of analysis of over 815 face and back chip samples from the respective veins collected during the Seabright-Westminer period in an average vein grade format. The respective average grades for face and back chip samples from each of these veins, cut to the 92.5 percentile gram-metre level and adjusted to a 1.2 metre estimated true width, were assigned as grade attributes to the mineral resource polygons created for the respective veins.

A specific gravity factor of 2.67 grams per cubic centimetre (g/cm^3) was used in the Forest Hill resource estimate. This same factor was used during the Seabright–Westminer operating period. Determinations of specific gravity have not been carried-out on Forest Hill material to date, although 2.67 g/cm^3 marks the lower end of a range of specific gravity laboratory determinations returned for similar Goldenville Formation rock types analyzed. On this basis, and recognizing the predominance of greywacke, slate and quartz in resource blocks or polygons at Forest Hill, the 2.67 g/cm^3 figure is considered valid for present purposes.

Resource block or polygon areas developed using the methodology described above were compiled in a Microsoft Excel spreadsheet, along with weighted-average gold grades, assigned thicknesses and vein association input parameters. Block volumes were calculated by multiplying their surface areas by assigned thickness factors (typically 1.2 metres) and these volumes were then converted to tonnage by multiplying by the 2.67 g/cm^3 specific gravity factor. An uncut, weighted-average gold grade for each resource estimate category was then determined by multiplying all polygon tonnages by associated gold grades, calculating a sum for these products, and dividing by the calculated total tonnage figure for each category. A constant tonnage adjustment factor of 1.04 was subsequently applied to accommodate average stratigraphic dip.

Exploration and mining programs carried-out on the Forest Hill Project to date have shown that coarse-grained gold mineralization (>150 mesh) constitutes an important component of the total quartz vein gold population present. One result of such is that assay populations of diamond drill core sample results typically show relatively high coefficients of variation and may contain very high sample values that are statistical outliers. Use of these very high values in mineral resource calculations can result in over-statement of average deposit grades. For this reason, cutting or capping of such values is generally carried-out, with selection of a cutting factor often reflecting an arbitrary value considered through experience to be appropriate for the style of mineralization being considered. Other methods of cutting factor assignment include selection of a specific percentile value in the resource assay population, often in the 92 to 97.5 percentile range, a multiple of the assay population mean value, or the value corresponding to an inflection point on a cumulative frequency plot that separates a high value sub-population from the rest of the data set. Seabright-Westminer frequently applied a 92.5 percentile cut based on the product of sample interval and weighted-average assigned grade (gram-metre product).

To better understand distribution of gold grades within the present Forest Hill block grade data set, frequency histograms and cumulative frequency curves for the entire population based on data normalized to a 1.2 metre composite length were plotted. Basic statistical parameters were calculated for the same normalized data set and rank/percentile values were determined. Previously cited technical reports should be consulted for review of these plots and associated data sets. In all cases, statistical calculations were carried-out using Microsoft Excel data analysis and charting options. Lower drill hole grades reflect characteristics of the sampled vein and wall rock materials but are also influenced by relative sample length, particularly when grade may be isolated within a sub-interval of a broader sample. Use of a 0.40 metre minimum sample length parameter for a portion of the second (2004) phase of drilling at Forest Hill approximates such a grade distribution situation and would have directly contributed to a reduced number of very high gold values returned from holes sampled in this manner.

After consideration of compiled sample information, a cutting level or cap for the current mineral resource estimate was established at 50 g/t. This approximates the 97.6th percentile level of the resource block sample population existing prior to the report and is consistent with selection of a 50 g/t cutting factor in the earlier resource estimates. Application of the cutting factor to narrow, (typically 1.5 metres or less) minimum width expanded intercept grades is consistent with methodology of Seabright-Westminer, for both vein chip sample grades and drilling intercepts, and reflects experience gained during development and mining of the Forest Hill veins.

After required block grade adjustments were made, deposit tonnage and grade values were recalculated for comparison with previously calculated uncut values. Application of the 50 g/t cutting factor resulted in a 36% reduction in the weighted-average gold grade estimate (1g/t threshold) for the Indicated Resource and a 3.45% reduction in gold grade for the inferred resource (1g/t threshold).

In reviewing the block grade data set, it is clear that the uncut grade figures for both the indicated and inferred resources are strongly influenced by a few intercepts that produce un-realistic polygon grades. Impact of these is lessened to some degree through use of relatively small resource polygons in the estimate but unacceptable influence is still considered present. This emphasizes the need to cut high-grade gold values in Forest Hill veins and the 50g/t cut level used in this estimate reflects a reasonable initial approach. Additional review of the data set has shown that very few Indicated and Inferred block grades occur between the 50g/t cutting level and a 42g/t grade level. This indicates that further study of grade distribution trends and cutting protocols is required at Forest Hill, possibly leading to vein-specific cutting factors being developed.

Minimum polygon gold grade thresholds of 1.0 g/t, 2.0 g/t and 3.5 g/t were chosen for the previous Forest Hill resource estimates prepared for the Offeror. The estimate, effective September 29, 2005, includes minimum gold grade thresholds of 1.0 g/t, 3.5 g/t, and 5.0 g/t. The lowest level chosen was based on the subjective view that quartz vein gold values over the narrow sample widths often contributing to a 1.0 g/t weighted-average over 1.2 metre true width belong to an important grade population that may define mineralized gold grade trends or shoots within which coarse grained gold can be expected to occur. The 3.5 g/t threshold was arbitrarily assigned to provide a subjective comparison with other narrow vein gold deposits for which better-constrained minimum grade thresholds in the 3.0 g/t to 5.0 g/t range have been applied. The 5.0 g/t threshold was used to provide a focus on areas of higher gold grades.

Compiled and interpreted results from available historic surface and underground diamond drill holes, results of the 82 drill holes of the Offeror's 2003-2004 and 2005 exploration programs and summarized results of specific underground sampling programs were assessed for use in developing a revised mineral resource estimate for the Forest Hill Project, inclusive of the 1900 East development area that had not been included in any previous resource estimate. In all instances, definitions of mineral resource and associated mineral resource categories used in this report are those set out in the CIM Standards. Both indicated and inferred resource categories defined under the CIM Standards are included in the current resource.

Inferred mineral resources represent approximately 67% of the total resource tonnage reported herein (at a gold grade threshold value of 1g/t over 1.2 metre estimated true width) and are defined on the basis of diamond drilling program results from the Offeror's 2003-2004 and 2005 drilling programs, selected results from previously completed drilling programs and a to a small degree on the basis of direct proximity to Seabright-Westminer era stopes on certain veins in the Teasdale shaft mine workings.

All resource blocks or polygons defined by drilling results between L400E and L2650E of the mine grid that: (a) met block definition parameters set out in sections 16.3.1 above, (b) carried a weighted-average gold grade of 1.0 g/t or greater over a minimum 1.2 metre estimated true width, (c) lacked common boundaries with other resource blocks when located in close proximity to well documented or other underground workings, (d) lacked common boundaries with other resource blocks when located in areas distant from existing underground workings, (e) showed a common boundary with other resource blocks but occurred on a vein or vein package for which testing by reasonably documented underground development and/or closely spaced Seabright-Westminer and/or the Offeror drill hole intercepts has not been completed to date. Grade assignments for such blocks are based on drill hole intercepts that occur within the limits of the block, and most blocks contain single drill holes. In cases of assay results being available for multiple drill hole intercepts within a polygon, an arithmetic average of these was used as the polygon grade. Where assay values were missing for drill hole intercepts within a polygon the hole was not included in weight averaging.

All resource blocks or polygons blocks defined on the basis of direct proximity to, and reasonable extension from, Seabright-Westminer era drifting and stoping in the Teasdale shaft mine workings only. These occur only on certain portions of the Schoolhouse 2, Schoolhouse 3A and Schoolhouse 4A veins; and associated block lengths in some instances exceed the 50-metre limit placed on drilling defined blocks. Justification of such is based on direct association with the continuously stoped or developed areas used to define the block. Grade assignments for such blocks reflect calculated average chip sample grades presented in Adams (1988) and previously described in this report.

All resource blocks or polygons that meet the size parameters of section 16.3.1 above and are further defined by having two or more common boundaries with adjoining indicated mineral resource blocks reported herein. Grade assignments for such blocks reflect an arithmetic average of gold grades assigned to the adjoining Indicated resource blocks. No additional drill hole intercepts or other sampling data were required to define these blocks and their outlines generally serve to "fill-in" between limits of the adjoining indicated resource blocks. Polygon dimensions in such cases do not exceed 50 metres by 30 metres in vertical longitudinal projection.

Indicated Mineral Resources

Indicated mineral resources represent approximately 33% of the total property resource tonnage reported (at a gold grade threshold value of 1g/t over 1.2 metre estimated true width) and are defined on the basis of diamond drilling program results from the Seabright-Westminer era and the Offeror's 2003-2004 and 2005 programs. Maximum polygon size for this category is 50 metres in length by 30 metres in vertical height measured on vertical longitudinal sections and other polygon parameters.

Indicated resources were defined only on the basis of diamond drilling results from the Seabright-Westminer and the Offeror's 2003-2005 programs and only in selected areas where multiple drilling intercepts on specific veins or vein packages of interest are present at spacings of 50 metres or less and appropriate geological continuity has been established by such drilling or by a combination of such drilling and proximity to pertinent underground workings, other development or stoping. These areas are: (a) the Teasdale shaft mine workings area, specifically on the Schoolhouse 1, 2, 3A, 3B, 4A, 4B, 5A, 6A, Fraser Alimak veining package, Hudson veining package and Kennedy veining package, (b) adjacent to the limits of historic stoping on the Salmon River vein, centered at L950E, (d) on the Fraser Alimak veining package in L1200E to 1550E area as well as in the 1900 East development area and (e) on the Hudson veining package in the 1900 East development area and adjacent (south of) the Teasdale workings. The previously reported indicated resource on the property was confined to only five areas of the property that were deemed at the November 3, 2004 effective date to show highest drilling density and proximity to specific historical workings. A review of the revised data set after completion of the 2005 drilling program provided a more detailed interpretation of sectional geology at Forest Hill and this resulted in several additional veins being included as candidates for hosting Indicated mineral resources. These had previously been restricted to the inferred resource category and include the Barrel, Hard, McConnell, Hudson 3, Hudson 4 and Kennedy veins.

Indicated resources were further defined on the basis of having one or more shared boundary with an adjoining resource block or polygon. This reflects occurrence of multiple drilling intercepts within the specific veins or vein packages noted above, at spacing of 50 metres or less and for which sufficient geological continuity is considered to have been established by such drilling or by a combination of such drilling and adjacent or otherwise pertinent underground development, stoping or surface mapping information.

In summary, the present resource estimate with an effective date of September 28, 2005 can be considered the most recent resource estimation for the Forest Hill Project. On a comparative basis, it reflects a reasonable and increasing progression in understanding of both property geology and associated gold-bearing veins and vein packages. This directly translates to an increase in the number of indicated category resource polygons, often at the direct expense of previously reported inferred category polygons.

Numerous shafts and trenches have been backfilled at Forest Hill but a number of small water-filled shafts and trenches still remain. Several localized areas have also been defined in which tailings deposits and shafts from historic mining/milling operations are present. These features are for the most part well documented and Westminer carried-out a limited program of shaft back-filling on lands owned by that company prior to sale of surface title to Votix. Mercator considers these to represent no risk to the continued evaluation of the Forest Hill Project. Based upon the current review of property data and first hand knowledge gained through property visits, site conditions do not appear to pose impediment to future development of the property. An environmental monitoring program is currently being developed for the Offeror in support the Offeror's planned dewatering of the Teasdale shaft workings.

(c) *Tangier Project*

(i) Introduction

The Tangier Project consists of 176 contiguous mineral claims within 11 mineral exploration licences. The licences were issued pursuant to the Act. 77 of the mineral claims were acquired by the Offeror on March 24, 2003, under terms of a purchase agreement with Erdene Gold Inc. ("Erdene"). The Offeror currently holds a 100% interest in these claims and acquired the mineral rights as part of its exploration, and evaluation programs to identify new gold targets on the Tangier Project. The Tangier Project totals 2848 hectares of land located in Halifax County, Nova Scotia.

Mercator was retained in 2004 to complete an evaluation and technical assessment and identify new gold targets of the Tangier Project. This work included a review of government assessment reports, government and industry technical reports, digital government data (e.g. GIS database), published maps, and digital airborne geophysical data. A large collection of original hard-copy technical files from the 1986 to 1999 underground and surface exploration programs completed by Coxheath and Tangier Mining Inc. ("TMI") and Tangier Limited Partnership ("TLP") were accessed through DNR. This data compilation and database management initiated NI 43-101 compliant resource estimation effective September 29, 2004 and, in 2005 and 2006, several exploration programs were undertaken in areas of interest on the property.

(ii) Property Description and Location

The 176 contiguous mineral exploration claims held by the Offeror under eleven exploration licences are detailed in Table 5 below. These cover approximately 2848 hectares of surface area and are located in Halifax County, Nova Scotia, approximately 85 kilometres east of the provincial capital city of Halifax. The 77 claims of exploration licence 6140 formed the specific focus of the NI 43-101 compliant technical report and resource estimation due to concentration of most past exploration activity in the area covered by this licence. The Offeror holds an undivided 100% interest in all of their currently held mineral licences at Tangier and the property is not subject to any royalties, back-in rights, payments or agreements with any other parties.

Table 5: Tabulation of the Offeror's Exploration Licenses at Tangier

License No.	NTS Sheet	Tract	Claims	No. of Claims	Renewal Date
06018	11 D 15 A	64	ABCD EFGH	8	January 21, 2007
06019	11 D 15 A	65	JKPQ	4	January 21, 2007
06020	11 D 15 A	66	BC	2	January 21, 2007
		55	LMNO	4	
06021	11 D 15 A	56	ABCD EFGH	8	January 21, 2007
06140	11 D 15 A	39	OPQ	3	June 19, 2007
		40	OPQ	3	
		56	JKLM NOPQ	8	
		57	ABCD EFGH JKLM NOPQ	16	
		58	ABCD EFGH JKLM NOPQ	16	
		59	ABGH JK	6	
		65	ABCD EFGH	8	
		66	D EFGH JKLM NOPQ	13	
		79	ABCD	4	
06569	11 D 15 A	39	GHJKL	5	August 9, 2006
06568	11 D 15 A	32	LMNO	4	August 12, 2006
		33	Q	1	
		41	CD	2	
		40	A	1	
06570	11 D 15 A	40	EFG KLMN	7	August 12, 2006
06567	11 D 15 A	35	PQ	2	August 12, 2006
		38	ABGH JKPQ	8	
		39	MN	2	
06261	11 D 15 A	65	LMNO	4	September 14, 2006
06595	11 D 15 A	59	CDFL OPQ	7	October 6, 2006
		37	ABCD EFGH JKLM PQ	14	
		38	CDEF LMNO	8	
		35	LMNO	4	
		36	NOPQ	4	
TOTAL				176	

Titles for the province of Nova Scotia indicate that all issued mineral exploration licences referred to in Table 5 are in good standing on the July 10, 2006.

(iii) Location of known mineralized zones, resources and mine workings

The Offeror does not hold surface title to any lands in the Tangier area, including those upon which the existing decline, mine, mill, tailings pond, waste rock storage and office infrastructure are located. A Class 1 Environmental Approval, Industrial Approval, Mining Lease, Mining Permit and Milling Permit issued pursuant to the Environment Act and the Act had been attained by TLP, last operators of the site, and TLP posted a bond with the Crown at that time to cover future reclamation. This bond is still held by the Crown and the site has not been reclaimed to any significant degree since TLP ceased operation in 2000.

(iv) Existing Environmental Liabilities

There are no known environmental liabilities on the Tangier Project as it exists. Based upon information reviewed, it would appear that existing site environmental conditions should not pose significant risk with respect to re-activation of exploration, mining and milling activities on the property, however, it is the Offeror's responsibility pursuant to the Environment Act and the Act to obtain all permits to conduct such operations and comply with all laws and regulations for its activities.

The location of the known mineralized zones and resource to date are at Blueberry Hill and Strawberry Hill of the Tangier gold district. These two areas are located 1000 metres apart along the Tangier anticline. Mine workings and tailings ponds are located on the westerly Blueberry Hill mine site.

(v) Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Tangier Project is located in the rural community of Tangier, approximately 85 kilometres by road east of Halifax, Nova Scotia. Highway 7 crosses the southern portion of the property and access to the northern section is by the Mooseland Road, as well as various associated forestry access roads and trails. Additionally, several site access trails from the mine area were established during the previous exploration periods and these continue to provide access potential.

The climatic conditions are the same as set forth above with respect to the Beaver Dam and Forest Hill Projects.

The region surrounding the Tangier Project shows topographic relief of 25 metres or less and is typically characterized by coniferous forest cover. The portal entrance on the Tangier mine site sits 15 metre above sea level. The northwest trending Tangier River valley is the most prominent drainage feature in the property area and numerous small brooks, ponds and bogs occurring within the property limits drain into this system. Local topographic relief takes the form of east to northeast trending bedrock ridges that parallel the strike of underlying Goldenville Formation greywacke units. One such ridge marks the course of the northeast trending Tangier anticlinal structure. A prominent northwest trending fracture set is present in bedrock exposures in this area and bedrock faults of similar orientation have been documented through drilling and mining activities to date. In several instances these northwest trending structures appear to have exerted control on surface drainage patterns. Overburden on the property consists of glacial till that varies in thickness from nil to 10 metres or more.

The Tangier area is rural and sparsely populated with a substantial percentage of its economy based on forestry and fishing activity. The Blueberry Hill mine site is located immediately north of Highway 7 at Tangier in an area characterized by a few isolated homes and other buildings situated along Highway 7.

With respect to site infrastructure and services, direct access to the provincial electrical power grid is possible and cabling is present to the site itself. Several buildings associated with the TLP period remain on site, including those that housed milling equipment, the assay laboratory and mine dry facilities. Additionally, a tailings pond used during both CGH and TLP periods is present and intact.

Surface rights in the area of existing mine and mill infrastructure are currently held by Mr. L. Mason of Tangier and surface rights over the larger exploration property includes numerous additional landowners. No difficulties have been encountered in the past with respect to gaining access to private lands in the area for the purpose of mineral exploration. Furthermore, the Offeror has secured a property access agreement with the owner of the mine site area for purposes of additional property exploration.

(vi) History

Total reported gold production from 1861 to 1936 is estimated to be 29,360 ounces from 57,350 tons of ore and from 1936 to the present is estimated to be approximately 1658.66 ounces from 22,634 tonnes of mixed stope and development material milled.

The first gold discovery in Tangier was made by Peter Mason in 1860, in a brook north of Rush Lake, near the site of the now-abandoned Kent workings. This early discovery resulted in Tangier being proclaimed the first gold district in Nova Scotia. By 1862, twelve veins had been worked by as many as 114 separate shafts sunk on the small claims (approximately 7 metres by 16 metres) originally issued in the district. The richest veins are reported to have been the South, Leary and Marker. The South vein was worked for at least 500 metres on strike and is reported to have produced gold grades in the 15g/t to 200g/t range for hand-sorted ore. The Marker vein was worked along a strike length of about 800 metres and produced numerous large nuggets, some reaching 20 ounces in weight. The Leary vein was mined along a lesser strike length of approximately 300 metres.

Consolidation of mining lots took place by 1863, with largest holdings being those of the New York and Nova Scotia Company on the Forrest, Wallace, Dunbrack, Hill, and Tunnel veins. Between 1864 and 1871 a substantial amount of work took place on the Forrest lead near Strawberry Hill and between 1870 and 1871, 3907 ounces of gold was produced from 5656 tons of ore. Subsequently, the Pittsburgh Gold Company operated in the district between 1880 and 1881 and the Brunswick and the Essex Gold Companies mined the Forrest lead near the Mooseland Road between 1883 and 1885.

Additional work carried-out in the western part of the district by Tangier Gold Mining Company subsequent to 1898, focused on the Leary, Nugget and Twin veins. The Worcester-Tangier Gold Mining Company worked in the central part of the district near the Kent shaft between 1900 and 1901 and the Dominion Mining Company subsequently worked this same area in 1921. Nova Scotia Mines Ltd. carried on operations at the Kent shaft and reported 2000 tons of broken underground ore grading 0.45 oz/ton and approximately 14,000 blocked out in the stopes. Notwithstanding this work, there is no record of gold production for the period.

Gold bearing overburden on the property was investigated in 1958 with positive results and subsequently plans to dredge Copper Lake were proposed.

Mapping and sampling at Strawberry Hill and several diamond drill holes were reportedly completed between 1961 and 1982 but results from this work are not present in DNR files.

Blondeau reported on prospecting programs for alluvial gold near Copper and Rush Lakes in 1978 and presented plans to extract 10 cubic metres of material for sluicing and assaying. It is unclear whether this work was completed.

Trenching by Atlantic Security was carried-out in 1979 near the present Blueberry Hill mine decline. Gold values in overburden as high as \$50/yard^3 were reportedly obtained. Values from trace to \$8.65/cubic yard were reported for tests of Copper Lake bottom sediments that had been obtained using a truck-mounted percussion drill in the winter of 1980. A gold source to the north of the lake was indicated by results of this work but recommended follow-up drilling does not appear to have been carried-out.

In 1984, five diamond drill holes totalling 315 metres were completed across the Tangier anticline near the Blueberry Hill Mine decline. These were drilled on behalf of the Sullivan Mining Group and returned a best result of 632.4 g/t over 0.9 metres from the Forrest vein in hole 83-3.

Coxheath completed ten diamond drill holes totalling 877 metres were drilled west of the Kent shaft in 1986. Visible gold assaying up to 69g/t over narrow widths (0.3-0.6m) occurred in all of the holes and this company proceeded with a three-phase surface/underground exploration and development program concentrating on the Whin, Twin, Marker and Nugget veins. A total of 2500 metres of drifting and raising were subsequently completed to a vertical depth of 145 metres during this period and a bulk sample of 21,800 tonnes was extracted and processed on site in a gravity mill. This tonnage contained both development muck and stope material.

Prior to the mine's closure in 1989, 111 underground drill holes, 59 surface holes (43 at the mine site and 16 at Strawberry Hill) and an airborne geophysical survey had been completed. Bulk sampling on the Whin and Twin in the final three months before site closure yielded approximately 1200 ounces of gold from 2578 tonnes of stope material (approximately 15.95 g/t). Reconciled gold production for the entire 21,800 tonnes milled was reported as 1596 ounces at a head grade of 2.43 g/t. In 1988, Hathor Resources Incorporated and Resources Orleans Incorporated carried-out gridding and geological mapping programs and also completed five diamond drill holes on the Strawberry Hill property. Holes were located on the south limb of the anticline and the best intercept reported in 1988 by Boisvert was 13.03 g/t over 4.4 metres.

Corey and Mills reported on work carried-out at Tangier by the DNR in 1990 subsequent to cessation of operations at the site by Coxheath. This included completion of five diamond drill holes (Tan 90-1 through Tan 90-5) near the Blueberry Hill mine site in 1990. These holes were not sampled for gold analysis but served to locate the mine stratigraphy section and associated veins west of a northwest trending fault that occurs near the west limit of mine workings.

In 1993, Tangier Mining Incorporated optioned the property from Coopers and Lybrand Ltd., receivers for Coxheath, and proceeded with feasibility studies and environmental permitting work that lead to authorization from the provincial government for an underground bulk sampling program not exceeding 32,000 tonnes. New haulage and mine infrastructure were established and new milling equipment installed to process bulk sample material.

Ownership of the property was subsequently assigned to TLP in 1997. In 1998, TLP obtained all necessary permits to begin commercial mining and milling operations. Site work ceased two years later after only a portion of the proposed project had been completed. 795 metres of development work had been completed during this period on the Whin, Twin, Marker and Nugget veins. No work was carried-out on the high grade Whin 30 stope in the western part of the mine. TLP used the KMS as the primary gravity concentration method in the milling circuit at this time and the originally proposed milling flowsheet was detailed by Atkinson in 1994. This was the first instance of KMS technology being fully applied to production scale gold processing. Milling of bulk sample material yielded a total of 62.7 ounces of gold and 1.8 ounces of silver from estimated 528 tonnes milled, but full records of reconciliation were not available. Based on results in by Smith in 2000, recoveries appeared to have been lower than anticipated.

TLP also carried-out 75 metres of surface trenching and drilled one hole on the Strawberry Hill zone with positive results. After cessation of mining operations by TLP, mineral rights and other property assets were managed by TLP's receiver, White Burgess Langille and Inman Incorporated of Bedford, Nova Scotia. In June 2000 mineral rights reverted to Crown ownership and were subsequently acquired by 3779751 Canada Limited (predecessor to Erdene), as successful applicant under terms of an open call by DNR for exploration program proposals. No exploration has been carried-out on the property since completion of the drilling program noted above.

On March 24, 2003, Erdene entered into an agreement with the Offeror whereby the Offeror purchased the Tangier Project subject to a back-in participation clause that allowed Erdene, under certain conditions, to re-establish an equity interest of up to 30% in the project. The Offeror extinguished Erdene's back-in right in March, 2006 for consideration of the issuance of 100,000 Acadian Shares.

(vii) Geological Setting

The regional geology is the same as that described in relation to the Beaver Dam and Forest Hill Projects.

Property Geology

The Tangier Project has been mapped at various levels of detail in the past, but Faribault's (1902) work with the Geological Survey of Canada produced the only detailed geology map covering the complete length of the favorable gold-bearing zones on the property.

The southernmost anticline exposed in the Meguma Group on the property is known as the Tangier anticline and was first mapped in 1896 by E.R. Faribault. The Offeror's property at Tangier is bisected by this anticline, the axial surface of which trends approximately 074 degrees and dips vertically or very steeply to the south (87 degrees). North limb dips are in the 60 to 70 degree range and therefore are very close to the 65 to 70 degree range seen on the south limb. The fold shows upright, tight geometry and plunges shallowly to both east and west, thereby forming a structural dome centered in the area of the Blueberry Hill Mine workings, north of Rush Lake. The anticline's interlimb angle varies somewhat along the structure's strike, averaging about 45 degrees at Blueberry Hill mine and decreasing at Strawberry Hill. This anticline is cut by several northwest trending faults that show variable strike-slip and minor dip-slip displacements of strata. Work on the property has shown that horizontal displacement components range between one metre and fifty metres and show apparent dextral offsets near Blueberry Hill mine.

Relative displacement components along similar faults in the Strawberry Hill and Mooseland East areas of the property are more difficult to assign.

Faribault (1896) reported 16 quartz veins extending from the west shore of Tangier Harbour to Strawberry Hill. These are recorded as dipping between 55 degrees and 75 degrees south and occur on the south limb of the regional anticline. Drilling and underground exploration subsequently carried-out by CGH identified more than 30 additional veins between surface and a depth of approximately 300 metres in this area. Diamond drilling carried-out to date at Strawberry Hill, 1.5 kilometres east of the Blueberry Hill Mine, has shown that more than 30 quartz veins occur in that area and the Marker Vein, with its associated thick greywacke marker unit seen near the mine, has been correlated between the two areas. Several quartz veins intercepted by drilling at Strawberry Hill are believed to be saddle reef structures related to the anticlinal closure zone.

Based on the above, it can be concluded that the Tangier anticline hosts 70 or more gold-bearing quartz veins over a stratigraphic width of approximately 300 metres on the Offeror's property. This important anticlinal structure has been traced for approximately 7.3 kilometres on the property and continuity of some of gold-bearing veins has been established along strike for 1.5 kilometres or more (Marker Vein).

(viii) Mineralization

Within the Tangier deposit, gold occurs as coarse flakes and nuggets within stratabound quartz veins that generally display strong continuity along strike and down dip, and also along the hanging wall margins of slate beds in contact with quartz veins. Gold particles occurring within stratabound veins are often localized along secondary structures that affect the vein such as the previously noted "rolls" that affect the Marker vein. Gold was also noted to be present in cross-cutting angular quartz veins in underground exposures at Tangier. In addition to the prominent stratabound quartz vein association, gold values have also been reported from non-veined slate and greywacke intervals intercepted by drilling both in the Blueberry Hill and Strawberry Hill areas of the property. Examples include hole SH-01-07 that returned a gold grade of 5.10g/t over a 1.0 metre slate section beginning at 46 metres down hole and TAN 90-3 reporting 3.84g/t for the one metre interval of greywacke and slate between 236 metres and 237 metres down hole. Additionally, drill hole SH-97-1 returned a gold grade of 33.31g/t over a 1.5 metre section of greywacke, beginning at 165.3 metres downhole.

Roll structures of thickened vein quartz such as those found in the Marker Vein show direct association with areas of coarse gold enrichment and typically show plunging trends that are co-axial with the regional anticline's plunge. High gold values in stratabound veins at Tangier also occur where small, discordant "angular" veins cut across earlier stratabound veins, such intersections producing gold grade shoots. Faribault, in 1926, observed "an angular generally comes in at an angle from below on the footwall side, follows the interbedded vein upward for a certain distance, then turns and runs into the hanging wall. The interbedded vein is enlarged, enriched and generally laminated along the intersection and forms an ore shoot, but the angular carries little or no gold beyond the intersection.

Gold mineralization is found in veins of various sizes, ranging in thickness from a few millimetres to about 1.5 metres in thickness. Veins with thicknesses greater than 1.5 metres are typically late-stage "bull" veins that cross both stratigraphy and stratabound veining at various intersection angles, and may occur in saddles in fold closures. Minor amounts (trace to 5%) of sulphide mineralization in the form of pyrite, pyrrhotite, arsenopyrite, sphalerite and galena are commonly present in gold bearing veins and, with the general exception of galena and sphalerite, may also be present in adjacent wall-rock. Calcite commonly occurs in association with stratabound vein quartz and contributes to definition of a light to dark grey, laminated, crack seal texture. Crack-seal banding within stratabound vein quartz is typically millimetre scale, grey to black in colour and may locally show irregular internal discontinuities or structuring. Discrete wall rock inclusions varying in size from less than 1 millimetre to 3 centimetres or more have also been recorded and typically consist of dark grey to black slate. Such inclusions often bear evidence of silicification or replacement by later quartz. Additionally, minor amounts of graphite commonly occur in both slate and quartz veins at Tangier.

For purposes of the most recent resource estimation, relative stratigraphic positions of 36 gold-bearing quartz veins or vein packages occurring on the south limb of the Tangier Anticline were compiled. These occur within a 300 metre wide stratigraphic sequence and the Marker Vein was used as a datum in defining relative vein positions within this stratigraphic section. This reflects its interpreted strike continuity across the property and consistent position at the footwall of a distinct 22 metre thick massive greywacke unit. In combination these have been correlated through mine working and drilling for over 2.5 kilometres from Copper Lake, west of Blueberry Hill Mine, to Strawberry Hill. Additional extension to Mooseland East, east of the Mooseland Road is also indicated.

(ix) Exploration

Mercator completed a NI 43-101 compliant mineral resource estimation, dated September 29, 2004 for the Tangier Gold Property on behalf of the Offeror.

In October 2004, a till and soil sampling program was completed on four Tangier licences located both north and south of the main Tangier licence by Mercator on behalf of the Offeror. These areas previously reported anomalous gold values in till by Noranda in 1982. The Offeror's program consisted of boulder prospecting and till sampling of secondary roads and traversing the 26 mineral claims. A total of 35 samples of till, rock, and boulders were collected with results ranging from <0.15ppb to 6.35ppb.

In August 2005, the Offeror's staff under Mercator's direction carried-out a prospecting and rock sampling program on several of the regional exploration licences. No anomalous results were returned for samples collected.

The Offeror focused its December, 2005 exploration program on the claims group west of the mine at Tangier based on results of the 1988 exploration program completed by Coxheath. A percussion drilling program along the apparent geophysical anomaly at Pleasant Harbour, was implemented in search of additional gold bearing quartz veins, similar to those hosted by the interbedded slate assemblages in the main mine area at Tangier. 23 holes were drilled on two lines, in a perpendicular direction (north-south) to the apparent magnetic anomaly. The holes were spaced at approximately 20 metre intervals where possible over a length of approximately 400 metres. A total of 46 rock chip samples were taken and assays reported between <0.015ppm and 0.132ppm.

(x) Drilling

The Offeror has not completed any diamond drilling on the Tangier Project to date. A substantial amount of both surface and underground drilling have been completed in the Blueberry Hill mine area and a limited amount of surface drilling has also been completed to date in the Strawberry Hill and Mooseland East areas east of the Blueberry Hill mine workings by various private companies.

(xi) Sample Preparation and Analysis

Drill core sampling methods and approaches used by Coxheath, TLP and Erdene is described below.

Coxheath completed a total of 111 underground diamond drill holes and 59 surface diamond drill holes during the 1986 through 1989 period. Core logging and sampling during this period was carried-out at the Tangier site by company geologists and their technical assistants. Core sample intervals of veins and associated wall rock shoulder samples were typically marked out by the logging geologist and recorded in the written project drill log. A unique sample tag number was assigned to each sample interval and one tag copy was placed in the sample bag along with the entire core interval. A corresponding tag was placed in the core box and archived for future reference. Prior to completion of drill hole TGS87-43, no minimum core sample length parameter was assigned. Subsequent to completion of this hole, a one metre minimum sample width program was initiated, with the entire core again being submitted for analysis where quartz veining occurred within the interval. A complete photographic record for each hole was created for archive purposes prior to removal of samples. This archival photo collection was inspected by Mercator during preparation of this report to provide spot verification of vein character, logged position and thickness. Good correlation was seen between photographic records and descriptions presented in corresponding hard copy drill logs. In some instances, the photographic records were also used to create lithocode summaries for holes lacking hard copy logs.

During the course of Coxheath underground operations, routine geological mapping and sampling of drift and raise faces was carried-out under supervision of site geological staff. These programs primarily consisted of chip samples of quartz vein and wall rock material collected as representative samples from each active heading. A small amount of muck sampling from drift and raise round material was also carried-out early in the project. Face samples were taken from 3880 metres of drifts and raises, with an average sample size of 16 kilograms. During the sample collection process exposed drift or raise faces were washed and chip samples collected from veins and associated wall rock across the width of the face. Sampling locations were recorded relative to mine survey plugs and assigned a unique sample number. A plastic sheet was placed at the base of each face being sampled to catch chipped material that was subsequently placed in a labeled bucket or bag and sent for analysis at the on-site laboratory.

Samples of drift and raise round muck were taken by Coxheath staff in Phase 1 of the underground program but this was not continued through all of Phase 2. Where carried-out, samples of broken muck were taken by shovel from each scoop tram load needed to clear an advancing heading after blasting. These samples were comparable in size to chip samples collected from faces and averaged approximately 16 kilograms.

Core samples collected during the early period of property exploration were processed at commercial laboratories, with most being processed and analyzed by Bondar-Clegg and Co. Ltd. of Ottawa ("Bondar"). After initiation of underground bulk sampling activities at Tangier, all the drill core and underground chip samples were processed at an on-site sample preparation and assay laboratory managed by Bondar. Preparation and analysis protocols for the sample types relevant to this report are presented below.

All drill core samples were submitted for "screen metallics" processing and analysis. This consisted of the entire sample being crushed and then screened at 80 mesh. The entire plus 80 mesh screen fraction was analyzed for gold using fire assay methods and two cuts of the minus 80 mesh fraction were also fire assayed. A weighted-average gold grade for the entire sample was then calculated for assignment as the sample grade. Approximately 1500 samples were processed using this technique.

A total of 2544 underground chip and muck samples were processed by Coxheath at the on-site laboratory in Tangier. Samples were dried, crushed to -8 mesh using jaw/cone crushers and then processed through a 7.5" Knelson Concentrator to create a concentrate that was then hand panned. The entire panned concentrate and a minimum of two 30-gram cuts from both the Knelson Concentrator tailings and pan tailings were then fire assayed and a weighted-average for the entire sample calculated.

TLP completed 2 surface drill holes at Tangier and used the same staffing and general sampling approach as that detailed above for CGH. Whole core samples were collected and all core was photographed prior to the core being removed from boxes for processing and analysis. An important departure from the earlier protocol was that core sample lengths directly reflected rock type intervals encountered in the core and did not reflect standardized sampling of one metre core intervals.

Chip samples were routinely collected from underground development and stoping faces by mine geological staff, including trained sampling assistants. Sampling was typically carried-out on every face, with standard procedure being to collect rock chip material from three horizontal chip sample lines established across the complete face. A single sample of combined quartz and wall rock was generated in this manner and was collected on a tarp laid at the base of the face being sampled. A standard sample volume of approximately 20 litres (~16 kilograms) was collected, sample locations were recorded relative to mine survey plugs and a unique sample number was assigned to each sample.

Whole core samples were processed using a modified "screen metallics" preparation methodology in combination with conventional fire assay gold determinations. Processing began with oven drying of submitted samples followed by crushing to 100% minus 20 mesh and screening at 60 mesh. The plus 60 mesh to minus 20 mesh fraction was concentrated in a 24" KMS concentrator and the minus 60 mesh fraction was concentrated in a second KMS unit. The two concentrates were then combined, weighed and fire assayed. The middlings and tailings fractions from both concentrators were combined, weighed and fire assayed. A weighted-average gold grade for the sample was then calculated using the various fire assay determinations and corresponding fraction weights.

Chip samples collected during the TLP operating period were processed using the same methodology as described above for core samples. Nominal chip sample size was approximately 16 kilograms.

Erdene completed 12 new diamond drill holes and deepened a pre-existing hole in the Strawberry Hill area during 2001. Three of these holes were sampled by quartering the core and submitting three quarters of the resulting sample material for laboratory analysis. The remaining quarter core was retained for archive purposes. In all other holes the entire core was removed for analysis. Photographic records were established for all holes prior to sampling.

Initial preparation of Erdene core samples consisted of drying and staged crushing to >98% minus 20 mesh. The plus and minus 20 mesh fractions for each sample were separated and then transferred to the Minerals Engineering Centre at Dalhousie University for gold analysis. The plus 20 mesh fraction was digested by aqua regia and treated with MIBK prior to analysis of gold by atomic absorption methods. The minus 20 mesh fraction was pulverized to minus 100 mesh and then subjected to bottle roll cyanide leaching and subsequent atomic absorption analysis of gold levels. A weighted-average gold grade for the entire core sample was then calculated using the sample weights and gold values applicable to the two sample fractions.

Associated record keeping, general data organization and technical methodologies were consistent with industry standards of the time and laboratory processing and sample analysis was carried-out under professionally certified personnel. A corresponding degree of care with respect to sample security, reflective of industry standards of the time for such work, was assumed. Geological staff and trained sampling staff were responsible for integrity of the core sampling and chip sampling programs and typically either (1) delivered samples directly to the mine site assay laboratory where security responsibility was transferred to laboratory personnel, or (2) prepared samples for shipment to a commercial laboratory.

In the case of the recent Erdene diamond drilling program, core handling, sampling and analytical procedures were carried-out under a security level consistent with industry standard at this time.

(xii) Data Verification

An extensive compilation of available geoscientific information relating to the Tangier Project, was undertaken by Mercator during 2004, at the request of the Offeror. This work included detailed review and compilation of government assessment reports, government and industry technical reports, digital government data, published maps, diamond drill logs and review interpretation of digital airborne geophysical data.

Sample records, lithologic logs, drill collar surveys and downhole survey data available for 193 surface and underground drill holes at Tangier were reviewed and compiled, and location, sample record and analytical report data for muck and chip samples compiled and cross-checked. This information was entered into a digital project database that included drilling results, underground workings outlines and underground sampling results. This information was used as required to create digital geological cross sections and plan projections using Interdex (Ver.6.2) software. Subsequently developed vein and stratigraphic correlations were used to develop vein-specific vertical longitudinal sections that provided a geological and spatial framework for the mineral resource estimate. MapInfo Professional (Ver.7.5) software was used to generate vein longitudinal sections and plan projections.

Validation of database entries was first carried-out using automated routines within Interdex. Error messages were followed-up by appropriate database corrections and adjustments. The Offeror and DNR supplied Mercator with copies of signed drill logs for the majority of surface drilling carried-out at Tangier. In addition, copies of original plotted cross sections, sample records and analytical laboratory reports were also made available. Original assay certificates and sample records for the drilling program completed by Erdene in 2002 were also made available by the Offeror and were reviewed and checked.

After review of compilation and data-verification results, it was determined that the assembled database of drilling and underground chip sampling analytical data reflected procedures and methodologies consistent with industry standards of the time. This determination was more specifically based upon review of laboratory reports signed by appropriately certified laboratory personnel. The use of the Knelson concentrator by Coxheath and the KMS concentrator by TLP differs from typical screen metallics protocols but closely reflects metallurgical methodologies used for laboratory scale gold head grade determinations.

Based upon the above assessment, the compiled Tangier analytical data set comprised of drill core and chip sampling results was considered to be acceptable for mineral resource estimation purposes.

(xiii) Mineral Resource and Mineral Reserve Estimates

Compiled and interpreted results from 138 past surface and underground diamond drill holes and results of specific past underground sampling programs were assessed for use in developing a mineral resource estimate for the Tangier Project. For report purposes, definitions of mineral resource and associated mineral resource categories are those set out in the CIM Standards and further reflected in NI 43-101.

Table 6 below presents cut and uncut gold grade estimates and corresponding tonnage estimates prepared for the Tangier Project as at the September 29, 2004 effective date of the NI 43-101 compliant report. These reflect combined results from the Blueberry Hill Mine area as well as the Strawberry Hill and Mooseland East areas. Assumptions, estimation parameters and methodologies associated with these estimates are discussed below under separate headings.

Table 6: Mineral Resource Estimate For Tangier Project
September 29, 2004 Effective Date
Indicated Resource

Gold Grade Threshold	*Tonnes	Gold Grade (g/t) Uncut	Gold Grade (g/t) 50 g/t Cut
3.5 g/t	134,000	9.67	9.67
2.0 g/t	206,000	7.23	7.23
1.0 g/t	294,000	5.48	5.48

*Rounded

Inferred Resource

Gold Grade Threshold	*Tonnes	Gold Grade (g/t) Uncut	Gold Grade (g/t) 50 g/t Cut
3.5 g/t	271,000	15.09	12.08
2.0 g/t	479,000	9.68	7.98
1.0 g/t	899,000	5.79	4.88

*Rounded

The nature of quartz vein hosted gold mineralization present at Tangier is directly reflected in the geological interpretation used in the mineral resource estimation process. In brief review, gold bearing quartz veins present on the property occur on the steeply dipping, south limb of the Tangier anticline and typically conform in attitude to bedding surfaces present within the host Goldenville Formation stratigraphic sequence of interbedded greywacke and slate. The Tangier anticline trends approximately east-west and has been intersected by drilling over a strike length of at least 2.5 kilometres. Offset of the anticlinal structure has occurred at several locations and is attributable to local presence of northwest trending brittle cross faults.

Gold bearing quartz veins used in the current mineral resource estimate occur in three separate areas of the Tangier Project, these being the Blueberry Hill mine area between Line 950E and Line 1800E, the Strawberry Hill area between Line 2650E and Line 3100E, and the Mooseland East area between Line 3100E and Line 4000E area.

Strike and dip continuity of stratigraphy and associated quartz veins is considered to have been demonstrated through the history of exploration, mining and stoping at Tangier. Strike and dip continuity of quartz veins to the east toward Strawberry Hill is based upon correlation of the Marker Vein and its associated massive greywacke unit through interpretation of diamond drilling results from past exploration programs, but primarily reflects those of Coxheath, TLP, and Erdene. Parallelism of drifts in the mine workings at Blueberry Hill also provides graphic representation of vein strike continuity over approximately 375 metres of strike length. Based upon review of all project data available at this time it is concluded that continuity of mineralized quartz vein structures has been sufficiently demonstrated to justify presence of resource estimation blocks or polygons of the size and distribution used for the resource estimation.

Mineral resources were estimated using the polygonal method of volume calculation applied to vertical longitudinal sections. To create required longitudinal sections for gold-bearing quartz veins of interest, geological cross sections were first created as necessary using either Interdex (Ver. 6) software or through manually developed overlays to existing sections. Manual interpretations of geology and vein correlations were developed as necessary, checked and digitized. Historical cross sections from various authors were also referenced and assessed for geological interpretation and vein correlation.

Historical underground chip sample assays were initially weighted and normalized over a 1.2 metre width and digitized along with the existing underground workings to allow creation of vein-specific vertical longitudinal sections that included outlines of workings and sampling results. A limited amount of historical muck sampling data was also assembled on the longitudinal sections and assigned width factors equal to the local drift width, the maximum value of which was 3.0 metres. Digital drill hole datasets were used to create required cross sections and three-dimensional coordinates were developed from these to plot drill hole piercing points on respective long sections. Weighted-average gold grades and estimated true thickness attributes were subsequently assigned to each longitudinal section piercing point. Longitudinal sections reflecting both mineralized and non-mineralized piercing points were created for all veins and gold values were posted for those having a minimum weighted-average gold grade of 1.0 g/t over an estimated minimum true width of 1.2 metres. Longitudinal sections were created for each of the quartz veins included in the mineral resource estimate.

Complete logs and analytical results are not available for underground drill holes TGU88-89 through TGU88-111 and that screen metallics results are not available for any of the submitted samples from these holes. Complete photographic records exist for these holes, however, and were referenced for vein correlation where necessary.

Historical records show that specific veins at Tangier have been continuously mined along strike lengths of up to 140 metres and have locally been mined to approximately 80 metres in the dip dimension. A review of such historic information pertaining to the Marker, Whin, and Twin vein indicated that unique influence areas of drill hole and chip sampling data should be developed for each of the major veins present on the property and that these parameters be extended to the lesser known veins as deemed appropriate on a vein to vein basis. Interpretation of plunging, elongate grade shoots in most veins dictated that sampling points such as drill holes or chip samples should have a lesser degree of dip influence than strike influence and that the maximum size of any resource calculation polygon or block developed on a single drill hole intercept should not exceed 50 metres in length or 30 metres in vertical dimension. This reflects influence of a drill hole for up to 25 metres in each strike direction, and up to 15 vertical metres above and below the intercept. The drilling programs undertaken by Coxheath resulted in 25 metre drill hole spacing along strike in many instances, thereby allowing potentially continuous along-strike coverage of vein structures drilled at this spacing.

Based on the above, resource polygon or block sizes on the Marker Vein reflect interpreted gold grade shoots contained within localized rolls that plunge to the west at approximately 12 degrees in the Blueberry Hill mine area. Roll structures are more closely spaced near the main anticlinal closure and resource polygon sizes in these areas were adjusted to reflect the higher percentage of potentially mineralized vein material. In contrast, polygon widths on the Marker Vein further down dip from the anticlinal closure are smaller and more spatially isolated.

Resource polygons sizes for the Whin Vein, Twin Vein, Nugget Vein and Big South Vein are typically larger than those of the Marker Vein and directly reflect gold grade distribution trends interpreted from combined chip sampling and diamond drilling results. None of these shows strike influence of chip sampling or drill hole data exceeding 25 metres along strike from a referenced sample site or 15 vertical metres above or below such a sample site.

Gold grades were estimated for each resource polygon or block based on type of data available within the polygon. These included underground chip sample assays, underground muck sample assays and diamond drill hole assays. Where resource polygons contained underground chip sample data, the weighted-average gold grades of the chip samples normalized to a 1.2 metre true width were arithmetically averaged to provide average polygon grade and width parameters. Resource polygons containing only underground muck sample assays were calculated by arithmetically averaging the contained assay values to determine a polygon grade and the average width of the underground opening along which muck sampling had been carried-out was assigned as the polygon thickness in these instances, which account for only a few resource blocks. Where resource polygons contained more than one drill hole intercept, weighted-average drill hole grades were arithmetically averaged and the average estimated true width of the intercepts was assigned as the polygon thickness. Nil values were included in such averaging. Where a resource polygon contained a single drill hole intercept, the weighted-average drill hole grade was used as the polygon grade and the estimated true width of the intercept was used as the polygon width. Where underground sampling results and drill hole intercepts were present within a block, only the underground sampling data were used to calculate an average gold grade.

Surface areas for all resource polygons were measured on the vertical longitudinal sections and then trigonometrically adjusted for the average vein dip of 67 degrees. All polygons were assigned a unique alpha-numeric identifier and identified on the corresponding vertical longitudinal sections. Longitudinal sections show all significant weighted-average gold grade intercepts as well as non-mineralized piercing points for individual drill holes. Calculated polygon or block gold grades used in the resource estimate are not individually indicated on the longitudinal sections.

A specific gravity factor of 2.67 g/cm^3 was used in preparation of the current mineral resource. A laboratory determination of specific gravity is believed to have been carried-out on Tangier material but the results have not been located to date. Examples of factors used in previous mineral resource estimates for the property range include 2.7 g/cm^3 and 2.80 g/cm^3. Specific gravity determinations returned for similar Goldenville Formation rock types known to the authors indicate that a value in the 2.6 to 2.8 g/cm^3 range is valid and on this basis a value of 2.67 g/cm^3 figure was selected for purposes of this report.

Resource polygon areas developed using the methodology described above were compiled in a Microsoft Excel spreadsheet, along with corresponding weighted-average gold grades and assigned polygon thicknesses and vein association input parameters. Polygon volumes were calculated by multiplying their surface areas by assigned thickness factors and these volumes were then converted to tonnage by multiplying by the 2.67 g/cm3 specific gravity factor. An uncut, weighted-average gold grade for the entire resource estimation area was then determined by multiplying all polygon tonnages by associated gold grades, calculating a sum for these products, and dividing by the calculated total tonnage figure. A constant tonnage adjustment factor of 1.09 was subsequently applied to all polygons to accommodate the 67 degree average dip.

Exploration and mining programs carried-out on the Tangier Project to date have shown that coarse-grained gold mineralization (>150 mesh) constitutes an important component of the total quartz vein gold population present. One result of such is that assay populations of diamond drill core sample results typically show relatively high coefficients of variation and may contain very high sample values that are statistical outliers. Use of these very high values in mineral resource calculations can result in over-statement of average deposit grades. For this reason, cutting or capping of such values is generally carried-out, with selection of a cutting factor often reflecting an arbitrary value considered through experience to be appropriate for the style of mineralization being considered. Other methods of cutting factor assignment include selection of a specific percentile value in the resource assay population, often in the 92 to 97.5 percentile range, a multiple of the assay population mean value, or the value corresponding to an inflection point on a cumulative frequency plot that separates a high value sub-population from the rest of the data set.

To better understand distribution of gold grades within the present Tangier polygon grade data set, a frequency histogram and cumulative frequency curves were developed for the entire population based on data normalized to a 1.2 metre composite length. Basic statistical parameters were calculated for the same normalized data set and rank/percentile values were determined. In all cases, statistical calculations were carried-out using Microsoft Excel data analysis and charting options. After consideration of the information noted above, and review of earlier statistical analyses presented an initial cutting level for the present Tangier mineral resource estimate was arbitrarily established at 50 g/t over a 1.2 metre width. This factor approximates a 98th percentile cut for the data set used in the current resource.

A comparison of the cut and uncut weighted-average deposit gold grade at the 1 g/t minimum grade threshold for the inferred resource showed that application of the 50 g/t cut produced a 16% reduction in the weighted-average deposit gold grade. No grade variation resulted after application of the same cut to the indicated resource blocks.

This result reflects strong representation of the lower variance underground chip sample data set in this category, for which sample size averaged approximately 16 kilograms. The maximum block grade in the indicated category was 39.63 g/t calculated over a 1.2m minimum width. Further study of gold grade cutting factors is considered necessary for the Tangier project.

Minimum polygon gold grade thresholds of 1.0 g/t, 2.0 g/t and 3.5 g/t were chosen for the resource calculation. The lowest level chosen was based on the subjective view that quartz vein gold values over the 10 to 150 centimetre vein widths required to produce a 1.0 g/t weighted-average belong to an important grade population that may be useful in defining mineralized gold grade trends within which coarse grained gold can be expected to occur. The 3.5 g/t threshold was arbitrarily assigned to focus on areas of higher gold grades and to provide a subjective comparison with other narrow vein gold deposits for which better-constrained minimum grade thresholds in the 3.0 g/t to 5 g/t range have been determined. The 2.0 g/t threshold is also arbitrary in nature and has been included to provide further comparison of resource estimation results using the higher and lower values noted above.

The mineral resource estimate presented here includes inferred and indicated resource categories as set out in the CIM Standards. The distinction between classes reflects an increased confidence in definition of both grade and tonnage parameters. It appears that presence of a coarse gold component in veins at Tangier has the effect of increasing the gold grade variation coefficient and decreasing certainty of grade assignment within certain limits. Notwithstanding these points, sufficient continuity of grade trends is considered present at this time in core drilling, chip sampling and muck sampling results to support delineation of both inferred mineral resources and indicated mineral resources in specific areas.

Indicated mineral resources were defined only in the Blueberry Hill mine area where substantial amounts of underground development on various quartz veins has taken place and results of continuous underground chip sampling, muck sampling or closely spaced drill hole samples are available. Resources of this class were defined on the basis of either underground sampling data or on the basis of closely spaced diamond drilling data in veins developed to date by underground workings or in veins close to such workings. Proximity to workings that demonstrate strike and dip continuity of vein-hosting stratigraphy increased confidence in potential for strike and dip continuity of stratabound veins intercepted by adjoining diamond drill holes. In cases where veins opened by workings had been sampled, at least three closely spaced and consecutive underground chip sample locations or muck sample locations were required for definition of an indicated resource block and calculation of an arithmetic average gold grade applicable to the block. Indicated resources were also defined in some instances on the basis of diamond drill hole results within the immediate area of the Blueberry Hill Mine, which for this purpose was defined as being between Line 1250 East and Line 1750 East on the property grid. In these cases, existing Inferred resource blocks having a common boundary and drill hole intercepts separated by not more than 50 metres qualified for inclusion as Indicated resources. In both instances, block limits were defined by midpoints between the drill holes or underground sample points contributing to block grades and respective boundaries of their associated Inferred resource blocks, this distance being measured orthogonally from the drill hole to the Inferred resource block limits. An increased confidence weighting was assigned to the area between the adjacent drilling intercepts, thereby allowing lateral or vertical extension of the indicated resource area to the common block boundary. This allowed definition of continuous core zones of Indicated Resource material surrounded by peripheral zones of Inferred Resource material. Drilling-defined Indicated resources occur on the following eighteen veins: Whin, Upper Twin, Twin, Upper Marker, Marker, Upper Nugget, Nugget, Big South, Little South, Blue, Upper Butler, Butler, Upper Forrest, Forrest, Chambers, Leary, Lower Wallace and Wallace.

(d) *Goldenville Project*

(i) Introduction

The Offeror acquired the surface and mineral rights to the Goldenville Project as part of its exploration, evaluation and development program for gold resources in Nova Scotia and holds an undivided 100% right title and interest in all exploration licences comprising the Goldenville Project.

The Offeror retained Mercator to complete a mineral resource estimate of the Goldenville Project. This resource, with an effective date of March 1, 2005, was developed in accordance with NI 43-101 and in accordance with the CIM Standards.

The Goldenville gold district is regarded as one of the most significant in Nova Scotia based on its recorded gold production of approximately 212,300 ounces from 551,797 tonnes of ore between 1862 and 1942. This indicates an historic recovered grade of 11.97 g/t.

(ii) Property Description and Location

The Goldenville Project is located in Guysborough County, Nova Scotia, approximately 135 kilometres east of Halifax and 60 kilometres south of Antigonish. The village of Sherbrooke is located approximately 5 kilometres to the north. The property consists of 119 contiguous mineral exploration claims under five mineral exploration licences issued by DNR, held by the Offeror and covering approximately 1925 hectares (779 acres). Exploration licence 05817 formed the specific focus of the NI 43-101 compliant technical report and resource estimation due to concentration of most past mining and exploration activity in the area covered by this licence.

Table 8: Tabulation of the Offeror's Exploration Licenses at Goldenville

License No.	NTS Sheet	Tract	Claims	No. of Claims	Renewal Date
06380	11E1D	5	C	3	15-Jun-07
	11E1A	101	LO		
06243	11 E 1 A	97	EFGH	13	20-Jun-07
	11 E 1 A	98	EFGH		
	11 F 4 B	108	EFGK P		
06141	11 E 1 D	1	JKLM	15	20-Jun-07
	11 E 1 D	2	JKLM		
	11 E 1 D	3	JK		
	11 F 4 C	12	BG KLM		
05817	11 F 4 B	108	LMNO	40	9-Dec-06
	11 F 4 C	12	CDEF		
	11 E 1 A	97	JKLM NOPQ		
	11 E 1 A	98	JKLM NOPQ		
	11 E 1 D	1	ABCD EFGH		
	11 E 1 D	2	ABCD EFGH		
06025	11E1D	3	ABCD EFGH LM	48	28-Jan-07
	11E1D	4	ABCD EFGH JKLM		
	11E1A	99	JKLM NOPQ		
	11E1A	100	JKLM NOPQ		
	11E1A	101	JKPQ		
	11E1D	5	ABGH JK		

As of July 10, 2006, all renewals for the five Goldenville licences have been filed and are in good standing in accordance with the Act.

The mineral rights to this property are 100 per cent owned by the Offeror. The property is not subject to any royalties, back-in rights, payments or agreements with any other parties.

Surface titles to lands covered by the Goldenville Project are held by various private interests and by the Crown. Notably, the main resource area with the associated mine infrastructure occurs on a large block of provincial Crown land for which required access agreements had previously been arranged. Access agreements were also established at that time with various private landowners to accommodate surface exploration activities.

The Offeror has not legally surveyed the mineral exploration claims at Goldenville. If a mining lease were granted at some time in the future, a legal survey of the claims would be required under terms of the Act. The Offeror had not applied for a mining lease at the time of report preparation.

(iii) Location of known mineralized zones, resources and mine workings

The prospective Goldenville structure, crosses the Offeror's property for a distance of 8 kilometres. The 1.25 kilometre zone between the Stuart Shaft and the Bluenose Shaft (Stuart-Bluenose Zone), is the area of historic production of 212,000 ounces of gold and the focus of the resource estimation. Other prospective target areas include the relatively unexplored areas east of the Bluenose Shaft, immediately west of the Stuart Shaft, and in the vicinity of Mitchell Lake.

There have been 46 gold bearing vein packages or leads previously identified on both the north and south side of the anticline, over an approximate width of 156 metres. Some of these were mined on both the north and south limbs of the anticlinal structures.

(iv) Existing Environmental Liabilities

Waste rock piles from past mining operations are present throughout the property area and one mill tailings deposit of at least 6 hectares surface area is also present. Waste rock piles collectively present potential for acid rock drainage and tailings deposits from Meguma gold deposits typically contain elevated arsenic levels and are also acid generating. A large number of open or collapsed shafts are present in the area and several larger areas of subsidence related to stope collapse are also evident. A few of these features are fenced off at present but most are not marked and therefore present surface hazards.

Sampling of wells in the immediate mine area during 1987-88 showed that arsenic levels exceeding the Canadian Drinking Water Guideline level of 0.006 mg/L were present in three instances and that aesthetic limits for both iron and manganese were exceeded in seven instances. Results of an environmental baseline study in 1987-88 also documented a substantial fish habitat impact from mine tailings extending at least 3 kilometres south from the Stuart Shaft area (Coates and Freckleton, 1988). The Offeror implemented a surface water monitoring program at the site, which has been ongoing since the summer of 2005 in anticipation of future permitting requirements.

(v) Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Goldenville Project is easily accessible via Highway 7, which crosses the east end of the property and two good quality gravel roads off of it, run through the property. The village of Sherbrooke is located approximately 5 kilometres to the north of the Goldenville Project and provides access to basic services such as banking, grocery and other small stores, small restaurants and motel accommodations. Antigonish is located 60 kilometres to the north and is a much larger center with a substantial local supply base for most needs. Domestic power and telephone services are available at the Goldenville site.

Eastern Nova Scotia is characterized by northern temperate zone climatic conditions moderated by proximity to the Atlantic Ocean. Distinct seasonal variations occur, with winter conditions of freezing and/or substantial snowfall expected from late November through late March. Spring and fall seasons are cool, with frequent periods of rain. Summer conditions can be expected to prevail from late June through early September, with modest rainfall and daily mean temperatures in the 15 to 20 degree Celsius range. Maximum daily summer temperatures to 30 degrees Celsius occur, with winter minimums in the minus 25 to minus 30 degrees Celsius range. Mineral exploration field programs can be efficiently undertaken during the period May through late November, while winter programs can be readily accommodated with appropriate allowance for weather delays.

Numerous construction and heavy equipment contractors are based in Guysborough and Antigonish counties and many of these provided services during recent construction of the Sable Offshore Energy Inc. natural gas plant at nearby Goldboro and the associated pipeline infrastructure of Maritimes and Northeast Gas Pipeline Ltd. In general terms, the area can provide access to a well trained work force but lacks a recent history of mining operations. Unemployment levels in this predominantly rural area are typically higher than the provincial average of 8%.

The property area is generally flat lying and occurs at an average elevation of approximately 55 metres above sea level. A large swampy area underlies the south central part of the claim group and the St. Mary's River crosses the eastern edge of the property. Glacial till cover is extensive in this area and limits bedrock exposure to an estimated 5% or less of surface area. A review of drilling records showed that overburden thickness ranges between 1m and

8m, and is primarily comprised of glacial till. Upper till zones in this part of Nova Scotia may be of far-traveled origin where drumlin structures are present but these typically overlie an otherwise locally derived basal till unit.

Original vegetative cover across the property was dominated by stands of balsam fir, spruce and hemlock, with isolated occurrences of hardwood. Historic mining activities have resulted in local disruption of the landscape by waste rock piles and clear cut forest harvesting has been carried on in some areas. A substantial acreage now shows various stages of forest re-growth.

(vi) History

Total recorded gold production for the property between 1862 and 1942, when the last mining was recorded, is estimated at about 212,000 ounces from 551,797 tonnes of ore. This indicates an average historic recovered grade of 11.97 g/t.

Gold was first discovered in the district in 1861 and by 1862 over 2000 ounces had been produced from 7 different veins. The camp was divided into individual mining blocks that were 250ft x 150ft in size. By 1871 the balance of production was from five mines that were worked on a year round basis. The Wellington Company ("Wellington") developed several shafts to a depth of 480 ft. The New York and Sherbrooke Company worked on a number of gold lodes and developed shafts to a depth of 200 ft and 210 feet. The Palmerston Company sunk three shafts to depths between 100 ft and 120 ft. The Dominion Company and the Caledonia Company also worked numerous leads.

Production slowed in 1870 but by 1875 gold production began to increase again with 5,818 ounces of gold being recovered from 6,443 tons of rock. The balance of this production, 3,000 oz, was by Wellington. By 1880 the Dewar shaft was 550 ft deep and the company began development on another lode immediately to the north. The Pactolus Gold Mining Company began to consolidate several mining properties in the area in 1882. Large lower-grade belts were mined over widths of up to 2.1m (7 ft.) and produced 3,300 tons of ore.

The Bluenose Gold Mining Company also consolidated smaller properties and by 1900 was the largest mining company in the area, having sixty men working on two belts in the eastern part of the district. At this time this company recovered 4,588 ounces of gold from 14,316 tons of ore.

In 1912, GMC also began to consolidate holdings in the area and commenced construction of a hydroelectric station along the Liscomb River. Between 1914 and 1917 this company produced 4,520 oz gold from 44,795 ton of ore. From 1919 to 1928 most of the production from the Goldenville site was through the Stuart shaft in the central part of the property. Production during this period totaled 5,597 oz of gold was recovered from 36,912 tons of ore (Malcolm 1929).

Guysborough Mines Ltd. ("GML") operated the property between 1935 and 1942, which represented the last period of gold production from the area. During this time 170,139 tons of ore was milled at an average recovered gold grade of 7.12 g/t (Bottrill 1987). Production was focused on a number of veins along the south side of the anticline in workings that were developed to depths of up to 600 feet (183 metres).

The next period of exploration activity began in 1961 when Denison Mines Ltd. drilled six holes to test for saddle reef style vein packages on the south limb of the anticline near the westerly end of the anticlinal dome. The results were not encouraging and no further work was undertaken on the property.

A.C.A. Howe International Limited completed an exploration program for Goldscotia Mining Corporation in 1974. A program of tailings sampling was completed in the main tailings area south of the Guysborough Mines and results identified anomalous zones adjacent to a stream that cuts through the tailings area. In addition, a four hole diamond drilling program was recommended to test slate beds on the south limb of the Goldenville anticline in the area of the Bluenose Mine.

In 1975 and 1976 Alamo Petroleum Ltd.-Rosario Resources Corporation carried-out a program that included ground VLF-EM survey, dump rock and till sampling, and diamond drilling. The EM survey was successful at defining subtle conductors, which appeared to be associated with the axis of the Goldenville anticline. Rock samples from the dump rock in the Bluenose Mine area and petrographic studies identified gold associated with quartz veining but not in the host rock. A till sampling program was unsuccessful at identifying down ice dispersion from know gold zones. In February 1976, two drill holes were completed in the Wellington Mine area. The first hole was drilled to a depth of 527.5 feet (160.7 metres) and was stopped due to a change in bedding. The second hole intersected the Wellington mine workings and was shut down at a depth of 902 feet (275 metres). The drilling determined that no significant gold values occur in the country rock and that quartz veins did not carry values in the Wellington Mine area (Middleton, 1976). No further work was carried-out on the property.

The Goldenville Project was acquired in 1980 for Northumberland Mines Limited ("Northumberland") and several work programs were completed. In 1981, an extensive survey that included the establishment of a 71,000 feet (21,640.8 metres) cut and flagged grid, airborne geophysics, ground geophysics, humus sampling, geological surveys and diamond drilling for Northumberland. Saunders geophysics completed an airborne VLF-EM and magnetometer survey that defined a coincident anomalous zone 1,000 feet (304.8 metres) wide and 6,000 feet (1,828.8 metres) long in the area of the old workings. In addition, a second coincident zone to the west was thought to define the western extension of the main anomaly. Ground VLF-EM also outlined a number of east-west trending conductors, which roughly parallel the anticlinal trend. A total of 1474 humus samples were collected and although anomalous values were returned, contamination from tailings may have been a factor. 213 samples from the tailings area were also collected. Six BQ drill holes totalling 3405 feet (1,037.8 metres) were drilled to test quartz veins outlined by Faribault in his 1898 map and five of the holes reported visible gold.

In 1984, a 6,142.6 metre drill program of 55 holes was completed by Goldenville Exploration Limited ("GEL") and Northumberland. The program focused on a widely spaced series of deep drill holes and a second phase of follow-up drilling in areas of interest. It was suggested that the reconnaissance program outlined significant gold mineralization in the area of the old mine workings, and that mineralization consisted of "swarms of auriferous veins occurring primarily within a favourable section of the Goldenville Formation". Stratigraphic correlation completed suggested that mineralization on the north and south sides of the anticline occur within the same stratigraphic interval and that mineralization within the hinge area of the anticline appeared to be controlled by the plunge of the structure. It was recommended that a good target area for further work would be north and northwest of the Guysborough Mine where the south limb of the anticline converges with an increase in the plunge of the anticline.

In 1984, GEL excavated a small open cut on six stratabound veins near the Stuart shaft and approximately 3,500 tonnes of vein and wall rock were recovered for processing in a small on-site mill. Collapse of the pit floor into old stopes prevented selective mining and resulted in a high waste rock dilution factor. Results were considered generally disappointing due to a combination of poor gold recovery and the high dilution factor.

In 1985, Inco Ltd. tested a section of the anticlinal closure zone immediately west of the Stuart shaft through completion of 9 vertical drill holes along two section lines. Although deviation problems were encountered, significant results were returned from approximately 15 separate horizons. None of these, however, met minimum grade and width thresholds established by Inco Ltd.

In early 1987, MPH initiated a major exploration program at Goldenville on behalf of Northumberland. NovaGold Resources Inc. ("NovaGold") acquired Northumberland in 1988 and continued the exploration program initiated in 1987.

MPH completed a variety of ground geophysical surveys in order to determine if a geophysical signature could be established to better define the areas of known mineralization and be used to define areas of new mineralization. The survey methods used included ground total field magnetics, very low frequency ("VLF") eletromagnetics and induced polarization surveys. The geophysical surveys successfully outlined the trace of the Goldenville anticlinal axis and the broad boundaries of the Goldenville mining district.

In the area of the Stuart shaft workings no single geophysical response appears to define the mineralized zones. However, broadly coincident magnetic, resistivity and chargeability responses seem to define the main Goldenville anticlinal trend. The number and frequency of geophysical responses also define a broad anomalous zone that is coincident with the known areas of gold mineralization and past mining.

In the eastern area of the property near the old Bluenose Mine geophysical responses are generally narrow and define a single trend of coincident magnetics, VLF-EM and IP/resistivity. These also appear to broadly define the area of past mining and known gold mineralization.

MPH completed two surface diamond drilling programs totalling 16,039 metres of drilling in 41 holes. Holes were drilled southward from the north side of the Goldenville anticline in order to intersect stratigraphy on both the north and south limbs of the fold structure. Gold mineralization was intersected in many drill holes but due to coarse nature of the gold MPH questioned whether these intercepts were representative of the actual gold grade within the mineralized zones. It was concluded that underground bulk sampling would be required in order to establish meaningful gold grades for individual veins.

In 1988, NovaGold undertook a third surface drill program supervised by MPH in conjunction with the underground exploration program. Ten NQ holes totalling 1,351 metres were drilled to test near surface stratigraphy underlying a potential tailings dam near the Stuart shaft. Holes were drilled from north to south in an area on the north limb of the Goldenville anticline and intersected only narrow zones of gold mineralization in three holes. The results showed that no major near surface zones of mineralized quartz veins exist within the area of the proposed tailings retention facility.

In early 1988, MPH initiated an underground exploration program on behalf of NovaGold at Goldenville. Workings were dewatered to the bottom, or 600 foot level, of the Guysborough Mines Ltd. Stuart shaft workings between March and June 1988. The shaft and associated timbering were found to be in generally good condition below the water table but a new concrete collar was constructed between the bedrock and surface elevations and the three compartment shaft was rehabilitated to meet safe access requirements. With the exception of the 160 foot level where surface breakthroughs in some old stopes were present, the workings were found to be in generally good condition. Temporary hoisting equipment and pumping facilities were installed to support the planned geological and bulk sampling programs.

Underground exploration completed in 1988 consisted of geological mapping, panel sampling and a limited amount of diamond drilling. Detailed geological maps were completed for accessible parts of the 260 foot level, 400 foot level, 500 foot level, and 600 foot level and panel sampling of exposed quartz veins was completed where possible. In stoped areas with very high backs no sampling was completed but sill sampling was carried-out in one such instance to provide partial sample coverage of the stoped area.

Results of the limited underground sampling program confirmed the gold bearing character of many of the quartz veins developed by the workings and in some cases indicated potential for further extension of the known mineralized zones. Samples returned gold values ranging from < 1g/t to over 200 g/t.

A total of eight AX holes were completed for a total of 7,084 metres of drilling and several promising gold bearing zones were intersected.

Subsequent to 1988, no further work was completed on the property by Northumberland or NovaGold, and the claims were allowed to lapse in 1993.

In 1993, T.F. Coughlan acquired much of the current Goldenville Project through open ground staking. A trenching program was carried-out in the Bluenose Mine area. This work was primarily focused on assessment of low-grade gold potential in wide slate belts occurring in that area but no analytical results were reported.

In 2002, Votix optioned the Goldenville Project from T.F. Coughlan. Votix subsequently transferred title of the mineral claims to GMC, and then to the Offeror.

(vii) Geological Setting

Regional Geology

Southeastern mainland Nova Scotia is underlain by folded Cambro-Ordovician age sedimentary sequences of the Meguma Group and extensive areas of Mid-Devonian age granite and granodiorite. Two formations comprise the Meguma Group, with quartzite and greywacke dominated Goldenville Formation strata occurring conformably below a slate and argillite dominated Halifax Formation succession.

Regional folding complicates determination of thickness, but the Goldenville Formation is believed to include at least 5600 metres of section, while the Halifax Formation is estimated to include at least 4400 metres of section. Both formations were penetratively deformed during the mid-Devonian age Acadian Orogeny that produced an east to northeast trending regional fold set and associated axial planar cleavage. Regional folds typically show upright to overturned geometry and are frequently doubly plunging at shallow angles. These combine to produce elongate and domal structural patterns considered typical of the Meguma Group. Anticlinal structures of this fold generation occurring within the Goldenville Formation have been recognized as important factors in localizing gold mineralization.

Metamorphism associated with the Acadian Orogeny produced locally variable effects on the Meguma Group. Areas of amphibolite facies regional metamorphism occur in the extreme northeast and southwest parts of the mainland while central areas are characterized by mid or lower greenschist facies assemblages. Large volumes of granite and granodiorite were intruded into the folded and metamorphosed Meguma Group during Mid Devonian to early Carboniferous time, resulting in development of well defined contact metamorphic effects. Subsequent to emplacement of the Mid Devonian age intrusions, shear displacements were accommodated along major structural breaks that both bound and cross the Meguma Group. The most significant of these is the easterly trending Minas Geo-Fracture, which marks the northern structural boundary of the Meguma crustal block. Movement along such structures continued intermittently through lower to mid Carboniferous time and facilitated uplift and erosion of the Meguma block.

Lower Carboniferous and younger age stratified sequences were unconformably deposited upon the eroded Meguma surface and have locally been affected by folding and shearing. Northwest trending faults of variable displacement comprise the youngest widely evident structural element common to the eastern Meguma Group terrane. These structures are clearly defined in airborne geophysical survey results and control many major and minor drainage systems that have developed over the southern mainland Nova Scotia.

Property Geology

The Goldenville Formation underlies the property and the formation is named for its exposure in this mining district. The property is centered on the Goldenville anticline, which trends roughly east west across the district and plunges to the west at between 0 degrees and 35 degrees. At the east end of the property in the area of the Bluenose Mine the fold is tight and beds on both north and south fold limbs strike parallel to the axial surface trace. The axial surface dips steeply north and the fold is overturned slightly to the south. To the west, in the area of the Guysborough Mine, the stratigraphic section broadens on the north limb and the beds dip at 45 degrees to the north. On the south limb the beds have a near vertical dip. Stratigraphy in this area is transected by west-northwest trending undulations or flexures that cause quartz vein dilation and appear to have played an important part in ore deposition.

Several north trending cross faults of minor displacement and a steeply north dipping, easterly trending fault on the south limb of the anticline were also interpreted from ground survey results. Although not directly linked to gold localization processes, a variably developed axial planar cleavage related to regional folding is present on the property and is best developed in slate and argillite sequences where low angles to bedding are typical. An equivalent pressure solution fabric occurs in the greywackes as widely spaced fans that show higher angles to bedding. Angular variation of cleavage components between rock types probably reflects relative degrees of cleavage refraction and rotation incurred during progressive folding increments. In the area of the slatey beds the pressure solution cleavage is closely spaced and parallels bedding.

In the Goldenville district, alteration is restricted to moderate greenschist alteration that includes chloritization, silicification, sericitization and local graphitic alteration. Chlorite was observed to be most prevalent within the mineralized district and generally associated with quartz veins. It was also noted in greywacke where it is associated with pressure solution cleavage. Chlorite occurs in greater amounts as pervasive chlorite-carbonate replacement of wall rock fragments along contacts with bedding parallel quartz veins. Silicification is described as being wide spread within the district and most commonly noted in the hardening of thick greywacke units.

Graphite development is common along the slatey contact of quartz veins within the mineralized zones. Moderate amounts of graphite have been noted along cleavage planes in association with well developed sulphide mineralization. Sericitic alteration was locally observed along the contact of minor cross cutting veins but never in association with mineralization.

(viii) Mineralization

Gold mineralization within the Goldenville district occurs for the most part in stratabound quartz veins on both sides of the regional anticline that are typically associated with slate and mudstone horizons at the tops of turbidite fining upward sequences. The gold is typically coarse grained and occurs in either a free state or in association with sulphide mineralization within both the quartz veins and surrounding wall rock. However, gold is also found within angular veins, cross cutting veins, tension fractures and compression fractures. These have been described as important veins that tend to cut the bedding at right angles and dip steeply to either the west or east.

Variable amounts of slate wallrock material are found within the quartz veins at Goldenville and show various stages of assimilation within the veins. Carbonate and chlorite alteration occurs in association with wallrock fragments and within the selvage material at the contact with quartz veins. Arsenopyrite is the most common sulphide mineral occurring within the quartz veins or adjacent wallrock. Locally, arsenopyrite occurs as massive bodies or massive veins in amounts from 5-10% of the rock volume. Pyrite and pyrrhotite are also found at Goldenville and typically occur as disseminations or as flattened and elongate discontinuous bands within the slatey cleavage of host rock. These sulphides also occur to a limited extend in gold bearing quartz veins, generally in close association with the contact zones. Minor to trace amounts of sphalerite, galena and chalcopyrite have also been identified.

Distribution of gold within the district has been well documented through historic mining records. Gold typically occurs in shoots within a given vein and on the north side of the Goldenville anticline these shoots are generally coaxial with the west plunging regional fold axis. On the south side of the anticline stope scale trends plunge to the east but a larger scale influence may also be present that parallels the regional fold axis.

Gold mineralization on the north side of the Goldenville anticline occurs where veins are affected by well defined west northwest trending perturbations or subordinate undulations radiating from the axis of the anticline. At least three zones of west-northwest trending stacked grade shoots are defined by workings on the south fold limb. Lateral extensions of veins between grade shoots or undulations in stratigraphy are typically thin or pinched out and contain significantly less gold than seen within the undulation's influence area.

(ix) Exploration

Mercator, acting on behalf of the Offeror as their agent and project manager, carried-out small scale prospecting, mapping and outcrop sampling on the regional Goldenville licences with no significant results.

(x) Drilling

In 2004, eight diamond drill holes on properties contiguous to the main licence. One hole on licence 06025 to the west, returned assay values as high as 4.72 grams per tonne over 0.5 metres. This drilling was not included into the resource estimate carried-out by Mercator because of the distance from the main zone and the fact that a correlation cannot be made without more infill drilling.

In 2006, the Offeror drilled 1279.5 metres in eight diamond drill holes on the main Goldenville licence, and its consultant, Mercator, is currently in the process of revising the resource estimate by incorporating these holes. This drilling work was complete under the direct supervision of Mercator.

Compiled and interpreted results from 142 past surface and underground diamond drill holes and results of specific past underground sampling programs were assessed for use in developing a mineral resource estimate, dated March 1, 2005, for the Goldenville Project.

(xi) Sample Preparation and Analysis

Mineral resource estimates presented here are based upon the combined results of the various drilling and underground sampling programs carried-out by companies who previously held the property. However details of sampling methodologies and approaches were only available for the MPH period and these are outlined below.

For drill core samples, the entire NQ size core interval of interest was submitted for analysis to maximize sample size. Underground back, sill and rib samples were typically 2-8 kg in size, and were comprised of vein and wallrock material. A "metallics" assay technique was utilized by Chemlab Ltd. ("Chemlab") to process core and rock samples known to carry visible gold and also used to re-analyze non-visible gold bearing samples that returned initial gold levels of 1 g/t or more. In the latter case, the initial gold analysis was carried-out by fire assay preconcentration and atomic absorption finish on 1 assay ton splits of pulverized sample material. The metallics technique has the following three main components: (1) the entire sample was pulverized and sifted through an 80 mesh screen and the material which passes through the screen is designated the –80 mesh pulp and the material winch does not pass through the 80 mesh is designated the coarse (+80 mesh) pulp, with both portions being weighed; (2) the –80 mesh pulp is reportedly rolled on a plastic sheet to ensure homogeneity and in duplicate to determine the gold content, the +80 mesh will contain brittle material and malleable gold particles. This portion is assayed in its entirety and the gold content of the entire +80 portion is calculated; and (3) using the average gold content of the –80 mesh portion, the gold content of the +80 mesh portion and the total weight of the original samples, the amount of gold in the head can be calculated.

(xii) Security of Samples

Security parameters relating to the historic drilling and underground programs were difficult to specifically assess. Review of all MPH reports failed to provide specific information describing quality control and assurance measures applicable to Goldenville project analytical work. A review of laboratory reports for the Phase II diamond drilling program of 1987 did show that duplicate analyses were reported for approximately 1 in every 10 to 15 samples submitted for regular gold analysis at Chemlab. At least one analytical report for check analyses carried-out at Swastika Laboratories Ltd., presumably to verify Chemlab results, was also apparent.

Associated record keeping, general data organization and technical methodologies were consistent with industry standards of the time and that laboratory processing and sample analysis was carried-out under supervision of professionally certified personnel. A corresponding degree of care with respect to sample security, reflective of industry standards of the time for such work, is assumed. It is also understood that trained geological and sampling staff were responsible for integrity of the core sampling and chip sampling programs and shipment to a commercial laboratory.

(xiii) Data Verification

Sample records, lithologic logs, drill collar surveys and downhole survey data available for 142 surface and underground drill holes at Goldenville were reviewed compiled, and each location, and sample record was cross-checked by Mercator. This information was entered into a digital project database in Excel and included all drill hole information. Underground workings outlines and underground sampling results were also compiled in MapInfo mapping software. Digital information was used as required to create digital geological cross sections and plan projections using Surpac Xplorpac (Ver.5.0k) software. Subsequently developed vein and stratigraphic correlations were used to develop cross sections for the mine that provided a geological and spatial framework for the mineral resource estimate. All of the information was imported into MapInfo Professional (Ver.7.5) software, which was used to generate polygons of the composite grade blocks, sections and plan projections. Validation of database entries was first carried-out using automated routines within Surpac. Error messages were followed-up by appropriate database corrections and adjustments.

MPH provided Northumberland, and subsequently NovaGold, with a comprehensive hard copy database of sampling and assay information. This information was provided to Mercator by the Offeror as original company reports from NovaGold or was accessed by Mercator through the DNR library and the archived assessment report files. The hard copy reports delivered to Mercator contained original sample records, maps and sections pertaining to all MPH programs and also contained original signed copies of associated laboratory reports. The available data was reviewed by Mercator and appears to document the sampling and assay methods described in associated reporting. All drill cores from the MPH period was photographed by MPH prior to sampling and a review of several such photographic records was carried-out for purposes of this report. Various diamond drill logs, assay reports, drill sections and mine level plans were reviewed and checked by the author and found to correspond to the documented assay results.

The compiled Goldenville analytical data set comprising of drill core and chip sampling results is considered to be acceptable for mineral resource estimation purposes.

(xiv) Mineral Resource and Mineral Reserve Estimates

Compiled and interpreted results from 142 past surface and underground diamond drill holes and results of specific past underground sampling programs were assessed for use in developing a mineral resource estimate for the Goldenville Project. For report purposes, definitions of mineral resources and associated mineral resource categories are those set out in the CIM Standards and further reflected in NI 43-101.

Table 7 below presents cut and uncut gold grade estimates and corresponding tonnage estimates prepared for the Goldenville Project as of March 1, 2005. These reflect combined results from diamond drilling over a 1700 metres area along strike between the Bluenose Mine and west of the Stuart Shaft as well as underground sampling from the Guysborough mine (Stuart shaft). Assumptions, estimation parameters and methodologies associated with these estimates are discussed below.

Table 7: Mineral Resource Estimate For Goldenville
March 1, 2005 Effective Date
Indicated Resource

Gold grade Threshold	Tonnes Uncut	Gold Grade Uncut (g/t)	Gold Grade (g/t) 50 g cut	Total Ounces Uncut
3.5g/t	62,554	16.62	14.72	33,429
2g/t	106,976	10.76	9.65	37,012
1g/t	181,047	6.96	6.31	40,517

Inferred Resource

Gold grade Threshold	Tonnes Uncut	Gold Grade Uncut (g/t)	Gold Grade (g/t) 50 g cut	Total Ounces Uncut
3.5g/t	384,596	18.78	12.38	232,242
2g/t	533,739	14.26	9.64	244,730
1g/t	855,025	9.43	6.54	259,257

(xv) Methodology of Resource Estimation

Mineral resources reported herein were estimated using the polygonal method of volume calculation applied to drill hole cross sections. To create the required cross sections for gold-bearing quartz vein packages of interest, geological cross sections were first created utilizing a database of historic information developed by Mercator for the project in Surpac Xplorpac (Ver. 5.0k) software. Manual and digital interpretations of geology and vein correlations were developed, checked and digitized as necessary. Cross sections created by MPH were referenced and assessed for geological interpretation and vein correlation.

Digital drill hole datasets were used to create individual cross sections in three-dimensional space and each cross section had a width of either 12.5 metres on either side of the 25 metres sections. Cross sections included all drill holes that pierced the section width, along with outlines of underground workings and drill holes traces with geology and composite assay data. Weighted-average composite gold grades were created within Surpac for all intercepts and verified by Mercator. A minimum block grade criterion was established at 1g/t over 1.2 metres true width, based on historic underground mining and a potential narrow vein mining width of 1.2 metre. Subsequent block grade cuts were also established at 2.0 g/t and 3.5 g/t.

Individual polygons were created for each composite grade intercept that qualified under the minimum grade criteria. The height of the individual polygons was generated using a number of additional parameters. Based on the review of gold distribution and past underground stope mining at Goldenville it was determined that there was a reasonable expectation that individual gold mineralized veins or vein packages could be mined to a height of 50 metres on a given level. Therefore, a maximum polygon block height was established, and polygons were extended 25 metres above and below the weighted-average drill hole intercept. If an adjacent drill hole or underground working was closer than 25 metres to the drill hole, the polygon was extended one half the distance to the adjacent drill hole or working.

Polygons were also generated around underground workings utilizing a different set of criterion. Historical underground panel and chip sample assays were initially weighted over a 1.2 metre true width for each individual sample. Individual weight averaged samples were subsequently combined for each 25 metres interval representing 12.5 metre on either side of a section. This combined value was applied to the underground polygon on each 25 metre section. A polygon was digitized for each underground opening that met the minimum grade criteria. The width of each underground polygon was 1.2 metre true width and a height of 25 metre above and below the underground opening was applied. The area of the underground opening was subtracted from the total surface area of the polygon. Surface areas for all resource polygons were measured on the cross sectional area. Polygon volumes were calculated by multiplying the surface area by the 25 metre section thickness.

A specific gravity factor of 2.67 g/cm^3 was used in preparation of the current mineral resource. No laboratory determination of specific gravity of Goldenville rock material has ever been carried-out however a range of 2.67 g/cm^3 to 2.8g/cm^3 of specific gravity laboratory determinations have been returned from other Meguma type gold deposits in Nova Scotia. Based on the geological similarities to the Forest Hill and Tangier gold districts including the predominance of greywacke, slate and quartz in resource blocks or polygons at Goldenville, the 2.67 g/cm^3 figure is considered valid for present purposes.

Resource polygon areas developed using the methodology described above were compiled in a Microsoft Excel spreadsheet, along with corresponding weighted-average gold grades and assigned polygon thicknesses based on the section thickness. Polygon volumes were calculated by multiplying their surface areas by assigned thickness factors and these volumes were then converted to tonnage by multiplying by the 2.67 g/cm^3 specific gravity factor. An uncut, weighted-average gold grade for the entire resource estimation area was then determined by multiplying individual polygon tonnages by its associated composite gold grades, calculating a sum for these products, and dividing by the calculated total tonnage figure.

Exploration and mining programs carried-out on the Goldenville Project to date have shown that coarse-grained gold mineralization (>150 mesh) constitutes an important component of the total quartz vein gold population present. One result of such is that assay populations of diamond drill core sample results typically show relatively high coefficients of variation and may contain very high sample values that are statistical outliers. Use of these very high values in mineral resource calculations can result in over-statement of average deposit grades. For this reason, cutting or capping of such values is generally carried-out, with selection of a cutting factor often reflecting an arbitrary value considered through experience to be appropriate for the style of mineralization being considered. Other methods of cutting factor assignment include selection of a specific percentile value in the resource assay population, often in the 92 to 97.5 percentile range, a multiple of the assay population mean value, or the value corresponding to an inflection point on a cumulative frequency plot that separates a high value sub-population from the rest of the data set.

To better understand distribution of gold grades within the Goldenville polygon grade data set, a frequency histogram and cumulative frequency curves were developed for the entire population based on the uncut composite block grades or on data normalized to a 1.2 metre composite sample width. Basic statistical parameters were calculated and rank/percentile values were determined. In all cases, statistical calculations were carried-out using Microsoft Excel data analysis and charting options. After consideration of the information noted above a block cutting factor of 50 grams per tonne was determined. This approximates the 97th percentile level of the resource block sample population.

Minimum block or polygon gold grade thresholds of 1.0 g/t, 2.0 g/t and 3.5 g/t were chosen for this resource estimate. The 1.0 g/t level was chosen based on the subjective view that quartz vein gold values of 1.0g/t over a 1.2 metres true width belong to an important grade population that may define mineralized gold grade trends or shoots within which coarse grained gold can be expected to occur. The 3.5 g/t threshold was arbitrarily assigned to focus on areas of higher gold grades and to provide a subjective comparison with other vein hosted gold deposits. The 2.0 g/t threshold is arbitrary in nature and has been included to provide further comparison of resource estimation results using the previously noted higher and lower values.

The mineral resource estimate presented in the report includes inferred and indicated resource categories as set out in the CIM Standards. The distinction between classes reflects an increased confidence in definition of both grade and tonnage parameters. The author of the report recognized that presence of a coarse gold component in veins at Goldenville has the effect of increasing the gold grade variation coefficient and decreasing certainty of grade assignment within certain limits. Notwithstanding these points, sufficient continuity of grade trends is considered present at this time in core drilling and chip sampling results to support delineation of inferred mineral resources and indicated mineral resources in specific areas.

Indicated Mineral Resources

Indicated mineral resources were defined in the area between the Bluenose and Stuart shaft areas. Resources of this class were defined on the basis of proximity to underground sampling or continuity of individual intercepts between two or more drill holes. Proximity to workings that demonstrated strike and dip continuity of the vein-hosting stratigraphy, increased the confidence in the potential for strike and dip continuity of stratabound veins, and vein packages intercepted by adjoining diamond drill holes.

Individual polygons were created for each composite grade intercept that qualified under the minimum grade criteria. The height of the individual polygons was generated by a number of additional criteria. Generally polygon blocks were extended a maximum distance of 25 metres above and below the drill hole intercept. If an adjacent drill hole was closer than 25 metres, the polygon was truncated one half the distance to the adjacent drill hole.

Inferred Mineral Resources

Inferred mineral resources were defined in areas tested by diamond drilling only. A minimum weighted-average gold grade of 1 g/t over an estimated true width of 1.2 metres was applied to all inferred resource polygons. A maximum influence of 25 metres above and below each composite drilling intercept was applied along with a section thickness factor of 25 metres. Further restrictions on inferred resource influence areas were assigned where drill holes were less than 25 metres apart. In this case the maximum influence factor of a polygon was equal to one half the distance to the adjacent hole.

(xvi) Exploration and Development

As previously stated above under exploration and drilling, Mercator has recently completed eight diamond drill holes on the main property and are currently working towards incorporating these into a revised resource estimate. Additional targets have assessed and more diamond drilling is planned for the near future.

Stuart Shaft Area

Mining and exploration carried-out on the property to date have provided definition of several ore-controlling structures of similar character, these being represented as northwest trending perturbations or undulations that extend away from the hinge area of the Goldenville anticline to both northwest and southeast. Stacked or multiple vein segments affected by such undulations were proven through past mining and stoping, particularly in the Stuart shaft workings, to carry economically attractive gold grades.

In total, Stuart shaft workings opened 25 individual veins by drifting, 20 of which occur on the south limb of the anticline. In certain instances, such as that of the North vein, drifting took place on both fold limbs. Stoping was carried-out on 8 south fold limb veins and a review of level plans, longitudinal sections and 1988 program results indicated that unmined extensions to existing stopes may be present in several areas. These areas could be accessed from existing workings for bulk sample or test mining purposes and in future could provide an important mineral resource component.

Bluenose Mine Area Exploration

Based upon the historic production from this area and generally positive historical drilling results, additional investigation of mineralized quartz veins in the Bluenose areas is appropriate. Potential for classic saddle reef style quartz vein deposits also exists in this area of relatively tight folding and investigation of mineralized veins up dip to the axis zone of the Goldenville anticline is therefore required. A detailed study of all existing drilling and mine workings data would be necessary to properly target follow-up drilling.

(e) *ScoZinc Project*

(i) Property Description and Location

The ScoZinc Project involves the Scotia mine property ("Scotia Mine Property") located approximately 50 kilometres northeast of the Halifax Regional Municipality, Nova Scotia and one kilometre east of the community of Gays River in Halifax County. The Scotia Mine Property's general location is 45°02′ North, 63°20′ West. As referenced in clause 13.2(b) of the Circular, "Significant Acquisitions," the Offeror acquired 100% of the outstanding shares of ScoZinc on July 6, 2006 from HudBay Minerals Inc. ("HudBay") thereby acquiring the Scotia Mine Property and the other assets of ScoZinc.

The Scotia Mine Property is subject to Mineral Lease 90-1, which consists of 615 hectares of mineral rights, including land with exploration potential for zinc/lead mineralization and 568.4 hectares of land ownership.

The Scotia Mine Property also includes five exploration licences in the general vicinity of the Scotia Mine. In total, the 91 claims cover 3,640 acres (1,473 hectares). These licences are located along strike from the Scotia Mine deposit and include favourable host rocks similar to that at the mine site. All licences were in good standing and registered to ScoZinc as of July 13, 2006. The licences range in anniversary dates from May 2, 2006 (for Licence No. 06268) to November 5, 2006 (for Licence No. 05851), as indicated in Table 9 below.

Table 9: Tabulation of the Offeror's Exploration Licences on the ScoZinc Project

License No.	NTS Sheet	Tract	Claims	No. of Claims	Renewal Date
06268	11E3B	19	ABCD EFGH LMN	28	2-May-06 (Renewal application pending)
	11E3B	18	ABC EFGH		
	11E3B	7	DE JKLM NOPQ		
06304	11E3B	29	E	1	13-Oct-06
06303	11E3B	29	LMNOP	5	25-Oct-06
05851	11E3B	45	FGH JKL OPQ	15	5-Nov-06
	11E3B	46	EFG KLM		
05792	11E3B	42	DE MN	42	20-Jan-07
	11E3B	41	ABCD EFGH JKLM NOPQ		
	11E3B	32	EF LM NO		
	11E3B	33	ABCD EFGH JKLM NOPQ		

Mineral Lease 90-1, which covers the entire Scotia Mine site, was originally granted by the Crown to Westminer on April 2, 1990. Its anniversary date is April 2.

Mineral Lease 90-1 is for a term of 20 years and may be renewed upon its expiration. Mineral Lease 90-1 grants sufficient rights for mining. Table 10 below sets out claims comprising Mineral Lease 90-1.

Table 10: Claims comprising Mineral Lease 90-1.

License No.	NTS Sheet	Tract	Claims	No. of Claims	Renewal Date
	11E3B	5	NOP	3	
		19	JKPO	4	
		20	BCDE FGK LMNO PQ	13	
		28	DEKL MNOP	8	
		29	ABCD FGH JKQ	10	

Mineral Lease 90-1 was transferred from Westminer to Savage Resources Canada Company ("SRCC") in 1996. SRCC changed its name to Pasminco Resources Canada Company ("PRCC") in 1999. PRCC further changed its name to Pasminco Resources Canada Ltd. in March 2002 ("PRCL") upon amalgamating with 3063554 Nova Scotia Company. PRCL changed its name to ScoZinc in November 2002.

Under a share-purchase and royalty agreement dated February 11, 2002 ("Royalty Agreement") between Regal Mines Limited ("Regal") and Pasminco Canada Holdings, Inc. ("Pasminco Holdings"), Regal acquired all of Pasminco Holdings' right, title and interest in the shares of PRCL (the predecessor to ScoZinc), subject to the right of Pasminco Holdings to receive, and the obligation of Regal to pay, a 2% n.s.r. royalty as set forth in the Royalty Agreement. As a result, Regal acquired control of ScoZinc and Mineral Lease 90-1.

At the time that Regal and Pasminco Holdings entered into the Royalty Agreement, Regal was owned 50% by OntZinc Corporation ("OntZinc") and 50% by Regal Consolidated Ventures Limited ("RCVL"). OntZinc changed its name to Pan American Resources Corp ("Pan American") in July 2002. A separate corporate entity, ONTZINC Corporation ("ONTZINC"), acquired RCVL's 50% interest in Regal in December 2002. ONTZINC subsequently transferred this 50% interest to Pan American in December 2003, such that Regal became 100% owned by Pan American. Regal was wound-up in or about December 2003 and, as a result, all Regal's right, title and interest in its subsidiary, ScoZinc, and all of Regal's obligations under the Royalty Agreement, were transferred to Regal's sole shareholder, Pan American. Pan American was wound-up in or about June 2006 and all of its right, title and interest in its subsidiary, ScoZinc, and all of its obligations under the Royalty Agreement, were transferred to Pan American's sole shareholder, HudBay. The Offeror acquired all of HudBay's shares of ScoZinc in July 2006 and now owns 100% of ScoZinc. Mineral Lease 90-1 is registered in the name of ScoZinc.

On May 15, 2003, Gallant Aggregates Limited ("Gallant") signed a 30-year lease agreement with ScoZinc to mine and remove aggregate from the Scotia Mine Property for $1.00 per tonne of material removed ("Gallant Lease"). The Gallant Lease entitles Gallant, with certain limitations, to mine anywhere on ScoZinc's land. A major condition of the Gallant Lease is that metal mining takes precedence over aggregate mining. Therefore, the Gallant Lease will not interfere with zinc and lead mining operations.

An updated Phase I ESA was carried-out in conjunction with the technical report. It was completed in March, 2006 by Conestoga-Rovers & Associates ("CRA"). CRA (then MGI Limited) also carried-out a Phase I ESA in 1996. The updated Phase I ESA included several site inspections, during which several minor, liabilities were identified.

Between 1997 and 2000, an environmental registration document was prepared. It addressed the environmental concerns of a surface and underground mining operation along with the diversion of a 500 metre section of the Gays River to accommodate the pit design. On August 4, 2000, the Open Pit Lead/Zinc Mine and River Diversion Project proposed by PRCC received environmental assessment approval.

Before mining can begin, the existing industrial approval (i.e. industrial waste discharge permit) must be returned to operating status from its current "care and maintenance" status. This should be relatively straightforward process because the proposed operation is nearly identical to the operation for which the industrial approval was originally granted.

(ii) Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Scotia Mine Property is located approximately 50 kilometres northeast of Halifax, Nova Scotia. Access to the property is by paved roads and is approximately 15 kilometres off the Trans Canada Highway along Highway 24. The Halifax International Airport is located 20 kilometres southwest of the Scotia Mine Property.

The Scotia Mine Property lies along the south side of the Gays River main branch, immediately east of the confluence with the Gays River south branch. The deposit is in a rural-residential area of central Nova Scotia that is typified by rolling topography and abundant surface water.

The climate is variable because of mixed continental and maritime weather patterns. Mean annual temperature is 5.9 degrees Celsius, mean annual precipitation is 1,250 mm and yearly evapo-transpiration is estimated to be 560 mm. The relatively mild climate for Canada permits year-round operations.

The Scotia Mine mill, designed and built in 1978 and 1979, uses a flotation process and has a rated capacity of 1,350 tonnes per day. However, it has operated for extended periods at a rate of 2,000 tonnes per day. Other existing site infrastructure includes: (1) an administration building containing offices, a large boardroom, a dry, warehouses, workshops, and several heavy equipment bays; (2) a compressor building (1,600 square feet); (3) a tire shop (2,000 square feet); (4) a welding shop; (5) a geology building; and (6) a core shed.

Storage and ship loading facilities for lead and zinc concentrates are available at the seaport of Sheet Harbour, a distance of 80 kilometres from the Scotia Mine Property over paved roads. ScoZinc does not own these facilities but Westminer used them in 1990. Rail transport facilities have also been used for concentrate shipping. A railway siding is located in Milford, 8 road-kilometres from the Scotia Mine Property.

The existing surface rights are sufficient for mining operations. Power is supplied through the regional grid at reasonable rates. Most of the mill's water requirements are satisfied by in-process recycling. Make-up water is drawn from the perennial Gays River. The existing tailings pond has sufficient capacity for the life of the project. There is also sufficient area for waste rock storage on the property.

(iii) History

The Scotia Mine Property was discovered in 1973 by the Imperial Oil Enterprises ("Esso") and Cuvier Mines Limited ("Cuvier") joint venture. Esso initiated mine development in 1978 and commissioned the mill in 1979. From 1979 to 1981 the mine produced 554,000 tonnes of ore grading 2.12% zinc and 1.36% lead. Esso had difficulty dealing with groundwater conditions along the hanging wall of the mineralized zone, which resulted in having to leave a hanging wall pillar comprising high-grade material. The mine closed in 1982 due to groundwater inflow and operating losses.

Seabright acquired the Scotia Mine Property and mill in 1984. Despite a favourable feasibility study, Seabright did not reactivate the Scotia Mine due to depressed metal prices at the time. Seabright converted the mill for gold processing and processed gold ore from several satellite properties.

The Scotia Mine Property was acquired by Westminer in 1988, at which time a review of the potential for mining the deposit was undertaken. Following completion of feasibility studies in 1989, the underground workings were dewatered and test mining was carried-out. A total of 187,000 tonnes were mined over a 15 month period with average grades of 7.47% zinc and 3.50% lead. In 1991, production was suspended again due to groundwater inflow and economic considerations.

In 1997, SRCC (the predecessor to ScoZinc), purchased the Scotia Mine assets from Westminer. SRCC concluded that an open pit operation was feasible and initiated environmental permitting, including provisions for a diversion of a portion of the Gays River. The environmental assessment plan was approved by the Nova Scotia Minister of the Environment in August, 2000. The operating plan was never initiated.

The history of the ownership of ScoZinc is set forth in the "Property Description and Location" section above.

In July 2006, the Offeror acquired all of the outstanding shares of ScoZinc from HudBay and thereby acquired the Scotia Mine Property and all of ScoZinc's other assets. The Offeror thereby acquired and assumed the 2% n.s.r. obligation to Pasminco Holdings. The Offeror was granted the option to buy-out the 2% n.s.r. royalty by Savage Resources Limited ("Savage"), the successor to Pasminco Holdings, pursuant to an option agreement between the Offeror and Savage, through Savage's deed administrator, dated June 6, 2006. The Offeror has the option to buy-out the 2% n.s.r. for $1,450,000 on or before July 6, 2007 (See clause 13.2(b) of the Circular, "Significant Acquisitions").

(iv) Geological Setting

The Scotia Mine Property is underlain by basement rocks of the Cambro-Ordovician Meguma Group which had significant local topographic relief due to rift faulting and erosion. Locally, a veneer of Horton Group, red-brown conglomerate and sandstone mark the base of the unconformably overlying Lower Carboniferous rocks which host the Scotia Mine deposit.

In areas where the basement rocks formed islands in the Carboniferous Sea, coral reefs formed along the shores. These carbonate rocks are the Gays River Formation. The MacCumber Formation is the time-equivalent of the Gays River Formation. The MacCumber and Gays River Formations are overlain by evaporites of the Carrolls Corner and Stewiacke Formations.

The Scotia Mine mineralization has long been considered a Mississippi Valley-type lead-zinc deposit - a carbonate-hosted deposit classified as a typical open space filling type, hosted in a dolomitized limestone which developed as a carbonate build-up on an irregular pre-Carboniferous basement topographic high where conditions allowed for growth of reef-building organisms.

In the immediate area of the Scotia Mine, the zinc and lead-bearing Gays River Formation trends in an east-northeast direction across the ScoZinc property. Locally, the mineralization dips up to 45 degrees to the north-northwest which is the depositional slope of the front of the Gays River reef unit but tends to be horizontal in the back reef. The mineralization is present as sphalerite and galena and grades from massive lead-zinc ore-grade material in the fore reef to finely disseminated, lower grade material in the back reef. In the mine area, the Gays River Formation is overlain either by the evaporites of the Carrolls Corner Formation and/or overburden.

(v) Exploration

Lead-zinc mineralization at Gays River was first mentioned in records dating back to 1824. Knowledge of the occurrence may even go back to the early 1700s when French soldiers reportedly used the lead for making ammunition. Other early references to Gays River lead were made in 1868 by J.W. Dawson in "Acadian Geology" and by H. Howe in "Mineralogy of Nova Scotia".

The earliest recorded prospecting may have been trenching along the outcrops in 1873-1874. Additional trenching and pit sinking was carried-out in 1928. Assessment records do not indicate any resumption of interest in the area until 1951. From the first reports of mineralization in the area in the early 1800s, exploration activity up to 1950 had yielded best values of 3% lead.

1951

Maritime Barytes Limited acquired the property at Gays River and carried-out a surface exploration program involving some trenching and sampling. Subsequently, Gays River Lead Mines Limited ("GRLM") became involved in the evaluation of the property and commenced a drill program to delineate the occurrences of lead and zinc. A total of 67 delineation drill holes were completed by mid-1952 and an additional seven holes were completed for exploration in the vicinity.

The drilling by GRLM outlined 4 zones of mineralization in an area about 400 metres by 900 metres. Over 800,000 tonnes of mineralized (galena, sphalerite, pyrite, marcasite and chalcopyrite) Windsor carbonate were defined overlying and flanking a northeast-trending anticlinal Meguma greywacke basement high. Grades for the 4 zones ranged from 1.10% to 3.50% combined lead plus zinc with an average of 2.32% combined lead plus zinc. Most, if not all, assays were apparently from sludge samples.

1962

Gunnex Limited ("Gunnex") carried-out extensive soil sampling in the Gays River area in 1962. Anomalies were encountered only over areas of previously known mineralization where overburden was thin. An induced polarization survey indicated only a very weak response over known mineralization and did not add any new target areas. The lack of encouraging response on the periphery of the earlier defined mineralized area prompted Gunnex to forego any further exploration activity.

1968 – 1969

In 1968 and 1969, Penarroya Canada Limited completed extensive soil sampling and geological mapping in the Gays River and Meaghers Grant areas. Two diamond drill holes in the Meaghers Grant area intersected minor zinc mineralization. No drilling was carried-out in the Gays River area even though a number of soil anomalies had been identified. Most of the major anomalies corresponded with previously known mineralization; however, new anomalous areas were defined. They occur near Carrolls Corner and in the Black Brook area east of the Gays River and define a northeast trending geochemical high. The latter area is close to the northeast end of the presently defined Gays River deposit itself.

1971

Texasgulf Inc. drilled 4 diamond drill holes in the Gays River area in 1971. One hole adjacent to a GRLM drill hole confirmed significant mineralization in the carbonates. The remaining holes tested one soil anomaly southeast of Gays River and two areas northwest of Gays River. No encouraging mineralization or carbonate build-ups were intersected in the last three holes and work was terminated.

1972 - 1984

In 1972, personnel of Cuvier prospected the Gays River area and located significant mineralized float material to the south of the old occurrence and subsequently acquired the property. Cuvier also outlined geophysical and geochemical anomalies. In September 1972, Cuvier optioned the property to Esso with Esso holding a 60% interest and acting as the operator. Cuvier formed a joint venture with Preussag Canada Ltd. ("Preussag") to finance Cuvier's 40% interest in the property.

Both Cuvier and Esso were of the opinion that the area had the proper geological setting for a Mississippi Valley-type deposit. Esso recognized the possible existence of a reef complex trending north-easterly from the old Gays River drilling site. The source of the mineralized boulders had not been located and a combination of deep glacial till and lack of outcrop would necessitate fence-type drilling in geologically favourable areas for the purpose of obtaining geological information as well as locating any mineralized areas.

A total of 20 holes were drilled prior to drilling the discovery hole 2.5 kilomètres northeast of the original showing along the postulated reef trend. The discovery hole intersected 3.35 metres averaging 7% zinc.

From October 1972 to August 1974, Esso and Cuvier drilled off the deposit and identified 12,000,000 tonnes averaging 7% combined zinc and lead over an area of approximately 4 kilometres by 220 metres at depths ranging from 20 to 200 metres (450 surface core holes).

The initial mine development by Esso began with developing the exploration decline in 1976 across the central portion of the mineralized zone to verify mining conditions, the grade and continuity of the mineralization and to provide bulk samples for metallurgical testing. The decline was 760 metres in length but by mid-1979 some 1,800 metres of drifting and 744 metres of underground development had been completed. The deepest workings were at a vertical depth of 100 metres. In December 1977, Esso purchased Cuvier's and Preussag's interests in the property and formed Canada Wide Mines to develop and mine the deposit.

During the next two years various feasibility studies were carried-out. Recoverable proven plus probable reserves were then estimated at 4.7 million tonnes at 2.8% lead and 4.2% zinc. Esso commenced with the construction of the mill and other facilities in August 1977. The 1,350 tonne processing plant was commissioned in October 1979 and the mine was further developed to support a 1,350 tonne per day operation.

From 1978 until 1981, Esso operated the mine and targeted the lower grade mineralization using a trackless, lower cost, bulk room and pillar mining method approach. The higher grade mineralization near the carbonate contact was not part of the mine plan. Operations continued until August 1981 when production was suspended except for an underhand cut and fill technique test stope. Mining conditions exacerbated by bad ground conditions and excessive water inflow caused the operation to be suspended. During the operation, a total of 553,688 tonnes of mineralized material averaging 1.36% lead and 2.12% zinc were produced and run through the mill and 272,000 tonnes of waste were also removed. Throughout this period, efforts to achieve the full production rate, as well as efforts to mine areas of higher grade mineralization were complicated by the combination of the complex geological setting and the severe hydrological problems.

The Scotia Mine was shut down in 1982 as a result of operating losses due to lower than expected grades, higher than expected operating costs, the difficult water problems and low metal prices.

Seabright acquired the mine and mill in 1984. Despite a favourable feasibility study, Seabright did not reactivate the mine due to depressed metal prices at the time.

1985 - 1987

Seabright's primary intention was the usage of the mill facility to process gold ore from their outlying properties, and a secondary intent to later re-open the mine. At the time, Seabright was mining (bulk sampling) gold-bearing quartz veins from four small operations: Beaver Dam, Forest Hill, Caribou and Moose River, all located within the Meguma Group (Cambro-Ordovician).

The milling facility was converted for gold processing. The mine was not re-opened at that time by Seabright as a sharp drop in zinc prices rendered the underground mining operation uneconomic.

1987 - 1991

In 1988, Westminer acquired Seabright. A review of the deposit, including the drilling of 89 surface core holes, led Westminer to a positive production decision based on a reinterpretation of the geology and mining method. Westminer began dewatering the underground workings in early 1989. Following the success of the mine dewatering and a test mining period to assess the suitability of the proposed narrow vein cut and fill mining method to extract the high grade ore zones, the Scotia Mine was placed back into production. It reached commercial production rates in March 1990 at a rate of 800 tonnes per day.

Westminer's initial approach was to drive small 2.5x2.5 metre cut and fill stopes adjacent to the "Trench" material. Dry waste rock backfill was placed after each lift. In most areas, the method allowed the high grade ore on the carbonate-Trench contact to be extracted. In one area Westminer successfully tested the room and pillar mining method. A total of 187,010 tonnes of ore at an average grade of 3.5% lead and 7.47% zinc were mined during Westminer's involvement on the property.

Hydrological difficulties causing poor ground conditions continued to play a factor in the mine operation. In May 1991, rising water levels due to the spring run off forced the cessation of mining in a number of stopes and Westminer decided to place the mine in project mode. Following the suspension of production in 1991, Westminer carried-out an extensive program to understand the mine hydrology and concluded that the groundwater could be successfully managed so that mining operations would no longer be adversely affected.

Westminer has identified the eastern zone of the deposit as an area for possible early development because ground conditions are substantially better due to the hanging wall being generally gypsum/anhydrite rather than Trench. The grade was also higher relative to other sections of the deposit. The eastern area appeared promising for additional resources.

Westminer thoroughly assessed the property in 1991 and prepared a revised mine plan to resume mine production. The revised plan provided for more mechanization of the mining method, institution of paste backfill, increased groundwater drainage through screened drainage wells and a revised pumping system. However, the operation was Westminer's only lead and zinc producer, was not associated with any downstream smelting facilities and was a smaller operation relative to other corporate assets. For these reasons, the property did not fit within Westminer's corporate strategy to focus on large scale operations and for this reason the property was sold to Savage.

1996 - 1999

After acquiring the Scotia Mine in 1996, SRCC conducted 2 exploration drilling programs to fill in the gaps from prior drilling and improve the mineral resource estimate on the mine property. In December 1996, 36 diamond drill holes, totalling 1,325 metres were drilled in the central mine area adjacent to the underground mine entrance to test the continuity of the disseminated low grade mineralization in the back reef (known as the sand pit area –an area of commercial aggregate). In April and May 1997, an additional 30 diamond drill holes totalling 2,339 metres were drilled in the northeast zone (as identified by Westminer). Both programs were successful and confirmed the presence of low grade (in the central area) and high grade mineralization (in the northeast zone). The results of the drilling (based on a 7% zinc-equivalent cut-off grade) enhanced some areas of the northeast zone and diminished other areas. A complete revision of some of this area with additional drilling evaluation was going to be completed prior to any production decision.

SRCC dewatered the underground workings from June to August 1997 and started to rehabilitate the mine before a decision was made to extract the ore in the main, central zone using open pit methods. An open pit design was prepared using appropriate technical criteria for ore mining and waste stripping (Gemcom and Whittle 3-D Optimisation). The preliminary mine plan assumed the processing of 1,350 tonnes per day with the ore coming from a combination of underground (1,000 tonnes per day) and open pit operations (350 tonnes per day).

In 1999, SRCC changed its name to PRCC.

2001-2003

OntZinc and RCVL joint ventured in the acquisition of Regal. Regal acquired Pasminco Holdings' shares in PRCC (the predecessor of ScoZinc) and thereby acquired the Scotia Mine Property, subject to the 2% n.s.r. payable to Pasminco Holdings under the Royalty Agreement. PRCC amalgamated with 3063554 Nova Scotia Company to become PRCL which was ultimately renamed ScoZinc. Regal, therefore, acquired the Scotia Mine Property and the environmental and mining permits for a proposed open pit operation.

2004 – Present

The mining and environmental permits are still in force and are currently held by ScoZinc along with all the Scotia Mine assets. Exploration activity by ScoZinc has included diamond core drilling, a hydraulic mining test, prospecting of the general area, geological compilation of past relevant data and two lines (10 samples) of Mobile Metal Ion Geochemistry ("MMI") across areas of known mineralization covered by thick accumulations of glacial till. MMI is a relatively new and powerful geochemical exploration tool that is enabling companies to explore areas that have been previously too difficult for surface geochemistry. The results of the MMI survey were inconclusive.

A hydraulic mining test was performed to determine whether such a method might be useful to uncover the glacial overburden and some of the Trench material in the area of the low grade potentially open-pitable resources. This was primarily performed near the area of the sand pit next to the original portal. Generally, the test showed that it is possible to mine the sandy overburden in the current pit bottom using dredging methods.

A commercial aggregate sand deposit (fine aggregate for concrete and masonry mortar or grout) on the property was operated under lease by an independent company. The lease required the sand operation to conduct its activities such that it did not interfere with the metal mining and milling operations. The lease also made provision for free access to the sand deposit for material required in the mining operation.

Six holes were drilled through the Trench using a soil drilling rig. The Trench is a geological unit that separates the gypsum and dolomite units. The purpose of this program was to characterize the soils that make up the Trench. Four holes were drilled in the central zone near the current pit. The two other holes were drilled near Highway 224 in the east zone.

Twenty-five diamond core drill holes (1,845.3 metres) were completed on the Scotia Mine Property. Seventeen of these holes were meant to further define the lead and zinc mineralization contained within the reef carbonate while the remaining eight holes were meant to test the gypsum potential immediately overlying the mineralized zones.

In most holes, a gypsum "cap," 20-30 metres thick was encountered. Grade was highest (greater than 90% gypsum) near the bedrock surface and decreased with depth. At 20-30 metres depth, gypsum grade dropped below 80%, transitioning to anhydrite over an interval of approximately 10 metres.

The sampling results were reviewed and verified that their types and density are adequate for establishing Resources and Reserves. The sampling results are representative of the mineralization. The available information and sample density allow a reliable estimate to be made of the size, tonnage and grade of the mineralization in accordance with the level of confidence established by the Mineral Resource categories in the CIM Standards.

(vi) Mineralization

The high-grade mineralization consists of a massive sulphide zone in contact with the evaporite or Trench, ranging in thickness from 0.1 to 5.0 metres and locally containing up to 78% lead and 57% zinc. On the footwall of the massive sulphide, there is also a zone of disseminated material (>7% zinc equivalent) which, in places, is up to 12 metres in thickness. Locally disseminated mineralization (>2% zinc equivalent) extends up to 20 metres into the footwall.

The Scotia Mine deposit is essentially controlled by a sinuous paleo coastline. The main part of the deposit is shallow (generally <150 metres deep), has a dip length of approximately 100 metres and a strike length following the paleo-coastline over a straight line distance of 2 kilometres.

The mineralization at the Scotia Mine deposit consists of massive and/or disseminated ore hosted predominantly by the carbonate rocks, with extensions down into the basal breccia unit. The massive mineralization consists of fine-grained (<10-20 microns), iron-poor, beige-coloured sphalerite and medium to coarse-grained, silver-poor galena (<10-20 ppm silver in galena concentrates), is restricted to the carbonate-evaporite contact and is 1 to 3 metres in true thickness. Disseminated mineralization, consisting of yellow to orange, millimetre-size euhedral sphalerite and millimetre-to-centimetre-size euhedral galena, fills in primary porosity in the dolomitized carbonates and walls of primary cavities.

Sphalerite and galena constitute about 99.5% of metallic minerals. Other sulphide minerals are marcasite, pyrite and chalcopyrite, while gangue minerals include calcite, dolomite, fluorite, barite and selenite.

(vii) Drilling

To date, over 1,300 diamond core drill holes have been drilled on the Scotia Mine Property. The majority were drilled to determine the characteristics of the zinc- and lead-mineralized dolomite. 8 holes were drilled in 2004 to determine the characteristics of the gypsum hanging wall rock.

Most of the 896 surface holes were drilled vertically. The azimuth and dip of the 467 holes drilled from the underground workings was variable. Generally, holes were drilled so as to fully penetrate the dolomite reef and continue on until no more mineralization is found. Generally, holes were drilled a few metres beyond the dolomite reef. Table 11 below sets out the historical surface and underground drilling activity.

Table 11: Historical Surface and Underground Diamond Drilling Activity.

From	To	Holes with Info	Metres	Time Frame	Company
Surface Holes					
1	72	70	2,951.7	1951-1952	Gays River Lead Mines
73	740	646	59,123.6	1972-1982	Esso/Canada Wide Mines
741	900	89	7,596.8	1985-1995	Seabright, then Westminer (undifferentiated)
901	966	66	3,664.0	1997	SRCC/PRCC/PRCL
967	991	25	1,864.3	2004	ScoZinc
Subtotal		896	75,204.4		
Underground Holes					
1	341	318	7,460.7	1979-1982	Esso/Canada Wide Mines
342	651	149	4,434.9	1985-1995	Seabright, then Westminer (undifferentiated)
Subtotal		467	11,895.6		
Total		1,363	87,096.0		

(viii) Sampling, Analysis and Security

There are no written records regarding the sampling method employed during the early exploration years (i.e.: pre-1970s) in the Scotia Mine area.

The exploration approach and sample collection procedures employed by the more recent exploration efforts reflects thorough sampling methodology and documentation procedures. Exploration activity was carried-out in a professional manner by a team of local, experienced geologists and technicians supervised by Esso's, Seabright's,

Westminer's, SRCC/PRCC's and ScoZinc's professional staff. The work has been well organized throughout their exploration efforts and more recently computer facilities were available to generate reports and prepare maps, etc. from the vast database.

The assay data and other parameters for all core drilling programs and underground work were entered into a computerized database using Microsoft Excel and resource-generating software programs. The quality control and validation of the coded data included steps to ensure that the assay intervals and the sample locations were correct. To ensure accuracy of the database, all assays were coded and the data entry system automatically checked for interval overlaps. The coded assays were also printed and a visual inspection was completed for comparison with the original (logged) data sheets. The sample locations were validated with appropriate plotting and visual checks against the original sections and plans.

Core drilling was carried-out using North American service providers with the collection of BQ and NQ core. The portions of core to be analyzed were either split or sawed into two sections with one half submitted for analysis, the other half remaining in the core tray. All sampling procedures were carried-out on site.

Sampled core lengths were determined visually. All drill holes were logged, noting lithology, structure, alteration and mineralization. Core recovery was generally greater than 90%. Early in the exploration program, the samples had been sent via air cargo to several analytical laboratories; however, after the construction of the mill facility, the internal laboratory was used.

Core samples from Savage's 1997 drilling program and ScoZinc's 2004 drilling program were submitted to the Minerals Engineering Centre of Dalhousie University (formerly Technical University of Nova Scotia) ("MEC") in Halifax, Nova Scotia. The laboratory was not ISO accredited.

According to the MEC, the core sample preparation procedure was as follows. The samples were dried, and then crushed in one or more jaw crushers, depending on the original size, to under one-quarter inch. The sample was then split in a Jones riffle to a mass of 150-200 grams. The sample was then pulverized using a ring and puck pulverizor to 80% minus 200 mesh (75 microns). Then it was put into either a bag or a vial. Rejects were kept for 6 months.

The sample analysis procedure consisted of the following: one gram sample lots were digested with hydrochloric-nitric-hydrofluoric-perchloric acids. Elements were determined by Flame Atomic Absorption with detection limit of 1 ppm. Arsenic was determined by atomic absorption/hydride generation method.

Soil and rock samples may also be digested with aqua regia only to partially extract soluble elements. On a 10 gram sample, the detection limit is 0.1 ppm for base metals. The arsenic detection limit is 1 ppb on a 10 gram sample using the hydride generation atomic absorption technique.

Reference standards from CANMET were routinely used as internal checks on the accuracy of the analysis.

The sampling results were reviewed and verified that their types and density are adequate for establishing resources and reserves. The sampling results are representative of the mineralization. The available information and sample density allow a reliable estimate to be made of the size, tonnage and grade of the mineralization in accordance with the level of confidence established by the Mineral Resource categories in the CIM Standards.

A sample of 59 drill holes (4.3%) was selected for database validation. The collar locations, downhole survey data, geological logs and assay data in the database was compared against the original, written logs. In general, the data transfer from the original logs was of high quality and the database was considered a valid representation of the mineral deposit.

Verification sampling was carried-out on core samples from Savage's 1997 drilling campaign and ScoZinc's 2004 drilling program. Split, random, core samples were inspected and sampled from the site. All samples were taken from the remaining half core samples in the core boxes and were sawed in half reflecting a quarter core sample. The remaining quarter core was left in the core tray. The samples were packaged and shipped to ACA Howe's office in Toronto, then shipped to and analyzed by SGS Toronto. Verification assays closely agreed with the original assays.

(ix) Resources

The deposit is characterized by complex geometry and is difficult to model in terms of standard techniques. Lying along a "paleo-shoreline", it features repetitive changes in strike around a general trend of 060° azimuth, and with varying dip.

For resource calculation, the deposit was divided into two zones. The surface resource zone, south of Highway 224, includes lower grade, disseminated rock that is amenable to surface mining. The northeast underground zone lies north of the highway. It consists of higher-grade, dipping mineralization. It lacks the lower grade, disseminated rock, making underground mining more attractive.

For both the surface and northeast underground zones, manual interpretation was required to properly model the geology. The surface zones ore zones were differentiated into a high-grade massive sulphide zone and a low-grade disseminated zone. Drill-hole data and underground openings were then plotted on hard-copy plans at ten metre intervals, and interpretations of the high-grade zone, the low-grade and the hanging-wall "Trench" were produced. The cut-off grades that were for the high- grade and low-grades zones were 7% Zinc-equivalent and 2% Zinc-equivalent, respectively.

The surface zone's geometry made it difficult to incorporate the true spatial relationship of the samples for estimation purposes without the use of "unfolding" techniques that transform the sample data into another co-ordinate space that honours the spatial relationships. Variography and estimation were conducted in the transformed space, and the results are then back-transformed into the original space.

Equal length composites were prepared from uncut assay values in a two step process. Initial composite intervals were defined from the intercepts of the drill holes with the high-grade and low-grade 3D solids of the mineralized zone. Equal length composites of 1.5 metres were then generated within these intervals – 1.5 metres is approximately the average length of the assay intervals.

3D experimental correlograms were generated using the transformed (un-folded) zinc and lead composite data, for both low-grade and high-grade mineralized zones below an elevation of 490 metres. Separate 3D experimental correlograms were generated using un-transformed composite data for the low-grade mineralized zone above 490 metres elevation, where the deposit is essentially horizontal in attitude. Nested correlogram models comprising nugget effect and two spherical components were fitted to all experimental variograms.

No evidence of specific gravity test work was available. Therefore, a formula for specific gravity based on zinc and lead grades was used for the mineralized zones.

Two block models were constructed for interpolation purposes, a primary model in normal (un-transformed) space, and a secondary, smaller model in transformed space for interpolation of the un-folded data.

The standard ordinary kriging ("OK") procedure was used to interpolate zinc and lead block values in the flat lying portions of the deposit above 490 metres elevation. Separate interpolations of zinc and lead block values for the LG and HG zones were kriged in three passes using OK, the transformed composites and the correlograms generated from those composites.

Because it was determined that the northeast underground zone would be most profitably mined using underground mining methods, a cut-off grade of 5% zinc equivalent was used to outline the mineralization on sections spaced 50 metres apart. To permit mechanized mining, the minimum mining width and height were both 2.4 metres.
One contiguous body made up the northeast underground resources. To determine the quantity of material, the outline area on each section was multiplied by its strike length (50 metres) to determine the volume. That figure was multiplied by an average SG of 2.9 to determine mass. To determine grade, the length-weighted-average grade and the true width of each intercept was calculated. The average section grade was determined by calculating the true-length-weighted-average grade of all of the section's intercepts. The average true width of the intercepts was also calculated.

Undiluted surface and underground resources were estimated to be:

Table 12

Category	Volume (m^3)	SG	Tonnes	Zinc Grade	Lead Grade
Measured (Surface)	680,000	2.78	1,880,000	3.8%	1.6%
Indicated					
Surface	810,000	2.77	2,250,000	3.2%	1.4%
Underground[1]	381,000	2.90	1,110,000	6.6%	3.7%
Subtotal	1,190,000	2.82	3,360,000	4.3%	2.2%
(Surface and Underground) Measured + Indicated	1,870,000	2.80	5,240,000	4.1%	2.0%
Inferred	652,000	2.76	1,800,000	3.1%	1.1%

Notes:
1. Northeast Underground Zone
2. Undiluted Resources

To estimate the surface reserves, an optimized pit shell was generated from the block model utilizing Whittle 3.4 pit optimization software. Only blocks in the measured and indicated category were considered as mineralized for this exercise. A surface mine plan, complete with haul roads, was designed using the optimum pit shells as a guide.

Mine dilution and recovery values were estimated to be 15% and 90% respectively. These values were applied to the surface reserves and the northeast underground resources, resulting in the following reserve estimate:

Table 13

Category	Volume (m^3)	SG	Tonnes	Zinc Grade	Lead Grade
Proven Reserves (Surface)	630,000	2.78	1,750,000	3.2%	1.3%
Probably Reserves					
Surface	610,000	2.76	1,690,000	2.5%	1.0%
Underground	395,000	2.90	1,150,000	5.7%	3.2%
Subtotal	1,005,000	2.83	2,840,000	3.8%	1.9%
Total Proven and Probable Reserves (Surface and Underground)	1,635,000	2.81	4,590,000	3.6%	1.7%

Notes:
1. Dilution equals 15% and mining recovery equals 90%

(x) Mining Operations

For the first few years, mining is anticipated to be by surface methods using standard methods of drilling, blasting, and excavating using excavators and truck haulage. This equipment is anticipated to be leased from a local dealer. The pit is anticipated to have an oval shape with its long axis oriented along the northeast-southwest strike of the deposit.

To the northeast, the pit is constrained by Gays River and Highway 224. Gays River will be diverted slightly to allow the pit to expand toward the highway. This was incorporated in the project's environmental registration that was approved in 2000.

After the pit reaches an elevation of approximately 480 metres (approximately 50 metres depth), underground development can begin from a portal in the northeast end of the pit, extending along strike to the northeast.

For underground mining of the northeast zone, a main haulage drift is anticipated to be established on the 480 metre level. It will extend from the pit along strike to the northeast. It is anticipated to pass underneath the river but it will be entirely situated within the competent footwall quartzites. A second decline and portal will be located at the northeast end of the northeast zone to provide a second access for the underground workings.

As part of minimizing the operational and safety hazards posed by the hanging wall Trench clay, the groundwater table will be lowered below the active mine workings. The cut-and-fill mining method was chosen specifically to address the weak hanging wall issue. The mining method is a modified form of mechanized cut and fill mining. It is a combination of undercut and fill and conventional (overhand) cut and fill mining. It will be mechanized, meaning drill jumbos will do the development and production drilling. Load-Haul-Dump vehicles will muck the broken rock back to re-muck stockpile bays. In narrower stopes, slushers may be used to muck the broken rock. Underground dump trucks will haul the rock to surface.

When processing lower grade, carbonate ore, the mill performs well at production rates as high as 2,000 tonnes per day. A production rate of 2,000 tonnes per day is planned for the surface operation. Operating 350 days per year, that translates to 700,000 tonnes of ore per year. That translates to 85 tonnes of dry zinc concentrate per day (30,000 tonnes per year) with a concentrate grade of 60% zinc. The lead concentrate production rate will be 29 tonnes per day (10,000 tonnes per year) with a concentrate grade of 75% lead.

Stripping operations are anticipated to start in the third quarter of the first 12 months of the Offeror's ownership of ScoZinc (which 12 month period commenced July 6, 2006), or at the beginning of the fourth quarter of that first 12 month period. Milling will begin two months later, after a sufficient amount of material has been stockpiled.

Because of the higher grade of the underground ore, a production rate of 1,350 tonnes per day is planned for the underground operation. This is so as not to overwhelm the filtering and drying sections of the mill. Operating 350 days per year, that translates to 472,000 tonnes of ore per year. Because the grades are higher underground, zinc concentrate production during underground mining will increase, despite a slower mine production rate. The zinc concentrate production rate will be 115 tonnes of dry zinc concentrate per day (40,000 tonnes per year) with a concentrate grade of 60% zinc. The lead concentrate production rate will increase to 53 tonnes per day (18,600 tonnes per year) with a concentrate grade of 75% lead.

The on-site processing plant will concentrate zinc and lead in mineral form (sphalerite and galena, respectively). These separate concentrates will be sold to one or more outside smelters within North America or overseas. The Scotia Mine concentrate is high in grade without any penalty-attracting impurities. Currently, world-wide smelter capacity is under-utilized and the demand for concentrate exceeds what the mines can supply. Therefore, there should be no trouble selling the concentrate.

Reclamation will be an on-going process. The goal will be to minimize the overall land disturbance at any point in time. As much as possible, stripped waste rock and soil will be placed in their final resting places. After the mine is decommissioned, it was proposed to allow the pit to fill with ground and surface water to create a deep lake.

At the time the technical report was written, spot prices for zinc and lead were both at historically high levels. The zinc and lead spot prices were approximately US$3,590 (US$1.63 per pound) and US$1,156 per tonne (US$0.53 per pound) of refined metal, respectively. The prices of both metals were recovering from near-historic low levels experienced in 2002/2003, when zinc and lead spot prices were approximately US$ 800 and US$ 500 per tonne of refined metal, respectively.

The following economic and technical parameters were adopted for the base case economic scenario:

Item	Value
Zinc Spot Price	
(US$/lb)	1.10
Lead Spot Price	
(US$/lb)	0.40
Zinc Treatment Charge	
(US$/tonne)	170
Lead Treatment Charge	
(US$/tonne)	160
Exchange Rate (US$/$CAN)	0.86

For the base case economic scenario (US$1.10 per pound zinc, US$0.40 per pound lead, US$ 0.86 exchange rate), the payback period was 21 months. The surface operation will last almost 6 years. The underground operation will last more than 2 years for a total mine life of just over 8 years. The best possibility for extending the mine life lies with the adjacent Getty Deposit. There are also in-pit inferred resources that could potentially extend the surface mine life.

A sensitivity analysis was carried-out to determine the sensitivity of the project's profitability to changes in metal prices, mine dilution, grade, initial capital costs, operating costs and exchange rate. The profitability indicators that were observed were the project's net present value using a 8% discount rate and the project's internal rate of return. For both the surface and underground operations, the greatest risk for project profitability is metal price fluctuation. The best methods for controlling this risk are mining as quickly as possible and selling forward (hedging) while prices are high.

Water inflow to the underground workings provides a less quantifiable, technical risk to the underground portion of the project. The modified undercut-and-fill mining method that has been adopted for this deposit was designed for very poor ground conditions and offers the highest level of protection against potentially unstable ground. Other measures, such as lowering the groundwater table below the level of the mine workings, will also be taken to further alleviate the risk.

13.5 Description of Share Capital

The Offeror is authorized to issue an unlimited number of common shares and an unlimited number of preference shares. Holders of common shares are entitled to one vote per share at meetings of shareholders of the Offeror, to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of the Offeror upon its dissolution or winding-up, subject to the rights of shares having priority over the common shares.

There are 92,409,423 Acadian Shares issued and outstanding as of July 19, 2006 and 22,387,258 Acadian Shares reserved for issuance upon the due exercise of options, warrants and other rights to acquire Acadian Shares.

The Acadian Shares have been listed and posted for trading on the TSXV under the trading symbol "ADA" since March 26, 2003.

13.6 Capitalization of the Offeror

The following table sets forth the capitalization of the Offeror as at December 31, 2005 and March 31, 2006 and as at March 31, 2006 after giving effect to the issue of Acadian Shares pursuant to the Offer:

	As at December 31, 2005 (audited)	As at March 31, 2006 (unaudited)	Pro Forma Consolidated with Royal Roads, as at March 31, 2006 After Giving Effect to the Offer (unaudited)
Long-term debt			
Shareholders' equity			
Authorized	unlimited	unlimited	unlimited
Share capital	10,401,965	10,839,177	16,161,024
Contributed surplus	89,146	89,146	89,146
Deficit	(1,436,349)	(1,542,593)	(1,550,712)
Total shareholders' equity	$9,054,762	$9,385,730	$14,699,458

Assumptions:

2. The issuance of 700,000 Royal Roads Shares on the exercise of "in the money" options to purchase Royal Roads Shares at $0.10 and the issuance of 250,000 Royal Roads Shares on the exercise of "in the money" options to purchase Royal Roads Shares at $0.12 for aggregate proceeds $100,000.
3. The issue of 12,492,598 Acadian Shares to Royal Roads Shareholders in exchange for Royal Roads Shares (i.e. 80% on a fully diluted basis).
4. The payment of estimated transaction costs of $250,000, net of future tax recoveries.
5. An increase in unallocated purchase price to reflect the balance of consideration paid.

13.7 Selected Financial Information

(a) *Annual Information*

The following selected financial data for the Offeror is based upon, and should be read in conjunction with, the more detailed financial information appearing in its audited comparative consolidated financial statements as at and for the fiscal years ended December 31, 2005, December 31, 2004, and December 31, 2003, together with the auditor's report thereon and the notes thereto and management's discussion and analysis in respect thereof contained in Schedule A to this Circular.

	Summary Financial Data Year ended December 31		
	2005	2004	2003
Consolidated Statements of Operations			
Revenue	26,633	31,276	8,571
Expenditures	1,001,607	581,719	382,404
Net loss	(570,474)	(347,443)	(373,833)
Loss per share - Basic and diluted	(0.01)	(0.01)	(0.02)
Shares outstanding as of the end of the period	62,839,090	46,903,521	35,030,462
Consolidated Balance Sheets			
Total assets	9,772,992	6,738,445	4,940,296
Shareholders' equity	9,054,762	6,252,811	4,536,293
Share capital	10,401,965	7,029,540	4,997,225

(b) *Quarterly Information*

The following selected financial data for the Offeror is based upon, and should be read in conjunction with, the more-detailed financial information appearing in its unaudited consolidated financial statements for the three month period March 31, 2006, and the notes thereto and management's discussion and analysis in respect thereof contained in Schedule B to this Information Circular.

	Summary Financial Data Three-months ended March 31,	
	2006	2005
Consolidated Statements of Operations		
Revenue	19,175	9,828
Expenditures	178,919	178,537
Net loss	(106,244)	(108,709)
Net loss per share - basic and diluted	(0.002)	(0.002)
Shares outstanding as of the end of the period	64,371,953	48,009,716
Consolidated Balance Sheets		
Total assets	9,951,775	6,814,000
Share capital	10,839,177	7,272,630
Shareholders' equity	9,385,730	6,387,192

(c) *Dividend Policy*

The Offeror has not declared or paid any dividends on the Acadian Shares since its incorporation. Any decision to pay dividends on the Acadian Shares will be made by the board of directors of the Offeror on the basis of the corporation's earnings, financial requirements and other conditions existing at such future time.

13.8 Options to Purchase Shares

The table below provides details of the outstanding options to purchase Acadian Shares held by the directors and executive officers of the Offeror as at July 19, 2006.

Name	Position	Number of Options	Expiry Date	Exercise Price
Jascha Boge	Director	111,000	Dec. 18, 2008	$0.35
		300,000	April 16, 2011	$0.71
James Borland	Director	111,000	Dec. 18, 2008	$0.35
		300,000	April 16, 2011	$0.71
Terence F. Coughlan	Director, Vice-President	200,000	Dec. 18, 2008	$0.35
		200,000	Feb. 16, 2009	$0.38
		475,000	Oct. 26, 2009	$0.20
		300,000	April 16, 2011	$0.71
Herman Felderhof	Director	200,000	May 9, 2008	$0.20
		300,000	April 16, 2011	$0.71
G. William Felderhof	Director, President and Chief Executive Officer	750,000	Dec. 18, 2008	$0.35
		300,000	April 16, 2011	$0.71
Edmund Merringer	Asst. Corporate Secretary	50,000	May 9, 2008	$0.20
John Rawding	Chief Financial Officer	100,000	May 9, 2008	$0.20

As at July 17, 2006, the Offeror's employees and consultants, excluding the above, as a group, owned, directly and indirectly, 330,000 options to purchase Acadian Shares. The options are exercisable until May 9, 2008 at an exercise price of $0.20 per Acadian Share.

13.9 Prior Sales

During the 12 months ended July 19, 2006, the following common shares of the Offeror have been issued:

Date of Issuance	Number of Acadian Shares Issued	Issue Price Per the Offeror Share	Comment
October, 2005	1,850,000	$0.27	Private Placement
	55,000	$0.27	Broker Compensation
November 2005	2,300,000	$0.25	Private Placement
December 2005	10,323,555	$0.25 and $0.27	Private Placement
	54,562	$0.27	Warrant Exercise
January, 2006	815,047	$0.35	Warrant Exercise
	28,819	$0.27	Warrant Exercise
	1,796	$0.25	Warrant Exercise
	50,000	$0.20	Option Exercise
February, 2006	128,024	$0.25	Warrant Exercise
March, 2006	44,500	$0.10	Option Exercise
	185,000	$0.25	Warrant Exercise
	30,000	$0.53	Property Option Agreement
	100,000	$0.55	Property Agreement
April, 2006	1,349,500	$0.27	Warrant Exercise
	20,000,000	$0.50	Private Placement
	4,153,847	$0.65	Private Placement
May, 2006	20,000	$0.20	Option Exercise
	15,000	$0.25	Warrant Exercise
	119,445	$0.27	Warrant Exercise
	7,000	$0.35	Warrant Exercise
June, 2006	171,900	$0.25	Warrant Exercise
	2,200,778	$0.27	Warrant Exercise

13.10 Trading in Acadian Shares

The common shares of the Offeror have been listed and posted for trading on the TSXV under the trading symbol "ADA" since March 26, 2003. The following table sets forth the reported high and low sale prices and the trading volumes for the its common shares for the periods indicated as reported by sources the Offeror believes to be reliable.

	Price Range ($)		
Period	**High**	**Low**	**Trading Volume**
2006			
January	0.58	0.37	6,584,056
February	0.62	0.42	3,129,684
March	0.60	0.46	4,406,757
April	0.75	0.53	7,114,544
May	0.60	0.44	3,521,217
June	0.54	0.32	2,698,611
July 1-17	0.54	0.49	793,060

On June 20, 2006, being the effective date of the Support Agreement, the closing trading price of the Acadian Shares on the TSXV was $0.426. On June 26, 2006, the last trading prior to the public announcement of the Offer, the closing trading price of the Acadian Shares on the TSXV was $0.520.

13.11 Escrowed Securities

There are currently 133,332 Acadian Shares subject to an escrow agreement among the Offeror, Erdene and Borden Ladner Gervais LLP in connection with the Offeror's acquisition in March 2004 from Erdene of Exploration Licenses No. 04352 controlling 77 mineral claims which form part of the Tangier Project, which will be released as set forth below:

Shareholder	Escrow Release Date	Number of Acadian Shares to be Released	Percentage of Class
Erdene	September 15, 2006	66,666	0.07%
Erdene	March 17, 2007	66,666	0.07%

13.12 Ownership of Shares By Principal Shareholders

To the best of the knowledge of the directors and officers of the Offeror, no person or company beneficially owns, directly or indirectly, or exercises control or discretion over, Acadian Shares carrying more than 10% or more of the voting rights attached to Acadian Shares, as of July 19, 2006.

13.13 Directors and Officers

The name, municipality of residence, position held with the Offeror and principal occupation during the last five years of each of the directors and senior officers of the Offeror are as follows:

(a) *Profiles*

Name and Municipality of Residence	Position and Date	Principal Occupation During Last Five Years
G. William Felderhof Trenton, Nova Scotia	President, Chief Executive Officer and Director since 2003	President and Chief Executive Officer of the Offeror since 2003. President and Director of Votix Corporation Limited. From 1998 to 2002, Director of Lynx Minerals Corporation, a private Canadian controlled corporation.
Jascha Boge(1)(2) Winnipeg, Manitoba	Director since 2000	Professional Engineer. President of Saturn Holdings Ltd. Director and former President of Langreen (1984) Ltd. Since 2000, President and Director of Crosstown Credit Union Ltd., a Manitoba Credit Union.
James S. Borland(1)(2) Toronto, Ontario	Director since 2000	Since 1998 President of Borland, Levand & Associates, a firm that provides management services to clients in the mineral resources sector.

		From November 2000 to March 2003 President and Chief Executive Officer of the Offeror.
Terence F. Coughlan Dartmouth, Nova Scotia	Director and Vice-President since 2003	Vice President of the Corporation. From 1996 to December 2003, Vice-President and Director of Gammon Lake Resources Inc., a mineral exploration company which trades on the TSX and AMEX.
Herman C. Felderhof[(1)(2)] New Glasgow, Nova Scotia	Director since 2003	Senior Crown Counsel, Public Prosecution Service, Province of Nova Scotia.
D. Suzan Frazer Halifax, Nova Scotia	Corporate Secretary	Partner, McInnes Cooper, a law firm.
Edmund F. Merringer Toronto, Ontario	Assistant Corporate Secretary	Partner, Borden Ladner Gervais LLP, a law firm.
John Rawding New Glasgow, Nova Scotia	Chief Financial Officer	Partner, William Rawding MacDonald LLP, Chartered Accountants

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

The term of office of each director will be until the next annual meeting of the shareholders of the Offeror or until the position is otherwise vacated.

As at July 19, 2006, the directors and executive officers of the Offeror, as a group, owned, directly and indirectly, 9,271,236 Acadian Shares or approximately 10.032% of the issued and outstanding common shares of the Offeror. Assuming the exercise of all securities exercisable into Acadian Shares which are owned by directors and officers, the directors and officers of the Offeror, as a group, would own, directly or indirectly, 12,980,736 Acadian Shares, or approximately 12.316% of the then issued and outstanding Acadian Shares (assuming no other issuances of Acadian Shares). On the assumption, as set forth in the Unaudited Consolidated Pro Forma Financial Statements of the Offeror attached as Schedule "C" to this Circular, that 80% of the Royal Roads Shares (on a fully diluted basis) will be tendered to the Offer, following the issuance of 12,492,598 Acadian Shares pursuant to the completion of the Offer, these percentages would be 8.837% and 11.011% respectively.

(b) *Conflicts of Interest*

Certain directors of the Offeror are associated with other companies, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the Offeror are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Offeror.

13.14 Executive Compensation

(a) *Compensation of Directors*

The directors of the Offeror do not receive fees or other such compensation in their capacities as directors, other than stock options granted pursuant to the Offeror's Incentive Stock Option Plan. No stock options were granted to any of the directors during the Offeror's most recently completed financial year. Directors are entitled to be reimbursed for travel and other out-of-pocket expenses incurred for attendance at directors' meetings.

From time to time directors may be retained to provide specific services to the Offeror and will be compensated for services provided to the Offeror as consultants or experts on the same basis and at the same rate as would be payable if such services were provided by a third party, arm's length service provider. During the year ended December 31, 2005, the Offeror paid $101,861 to Votix Corporation Limited, a company controlled by G. William Felderhof, for management services provided by Mr. Felderhof. (See "*Summary Compensation Table*" below).

(b) *Executive Compensation*

The following sets forth all annual and long-term compensation for services in all capacities to the Offeror paid to the Offeror's President and Chief Executive Officer and the Chief Financial Officer ("Named Executives") for the periods ended December 31, 2005, December 31, 2004 and December 31, 2003. No executive officer of the Offeror (or any other individual) earned in excess of $150,000 during the Offeror's most recently completed financial year. The information provided below includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods for the Named Executives.

(i) Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
G. William Felderhof, President & CEO[(1)]	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 750,000	Nil Nil Nil	Nil Nil Nil	$101,861[(3)] $107,751[(3)] $30,000[(3)]
John Rawding, CFO[(2)]	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$34,035[(4)] $17,388[(4)] $13,458[(4)]

Notes:

(1) Mr. Felderhof was appointed President and Chief Executive Officer of the Offeror effective March 14, 2003.

(2) Mr. Rawding was appointed Chief Financial Officer of the Offeror effective March 14, 2003.

(3) Until December 31, 2005, Mr. Felderhof was compensated pursuant to a consulting arrangement whereby Votix Corporation Limited, a company controlled by Mr. Felderhof, was paid a monthly fee for management services provided by Mr. Felderhof. Effective January 1, 2006, Mr. Felderhof became an employee of the Offeror. In 2003, 2004 and 2005, the compensation paid to Votix Corporation Ltd. amounted to $30,000, $107,751 and $101,861, respectively.

(4) Mr. Rawding does not receive compensation as an officer of the Offeror; however, the firm of Williams Rawding MacDonald LLP, Chartered Accountants, received $13,458, $17,388 and $34,035 in 2003, 2004 and 2005, respectively, for professional services provided by Mr. Rawding. Mr. Rawding, CA, is a partner in Williams Rawding MacDonald LLP.

(ii) Option Grants During the Most Recently Completed Financial Year

The Offeror did not grant any options to the Named Executives during the most recently completed financial year.

(iii) Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

No stock options were exercised in respect of Acadian Shares by any Named Executive during the fiscal year ended December 31, 2005. The following table sets forth the value of outstanding options held by the Named Executives as of December 31, 2005. The value of unexercised in-the-money options at fiscal year end is the difference between the fair market value of the Acadian Shares on December 31, 2005 which was $0.41 and the exercise price of the options.

Named Executive	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Dec. 31, 2005 (#)		Value of Unexercised In-the-Money Options/SARs at Dec. 31, 2005 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
G. William Felderhof, President & CEO	Nil	N/A	750,000	Nil	$45,000	N/A
John Rawding, CFO	Nil	N/A	100,000	Nil	$21,000	N/A

(iv) Termination of Employment, Change in Responsibilities and Employment Contracts

The Offeror has not entered into any compensatory plan, contract or arrangement which were in existence at the end of the most recently completed financial year, including any such arrangements where a Named Executive is entitled to receive compensation in the event of resignation, retirement or any other termination, a change of control of the Offeror, or a change in the Named Executives' responsibilities following a change in control.

(c) *Interests of Certain Officers*

D. Suzan Frazer, Corporate Secretary to the Offeror, is a partner at McInnes Cooper, Barristers, Solicitors & Trademark Agents, Halifax, Nova Scotia, which provides legal services to the Offeror from time to time at competitive rates. Edmund Merringer, Assistant Corporate Secretary, is a partner at Borden Ladner Gervais, LLP, Barristers & Solicitors, which has provided legal services to the Offeror in the past at competitive rates.

13.15 Indebtedness of Directors and Executive Officers

None of the current or former directors, senior officers or employees of the Offeror, or associates or affiliates of a director or senior officer of the Offeror, have been indebted to the Offeror or its subsidiary at any time since the beginning of the last completed financial year of the Offeror, other than "Routine Indebtedness" as that term is defined in applicable securities legislation.

13.16 Risk Factors

The Offeror has identified the following potentially significant inherent risks and uncertainties of its business and its present stage of development. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Offeror in the future.

(a) *Risks and Uncertainties of Mineral Exploration and Development Projects*

The principal business of the Offeror is the exploration and development of gold, lead and zinc properties, primarily in Nova Scotia. Mineral exploration is highly speculative in nature, involving many risks. There is no assurance that the Offeror's exploration efforts will be successful or that economic deposits will be found. Success in establishing reserves is a result of a number of factors, including the quality of the Offeror's management, its level of geological and technical expertise, the quality of land available for exploration and other factors. The chances of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Offeror will be successful.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial capital expenditures are required to establish proven and probably reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals for the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

(b) *Gold, Lead and Zinc Price and Volume Risks*

External factors such as mineral prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so. It is impossible to predict with any degree of certainty the future direction of these factors and the impact that they will have on the Offeror's operations. Commodity prices fluctuate on a daily basis and are affected by a number of factors beyond the control of the Offeror. The Offeror monitors supply/demand conditions which affect world commodity prices.

(c) *Financing Risks*

The ability of the Offeror to raise capital is largely dependent on movements in the price of gold and zinc. If, as a result of a sustained decline in gold and/or zinc prices, financing is not available to meet the Offeror's operating costs, the feasibility of continuing operations would be evaluated and, if warranted, discontinued.

(d) *Licenses and Permits*

The operations of the Offeror require licences and permits from various government authorities. The Offeror believes that it holds all necessary licences and permits under applicable laws and regulations and believes that it is complying in all material respects with the terms of such licences and permits; however, the terms of such licences and permits are subject to change in various circumstances. There can be no guarantee that the Offeror will be able to obtain or maintain all necessary licences or permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

(e) *Environmental Risk*

Both exploration programs and potential future mining operations are subject to a number of environmental regulations. The Offeror intends to comply fully with all applicable legislation and regulations in the jurisdictions in which it operates. Compliance with these regulations may significantly delay the Offeror from carrying on its business and/or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Offeror or prevent it from continuing operations.

13.17 Legal Proceedings

To the knowledge of the management of the Offeror, the Offeror is not a party to, nor are any of the Offeror's properties subject to, any material legal proceedings; however, the Offeror is aware that ScoZinc is subject to the following:

(a) charges laid against it under the *Occupational Heath and Safety Act* (Nova Scotia) related to the commencement of activities at a surface mine without notifying the Director of Occupational Health and Safety; and

(b) a demand by Nova Scotia Business Inc., made by letter on November 16, 2005, that ScoZinc effect a clean-up of certain alleged environmental contamination at a warehouse in Sheet Harbour, Nova Scotia, which is not understood to be material.

The Offeror has secured an indemnification from HudBay Minerals Inc. in connection with both of these matters pursuant to the terms of the agreement of purchase and sale dated as of June 6, 2006 pursuant to which the Offeror acquired ScoZinc.

13.18 Interest of Management and Others in Material Transactions

None of the directors or executive officers of the Offeror, or principal shareholders of the Offeror, or associates or affiliates of any of these persons, has any material interest, direct or indirect, in any transaction within the three years before the date of the Circular or in any proposed transaction which, in either case, has materially affected or would materially affect the Offeror, except as follows:

(a) in August 2004, the Offeror acquired all of the issued and outstanding shares of Goldenville Mining Corporation from D.S. MacLeod and Votix Corporation Limited, of which G. William Felderhof is a shareholder and director; and

(b) in December 2004, the Offeror acquired the Mitchell Lake claims from the spouse of Terence F. Coughlan, a director of the Offeror.

13.19 Auditor, Registrar and Transfer Agent

The auditor of the Offeror is Wasserman Ramsay, Chartered Accountants, Toronto, Ontario. CIBC Mellon Trust Company, at its principal offices in Halifax, Nova Scotia is the registrar and transfer agent for the Acadian Shares.

13.20 Material Contracts

Other than contracts entered into in the ordinary course of business, the Offeror has not entered into any material contracts within the last two years prior to July 17, 2006.

14.0 Royal Roads Corp.

14.1 Name and Incorporation

Royal Roads is a Calgary based corporation amalgamated under the ABCA.

The head office of Royal Roads is located at Suite 610, 2424 4th Street S.W., Calgary, Alberta T2S 2T4 and the registered office of Royal Roads is located at 1000 Canterra Tower, 400-3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

14.2 Royal Roads Shares

Royal Roads is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. As at July 17, 2006, there were 38,089,369 Royal Roads Shares, 1,112,500 options and warrants to acquire Royal Roads Shares and no preferred shares outstanding. The Royal Roads Shares are listed on the TSXV under the trading symbol "RRO".

14.3 Recommendation of the Board of Directors of Royal Roads

The Offeror has been advised by Royal Roads and Royal Roads has confirmed in the Support Agreement, that its Board has unanimously agreed to recommend that holders of Royal Roads Shares accept the Offer.

14.4 Dividend Record of Royal Roads

Based on publicly available information, the Offeror believes that during the two years preceding the date of the Offer, Royal Roads has not paid a dividend in respect of the Royal Roads Shares.

14.5 Price Range and Trading Volume of Royal Roads Shares

The Royal Roads Shares are listed and posted for trading on the TSXV under the trading symbol "RRO". The trading price of the Royal Roads Shares on June 20, 2006, the day the Support Agreement was entered into was $0.126. The market price range and the volume of trading of the Royal Roads Shares on the TSXV during the periods indicated preceding the date of the Offer as reported in stock exchange publications and other sources believed reliable have been as follows:

	Price Range ($)		
Period - 2006	High	Low	Trading Volume
January	0.180	0.100	161,500
February	0.190	0.105	216,500
March	0.160	0.140	112,500
April	0.200	0.160	57,500
May	0.200	0.130	200,300
June	0.195	0.120	251,800
July 1-17	0.210	0.180	205,000

14.6 Effect of the Offer on Market and Listing

The purchase of Royal Roads Shares by the Offeror pursuant to the Offer will reduce the number of such shares that might otherwise trade publicly and will reduce the number of holders of such shares. This could adversely affect the liquidity and market value of the remaining Royal Roads Shares held by the public. If the number and distribution of publicly held Royal Roads Shares no longer meets with the criteria for continued listing on the TSXV, it is anticipated that an application to the TSXV will promptly be made by the Offeror to keep the Royal Roads Shares listed until such time as the Offeror is able to complete an equity financing on a private placement basis in order to meet the criteria for continued listing of Royal Roads on the TSXV, although there is no assurance that such application will be granted or for how long.

After the purchase of the Royal Roads Shares under the Offer, Royal Roads will continue to be subject to the public reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada.

15.0 Pro Forma Financial Information

For pro forma financial information for the Offeror after giving effect to the proposed acquisition of Royal Roads, see Schedule C - "Unaudited Consolidated Pro Forma Financial Statements of the Offeror".

16.0 Interests of Experts

Certain legal matters on behalf of the Offeror will be passed upon by, and the opinions contained under Section 5.0 of the Circular, "Canadian Federal Income Tax Considerations" have been provided by, McInnes Cooper, Halifax, Nova Scotia, counsel to the Offeror. None of the partners and associates of McInnes Cooper who participated in, or were in a position to directly influence any statement made in this Circular, beneficially own, directly or indirectly, Acadian Shares.

17.0 Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides security holders of Royal Roads with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders of Royal Roads should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF SOLICITORS

To: Acadian Gold Corporation

We hereby consent to the reference to our opinion contained under the heading "Canadian Federal Income Tax Considerations" in Section 5.0 of the Circular accompanying the Offer dated July 19, 2006 made by Acadian Gold Corporation to the shareholders of Royal Roads Corp.

July 19, 2006
Halifax, Nova Scotia

"*Signed*"
MCINNES COOPER
Barristers and Solicitors

AUDITOR'S CONSENT

To: Acadian Gold Corporation (the "Offeror")

We have read the Offer and the Circular dated July 19, 2006. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation in the Circular of our report to the shareholders of the Offeror on the consolidated balance sheets of the Offeror as at December 31, 2005 and as at December 31, 2004 and the statements of operations, deficit and cash flows for the years then ended. Our report is dated April 10, 2006.

We also consent to the incorporation in the Circular of our report to the shareholders of the Offeror on the consolidated balance sheets of the Offeror as at December 31, 2004 and as at December 31, 2003 and the statements of operations, deficit and cash flows for the years then ended. Our report is dated April 6, 2005.

We also consent to the incorporation in the Circular of our compilation report to the board of directors of the Offeror on the unaudited pro forma consolidated balance sheet of the Offeror as at March 31, 2006 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005. Our report is dated July 17, 2006.

"*Signed*"
Wasserman Ramsay
Chartered Accountants

July 19, 2006
Toronto, Ontario

APPROVAL AND CERTIFICATE
ACADIAN GOLD CORPORATION

July 19, 2006

The contents of the Offer and this Circular have been approved, and the sending, communication or delivery thereof to the holders of Royal Roads Shares has been authorized, by the board of directors of ACADIAN GOLD CORPORATION.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

G. William Felderhof President and CEO	John Rawding Chief Financial Officer

On behalf of the Board of Directors

James Borland Director	Terence F. Coughlan Director

SCHEDULE A

AUDITED FINANCIAL STATEMENTS OF THE OFFEROR FOR THE YEARS ENDED DECEMBER 31, 2005, DECEMBER 31, 2004, AND DECEMBER 31, 2003 AND MANAGEMENT'S DISCUSSION AND ANALYSIS THEREOF

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

AUDITORS' REPORT



5140 Yonge Street, Suite 2250, Toronto, Ontario, Canada M2N 6L7
Tel. (416) 226-4631 Fax (416) 226-9562
email: wram@wassermanramsay.ca

To the Shareholders of
Acadian Gold Corporation:

We have audited the balance sheets of Acadian Gold Corporation as at December 31, 2005 and 2004 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
April 10, 2006

Wasserman Ramsay
Chartered Accountants

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Current:		
Cash and cash equivalents	$ 2,439,080	$ 1,412,552
Promissory note receivable *(Note 4)*	1	1
G.S.T. receivable	110,427	63,245
Prepaid expenses and deposits	19,632	10,329
	2,569,140	1,486,127
Cash - flow-through funds *(Note 3)*	796,608	590,000
Property, plant and equipment *(Note 5)*	108,211	41,675
Deposit on acquisition *(Note 13)*	11,130	-
Mineral resource properties *(Note 6)*	6,287,903	4,620,643
	$9,772,992	$6,738,445
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 483,230	$ 218,634
Future income taxes *(Note 10)*	235,000	267,000
SHAREHOLDERS' EQUITY		
Capital stock *(Note 7)*	10,401,965	7,029,540
Contributed surplus *(Note 12)*	89,146	89,146
Deficit	(1,436,349)	(865,875)
	9,054,762	6,252,811
	$9,772,992	$6,738,445

See Incorporation and Nature of business (Note 1)

Approved on behalf of the Board:

(signed) "Will Felderhof"
Will Felderhof, Director

(signed) "Terrence F. Coughlan"
Terrence F. Coughlan, Director

The accompanying notes form an integral part of these financial statements

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Interest income	$ 26,633	$ 31,276
Expenses		
Professional fees	135,880	114,157
Depreciation	15,908	9,623
Management and consulting fees *(Note 8)*	116,668	108,702
Office and general	66,033	56,202
Rent	21,950	19,223
Promotion, travel and entertainment	96,244	38,261
Filing fees	24,322	22,795
Investor relations and shareholder information	65,615	71,033
Stock-based compensation expense *(Note 7)*	-	31,646
Transfer agent fees	13,080	12,469
Travel	29,048	67,108
Write off of mining properties *(Note 6)*	416,859	30,500
	1,001,607	581,719
Net loss for the year before income tax	(974,974)	(550,443)
Future income tax	(404,500)	(203,000)
Net loss for the year	**(570,474)**	**(347,443)**
Loss per share - basic and diluted	**$ (0.01)**	**$ (0.01)**
Weighted average number of shares outstanding - basic and diluted	**48,956,658**	**37,548,863**

STATEMENTS OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Deficit, beginning of year	$ (865,875)	$ (518,432)
Net loss for the year	(570,474)	(347,443)
Deficit, end of year	**$ (1,436,349)**	**$ (865,875)**

The accompanying notes form an integral part of these financial statements

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	2005	2004
Cash was provided by (used in) the following activities:		
Operating		
Net loss for the year	$ (570,474)	$ (347,443)
Item not requiring an outlay of cash:		
Depreciation	15,908	9,623
Future income tax	(404,500)	(203,000)
Write off of mining properties	416,859	30,500
Stock-based compensation	-	31,646
Net change in non-cash working capital items *(Note 11)*	208,111	74,008
	(334,096)	**(404,666)**
Investing		
Deposit on acquisition	(11,130)	-
Expenditures on mineral resource properties	(1,813,369)	(2,008,193)
Purchase of Property, plant and equipment	(82,444)	(20,392)
	(1,906,943)	**(2,028,585)**
Financing		
Issuance of common shares for cash	3,622,962	2,222,968
Issuance of share purchase warrants for cash	126,300	29,634
Less: share issue costs	(275,087)	(532,287)
Net change in Flow-through funds	(206,608)	845,572
	3,267,567	**2,565,887**
Net change in cash and cash equivalents for the year	1,026,528	132,636
Cash and cash equivalents, beginning of the year	1,412,552	1,279,916
Cash and cash equivalents, end of the year	**$ 2,439,080**	**$ 1,412,552**

The accompanying notes form an integral part of these financial statements

1. Incorporation and nature of business:

Acadian Gold Corporation (the "Company") was incorporated under the The Corporations Act (Manitoba) on and was continued under the provisions of the Canada Business Corporations Act. The Company is engaged in the exploration and development of mineral resource properties in eastern Canada.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2. Accounting policies:

The financial statements of Acadian Gold Corporation [the "Company"] have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

(a) **Mining interests and deferred exploration expenditures:**

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis. Should the properties be abandoned or be determined to be economically unfeasible they will be written off in their entirety.

(b) **Property, plant and equipment:**

Property, plant and equipment are recorded at cost. Depreciation is provided for using the declining balance method at the following annual rates (in the year of acquisition one-half of the calculated depreciation is recognized):

Vehicles	30%
Building	5%
Office fixtures and computer equipment	20%

(c) **Stock based compensation:**

The Company has a stock-based compensation plan that is described in Note 7. The CICA Handbook, Section 3870, establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments for goods and or services. The Section requires that awards of stock be measured at fair value.

(d) **Earnings per share:**

The Company has adopted the new recommendations of the CICA Handbook section 3500, Earning per Share ("EPS"). The revised section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the new recommendations require the use of the treasury stock method to compute the dilutive effects of options, warrants and similar instruments as opposed to the previous method used which was the imputed earnings approach. The section also requires the disclosure of a reconciliation of the calculation of basic and diluted EPS.

(e) **Flow-though shares:**

The Company accounts for the future income tax effect of flow-through share offerings as laid out in Emerging Issues Committee ("EIC") 146. As required under EIC 146 the future income tax effect of the flow-through offering is recognized as a share issue expense in the period in which the expenditures are renounced under the provision of the Income Tax Act.

(f) **Reclamation and Closure Costs**

Effective January 1, 2004, the Company adopted CICA 3110, "Asset Retirement Obligations" which requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The estimates used in the valuations are based primarily on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

An obligation has not been recorded with respect to asset retirement obligations (i.e. environmental remediation) for the Company's exploration and development properties. This is based on the fact that the mining and processing activities that give rise to the legal obligation have not yet occurred and/or the environmental disturbance which has occurred is not yet significant.

(g) **Long-lived assets**

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.

(h) **Financial instruments**

The Company's financial instruments recognized in the balance sheet consists of GST receivable, promissory note receivable, prepaid expenses and deposits and all current liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(i) **Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3. Cash - flow-through funds

As disclosed in Note 7, the Company has raised funds on flow-through offerings during the current and prior years. During the current year the Company raised $1,387,680 pursuant to the issuance of 5,139,555 flow-through common shares at $0.27 per share. These funds are required to be expended on Canadian Exploration Expenditures ("CEE"). Of the total amount raised $591,072 had been expended on CEE by December 31, 2005 leaving a balance to be spent of $796,608. It is the Company's intention to expend these funds in the coming fiscal year. During the prior year the Company raised $590,000 in flow-through funds which were expended on CEE in the current year.

The funds raised under the flow-through offerings and not spent by year end are not available for working capital purposes and are therefore shown separately.

4. Promissory note receivable

The Company signed a letter of intent with Capco Health Group Inc. ("Capco") on July 12, 2001 in which the Company agreed to enter into a share exchange agreement. On August 1, 2001 the agreement was cancelled.

As part of the agreement the Company had advanced $25,000 to Capco in return for a promissory note, due December 31, 2001, in the same amount guaranteed personally by one of the principals of Capco. Capco is in default under the terms of the promissory note. The Company intends to vigorously pursue collection of this loan but, for accounting purposes, had provided for all but a nominal amount in a prior year.

5. Property, plant and equipment

	Cost	Accumulated Depreciation	2005 Net	2004 Net
Land	$ 20,000	$ -	$ 20,000	$ -
Building	42,148	-	42,148	-
Automotive equipment	26,750	20,632	6,118	4,958
Office fixtures and computer equipment	42,421	2,475	39,946	36,717
	$131,319	$ 23,107	$108,212	$41,675

6. Mineral resource properties

Mineral resource properties consists of the following:

	Forest Hill	Beaver Dam	Tangier	Goldenville	Tetagouche	Other	Total
Claim cost	$ 916,748	$ 550,000	$ 212,057	$ 215,636	$ 159,000	$ 109,999	$ 2,163,440
Deferred exploration	1,773,119	122,045	114,038	134,923	200,304	112,774	2,457,203
Balance December 31, 2004	2,689,867	672,045	326,095	350,559	359,304	222,773	4,620,643
Claim cost	425,800	-	8,880	(38,965)	12,681	42,980	451,376
Deferred exploration	258,052	942,031	96,799	199,032	44,874	91,955	1,632,743
Write off	-	-	-	-	(416,859)	-	(416,859)
Balance December 31, 2005	$ 3,373,719	$ 1,614,076	$ 431,774	$ 510,626	$ -	$ 357,708	$ 6,287,903

NOVA SCOTIA PROPERTIES:

Forest Hill Claims

Certain claims were acquired in 2004 for 6,875,000 common shares of the Company at a deemed price of $0.08 per share for total deemed consideration of $550,000. In addition, the Company has recognized a future tax liability in the amount of $112,300 related to the acquisition of this asset. Under the provisions of the CICA Handbook this amount has been added to the value of the property acquired.

The Company completed the acquisition of this property from the original optionor during 2005 with the issue of 1,106,195 common shares at a deemed price of $.226 for total deemed consideration of $250,000, a cash payment of $100,000 and a $75,000 note payable March 31, 2006 .

Tangier Claims

In 2004 the Company completed the acquisition of a 100% interest in the Tangier gold property comprising 77 mineral claims in Nova Scotia. The purchase consideration was 500,000 common shares valued at $0.42 per share and 100,000 warrants to purchase 100,000 common shares at an exercise price of $0.50 per share for a period of 2 years following closing. The Vendor of the property retains the right, for a two year period, to buy back a 30% interest in the property by paying to the Company the greater of: (i) 30% of the exploration expenditures incurred by the Company on the property during the period, or, (ii) $63,000 in cash.

The 100,000 common share warrants expired subsequent to the year end and the Company bought out the 30% buy back agreement on March 10, 2006 with the issue of 100,000 shares at an agreed value of $.46 each.

Goldenville Claims

During 2004 the Company acquired a 100% interest in a company 50% owned by a senior officer and director of the Company. The acquired company's assets were interests in numerous mining claims in Nova Scotia. The purchase price paid was $291,000 (including assumed liabilities). The excess purchase price over the net value of assets acquired of approximately $43,000 was allocated to the mineral properties acquired. The acquired company was wound up into the Company in December 2004.

On December 14, 2004 the Company acquired, from an individual related to a senior officer and director, a mineral property in Guysborough County, Nova Scotia. These claims are contiguous to the claims noted in the paragraph above. Consideration paid for this mineral claim was $10,000 in cash and the assumption of the 1% NSR on the property. The NSR can be purchased from the original vendor for $150,000 at the Company's discretion.

Beaver Dam Claims

The claim was acquired in 2004 for 6,875,000 common shares of the Company at a deemed price of $0.08 per share for total deemed consideration of $550,000. In addition, the Company has recognized a future tax liability in the amount of $112,300 related to the acquisition of this asset. Under the provisions of the CICA Handbook this amount has been added to the value of the property acquired.

The property is 100% owned by the Company. Certain claims within the property are subject to a sliding scale net smelter royalty ranging between 0.5% to 3.0% to a third party based on the grade of ore shipped to the mill. Certain other claims are subject to a 1% net smelter royalty to a third party.

NEW BRUNSWICK PROPERTIES

The claims in New Brunswick, with the exception of the Middle River property, were abandoned during the year, the Company has met all it's known commercial and regulatory obligations in respect of these properties.

7. Capital stock

Authorized:			
Unlimited number of common shares			
Unlimited number of preference shares			
Capital stock is made up as follows:		2005	2004
Warrants (i)		$ 458,562	$ 313,861
Common shares (ii)		9,943,403	6,715,678
		$10,401,965	$7,029,539
(i) Warrants issued:			
Balance December 31, 2003		$284,227	
Issued during the year - Private placements	(b)	29,634	
Balance December 31, 2004		313,861	
Issued during the year - Private placements	(d)	126,300	
Issued during the year - Finder's fee warrants	(d)	18,400	
Balance December 31, 2005		$ 458,561	

7. Capital stock continued

(ii) Common shares issued:

		# of shares	$ Value
Balance December 31, 2003		35,030,462	$4,712,997
Issued for mining properties		860,000	312,000
Private placement - overallotment	(a)	873,303	228,241
Warrants exercised		214,313	50,513
Private placements	(b)	9,925,443	1,944,214
Less: Share issue costs			(532,287)
Balance December 31, 2004		46,903,521	6,715,678
Issued for mining properties		1,218,952	270,750
Options exercised		133,500	13,350
Warrants exercised		54,562	14,732
Private placement	(c)	1,850,000	499,500
Shares issued for finders fee pursuant to financing	(c)	55,000	13,750
Private placements	(d)	12,623,555	3,095,380
Less: Share issue costs			(679,737)
Balance December 31, 2005		62,839,090	$9,943,403

(a) During the prior year, pursuant to an over allotment option in a prospectus offering which closed in the Company's 2003 year end, a further 95,625 flow-through units and 777,678 regular units were sold resulting in gross proceeds in the amount of $240,573.

(b) During the prior year the Company completed a private placement for 7,565,443 equity units at $0.18 per unit and 2,360,000 flow-through common shares at $0.25 per flow-through common share. The gross proceeds raised under this offering amounted to $1,951,780. Each equity unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of $0.27 per share until expiry 18 months after closing. The Agents' of the offering received a cash commission of 8% of the gross proceeds raised and in addition were granted Agents' warrants equivalent to 8% of the number of flow-though shares and equity units issued. The Agents' warrants are exercisable into common shares for a period of 18 months from closing at a price of $0.25 per share. Of the total raised $590,000 was raised on account of the flow-through shares.

(c) During the current year the Company completed a private placement of 1,850,000 flow-through shares for gross proceeds of $499,500. The broker of the offering was paid a cash commission in the amount of $14,985 and in addition, 55,000 common shares were issued as a finders fee. The finders fees common shares were valued at $0.25 per share or $13,750 in the aggregate.

(d) During the current year the Company completed private placements for a total of 9,334,000 equity units at $0.25 per unit and 3,289,555 flow-through common shares at $0.27 per flow-through common share. The gross proceeds raised under these offerings amounted to $3,221,680 of which $126,300 has been allocated to the warrants issued with the balance of $3,095,380 being allocated to the common shares. Of the total raised $888,179 was raised on account of the flow-through shares issued. Each equity unit consisted of one common share and one half of a share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of $0.35 per share until expiry 18 months after closing. The Agents' of the offering received a cash commission of 6.5% of the gross proceeds raised and in addition were granted Finder's fee warrants equivalent to 7% of the number of flow though shares and equity units sold to subscribers introduced to the offering by them. The Finder's fee warrants are exercisable into common shares for a period of 18 months from closing at a price of $0.35 per share. The Finder's fee warrants were valued at $18,400.

The fair value of the warrants issued were estimated using a Black-Scholes option pricing model with the following weighted average assumptions used; dividend yield of 0%, expected volatility of 9%, risk free interest rate of 3.5% and expected life of 18 months.

Stock based compensation plan

The Company has a common share purchase option plan (the "Plan") for directors, officers, and employees. Options granted under the Plan have a five year term. Options are granted at a price no lower than the market price of the common shares at the time of the grant.

A summary of the Company's options at December 31, 2005 and 2004 and the changes for the years then ended is presented below:

	Options Outstanding	Weighted-Average Exercise price
At December 31, 2003	2,200,000	$0.28
Granted	775,000	$0.27
At December 31, 2004	2,975,000	$0.27
Expired	(200,000)	$0.34
Exercised	(133,500)	$0.10
At December 31, 2005	2,641,500	$0.28

The following table summarizes information about the options outstanding at December 31, 2004:

Exercise Price	Options outstanding and exercisable	Remaining contractual life
$ 0.10	178,000	1.2 years
$ 0.20	1,225,000	3.2 years
$ 0.35	1,272,000	3.9 years
$ 0.32	100,000	.9 years
$ 0.38	200,000	4 years
	2,975,000	3.6 years

The following table summarizes information about the options outstanding at December 31, 2005:

Exercise Price	Options outstanding and exercisable	Remaining contractual life
$ 0.10	44,500	.2 years
$ 0.20	1,225,000	2.2 years
$ 0.35	1,172,000	2.9 years
$ 0.38	200,000	3 years
	2,641,500	2.9 years

In determining the stock-based compensation expense in the prior year, the fair value of the options were estimated using a Black-Scholes option pricing model with the following weighted average assumptions used: dividend yield of 0%, expected volatility of 9%, risk free interest rate of 3.5% and expected life of 60 months.

Share purchase warrants:

A summary of the Company's warrants at December 31, 2005 and 2004 and the changes for the years then ended is presented below:

	Warrants Outstanding	Weighted-Average Exercise price
At December 31, 2003	14,629,876	$0.33
Granted during the year	5,637,390	$0.28
Exercised during the year	(214,313)	$0.24
Expired during the year	(2,310,087)	$0.24
At December 31, 2004	17,742,866	$0.32
Granted during the year	5,110,800	$0.35
Exercised during the year	(54,562)	$0.27
Expired during the year	(12,050,914)	$0.30
At December 31, 2005	10,748,190	$0.32

The following table summarizes information about the warrants outstanding at December 31, 2004:

Exercise Price	Warrants outstanding and exercisable	Remaining contractual life
$0.25	794,036	1.5 years
$0.27	4,970,641	1.4 years
$0.35	11,878,189	1 year
$0.50	100,000	1.04 year
	17,742,866	**1.05 years**

The following table summarizes information about the warrants outstanding at December 31, 2005:

Exercise Price	Warrants outstanding and exercisable	Remaining contractual life
$0.25	794,036	.5 years
$0.27	3,870,051	.4 years
$0.35	5,984,103	1.25 year
$0.50	100,000	.04 year
	10,748,190	**.9 years**

8. Related Party Transactions

Included under management and consulting fees is $114,866 (2004 - $90,331) of payments made to companies under the control or significant influence of two officers and directors of the Company. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. In addition, $80,930 (2004 - $62,795) of payments made to the same companies are included under mineral resource properties representing the time the two officers and directors spent on exploration and development activities.

As disclosed in Note 6 the Goldenville mining properties and the Mitchell Lake property were acquired from related parties.

Of the offering described in note 7(b), $24,400 was placed with senior officers and or directors and of the offering as described in note 7(d), $49,980 was placed with senior officers or individuals related to them.

9. Commitments

The Company is committed to minimum lease payments on its premises as follows:

2006	$7,028
Total	$7,028

Commitments under mineral resource property agreement:

The Company is also committed under various option agreements to exploration expenditures on its mining properties in order to keep the options is good standing as follows:

	Exploration Expenditures
2006	$500,000
Total	$500,000

10. Income tax loss carry forwards

The Company has available approximately $3,127,000 (2004 - $1,445,000) in non-capital loss carry-forwards which can be carried forward and used against future taxable income until expiry as noted below. In addition, the Company has available approximately $840,000 in share issue costs for tax purposes which can be deducted from taxable income on a straight line basis over a five year period. The benefit associated with these losses has been recognized in these financial statements.

The loss carry forwards expire as follows:

2008	$ 30,000
2009	138,000
2010	749,000
2014	1,070,000
2015	1,140,000
	$3,127,000

The following reconciles the effective tax rate to the statutory rate on a percentage basis:

	2005	2004
Statutory tax rate	36.12%	36.12%
Tax effect of non-deductible expenses	5.37%	0.76%
Effective tax rate	41.49%	36.88%

The Company has the following future income tax assets/(liabilities):

	2005	2004
Non capital losses and share issue costs	$ 1,492,000	$ 550,000
Canadian exploration expenses	(1,731,000)	(827,000)
Property, plant and equipment and other	4,000	10,000
Liability recognized in the financial statements	$(235,000)	$(267,000)

11. Supplemental cash flow information

Change in non-cash working capital:	2005	2004
Accounts receivable	$(47,182)	$(29,044)
Prepaid expenses and deposits	(9,303)	43,421
Accounts payable and accrued liabilities	264,596	59,631
	$208,111	$74,008

Non-cash financing and investing activities:	2005	2004
Common shares issued for interests in mineral resource properties	$270,750	$312,000
Agents warrants issued on share offerings	$ 18,400	$ 7,678
Warrants issued on mineral resource property acquisition	$ -	$ 2,057
Future income tax recognized on CEE renounced in the current year	$372,500	$ -

12. Contributed surplus

Balance, January 1, 2004	$57,500
Stock compensation expense	31,646
Balance, December 31, 2004 and 2005	$89,146

13. Subsequent events:

(i) Subsequent to year end the Company announced that it has executed a definitive purchase and sale agreement ("Purchase Agreement") with Pan American Resources Corp. ("Pan American"), a wholly owned subsidiary of HudBay Minerals Inc. ("HudBay") to acquire 100% of the outstanding shares of ScoZinc Limited ("ScoZinc") for total consideration of $7.5 million. ScoZinc's principal assets are a modern mill facility ("Scotia Mill") and zinc-lead deposits located at Gays River, Nova Scotia. The Company had incurred $11,300 in expenditures, including a refundable deposit of $10,000 as at December 31, 2005. The Company made a further down payment of $190,000 ($200,000 in total including the initial deposit issued prior to year end) on execution of the Purchase Agreement which will be applied toward the purchase price, leaving a balance of $7.3 million to be paid to Pan American on closing.

The Scotia Mill, which was built by Esso Resources, is strategically located approximately 50 km west of the Company's Beaver Dam gold project, and within reasonable trucking distances from the Company's other principal gold projects, Forest Hill, Goldenville and Tangier. The Scotia Mill was designed to treat 1500 tonnes per day of base metal ores. The Company is focusing its initial efforts on quantifying the zinc-lead resource defined by previous owners and determining the feasibility of bringing it into production.

Under the Purchase Agreement, the closing of the acquisition will occur on July 6, 2006 or such earlier date as the parties may agree ("Closing").

(ii) Subsequent to year end the Company also announced a share offering ("Offering"). The Offering is for 20,000,000 equity units ("units") on a bought-deal private placement basis, subject to certain conditions, at a price of $0.50 per unit and 4,153,847 flow-through shares at a price of $0.65 per flow-through share for aggregate gross proceeds of $12,700,000. Each unit will consist of one common share and one half of one common share purchase warrant ("warrant"). One whole warrant will entitle the holder to subscribe for one Common Share for $0.65 at any time until the date that is 18 months from closing.

The Company has agreed to pay the Agent's of the Offering a commission equal to 8% of the aggregate gross proceeds raised and to issue 332,308 Agents' warrants to acquire flow-through shares ("Agent Flow-Through Warrants"), representing 8% of the Flow-Through Shares sold under the Offering. One Agents' Flow-Through Warrant will entitle the holder to acquire one Flow-Through Share at $0.65 exercisable within 18 months of Closing. Additionally, the Company will issue 1,600,000 agent's warrants to acquire units

("Agents' Unit Warrants") representing 8% of the number of Units issued under the Offering. One Agents' Unit Warrant will entitle the holder to acquire one unit ("Agents' Unit") for $0.50 at any time until the date that is 18 months from Closing. Each Agents' Unit will consist of one common share and one-half common share purchase warrant ("Agents' Underlying Warrant") with each whole Agents' Underlying Warrant entitling the holder to acquire one common share for $0.65 also exercisable within 18 months of Closing.

All of the securities issued in connection with this Offering will be subject to a four month hold period from the date of issue. The financing is expected to close on or about April 24, 2006.

The Closing of the ScoZinc acquisition and the Offering is subject to the usual closing conditions, including obtaining all necessary regulatory approvals and stock exchange approvals and making the final payment of $7.3 million to Pan American.

(iii) Subsequent to year end the Company entered into four separate option agreements to acquire a 100% interest, subject to Net Smelter Royalty Returns, in 61 claims in the Oldham Gold property in Nova Scotia. In order to earn its interest the Company must pay $75,000 in cash and issue a total of 108,000 common shares over a two year period and in addition make a further payment of $150,000 in cash or shares or a combination thereof in the third year. The Oldham Gold property is located approximately 62 kilometres southwest of the Scotia Mill (see (i) above.

ACADIAN GOLD CORPORATION ANNUAL REPORT 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2005



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Information pertaining to the fourth quarter operations in this report is highlighted in gold.

Introduction

The following discussion and analysis of the operating results and financial condition for Acadian Gold Corporation ("Acadian Gold" or the "Company") should be read in conjunction with the financial statements of the Company for the year ended December 31, 2005 ("the year").

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The Company's financial statements are expressed in Canadian (CDN) dollars. All amounts in this report are in CDN dollars unless otherwise noted.

This MD&A is prepared in conformity with National Instrument 51-102 F1 and has been approved by the Board of Directors prior to release.

The financial statements have been prepared by management and are audited by Wasserman Ramsay, Chartered Accountants.

Overview

Acadian Gold is a Canadian exploration and development company exploring and developing a portfolio of gold and zinc properties in Nova Scotia, Canada. The Company's principal efforts with respect to gold are on exploring and developing its four advanced projects, Beaver Dam, Forest Hill, Goldenville and Tangier, and to a lesser extent on its 33 other gold properties. Four of the advanced projects; Beaver Dam, Forest Hill, Goldenville and Tangier collectively host measured and indicated resources of 527,536 ounces of gold plus inferred resources of 826,670 ounces of gold (see tables below for resource details).

GOLD RESOURCES - GOLD OUNCES (UNCUT)		
	Measured & Indicated	Inferred
Beaver Dam**	278,664	311,151
Forest Hill*	173,778	152,954
Goldenville*	33,429	232,242
Tangier*	41,665	130,323
Total	**527,536**	**826,670**

* 3.5 g/t/1.2 metres gold grade threshold

** 0.30 g/t/3.00 m gold grade threshold down to 200 m & 1.00 g/t/3.00 m gold grade threshold below 200 m

GOLD RESOURCES - TONNAGE AND GRADE (UNCUT)		Tonnes	Grade g/t
Beaver Dam	Measured &		
	Indicated	2,918,000	2.97
	Inferred	2,880,000	3.36
Forest Hill	Indicated	225,000	24.02
	Inferred	383,000	12.42
Goldenville	Indicated	62,554	16.62
	Inferred	384,596	18.78
Tangier	Indicated	134,000	9.67
	Inferred	271,000	15.09

The Company's principal focus is on its four advanced projects; Beaver Dam, Forest Hill, Tangier and Goldenville. The Company's objective is to develop mines on these projects and process gold mineralized rock in a central processing facility. Realization of this objective is subject to, but not limited to, continued exploration success, completing favourable feasibility studies on the properties, obtaining the necessary funding and governmental permits.

The exploration activities in 2005 were primarily focused on the Forest Hill, Tangier, Goldenville and Beaver Dam properties.

In mid-December 2005 the Company entered into a Letter of Intent with HudBay Minerals Inc. to purchase 100% of ScoZinc Limited for $7.5 million. ScoZinc's principal assets are a 1500 tonne per day milling facility and a zinc-lead deposit with development potential. Subsequent to the year end, a definitive purchase and sale agreement was concluded which provides for the transaction to be completed on or before July 6, 2006.

The ScoZinc milling facility is strategically located with respect to the Company's gold projects.

During the year expenditures on properties and exploration were $2,084,119 (2004 - $2,514,693). In the fourth quarter expenditures on properties and exploration were $723,710 (2004-$825,354). For a more detailed discussion of various financial parameters please refer to the **Selected Financial Data** table below.

The common shares of the Company are listed and posted for trading on the TSX Venture Exchange under the symbol "ADA" and the Frankfurt Exchange under the symbol "C2Z". The Company's head office is in Halifax, Nova Scotia.

Qualified Persons

Mr. Peter Webster, P.Geo., President of Mercator Geological Services Limited, a geological consulting firm based in Dartmouth, Nova Scotia, is the qualified person under National Instrument 43-101 who supervises all work associated with the Company's exploration and development programs in Nova Scotia and New Brunswick.

Results of Operations

The net loss for the year was $570,474 compared to the loss of $347,443 in 2004. The loss for the fourth quarter $16,087 compared to the loss of $20,014 in 2004. The loss during the current year was increased significantly with the write off of $416,859 in costs when the Company did not renew it's option on the Tetagouche property. Total operating expenses of $567,748 were comparable to expenses of $581,719 in 2004 and reflect the continuing high level of activity in the Company. Future tax recoveries increased from $203,000 in 2004 to $404,500 in 2005.

Financial Conditions, Liquidity and Capital Resources

The Company finances its exploration and development activities by raising capital in the equity markets. There were 15,935,569 shares issued raising $3,600,225 (2004 - 11,873,059 raising $2,002,681) from the equity market in the year.

The Company used cash of $334,096 to fund operations and $1,813,369 to fund exploration and development activities, which amount is capitalized as a deferred exploration expense during the year (2004 - $404,666 and $2,008,193).

At December 31, 2005 the Company's total assets were $9,772,992 (2004 - $6,738,445).

On April 7, 2006 the Company agreed to purchase the shares of ScoZinc Limited for $7.5 million. ScoZinc's principal assets are a modern mill facility and a zinc-lead deposit located at Gay's River in Nova Scotia. The Company intends to evaluate the development potential of this deposit during the current year.

The Company has agreed to issue 20,000,000 equity units and 4,153,847 Flow-Through Shares as described in Note 13 in the attached financial statements for gross proceeds of $12,700,000, the anticipated closing date is April 24, 2006.

The Company's principal requirements for cash for its existing programs during 2006 will be deferred exploration expenditures, professional fees, administrative expenditures, shareholder information and promotion expenditures, regulatory fees and travel. The Company has $2,439,080 in cash and $796,608 in flow-through funds available, additional flow-through funds of $2,700,000 are anticipated to be raised in early 2006. The Company's budgeted expenditures for current programs on its property holdings are $2,100,000 in 2006 and $1,400,000 in 2007. Administrative expenditures, professional fees, promotion, travel and regulatory fees in 2006 are expected to cost $575,000 similar to the prior year. However, this figure may escalate approximately 40% if additional professional staff is required in connection with the pending ScoZinc acquisition. In addition, planned programs may be further escalated or modified according to results achieved and recommendations from the Company's consultants. An escalation of expenditures may be considered to expand diamond drilling programs, commencement of pre-feasibility studies or such other program that may be warranted. This possible escalation of expenditures may require additional funding in the equity markets.

If all outstanding warrants and options were exercised, the Company would realize $4,124,209 in additional capital.

OUTSTANDING SHARE DATA

	DECEMBER 31, 2005	DECEMBER 31, 2004
Shares Outstanding	62,839,090	46,903,521
Fully Diluted Shares Outstanding	76,228,811	67,621,387
Capital Stock	$9,943,303	$6,715,678

SELECTED FINANCIAL DATA (QUARTERLY)

QUARTER	REVENUE $	NET LOSS $	LOSS PER SHARE	TOTAL ASSETS $	SHAREHOLDER EQUITY $
Q4/05	5,532	16,087	.000	9,772,992	9,054,762
Q3/05	4,478	333,279	.007	6,120,060	5,951,545
Q2/05	6,495	112,399	.002	6,657,645	6,286,543
Q1/05	9,828	108,709	.002	6,814,000	6,387,192
Q4/04	871	20,014	.001	6,738,445	6,252,811
Q3/04	1,407	93,678	.003	4,900,712	4,669,503
Q2/04	14,489	161,529	.004	4,974,048	4,762,391
Q1/04	14,529	73,530	.002	5,188,653	4,895,197
Q4/03	4,270	56,296	.002	4,921,082	4,772,079

Mineral Property Information

During the year a total of $2,084,119 was spent on the mineral properties compared to $2,158,408 in 2004. Fourth quarter expenditures on the mineral properties were $728,710. These expenditures were focused on the Forest Hill, Beaver Dam, Goldenville, and Tangier properties. Activities included diamond drilling, trenching, mapping, sampling, environmental permitting, assaying, surveying, compilation, digitization and interpretation of data, and claim staking.

The company spent $57,555 on the Tetagouche, New Brunswick property before it was abandoned resulting in a charge against this year's operations of $416,859.

A total of $683,837 was spent on the Forest Hill property. Activities included buying out the interest of the vendor, drilling, core logging, sampling, assaying, environmental permitting, compilation, digitization and interpretation of data. A total of $43,459 was spent on supervision and other direct costs in the fourth quarter.

A total of $942,041 was spent on the Beaver Dam property. Activities included diamond drilling sampling, core logging, surveying, assaying and report compilation. A total of $551,265 was spent on drilling, sampling and other direct costs in the fourth quarter.

A total of $105,679 was spent on the Tangier property. Activities included soil and till sampling, environmental permitting, compilation and digitization of data. A total of $30,787 was spent in supervision and other direct costs in the fourth quarter.

A total of $160,067 was spent on the Goldenville property. Activities included environmental permitting, diamond drilling, compilation and digitization of data. A total of $25,664 was spent on supervision, direct costs, payroll and overhead in the fourth quarter.

A total of $134,940 was spent on the remaining properties. Activities on these properties included staking claims, drilling, prospecting, mapping, sampling, assaying, surveying and report compilation. A total of $77,535 was spent on staking claims, supervision and other direct costs in the fourth quarter, including the issue of 90,000 shares and payment of $10,000 on the acquisition of the 114 claims making up the Lake Catcha property. The Company is obligated to issue 60,000 shares, pay $100,000 within three years and make a further payment of $110,000 in cash or shares in year four.

A detailed breakdown of deferred exploration expenditures on the above properties is presented in the table below.

2005							
PROPERTY	FOREST HILL	BEAVER DAM	TANGIER	GOLDENVILLE	UPPER SEAL HARBOUR	TETAGOUCHE	OTHER
Claim Cost	$1,342,548	$550,000	$220,937	$176,671	$25,000		$127,980
Deferred Exploration							
Drilling	982,539	450,857		54,967	23,694		34,872
Sample costs	288,419	206,503	21,023	14,432	5,420		4,612
Supervision and other direct costs	455,264	293,831	162,731	181,133	2,432		106,099
Payroll and overhead	304,934	112,895	27,083	83,423	9,967		17,637
Total	$3,373,704	$1,614,086	$431,774	$510,626	$66,513		$291,200

2004							
PROPERTY	FOREST HILL	BEAVER DAM	TANGIER	GOLDENVILLE	UPPER SEAL HARBOUR	TETAGOUCHE	OTHER
Claim Cost	$916,748	$550,000	$212,057	$215,636	$25,000	$159,000	84,999
Deferred Exploration							
Drilling	919,047	10,315		28,358	67,694	92,010	
Sample costs	243,179	2,019	5,879	3,210		19,485	
Supervision and other direct costs	340,654	94,370	93,931	102,777	2,154	72,889	24,752
Payroll and overhead	270,239	15,341	14,228	578	9,957	1,520	8,217
Total	$2,689,867	$672,045	$326,095	$350,559	$104,805	$359,304	$117,968

Outlook

The Company intends to finalize its acquisition of ScoZinc Limited and plans to undertake a data evaluation program to quantify the zinc-lead resources and subsequently complete a feasibility study in 2006.

The Company plans to continue to advance its four advanced projects; Beaver Dam, Forest Hill, Goldenville and Tangier. Programs currently underway are designed to move these projects forward in a logical, systematic manner. These programs include additional diamond drilling at Beaver Dam, Goldenville and Tangier and may be expanded to include the commencement of pre-feasibility studies at Beaver Dam and Forest Hill.

Limited exploration programs are expected to be undertaken on the Company's other property holdings. Expenditures will also be made in the course of reviewing mineral properties of merit which may be of interest to the Company.

An increase in exploration expenditures will result in increased capital expenditures and attendant increased administrative and professional expenses.

Related Party Transactions

During the year the Company paid fees totalling $196,774 (2004 - $153,127) to companies controlled by the President and Vice President of the Company for management, geological consulting and administrative services. In the fourth quarter fees of $49,507 were charged to the Company.

Off Balance Sheet Arrangements

During the year the Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51-102.

Risks and Uncertainties

Acadian Gold is subject to a number of risk factors due to the nature of the mining business in which it is engaged, the limited extent of the Company's assets and the present stage of development. The following factors should be considered, among others.

Gold Price and Volume Volatility

The principal business of the Company is the exploration and development of gold properties. The ability to attract capital to the Company is largely dependent on movements in the price of gold. Gold prices fluctuate on a daily basis and are affected by a number of factors beyond the control of the Company. If, as a result of a sustained decline in gold prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued. Although gold prices cannot be predicted with certainty, the Company monitors supply/demand conditions, among other issues, all of which affect world prices.

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of our management, our level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Critical Accounting Policies

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. Management's estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Management's critical accounting policies are those that affect our Financial Statements and are summarized in Note 2 to the Statements. Management's critical accounting policy is the capitalization of exploration expenditures and the recognition of impairment of those assets.

The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Company.

Forward Looking Statements

This MD & A contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Acadian Gold undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Management's Responsibility for Financial Information

Management has prepared the information and representations in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the financial statements.

Acadian Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

s/ G. William Felderhof, President s/ John Rawding, CFO

Officers and directors

G. William Felderhof, President and Director
John Rawding, CA, Chief Financial Officer
Terence F. Coughlan, Vice President and Director
Edmund Merringer, Corporate Secretary
James Borland, Director
Jascha Boge, Director
Herman C. Felderhof, Director

ACADIAN GOLD CORPORATION

(formerly Tempus Corp.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

2 0 0 4 A N N U A L R E P O R T


Wasserman
Ramsay

AUDITORS' REPORT

To the Shareholders of
Acadian Gold Corporation (formerly Tempus Corp.):

We have audited the balance sheets of Acadian Gold Corporation (formerly Tempus Corp.) as at December 31, 2004 and 2003 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
April 6, 2005

Wasserman Ramsay
Chartered Accountants

ACADIAN GOLD CORPORATION

(formerly Tempus Corp.)

BALANCE SHEETS - DECEMBER 31, 2004 AND 2003

	2004	2003 (restated) (Note 3))
ASSETS		
Current:		
Cash and cash equivalents	$ 1,412,552	$ 1,279,916
Promissory note receivable *(Note 4)*	*1*	*1*
G.S.T. receivable	*63,245*	*34,201*
Prepaid expenses and deposits	*10,329*	*53,750*
	1,486,127	*1,367,868*
Cash - flow-through funds (Note 7)	590,000	1,435,572
Capital assets *(Note 5)*	41,675	30,906
Mineral resource properties *(Note 6)*	*4,620,643*	*2,105,950*
	$ 6,738,445	*$ 4,940,296*
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 218,634	$ 159,003
Future income taxes *(Note 10)*	*267,000*	*245,000*
SHAREHOLDERS' EQUITY		
Capital stock *(Note 7)*	*7,029,540*	*4,997,225*
Contributed surplus	*89,146*	*57,500*
Deficit	*(865,875)*	*(518,432)*
	6,252,811	*4,536,293*
	$ 6,738,445	*$ 4,940,296*

Approved on behalf of the Board:

(signed) "Will Felderhof"
Will Felderhof, Director

(signed) *"Terrence F. Coughlan"*
Terrence F. Coughlan, Director

The accompanying notes form an integral part of these financial statements

ACADIAN GOLD CORPORATION

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003 (restated) (Note 3)
Interest income	$ 31,276	$ 8,571
Expenses:		
Professional fees	114,157	134,360
Depreciation	9,623	4,394
Office and general	56,202	31,432
Management and consulting fees	108,702	28,828
Rent *(Note 8)*	*19,223*	*3,488*
Promotion, travel and entertainment	*38,261*	*15,218*
Filing fees	*22,795*	*38,655*
Investor relations and shareholder information	*71,033*	*13,228*
Stock-based compensation expense (Note 3)	*31,646*	*57,500*
Transfer agent fees	*12,469*	*15,425*
Travel	*67,108*	*39,876*
Write off of mining properties (Note 6)	*30,500*	
	581,719	*382,404*
Net loss for the year before income tax	*(550,443)*	*(373,833)*
Future income tax	*(203,000)*	*-*
Net loss for the year	*(347,443)*	*(373,833)*
Loss per share - basic and diluted	*$ (0.01)*	*$ (0.02)*
Weighted average number of shares outstanding - basic and diluted	*37,548,863*	*20,909,547*

STATEMENTS OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003 (restated) (Note 3)
Deficit, beginning of year	$ (518,432)	$ (144,599)
Net loss for the year	(347,443)	(373,833)
Deficit, end of year	$ (865,875)	$ (518,432)

The accompanying notes form an integral part of these financial statements

ACADIAN GOLD CORPORATION

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
		(restated) (Note 3)
Cash was provided by (used in) the following activities:		
Operating:		
Net loss for the year	$ (347,443)	$ (373,833)
Item not requiring an outlay of cash:		
Depreciation	9,623	4,394
Future income tax	(203,000)	
Write off of mining properties	30,500	
Stock-based compensation	31,646	57,500
Net change in non-cash working capital items *(Note 11)*	74,008	37,943
	(404,666)	(273,996)
Investing:		
Prepaid major transactions costs	-	85,085
Expenditures on mineral resource properties	(2,008,193)	(660,950)
Purchase of capital assets	(20,392)	(35,300)
	(2,028,585)	(611,165)
Financing:		
Issuance of common shares for cash	2,222,968	3,901,264
Issuance of share purchase warrants for cash	29,634	284,228
Less: share issue costs	(532,287)	(650,108)
Net change in Flow-through funds	845,572	(1,435,572)
	2,565,887	2,099,812
Net change in cash and cash equivalents for the year	132,636	1,214,651
Cash and cash equivalents, beginning of the year	1,279,916	65,265
Cash and cash equivalents, end of the year	$ 1,412,552	$ 1,279,916

The accompanying notes form an integral part of these financial statements

ACADIAN GOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Incorporation and nature of business:

Acadian Gold Corporation (formerly Tempus Corp.) (the "Company") was incorporated under the The Corporations Act (Manitoba) on May 5, 2000. During the prior year the Company was continued under the provisions of the Canada Business Corporations Act. In March of 2003 the Company completed its Qualifying Transaction as disclosed in Note 6. The Company is engaged in the exploration and development of mineral resource properties in eastern Canada. On March 14, 2003 the Company changed its name from Tempus Corp. to Acadian Gold Corporation.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2. Accounting policies:

The financial statements of Acadian Gold Corporation [the "Company"] have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

(i) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis. Should the properties be abandoned or be determined to be economically unfeasible they will be written off in their entirety.

(ii) Capital assets:

Capital assets are recorded at cost. Depreciation is provided for using the declining balance method at the following annual rates (in the year of acquisition one-half of the calculated depreciation is recognized):

Vehicles	30%
Office fixtures and computer equipment	20%

(iii) Stock based compensation:

The Company has a stock-based compensation plan that is described in Note 7 The CICA Handbook, Section 3870, establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments for goods and or services. The Section requires that awards of stock be measured at fair value. The Section permitted entities to provide pro-forma disclosure for options granted to employees, and officers and directors for periods ending prior to December 31, 2003. The Company had chosen to avail itself of this option and to only disclose pro-forma information for options granted to employees, and officers and directors. Effective for fiscal periods beginning after January 1, 2004, entities no longer have the option of disclosing pro-forma information for employee, officers and directors options, that is, all awards must be recorded in the financial statements at fair value. (see Note 3)

(iv) Earnings per share:

The Company has adopted the new recommendations of the CICA Handbook section 3500, Earning per Share ("EPS"). The revised section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the new recommendations require the use of the treasury stock method to compute the dilutive effects of options, warrants and similar instruments as opposed to the previous method used which was the imputed earnings approach. The section also requires the disclosure of a reconciliation of the calculation of basic and diluted EPS.

2. Accounting policies (continued):

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of GST receivable, promissory note receivable, prepaid expenses and deposits and all current liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(vi) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(vii)Reclamation and Closure Costs

Effective January 1, 2004, the Company adopted CICA 3110, "Asset Retirement Obligations" which requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The estimates used in the valuations are based primarily on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

An obligation has not been recorded with respect to asset retirement obligations (i.e. environmental remediation) for the Company's exploration and development properties. This is based on the fact that the mining and processing activities that give rise to the legal obligation have not yet occurred and/or the environmental disturbance which has occurred is not yet significant.

3. Change In Accounting policy:

As disclosed in Note 2 (iii) the Company had previously chosen to disclose stock-based compensation for employee stock options on a pro-forma basis. Effective January 1, 2004 this option was no longer available. The change in accounting policy has been applied retroactively. The effect on the December 31, 2003 figures are as follows; increase loss and deficit by $57,500 and an increase in contributed surplus by $57,500

In determining the stock-based compensation expense, the fair value of the options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 9%, risk-free interest rate of 3.5% and expected life of 60 months.

4. Promissory note receivable:

The Company signed a letter of intent with Capco Health Group Inc. ("Capco") on July 12, 2001 in which the Company agreed to enter into a share exchange agreement. On August 1, 2001 the agreement was cancelled.

As part of the agreement the Company had advanced $25,000 to Capco in return for a promissory note, due December 31, 2001, in the same amount guaranteed personally by one of the principals of Capco. Capco is in default under the terms of the promissory note. The Company intends to vigorously pursue collection of this loan but, for accounting purposes, had provided for all but a nominal amount in a prior year.

5. Capital assets:

	Cost	Accumulated Depreciation	2004 Net	2003 Net
Automotive equipment	$ 16,500	$ 11,542	$ 4,958	$ 14,581
Office fixtures and computer equipment	39,192	2,475	36,717	16,325
	$ 55,692	$ 14,017	$ 41,675	$ 30,906

6. **Mineral resource properties:**

NOVA SCOTIA PROPERTIES:

Forest Hill Claims:

During the prior year the Company completed its qualifying transaction, namely the acquisition of interests in 6 gold exploration properties in Nova Scotia, Canada. The cost of the acquisition was 15,000,000 common shares of the Company at a deemed price of $0.08 per share for total deemed consideration of $1,200,000. In addition, the Company has recognized a future tax liability in the amount of $245,000 related to the acquisition of this asset. Under the provisions of the CICA Handbook this amount has been added to the value of the property acquired.

In order to complete the acquisition of these properties from the original optionor the Company is required to complete the following:

i) on or before March 31, 2005 incur aggregate exploration expenditures on the property in the amount of $650,000 at which point the Company will earn a 30% interest in the claims. The Company has incurred expenditures of approximately $1.7 million exploring this property to date and therefore has earned a 30% interest in the property;

ii) on or before March 31, 2005 paying $25,000 (paid after the current year-end) in cash to the optionors, issue shares with a value of not less then $250,000 (issued after the current year-end) and complete a pre-feasibility study on the property by March 31, 2006 at which point the Company will earn another 40% interest in the claims (70% in aggregate);

iii) on or before March 31, 2007, either complete an underground program at a minimum cost of $500,000, which program must start by March 31, 2008 and be completed by March 31, 2009; OR make a further cash payment of $150,000 and issue share valued at not less than $250,000, at which point the Company will earn the final 30% interest in the property (100% in aggregate) subject only to a royalty which is dependent on the price of the minerals mined at that time but is a maximum of 2%.

Tangier Gold Property:

On March 19, 2004 the Company completed the acquisition of a 100% interest in the Tangier gold property comprising 77 mineral claims in Nova Scotia. The purchase consideration was 500,000 common shares valued at $0.42 per share and 100,000 warrants to purchase 100,000 common shares at an exercise price of $0.50 per share for a period of 2 years following closing. The Vendor of the property retains the right, for a two year period, to buy back a 30% interest in the property by paying to the Company the greater of: (i) 30% of the exploration expenditures incurred by the Company on the property during the period, or, (ii) $63,000 in cash.

Goldenville Claims:

During the current year the Company acquired a 100% interest in a company 50% owned by a senior officer and director of the Company. The acquired company's assets were interests in numerous mining claims in Nova Scotia. The purchase price paid was $291,000 (including assumed liabilities). The excess purchase price over the net value of assets acquired of approximately $43,000 was allocated to the mineral properties acquired. The acquired company was wound up into the Company in December 2004.

On December 14, 2004 the Company acquired, from an individual related to a senior officer and director, a mineral property in Guysborough County, Nova Scotia. These claims are contiguous to the claims noted in the paragraph above. Consideration paid for this mineral claim was $10,000 in cash and the assumption of the 1% NSR on the property. The NSR can be purchased from the original vendor for $150,000 at the Company's discretion.

6. **Mineral resource properties (continued):**

NEW BRUNSWICK PROPERTIES:

Tetagouche Mining Claims:

During the prior year the Company acquired an option to earn a 100% interest, subject to a 2% NSR royalty, in 87 mining claims located in the Tetagouche Area, Bathurst, New Bru nswick by making cash payments of $125,000, issuing 400,000 common shares of the Company to the optionors and incurring exploration expenditures on the property of $1,250,000 over a four year period. The Company's has completed its commitment for the first year of the option to December 31, 2004 by paying $50,000 in cash, issuing 100,000 shares and incurring $150,000 in exploration expenditures. The commitment for the second year of the option is as follows; pay $25,000 in cash (paid), issue 100,000 shares (issued) and incur a further $250,000 in exploration expenditures on the property prior to December 1, 2005 (partially fulfilled). The Company is committed to paying a finders fee in connection with the acquisition of these claims payable by the issuance of up to 250,000 common shares of the Company, of which 150,000 shares was issued. The remaining balance of 100,000 shares are issuable within three weeks of the Company completing 30 days of commercial gold production from the property. The common shares are issuable over the term of the option agreement. In addition, the Company granted to the finders an option to purchase a further 100,000 common shares (the "finders fee option") of the Company at $0.32 per share expiring on November 21, 2005.

West Tetagouche and Valleyview Properties:

The Company acquired an interest in 3 distinct mining properties in this area as follows:

i) On March 29, 2004 the Company entered into an option agreement to acquire a 100% interest subject to a 2% net smelter royalty ("NSR.") in 10 claims comprising the West Tetagouche property, New Brunswick from Bathurst Exploration Ltd. The Company must make payments totaling $30,00 0 cash, 200,000 common shares of the Company and complete work expenditures of $425,000 over a four year period. The payment of $5,000 cash and 25,000 common shares, valued at $0.30 per share, required for Year 1 has been made. The Company, at its sole discretion, can terminate the option agreement at any time.

ii) On March 29, 2004 the Company entered into an option agreement to acquire a 100% interest subject to a 2% NSR. in 28 claims comprising the Valleyview Property, New Bruns wick from Bathurst Exploration Ltd. The Company must make payments totaling $25,000 cash, 200,000 common shares of the Company and complete work expenditures of $525,000 over a four year period. The payment of $5,000 cash and 25,000 common shares, valued at $0.30 per share, required for Year 1 has been made. The Comp any, at its sole discretion, can terminate the option agreement at any time.

iii) On March 29, 2004 the Company entered into an option agreement to a acquire a 100% interest subject to a 2% NSR. in 28 claims comprising the Tetagouche River Property, New Brunswick from Log House Construction Ltd. The Company must make payments totaling $31,000 cash, 120,000 common shares of the Company and complete work expenditures of $335,000 over a five year period. The payment of $2,500 cash and 10,000 common shares, valued at $0.30 per share, required for Year 1 has been made. T he Company, at its sole discretion, can terminate the option agreement at any time.

The options noted in (i), (ii) and (iii) were allowed to lapse in March 2005 and therefore the costs involved have been written off at December 31, 2004.

7. **Capital stock:**

Authorized:
Unlimited number of common shares
Unlimited number of preference shares

Capital stock is made up as follows:	2004	2003
Common shares (i)	$ 6,715,678	$ 4,712,997
Warrants	313,862	284,228
	$ 7,029,540	$ 4,997,225

7. Capital stock (continued):

(i) Common shares issued:

	# of shares	$ Value
Balance December 31, 2002	4,200,000	$ 261,841
Issued re: property acquisition	15,000,000	1,200,000
Stock options exercised	222,000	22,200
Warrants exercised	29,000	7,250
Agents warrants exercised	174,825	34,965
Issued in prospectus offering (a)	4,398,750	831,850
Issued pursuant to financing (b)	11,005,887	3,004,999
Less: Share issue costs		(650,108)
Balance December 31, 2003	35,030,462	4,712,997
Issued for mining properties	860,000	312,000
Private placement - overallotment (c)	873,303	228,241
Warrants exercised	214,313	50,513
Private placements (d)	9,925,443	1,944,214
Less: Share issue costs		(532,287)
Balance December 31, 2004	46,903,521	$ 6,715,678

(a) The Company's closing of its prospectus offering of units occurred on March 13, 2003, (with a second closing on March 31, 2003) pursuant to which it raised gross proceeds of $879,750 through the issuance of 4,398,750 common shares (1,269,375 of which were issued on a flow-though basis) and 2,199,375 common share purchase warrants. Each whole warrant is exercisable into one common share on or before September 13, 2004 at a price of $0.25 per share. The Company also issued 527,850 non-transferable agent's warrants exercisable into common shares at a price of $0.20 per share expiring on September 13, 2004. Of the gross proceeds raised $47,900 was allocated to the warrants issued in the offering. In addition, the agent's warrants issued were valued at $11,500 which has been charged to share issue costs.

(b) On November 28, 2003 and December 19, 2003 the Company closed private placements for 4,756,750 flow-through units and 6,249,137 regular units with each flow-through unit selling for $0.32 per unit and each unit selling for $0.27 per unit resulting in gross proceeds to the Company in the amount of $3,209,427. Each flow-through unit consisted of one flow-though common share and one common share purchase warrant. Each regular unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share at a price of $0.35 per share for a period of two (2) years from closing. The broker of the offering received a cash commission of 8% of the gross proceeds raised and in addition was granted brokers warrants equivalent to 10% of the number of flow-though units and regular units issued. The brokers warrants are exercisable for a period of two (2) years from closing at a price of $0.27 per warrant. Of the total raised $1,522,160 was raised on the flow-through units.

Of the gross proceeds raised $204,428 was allocated to the warrants issued under the offering. The brokers warrants issued pursuant to this offering were valued at $20,400 which has been charged to share issue costs. The warrants and brokers warrants were valued using a Black-Scholes model with the following assumptions; risk-free rate of interest of 3.5% and volatility of 9%.

(c) During the current year, pursuant to an over-allotment option in the offering disclosed in (b) above, a further 95,625 flow-through units and 777,678 regular units were sold resulting in gross proceeds in the amount of $240,573.

7. Capital stock (continued):

(d) During the current year the Company completed a private placement for 7,565,443 equity units at $0.18 per unit and 2,360,000 flow-through common shares at $0.25 per flow-through common share. The gross proceeds raised under this offering amounted to $1,951,780. Each equity unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of $0.27 per share until expiry 18 months after closing. The Agents' of the offering received a cash commission of 8% of the gross proceeds raised and in addition were granted Agents' warrants equivalent to 8% of the number of flow-though shares and equity units issued. The Agents' warrants are exercisable into common shares for a period of 18 months from closing at a price of $0.25 per share. Of the total raised $590,000 was raised on account of the flow-through shares. The funds so raised are not available for working capital purposes and must be expended on Canadian Exploration Expenditures in the next year.

Stock-based compensation plan:

The Company has a common share purchase option plan (the "Plan") for directors, officers, and employees. Options granted under the Plan have a five-year term. Options are granted at a price no lower than the market price of the common shares at the time of the grant.

A summary of the Company's options at December 31, 2004 and 2003 and the changes for the years then ended is presented below:

	Options Outstanding	Weighted-Average Exercise price
At December 31, 2002	400,000	$ 0.10
Granted	2,022,000	$ 0.29
Exercised	(222,000)	$ 0.10
At December 31, 2003	2,200,000	$ 0.28
Granted	775,000	$ 0.27
At December 31, 2004	2,975,000	$ 0.27

The following table summarizes information about the options outstanding at December 31, 2004:

Exercise Price	Options outstanding and exercisable	Remaining contractual life
$ 0.10	178,000	.9 years
$ 0.20	1,225,000	3.3 years
$ 0.35	1,272,000	4 years
$ 0.32	100,000	.9 years
$ 0.38	200,000	4 years
	2,975,000	3.6 years

7. Capital stock (continued):

Share purchase warrants:

A summary of the Company's warrants at December 31, 2004 and 2003 and the changes for the years then ended is presented below:

	Warrants Outstanding	Weighted-Average Exercise price
At December 31, 2002	-	$ -
Granted during the year	14,833,701	$ 0.33
Exercised during the year	(203,825)	$ 0.21
At December 31, 2003	14,629,876	$ 0.33
Granted during the year	5,637,390	$ 0.28
Exercised during the year	(214,313)	$ 0.24
Expired during the year	(2,310,087)	$ 0.24
At December 31, 2004	17,742,866	$ 0.32

The following table summarizes information about the warrants outstanding at December 31, 2004:

Exercise Price	Warrants outstanding and exercisable	Remaining contractual life
$ 0.25	794,035	1.5 years
$ 0.27	4,970,641	1.2 years
$ 0.35	11,878,190	1 year
$ 0.50	100,000	1 year
	17,742,866	3.6 years

8. Related Party Transactions:

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties.

Included in the rent paid during the year was $750 (2003 - $3,488) paid to corporations related to shareholders and directors of the Company.

As disclosed in Note 6 the Goldenville mining properties and the Mitchell Lake property were acquired from related parties.

Of the offering disclosed in note 7(d), $24,400 was placed with senior officers and or directors.

9. Commitments:

The Company is committed to minimum lease payments on its premises as follows:

2005	$ 21,084
2006	7,028
Total	$ 28,112

9. Commitments (continued):

Commitments under mineral resource property agreement:

The Company is also committed under various option agreements to exploration expenditures on its mining properties in order to keep the options is good standing as follows:

	Exploration Expenditures
2005	$ 250,000
2006	500,000
	$ 750,000

In addition, the Company is committed to issue up to an additional 350,000 common shares under the terms of the option agreement on the Tetagouche claims if the Company wishes to pursue the option on these claims (see note 6).

10. Income tax loss carry-forwards:

The Company has available approximately $1,445,000 (2003 - $685,000) in non-capital loss carry-forwards which can be carried forward and used against future taxable income until expiry as noted below. In addition, the Company has available approximately $840,000 in share issue costs for tax purposes which can be deducted from taxable income on a straight line basis over a five year period.

The loss carry-forwards expire as follows:

2008	$ 30,000
2009	137,000
2010	518,000
2011	760,000
	$ 1,445,000

The Company has the following future income tax assets/(liabilities):

	2004	2003
Non capital losses	$ 550,000	$ 260,000
Canadian exploration expenses	(827,000)	(515,000)
Capital assets and other	10,000	10,000
Liability recognized in the financial statements	$ (267,000)	$ (245,000)

11. Supplemental cash flow information:

Change in non-cash working capital:

	2004	2003
Accounts receivable	$ (29,044)	$ (34,201)
Prepaid expenses and deposits	43,421	(35,950)
Accounts payable and accrued liabilities	59,631	108,094
	$ 74,008	$ 37,943

Non-cash financing and investing activities:	2004	2003
Common shares issued for interests in mining properties	$ 312,000	$ 1,200,000
Agents warrants issued on financings	$ 7,678	$ 20,400
Warrants issued on mineral resource property acquisition	$ 2,057	$ -

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2004

2 0 0 4 A N N U A L R E P O R T

MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL RESULTS

INTRODUCTION

The following discussion and analysis of the operating results and financial condition for Acadian Gold Corporation ("Acadian Gold" or the "Company") should be read in conjunction with the financial statements of the Company for the period ended December 31, 2004.

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The Company's financial statements are expressed in Canadian (CDN) dollars. All amounts in this report are in CDN dollars unless otherwise noted.

This MD&A is prepared in conformity with National Instrument 51-102 F1 and has been approved by the Board of Directors prior to release.

The financial statements have been audited by Wasserman Ramsay, Chartered Accountants, the independent auditors, in accordance with the related professional standards in Canada.

The auditors have been appointed by the shareholders of the Company.

Information pertaining to the fourth quarter operations in this report are highlighted in gold.

OVERVIEW

Acadian Gold is a Canadian gold exploration and development company exploring and developing a portfolio of gold properties in Nova Scotia and New Brunswick, Canada. The Company's principal focus is on the Nova Scotia goldfields where it controls five advanced gold projects Forest Hill, Beaver Dam, Goldenville, Tangier and Lake Lode, as well as sixteen others, covering in aggregate approximately 28,000 hectares. Four of the advanced projects Forest Hill, Beaver Dam, Goldenville and Tangier collectively host measured and indicated resources of 298,126 ounces of gold plus inferred resources of 1,006,271 ounces of gold. Details are provided in the table below. The Company is applying the ribbon model, a geological concept recently developed and successfully applied in geologically similar terrane in the Bendigo gold camp of Australia, to targeting drill holes on its Forest Hill property in Nova Scotia.

Property Name	Resource Category	Tonnes Uncut*	Grade g/t	Gold Ounces Uncut	
				Measured & Indicated	Inferred**
Forest Hill	Indicated	245,000	13.21	104,055	
	Inferred	818,000	9.33		245,373
Beaver Dam	Measured	219,000	2.32	16,377	
	Indicated	1,110,000	2.39	85,373	
	Inferred	3,808,000	2.73		334,271
Goldenville	Indicated	181,000	6.96	40,517	
	Inferred	855,000	9.43		259,257
Tangier	Indicated	294,000	5.48	51,804	
	Inferred	899,000	5.79		167,370
Totals to Date				**298,126**	**1,006,271**

* Rounded ** The inferred resources are in addition to the indicated resources.

Exploration expenditures totaled $2,514,693 in fiscal year ("year") 2004, the bulk of which were incurred on the Forest Hill property, where a major program has been underway since early June of 2003. Exploration expenditures were also incurred on the Beaver Dam, Tangier, Cameron Dam, Upper Seal Harbour, Killag, Ragged Falls, Crows Nest, Minesville and Cape Breton Highlands properties in Nova Scotia and the Tetagouche property in New Brunswick.

The Company also incurred an expenditure of $291,364 in the acquisition of Goldenville Mining Corporation, a private gold exploration company with extensive holdings in the Nova Scotia goldfields and $10,000 in the acquisition of the Mitchell Lake property which added strategically important claims to the Goldenville property.

The fourth quarter exploration activities were focused on the Forest Hill and Tetagouche properties.

During the year ended December 31, 2004 exploration and acquisition expenditures were $2,514,693 (2003 $660,950). For a more detailed discussion and breakdown of expenditures please refer to the section of this report titled "**Mineral Property Information**" and the tables therein titled "Summary of Acquisition Costs and Deferred Expenditures".

The common shares of the Company are listed and posted for trading on the TSX Venture Exchange under the symbol "ADA". The Company's head office is in Halifax, Nova Scotia.

QUALIFIED PERSONS

Mr. Peter Webster, P.Geo., President of Mercator Geological Services Limited, a geological consulting firm based in Dartmouth, Nova Scotia, is the qualified person under National Instrument 43-101 who supervises all work associated with the Company's exploration and development programs in Nova Scotia and New Brunswick.

RESULTS OF OPERATIONS

The net loss for the year ended December 31, 2004 was $347,443 compared to the loss of $373,833 in 2003. The loss for the quarter ended December 31, 2004 was $20,014 compared to the loss of $131,257 in 2003. The loss during the current year was significantly reduced by the recognition of income tax benefits in the amount of $203,000. Total operating expenses for the year increased from $382,404 in 2003 to $581,719 in 2004 mainly due to the increases in corporate activity including the establishment of new head office facilities, engaging administrative staff and implementing an investor relations program. In addition, increased levels of professional services were experienced in connection with the equity financing in December, 2004 and the acquisitions of Goldenville Mining Corporation, the Tangier property and the Mitchell Lake property (now part of the Goldenville property). The fourth quarter operating expenses were $223,885 compared to $135,632 in 2003. This year's amounts include a write-off of mining properties in the amount of $30,500, resulting from the lapsing of options on the Valleyview, Tetagouche River and Tetagouche West properties in New Brunswick.

In the year the Company invested $2,218,408 in the acquisition and development of its mineral properties in Nova Scotia and $296,285 in its mineral properties in New Brunswick. A provincial government incentive of $33,000 was received from the New Brunswick Department of Natural Resources in relation to the New Brunswick properties. In the fourth quarter the Company invested $825,354 in the development of its mineral properties in Nova Scotia and $55,521 in its mineral properties in New Brunswick. The Valleyview, Tetagouche River and Tetagouche West property options were allowed to lapse and the acquisition cost of $30,500 was written off during the fourth quarter.

In 2004 the Company raised $2,002,681 (net of issue costs) in share capital when it issued 11,658,746 shares and 214,313 warrants were exercised. In the fourth quarter $1,513,978 (net of issue costs) in share capital was raised when the Company issued 10,025,443 shares and 2,200 warrants were exercised.

The Company acquired all the outstanding shares and assumed the outstanding debt obligations of Goldenville Mining Corporation (Goldenville) on August 25, 2004. The cost to the Company for this acquisition was $291,364 which included legal costs and cost for a fairness opinion. Goldenville was a private mineral exploration company with a substantial gold portfolio in Nova Scotia controlled by William Felderhof and Donald MacLeod (the "Vendors"), both considered to be related parties of Acadian Gold Corporation. The purchase price was at the Vendors cost. Goldenville was wound up into the Company in December, 2004.

Other acquisitions made during the year include the Tangier property and the Mitchell Lake property. The Tangier property was acquired from a third party at a cost of $210,000 which consideration was in the form of 500,000 common shares valued at $0.42 per share and 100,000 options exercisable for a two year period at an exercise price of $0.50 per share. The Company now owns the Tangier property 100% with no underlying royalties, however, the third party has a 30% back-in right for a two year period by paying the greater of $63,000 cash or 30% of exploration expenditures incurred by Acadian Gold.

The Mitchell Lake property was acquired from Kathryn Dawn Coughlan, the spouse of Terence F. Coughlan, a director and Vice- President of the Company, at cost for a consideration of $10,000 cash. The property is subject to a 1% net smelter royalty to a third party. This royalty can be purchased at any time for $150,000.

FINANCIAL CONDITIONS, LIQUIDITY AND CAPITAL RESOURCES

The Company finances its exploration and development activities by raising capital in the equity markets. The Company completed one equity financing in 2004 for a total gross proceeds of $1,951,780. This financing consisted of a combination of equity units and flow through shares. An aggregate of 7,565,443 equity units at $0.18 per equity unit were issued for gross proceeds of $1,361,780. Each equity unit consisted of one common share and one-half of common share purchase warrant and each whole warrant is exercisable for one common share until June 22, 2006 at an exercise price of $0.27. Acadian Gold also issued 2,360,000 flow-through shares at $0.25 per common share for gross proceeds of $590,000. The Agent received a $10,000 work fee and a cash commission of 3% on certain management orders for securities and 8% on the balance. The Agent also received broker warrants (8% of the total number of equity units and flow-through shares sold) which are exercisable within 18 months following the closing at an exercise price of $0.25.

The Company's cash position as at December 31, 2004 increased by $132,636. The major source of this cash was the issue of $2,002,681 in share capital and the major use of cash was the investment of $2,514,693 in mineral properties. Fourth quarter cash position showed a net increase of $803,732. The major source of cash was the equity financing of $1,513,978 net to the Company. The major use of cash was mineral property expenditures of $880,875. The Company has $590,000 available in flow through share funds to carry out its exploration programs on qualifying Canadian properties. Acadian Gold renounced to subscribers an amount equal to the flow-through funds raised, with effect in 2004, and anticipates that it will incur "qualifying expenses" in an equal amount before the fall of 2005.

As at December 31, 2004 the Company's total assets were $6,738,445.

The Company's principal requirements for cash during 2005 will be for deferred exploration expenditures, professional fees, administrative expenditures, shareholder information, promotion, regulatory fees and travel. The Company's budgeted expenditures for current programs on its property holdings are expected to be approximately $1.0 million in 2005. Administrative expenditures, professional fees, promotion, travel and regulatory fees are expected to be similar to 2004. However, planned programs may be escalated or modified according to results achieved and recommendations from the Company's consultants. An escalation of expenditures may be considered to expand diamond drilling programs, commencement of pre-feasibility studies or such other program that may be warranted. This possible escalation of expenditures would require additional funding in the equity markets.

If all outstanding warrants and options were exercised, the Company would realize $6,480,967 in additional capital.

OUTSTANDING SHARE DATA

	December 31, 2004	December 31, 2003
Shares Outstanding	46,903,521	35,030,462
Fully Diluted Shares Outstanding	67,621,387	51,860,338
Capital Stock ($)	6,715,678	4,712,997

SELECTED FINANCIAL DATA

(Quarterly)

Quarter	Revenue $	Net Loss $	Loss / Share $	Total Assets $	Shareholder Equity $
Q4/04	871	20,014	.001	6,738,445	6,252,811
Q3/04	1,407	93,678	.003	4,900,712	4,669,503
Q2/04	14,489	161,529	.004	4,974,048	4,762,391
Q1/04	14,529	73,530	.002	5,188,653	4,895,197
Q4/03	4,270	131,257	.002	4,921,082	4,772,079
Q3/03	1,117	76,352	.002	1,892,888	1,697,925
Q2/03	2,644	66,611	.003	1,443,812	1,774,277
Q1/03	435	99,614	.004	1,909,130	1,818,687

MINERAL PROPERTY INFORMATION

During the year 2004 a total of $1,958,256 was spent on exploration compared to $498,947 in the year 2003. This increase was largely due to an increased level of activity at Forest Hill, and expenditures on Beaver Dam, Tangier, Goldenville, Upper Seal Harbour, Tetagouche, Cameron Dam, Lake Lode and the Cape Breton Highlands. A total of $1,301,217 was spent on the Forest Hill property. Activities included diamond drilling, trenching, mapping, sampling, environmental permitting, assaying, surveying, compilation and digitization of data, and completion of National Instrument 43-101 compliant resource estimations. Expenditures on the Forest Hill property in 2003 were $471,902.

A total of $118,948 was spent on the Beaver Dam property. Activities included rotary percussion drilling, environmental permitting, assaying, compilation and digitization of data, and completion of National Instrument 43-101 compliant resource estimations. Expenditures on the Beaver Dam property in 2003 were $3,097.

A total of $114,038 was spent on the Tangier property. Activities included sampling, environmental permitting, compilation and digitization of data, and completion of National Instrument 43-101 compliant resource estimations.

A total of $134,923 was spent on the Goldenville property. Activities included diamond drilling, sampling, assaying, environmental permitting, compilation and digitization of data, and completion of National Instrument 43-101 compliant resource estimations.

A total of $79,805 was spent on the Upper Seal Harbour property. Activities included diamond drilling, sampling, assaying and report compilation.

A total of $188,085 was spent on the Tetagouche property. Activities included diamond drilling, sampling, assaying, core logging, geophysical surveying, grid installation and report compilation. Expenditures on the Tetagouche property in 2003 were $12,219.

A total of $21,240 was spent on the remaining properties. Activities on these properties included prospecting, mapping, sampling, assaying, geophysical surveying and report compilation. Expenditures on these properties in 2003 were $11,729.

A detailed breakdown of deferred exploration expenditures on the above properties is presented in the table below.

2003 SUMMARY OF ACQUISITION COSTS AND DEFERRED EXPENDITURES

Property Name	Forest Hill	Beaver Dam	Tangier	Goldenville	Upper Seal Harbour	Tetagouche	Other
Acquisition Cost	$906,0003	$550,000			$25,000	$50,000	$76,000
Deferred exploration							
drilling	236,449						
sample costs	27,523	2,597				1,266	
supervision and other direct costs	98,780					10,953	5,820
payroll and overhead	109,150	500					5,909
Total	$1,377,905	$553,097	Nil	Nil	$25,000	$62,219	$87,729

2004 SUMMARY OF ACQUISITION COSTS AND DEFERRED EXPENDITURES

Property Name	Forest Hill	Beaver Dam	Tangier	Goldenville	Upper Seal Harbour	Tetagouche	Other
Acquisition Cost	$ 916,748	$550,000	$212,057	$215,636	$25,000	$159,000	$ 84,999
Deferred exploration							
drilling	919,047	10,315		28,358	67,694	92,010	
sample costs	243,179	2,019	5,879	3,210		19,485	
supervision and other	340,654	94,370	93,931	102,777	2,154	72,889	24,752
payroll and overhead	270,239	15,341	14,228	578	9,957	15,920	8,217
Total	$2,689,867	$672,045	$326,095	$350,559	$104,805	$359,304	$117,968

OUTLOOK

The Company plans to continue to focus its efforts on its four advanced projects Forest Hill, Beaver Dam, Goldenville and Tangier. Programs currently underway are designed to move these project forward in a logical, systematic manner. Subject to the favourable outcome of these programs, permitting and available capital, it is the Company's intention to undertake underground programs at Forest Hill, Tangier and Goldenville in 2006. The Beaver Dam mine may also be considered for an underground program in 2006. Additional funding will be required to undertake these programs.

Limited exploration programs are expected to be undertaken on the Company's other property holdings while the principal focus remains on advancing Forest Hill, Beaver Dam, Goldenville and Tangier.

Expenditures will also be made in the course of reviewing mineral properties of merit which may be of interest to the Company.

An increase in exploration expenditures will result in increased capital expenditures and attendant increased administrative and professional expenses.

RELATED PARTY TRANSACTIONS

During the year ended 2004 the Company paid fees totalling $ 107,751.07 to a private company controlled by the President of the Company for management, geological consulting and administrative services.

The Company acquired all the outstanding shares and assumed the outstanding debt obligations of Goldenville Mining Corporation (Goldenville) on August 25, 2004. Goldenville was a private mineral exploration company with a substantial gold portfolio in Nova Scotia controlled by William Felderhof and Donald MacLeod (the "Vendors"), both considered to be related parties of Acadian Gold Corporation. The transaction cost was at the Vendors cost which was $275,473. Goldenville was wound up into the Company in December, 2004.

In December of 2004, the Company acquired a 100% interest in the Mitchell Lake mineral claims ("Mitchell Lake") located in Guysborough County, Nova Scotia for a total acquisition cost of $10,000. The vendor of

Mitchell Lake was Kathryn Dawn Coughlan, the spouce of Terence F. Coughlan, a director and Vice-President of the Company. The purchase price was at the vendor's cost.

OFF BALANCE SHEET ARRANGEMENTS

During the year ended 2004 the Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51-102.

RISKS AND UNCERTAINTIES

Acadian Gold is subject to a number of risk factors due to the nature of the mining business in which it is engaged, the limited extent of the Company's assets and the present stage of development. The following factors should be considered, among others.

GOLD PRICE AND VOLUME VOLATILITY

The principal business of the Company is the exploration and development of gold properties. The ability to attract capital to the Company is largely dependent on movements in the price of gold. Gold prices fluctuate on a daily basis and are affected by a number of factors beyond the control of the Company. If, as a result of a sustained decline in gold prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued. Although gold prices cannot be predicted with certainty, the Company monitors supply/demand conditions, among other issues, all of which affect world prices.

NATURE OF MINERAL EXPLORATION AND DEVELOPMENT PROJECT

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of our management, our level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

LICENSES AND PERMITS

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

CRITICAL ACCOUNTING POLICIES

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. Our estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Our critical accounting policies are those that affect our Financial Statements and are summarized in Note 2 to the Statements. Our critical accounting policy is the capitalization of exploration expenditures and the recognition of impairment of those assets.

The decision to capitalize exploration expenditures and the timing of the possible recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Company.

FORWARD LOOKING STATEMENTS

This MD & A contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Acadian undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the financial statements.

Acadian Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

s/ G. William Felderhof, President　　　　s/ John Rawding, CFO

OFFICERS AND DIRECTORS:

G. William Felderhof, President and Director
John Rawding, CA, Chief Financial Officer
Terence F. Coughlan, Vice President and Director
Edmund Merringer, Corporate Secretary
James Borland, Director
Jascha Boge, Director
Herman C. Felderhof, Director

SCHEDULE B

AMENDED UNAUDITED INTERIM FINANCIAL STATEMENTS OF THE OFFEROR FOR THE PERIOD ENDED MARCH 31, 2006 AND MANAGEMENT'S DISCUSSION AND ANALYSIS THEREOF

ACADIAN GOLD CORPORATION

AMENDED BALANCE SHEET

(Unaudited)

AT MARCH 31, 2006 and DECEMBER 31, 2005

	2006	2005
ASSETS		
Current		
Cash	$ 2,247,954	$2,439,080
Receivables	133,343	110,427
Promissory note receivable (Note 3)	1	1
Prepaid expenses and deposits	101,134	30,762
	2,482,432	2,580,270
Cash - flow-through-funds		796,608
Capital assets	124,592	108,211
Mineral resource properties (Note 4)	7,344,751	6,287,903
	$ 9,951,775	$9,772,992
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 384,545	$ 483,230
Future income taxes	181,500	235,000
SHAREHOLDERS' EQUITY		
Capital stock (Note 5)	10,839,177	10,401,965
Contributed surplus	89,146	89,146
Deficit	(1,542,593)	(1,436,349)
	9,385,730	9,054,762
	$ 9,951,775	$9,772,992

ACADIAN GOLD CORPORATION

AMENDED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited)
FOR THE PERIOD ENDED MARCH 31, 2006

	2006 3 Months	2005 3 Months
Interest income	$ 19,175	$ 9,828
Expenses		
Amortization	4,531	10,417
Professional fees	45,111	31,967
Office and general	17,387	9,426
Management and consulting fees	54,294	28,740
Rent	3,762	3,667
Promotion, travel and entertainment	41,975	48,449
Filing fees	5,664	13,983
Investor relations and information	4,037	27,294
Transfer agent fees	2,158	4,594
	178,919	178,537
Operating loss	(159,744)	(168,709)
Future income taxes recovered	53,500	60,000
Net loss	(106,244)	(108,709)
Deficit, beginning of period	(1,436,349)	(865,875)
Deficit, end of period	$(1,542,593)	$ (974,584)
Loss per share	$ (0.002)	$ (0.002)

ACADIAN GOLD CORPORATION

AMENDED INTERIM STATEMENT OF CASH FLOWS
(Unaudited)
FOR THE PERIOD ENDED MARCH 31, 2006

	2006	2005
	3 Months	3 Months
Cash provided by (used in) the following activities		
Operations		
Net loss for the period	$ (106,244)	$ (108,709)
Future income taxes	(53,500)	(60,000)
Amortization	4,531	10,417
Net change in non-cash working capital items	(191,973)	(13,156)
	(347,186)	(171,448)
Investing		
Expenditures on mineral resource properties	(985,348)	(605,275)
Purchase of capital assets	(20,912)	(23,750)
	(1,006,260)	(629,025)
Financing		
Issue of common shares - net of costs	365,712	243,090
Flow-through funds utilized	796,608	353,400
	1,162,320	596,490
Net change in cash for the period	(191,126)	(203,983)
Cash, beginning of the period	2,439,080	1,412,552
Cash, end of the period	$2,247,954	$1,208,569

ACADIAN GOLD CORPORATION

NOTES TO THEAMENDED INTERIM FINANCIAL STATEMENTS
(Unaudited)

FOR THE PERIOD ENDED MARCH 31, 2006

1. Incorporation and nature of business

Acadian Gold Corporation (the "Company") was incorporated under The Corporations Act (Manitoba) on May 5, 2000. The Company was subsequently continued under the provisions of the Canada Business Corporations Act.

2. Accounting policies

These financial statements follow the same accounting policies and their method of application as the most recently completed year end financial statements dated December 31, 2005 and should be read in conjunction with them.

3. Promissory note receivable

The Company signed a letter of intent with Capco Health Group Inc. ("Capco") on July 12, 2001 in which the Company agreed to enter into a share exchange agreement. On August 1, 2001 the agreement was cancelled.

As part of the agreement the Company had advanced $25,000 to Capco in return for a promissory note, due December 31, 2001, in the same amount guaranteed personally by one of the principals of Capco. Capco is in default under the terms of the promissory note. The Company intends to pursue the collection of this loan, but for accounting purposes, had provided for all but a nominal amount in the prior year.

4. Mineral resource properties

Costs related to the mineral resource are capitalized during the exploration and development period. The costs will be amortized against production when the commercial viability of the projects are determined. In the event a mineral property is abandoned it will be written down to it's realizable value.

	Forest Hill	Beaver Dam	Tangier	Goldenville	Other	Total
Deferred exploration	$2,031,171	$1,064,076	$210,837	$333,955	$204,729	$3,844,768
Claim cost	1,342,548	550,000	220,937	176,671	152,979	2,443,135
Balance 12/31/05	3,373,719	1,614,076	431,774	510,626	357,708	6,287,903
Deferred exploration	16,588	529,492	24,503	140,946	232,894	944,423
Claim cost	1,575	360	65,875	-	44,615	112,425
Balance 03/31/06	$3,391,882	$2,143,928	$522,152	$651,572	$635,217	$7,344,751

5. **Capital stock**

Authorized
Unlimited number of common shares
Unlimited number of preference shares

Capital stock is made up as follows	**2006**	2005
Common shares (1)	**$ 10,380,615**	$ 9,943,403
Warrants	**458,562**	458,562
	$ 10,839,177	$ 10,401,965

(1) Common shares issued	# of shares	$ Value
Balance December 31, 2004	46,903,521	$ 6,715,678
Private placement	1,850,000	499,500
Issued for mining properties	1,218,952	270,750
Issued for finders fee pursuant to financing	55,000	13,750
Options exercised	133,500	13,350
Warrants exercised	54,562	14,732
Private placement	12,623,555	3,095,380
Less: share issue costs		(679,737)
Balance December 31, 2005	62,839,090	9,943,403
Issued for mining properties	130,000	71,500
Options exercised	94,500	14,450
Warrants exercised	1,308,363	411,842
Less: share issue costs		(60,580)
Balance March 31, 2006	64,371,953	$ 10,380,615

During 2006 the company issued 100,000 common shares at $.55 to extinguish a vendor's 30% back in right on the Tangier property at an agreed value of $.55 per share. The company also issued 30,000 common shares at $.55 to acquire an option on the Oldham Property.

The Company is also authorized to issue an unlimited number of preference shares in one or more series. The directors are authorized to fix the number of shares and their designation, rights, privileges, and conditions attached to the shares of each series.
As of March 31, 2006 no preference shares have been issued.

5. (cont'd) **Capital Stock**

Warrants	Warrants Outstanding	Average Exercise Price	
December 31, 2004	17,742,866	$	0.32
Granted during 2005	5,110,800	$	0.28
Exercised during 2005	(54,562)	$	0.27
Expired during 2005	(12,050,914)	$	0.30
At December 31, 2005	10,748,190	$	0.32
Expired during 2006	158,256		
Exercised during 2006	1,308,363	$	0.31
At March 31, 2006	9,281,571	$	0.34

Stock-based compensation plan

The company has a common share purchase option plan for directors, officers and employees. Options granted under the plan have a five year term and are granted at a price no lower than the market price of the common shares at the time of the grant.

	Options Outstanding	Weighted Average Exercise price
At December 31, 2004	2,200,000	$0.28
Granted during 2005	775,000	$0.27
Expired during 2005	(100,000)	$0.27
At December 31, 2005	2,875,000	$0.27
Exercised during 2006	(94,500)	$0.18
At March 31, 2006	2,780,500	$0.28

6. **Income tax loss-carry-forwards**

The Company has available approximately $3,273,000 (2005 - $3,127,000) in non-capital loss carry-forwards which can be carried forward and used against future taxable income until expiry. In addition, the Company has available $959,000 in share issue costs which can be deducted from taxable income on a straight line basis over a five year period.

The company has the following future income tax assets (liabilities):

Non capital losses	$ 1,545,500
Canadian exploration expenses	(1,731,000)
Capital assets and other	4,000
Liability recognized in the financial statements	($ 181,500)

7. **Subsequent events**

On April 26, 2006 the company completed a private offering 20,000,000 equity units consisting of one common share and one half of a warrant to purchase one common share at a price of $.50 and 4,153,847 flow through shares at a price of $.65 for aggregate proceeds of $12,700,000.

The company has executed a definitive purchase and sale agreement with Pan American Resources Corp. to purchase 100% of the outstanding shares of ScoZinc Limited (ScoZinc) for total consideration of $7.5 million. ScoZinc's principal assets are a modern mill facility located in Gays River, Nova Scotia and a zinc-lead deposit in that area. Under the agreement the closing will occur on July 6, 2006 or earlier.

ACADIAN GOLD CORPORATION

AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE FIRST QUARTER ENDED MARCH 31, 2006

Introduction

The following discussion and analysis of the operating results and financial condition for Acadian Gold Corporation ("Acadian Gold" or the "Company") should be read in conjunction with the amended financial statements of the Company for the quarter ended March 31, 2006 ("the quarter").

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The Company's financial statements are expressed in Canadian (CDN) dollars. All amounts in this report are in CDN dollars unless otherwise noted.

This MD&A is prepared in conformity with National Instrument 51-102 F1 and has been approved by the Board of Directors prior to release.

The financial statements have been prepared by management and are not audited.

Overview

Acadian Gold is a Canadian exploration and development company exploring and developing a portfolio of gold and zinc properties in Nova Scotia, Canada. The Company's principal efforts with respect to gold are on exploring and developing its four advanced projects, Beaver Dam, Forest Hill, Goldenville and Tangier, and to a lesser extent on its 33 other gold properties. The four advanced projects collectively host measured and indicated resources of 527,536 ounces of gold plus inferred resources of 826,670 ounces of gold (see tables below for resource details).

GOLD RESOURCES – GOLD OUNCES (Uncut)		
	Measured & Indicated	**Inferred**
Beaver Dam**	278,664	311,151
Forest Hill*	173,778	152,954
Goldenville*	33,429	232,242
Tangier*	41,665	130,323
Total	**527,536**	**826,670**

* 3.5 g/t/1.2 metres gold grade threshold
** 0.30 g/t/3.00 m gold grade threshold down to 200 m & 1.00 g/t/3.00 m gold grade threshold below 200 m

GOLD RESOURCES – TONNAGE AND GRADE (Uncut)			
		Tonnes	**Grade g/t**
Beaver Dam	Measured & Indicated	2,918,000	2.97
	Inferred	2,880,000	3.36
Forest Hill	Indicated	225,000	24.02
	Inferred	383,000	12.42
Goldenville	Indicated	62,554	16.62
	Inferred	384,596	18.78
Tangier	Indicated	134,000	9.67
	Inferred	271,000	15.09

The Company's principal focus is on its four advanced projects; Beaver Dam, Forest Hill, Tangier and Goldenville. The Company's objective is to develop mines on these projects and process gold mineralized rock in a central processing facility. Realization of this objective is subject to, but not limited to, continued exploration success, completing favourable feasibility studies on the properties, obtaining the necessary funding and governmental permits.

The exploration activities in the quarter were primarily focused on the Beaver Dam, Mosher Lake, Cameron Dam, Goldenville, Tangier and Lake Catcha properties.

In mid-December 2005 the Company entered into a Letter of Intent with HudBay Minerals Inc. to purchase 100% of ScoZinc Limited ("ScoZinc") for $7.5 million. ScoZinc's principal assets are a 1,500 tonne per day milling facility and a zinc-lead deposit with development potential. On April 7, 2006 a definitive purchase and sale agreement was concluded which provides for the transaction to be completed on or before July 6, 2006.

The ScoZinc milling facility is strategically located with respect to the Company's gold projects.

In the quarter expenditures on properties and exploration were $1,056,848 (2005-$605,275)
For a detailed discussion of exploration expenditures please refer to the **Mineral Property Information** table below.

The common shares of the Company are listed and posted for trading on the TSX Venture Exchange under the symbol "ADA" and the Frankfurt Exchange under the symbol "C2Z". The Company's head office is in Halifax, Nova Scotia.

Qualified Persons

Mr. Peter Webster, P.Geo., President of Mercator Geological Services Limited, a geological consulting firm based in Dartmouth, Nova Scotia, is the qualified person under National Instrument 43-101 who supervises all work associated with the Company's exploration and development programs in Nova Scotia and New Brunswick.

Results of Operations

The loss for the quarter was $106,244 compared to the loss of $108,709 in the previous year. The loss during the current year was reduced significantly with the recognition of future income tax recoveries in the amount of $53,500 ($60,000 in the previous year). Operating expenses of $178,919 were comparable to expenses of $178,537 in 2005 and reflect the continuing high level of activity in the Company.

Financial Conditions, Liquidity and Capital Resources

The Company finances its exploration and development activities by raising capital in the equity markets. There were 1,402,863 shares issued on the exercise of warrants and options raising $426,292 during the quarter. There was an additional 100,000 share issue with an agreed value of $55,000 to extinguish the right of Erdene Gold to acquire a 30% back in interest in the Tangier property and 30,000 shares with an agreed value of $16,500 to acquire the Oldham property option. The Company has agreed to issue 80,000 additional shares and pay an additional $200,000 prior to March 8, 2009 to complete the acquisition of the claims.

The Company used cash of $368,098 to fund operations and $985,348 to fund exploration and development activities, which amount is capitalized as a deferred exploration expense during the quarter (2005 - $195,198 and $355,275).

At March 31, 2006 the Company's total assets were $9,951,775 (2005- $6,814,000).

On April 7, 2006 the Company agreed to purchase the shares of ScoZinc Limited for $7.5 million, the agreement is to close on or before July 6, 2006. ScoZinc's principal assets are a modern mill facility and a zinc-lead deposit located at Gays River in Nova Scotia. The Company intends to evaluate the development potential of this deposit during the current year.

The Company has agreed to issue 20,000,000 equity units and 4,153,847 Flow-Through Shares as described in Note 7 in the attached financial statements for gross proceeds of $12,700,000, the closing date is April 26, 2006.

The Company's commitment to acquire ScoZinc will require a cash outlay of 7.5 million dollars. It is anticipated this payment will be made with the funds raised in the April 26, 2006 share issue.
The Company's principal requirements for cash for its existing programs during 2006 will be deferred exploration expenditures, professional fees, administrative expenditures, shareholder information and promotion expenditures, regulatory fees and travel. The Company has $2,226,589 in cash and $21,365 in flow through funds available. Additional flow-through funds of $2,635,000 are anticipated to be raised in early 2006. The Company's budgeted expenditures for current programs on its property holdings are $1,300,000 in the remainder of 2006 and $1,400,000 in 2007. Administrative expenditures, professional fees, promotion, travel and regulatory fees in 2006 are expected to cost $575,000 similar to the prior year. However, this figure may escalate approximately 40% if additional professional staff is required in connection with the pending ScoZinc acquisition. In addition, planned programs may be further escalated or modified according to results achieved and recommendations from the Company's consultants. An escalation of expenditures may be considered to expand diamond drilling programs, commencement of pre-feasibility studies or such other program that may be warranted. This possible escalation of expenditures may require additional funding.

If all outstanding warrants and options were exercised, the Company would realize $3,626,827 in additional capital.

Outstanding Share Data

	March 31, 2006	December 31, 2005
Shares Outstanding	**64,371,953**	**62,839,090**
Fully Diluted Shares Outstanding	**76,434,024**	**76,228,811**
Capital Stock	**$10,839,177**	**$9,943,303**

Selected Financial Data

(Quarterly)

Quarter	Revenue $	Net Loss $	Loss Per Share $	Total Assets $	Shareholder Equity $
Q1/06	19,175	106,244	.002	9,951,775	9,385,730
Q4/05	5,532	16,087	.000	9,772,992	9,054,762
Q3/05	4,478	333,279	.007	6,120,060	5,951,545
Q2/05	6,495	112,399	.002	6,657,645	6,286,543
Q1/05	9,828	108,709	.002	6,814,000	6,387,192
Q4/04	871	20,014	.001	6,738,445	6,252,811
Q3/04	1,407	93,678	.003	4,900,712	4,669,503
Q2/04	14,489	161,529	.004	4,974,048	4,762,391
Q1/04	14,529	73,530	.002	5,188,653	4,895,197

Mineral Property Information

During the quarter a total of $1,056,848 was spent on the mineral properties compared to $605,275 in 2005. These expenditures were focused on the Beaver Dam, Goldenville, Mosher Lake, Cameron Dam, Lake Catcha, Killag and Tangier properties. Activities included diamond drilling, trenching, mapping, sampling, environmental permitting, assaying, surveying, compilation, digitization and interpretation of data, and claim staking.

A total of $18,163 was spent on the Forest Hill property. Activities included sampling, assaying, drilling and interpretation of data.

A total of $529,852 was spent on the Beaver Dam property. Activities included diamond drilling sampling, core logging, surveying, assaying and report compilation.

A total of $90,378 was spent on the Tangier property. Activities included soil and till sampling, compilation and digitization of data and issuing shares to extinguish the original vendor's back in rights.

A total of $140,946 was spent on the Goldenville property. Activities included environmental permitting, diamond drilling, assaying, compilation and digitization of data.

A total of $277,509 was spent on the remaining properties. Activities on these properties included staking claims, drilling, prospecting, mapping, sampling, assaying, surveying and report compilation. In particular $43,505 was spent on the Cameron Dam property. $112,641 on the Mosher Lake property, $29,190 on the Killag property and $24,818 on the Lake Catcha property.

A detailed breakdown of deferred exploration expenditures on the above properties is presented in the table below.

2006

Property	Forest Hill	Beaver Dam	Tangier	Goldenville	Upper Seal Harbour	Other	Total
Claim cost	$1,344,123	$550,360	$276,712	$176,671	$25,320	172,274	2,545,460
Deferred Exploration							
- Drilling	995,828	705,815		156,823	23,694	158,120	2,040,280
- Sample costs	290,219	340,253	31,563	26,480	5,420	48,313	742,248
- Supervision and other direct costs	456,549	392,448	182,895	194,530	2,572	152,340	1,381,334
- Payroll and overhead	305,163	155,052	30,982	97,068	9,977	37,187	635,429
Total	**$3,391,882**	**$2,143,928**	**$522,152**	**$651,572**	**$66,983**	**$568,234**	**$7,344,751**

2005

Property	Forest Hill	Beaver Dam	Tangier	Goldenville	Upper Seal Harbour	Other	Total
Claim Cost	$1,342,548	$550,000	$220,937	$176,671	$25,000	$127,980	$2,443,136
Deferred Exploration							
- Drilling	982,539	450,857		54,967	23,694	34,872	1,546,929
- Sample costs	288,419	206,503	21,023	14,432	5,420	4,612	540,409
- Supervision and other direct costs	455,264	293,831	162,731	181,133	2,432	106,099	1,201,490
- Payroll and overhead	304,934	112,895	27,083	83,423	9,967	17,637	555,939
Total	**$3,373,704**	**$1,614,086**	**$431,774**	**$510,626**	**$66,513**	**$291,200**	**$6,287,903**

<u>Outlook</u>

The Company intends to finalize its acquisition of ScoZinc and plans to undertake a data evaluation program to quantify the zinc-lead resources and subsequently complete a feasibility study in the balance of 2006.

The Company plans to continue to advance its four advanced projects; Beaver Dam, Forest Hill, Goldenville and Tangier. Programs currently underway are designed to move these projects forward in a logical, systematic manner. These programs include additional diamond drilling at Beaver Dam, Goldenville and Tangier and may be expanded to include the commencement of pre-feasibility studies at Beaver Dm and Forest Hill.

Limited exploration programs are expected to be undertaken on the Company's other property holdings. Expenditures will also be made in the course of reviewing mineral properties of merit which may be of interest to the Company.

An increase in exploration expenditures will result in increased capital expenditures and attendant increased administrative and professional expenses.

Related Party Transactions

During the quarter the Company paid fees totalling $56,844 (2005 - $49,338) to companies controlled by the President and Vice President of the Company for management, geological consulting and administrative services.

Off Balance Sheet Arrangements

During the year the Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51-102.

Risks and Uncertainties

Acadian Gold is subject to a number of risk factors due to the nature of the mining business in which it is engaged, the limited extent of the Company's assets and the present stage of development. The following factors should be considered, among others.

Gold Price and Volume Volatility

The principal business of the Company is the exploration and development of gold properties. The ability to attract capital to the Company is largely dependent on movements in the price of gold. Gold prices fluctuate on a daily basis and are affected by a number of factors beyond the control of the Company. If, as a result of a sustained decline in gold prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued. Although gold prices cannot be predicted with certainty, the Company monitors supply/demand conditions, among other issues, all of which affect world prices.

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of our management, our level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Critical Accounting Policies

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. Management's estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Management's critical accounting policies are those that affect our Financial Statements and are summarized in Note 2 to the Statements. Management's critical accounting policy is the capitalization of exploration expenditures and the recognition of impairment of those assets.

The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Company.

Forward Looking Statements

This MD & A contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Acadian Gold undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Management's Responsibility for Financial Information

Management has prepared the information and representations in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the financial statements.

Acadian Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

s/ G. William Felderhof, President   s/ John Rawding, CFO

Officers and directors:

G. William Felderhof, President and Director
John Rawding, CA, Chief Financial Officer
Terence F. Coughlan, Vice President and Director
Edmund Merringer, Corporate Secretary
James Borland, Director
Jascha Boge, Director
Herman C. Felderhof, Director

SCHEDULE C

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON THE
PRO FORMA FINANCIAL STATEMENTS

To The Directors of
Acadian Gold Corporation

We have read the accompanying unaudited pro forma financials statements of Acadian Gold Corporation ("Acadian") as at March 31, 2006 and for the three month period ended March 31, 2006 and the year ended December 31, 2005 and have performed the following procedures.

1. Compared the figures in the columns captioned "Acadian" to the unaudited financial statements of the company as at March 31, 2006 and for the three month period then ended and compared the figures under the column captioned "Acadian" for the year ended December 31, 2005 to the audited financial statements for the year then ended and found them to be in agreement.

2. Compared the figures in the columns captioned "Royal Roads" to the audited financial statements of Royal Roads as at December 31, 2005 and for the year then ended and found them to be in agreement and compared the columns captioned "Royal Roads" for the three month period ended March 31, 2006 to the unaudited financial statements of Royal Roads for the period then ended and found them to be in agreement.

3. Made enquiries of certain officials of the Acadian Gold Corporation who have responsibility for financial and accounting matters about:

    (a) the basis for determination of the pro forma adjustments; and
    (b) whether the pro forma financial statements comply as to form in all material respects with regulatory requirements.

    The officials:

    (a) described to us the basis for determination of the pro forma adjustments, and
    (b) stated that the pro forma statements comply as to form in all material respects with regulatory requirements.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Acadian" and "Royal Roads" as at March 31, 2006 and for the three month period then ended and for the year ended December 31, 2005 and found the amounts in the column captioned "Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Wasserman Ramsay

Toronto, Ontario
July 17, 2006

Chartered Accountants

ACADIAN GOLD CORPORATION

PRO FORMA FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2006

UNAUDITED-SEE COMPILATION REPORT

ACADIAN GOLD CORPORATION

PRO FORMA BALANCE SHEET

(Unaudited - see compilation report)

AT MARCH 31, 2006

	Acadian 31/03/2006	Royal Roads 12/31/05		Note	Combined
ASSETS					
Current					
Cash	$ 2,247,954	$ 130,048	(150,000)	iii,i	$ 2,228,002
Receivables	133,344	11,488			144,832
Prepaid expenses and deposits	101,134				101,134
	2,482,432	141,536			2,473,968
Capital assets	124,592				124,592
Unallocated purchase price			4,265,804	iv	4,265,804
Mineral resource properties	7,344,751	1,315,060			8,659,811
	$ 9,951,775	$ 1,456,596			$15,524,175
LIABILITIES					
Current					
Accounts payable and accrued liabilities	$ 384,545	$ 46,103			$ 430,648
Future income taxes	181,500		(87,500)	iii	94,000
Noncontrolling interest			300,069	v	300,069
SHAREHOLDERS EQUITY					
Capital stock	10,839,177	3,458,768	1,863,079	v, iii, ii, i	16,161,024
Contributed surplus	89,146	45,086	(45,086)	v	89,146
Deficit	(1,542,593)	(2,093,361)	2,085,242	v	(1,550,712)
	9,385,730	1,410,493			14,699,458
	$ 9,951,775	$ 1,456,596			$15,524,175

ACADIAN GOLD CORPORATION

ACADIAN GOLD CORPORATION

PRO FORMA STATEMENT OF OPERATIONS AND DEFICIT

PRO FORMA INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited - See Compilation Report)

FOR THE YEAR ENDED DECEMBER 31, 2005

FOR THE THREE MONTHS ENDED MARCH 31, 2006

	Acadian	Royal Roads			Combined
	Acadian 2005	Royal Roads 2005			
	2006	2006			
	3 Months	3 Months			Combined
Interest income	$ 26,633	$ 13			$ 26,646
Interest income	$ 19,175	$ 65			$ 19,240
Expenses					
Expenses / Amortization	15,908				15,908
Amortization / Professional fees	[illegible]	46,676			[illegible]
Professional fees / Office and general	[illegible]	[illegible]			[illegible]
Office and general / Management and consulting fees	[illegible]	1,947			[illegible]
Management and consulting fees / Rent	[illegible]				[illegible]
Rent / Promotion, travel and entertainment	[illegible]	1,923			[illegible]
Promotion, travel and entertainment / Filing fees	[illegible]	5,825			[illegible]
Filing fees / Investor relations and information	[illegible]	3,968			[illegible]
Investor relations and information / Stock based compensation expense	4,037	[illegible]			[illegible]
Transfer agent fees	[illegible]	[illegible]			[illegible]
Write off of mining properties	416,859 / 178,919	10,214			416,859 / 189,133
	1,001,607	109,109			1,110,716
Operating loss	(159,744)	(10,149)			(169,893)
Operating loss	(974,974)	(109,096)			(1,084,070)
Future income taxes recovered	53,500				53,500
Future income taxes recovered	[illegible]	[illegible]			[illegible]
Less: noncontrolling interest	(570,474)	(86,096)			[illegible]
Net loss / noncontrolling interest	(106,244)	(10,149)			[illegible]
Deficit, beginning of period / Net loss	[illegible]	[illegible]	2,093,361	v	[illegible]
Deficit, beginning of period / Deficit, end of period	[illegible]	[illegible]			[illegible]
Deficit, end of period / Basic loss per share	$ (1,436,349)	$(2,093,361)	2,093,361	v	[illegible]
Basic loss per share / Fully diluted loss per share					[illegible]
Fully diluted loss per share					$ (0.007)

ACADIAN GOLD CORPORATION

NOTES TO THE PROFORMA FINANCIAL STATEMENTS
(Unaudited - see compilation report)

FOR THE PERIOD ENDED MARCH 31, 2006

1 **Basis of presentation:**

The accompanying unaudited pro forma financial statements have been prepared by management of Acadian Gold Corporation in accordance with accounting principles generally accepted in Canada. The pro forma balance sheet as at March 31, 2006 has been compiled from the unaudited balance sheet of Acadian Gold Corporation as at March 31, 2006 and the audited balance sheet of Royal Roads Corp. as at December 31, 2005. The statements of operations for the year ended December 31, 2005 and the three months ended March 31, 2006 have been compiled from the audited financial statements for the year ended December 31, 2005 and the unaudited financial statements for the period ended March 31, 2006 for each of Acadian Gold Corporation and Royal Roads Corp.

2 **Pro forma assumptions and adjustments**

i The issuance of 700,000 common shares of Royal Roads at $.10 and 250,000 common shares of Royal Roads at $.12 on the exercise of in-the-money options to purchase shares of Royal Roads for proceeds of $100,000 (assuming that no person would use the cash-less exercise option).

ii The issue of 12,492,598 of Acadian shares to the shareholders of Royal Roads in exchange for shares of Royal Roads, this assumes that eighty percent of the Royal Roads shares will be tendered for exchange.

iii The payment of estimated transaction costs of $250,000, net of future tax recoveries

iv An increase in unallocated purchase price to reflect the balance of consideration paid.

v Eliminate Royal Roads capital stock, historic deficit and set up noncontrolling interest.

3 **Share capital continuity**

The issued and outstanding capital stock of Acadian after the proposed transaction noted above will consist of the following:

	Shares	Amount
Outstanding capital stock of Acadian at March 31, 2006	64,371,953	$10,839,177
Outstanding capital stock of Royal Roads at March 31, 2006	38,089,369	3,458,768
Issued:		
For cash - in the money options exercised	950,000	100,000
Shares issued for acquisition of Royal Roads	12,492,598	5,321,847
Elimination of share capital for Royal Roads	(39,039,369)	(3,558,768)
Balance as per pro forma balance sheet at March 31, 2006	76,864,551	$16,161,024

4 **Income taxes**

The pro forma effective income tax rate will be 36.12%.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Press Release

News Release June 27, 2006

ACADIAN GOLD CORPORATION and ROYAL ROADS CORP. ANNOUNCE A FRIENDLY TAKEOVER

Acadian Gold Corporation (ADA-TSX-VE) ("Acadian Gold") and Royal Roads Corp (RRO-TSX-VE) ("Royal Roads") are pleased to announce they have entered into a Support Agreement contemplating an offer by Acadian Gold to acquire all the outstanding common shares of Royal Roads on a fully diluted basis by way of a friendly take-over bid.

The board of directors of Royal Roads has concluded that the proposed transaction is in the best interest of Royal Roads and its shareholders and that it will recommend to shareholders of Royal Roads to tender their common shares under the takeover bid. In addition, to support the take-over bid offer by Acadian Gold, shareholders of Royal Roads holding approximately 42.8 % of its common shares have executed and delivered lock-up agreements pursuant to which they have agreed to deposit their common shares of Royal Roads under the offer.

Under the terms of the Support Agreement, Acadian Gold will offer one (1) common share of Acadian Gold for each two and a half (2.5) common shares of Royal Roads. Acadian Gold expects to mail its formal offer and the accompanying take-over bid circular to all registered shareholders of Royal Roads in accordance with applicable laws as soon as practicable but no later than July 17, 2006. The take-over bid offer will be subject to typical conditions precedent of the offers of this nature, including receipt of all regulatory and stock exchange approvals and there being no material adverse changes to the business of Royal Roads.

The ten-day weighted average trading price of the common shares of Royal Roads as traded on the TSX Venture Exchange prior to June 20, 2006, being the effective date of the Support Agreement, was $0.126 and the ten-day weighted average trading price of the common shares of Acadian Gold as traded on the TSX Venture Exchange prior to June 20, 2006 was $0.426 thereby representing an approximate 26% premium to holders of common shares of Royal Roads as at June 20, 2006.

Royal Roads' principal asset is a 16,075 hectare (approximately 32 km x 5 km) mineral property known as the Tulks North property which is strategically located in the centre of the world-class Buchans base metal camp in central Newfoundland, Canada. The property is located approximately 15 km south of the formerly producing Buchans Mines (one of Canada's richest base metal mines which produced 16.2 million tonnes grading 14.51% zinc, 1.33% copper, 7.56% lead, 126 g/t silver and 1.37g/t gold); 25 km west of the Duck Pond deposit currently being developed by Aur Resources Inc. ("Aur") (5.5 million tonnes grading 5.8% zinc, 3.3% copper, 58.0 g/t silver and 0.8 g/t gold) (Aur Annual Report 2002); and ties on to Messina Minerals Inc.'s ("Messina") Tulks South property which is currently the target of a 43,000 metre diamond drilling program (4 drill rigs) (Messina press release June 6, 2006).

Royal Roads' Tulks North property is host to the Daniel's Pond deposit which was discovered by BP Resources Canada Ltd. ("BP") in 1989. Based on drill results reported by BP and Royal Roads, Taiga Consultants Ltd, an independent Calgary-based consulting firm acting on behalf of Royal Roads, calculated the inferred mineral resource for the Daniel's Pond deposit shown in the following table. The technical report from which the figures are quoted (Technical Report on the Tulks North base metal deposit, M. D. Jamieson, Taiga Consultants Ltd. February 17, 2004) is filed on SEDAR.

Daniel's Pond Deposit Inferred Resource (Jamieson, 2004)

Parameters	No. of Holes	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Average Width Metres	Tonnes Millions
Zn cutoff =1%, S.G. 3.5	45	0.18	1.35	3.14	96.9	0.35	2.96	4.05
Zn cutoff=2% SG 4.0	34	0.41	3.59	6.76	163.0	0.50	2.31	1.81

The bulk of this resource is within 200 metres of surface and there is potential for expansion down dip and along strike. In addition, the Tulks North property is host to a number of prospective targets which have been identified and evaluated through only limited exploration programs completed to date. These include the Parking Lot Showing, Daniel's Pond Extension, Roebuck Alteration Zone, Tim's Creek Area, Bobby's Pond Alteration Zone, Bobby's Pond South, Jack's Pond Alteration Zone, Black Jack Prospect and Sutherland's Pond Alteration Zone. All of these targets warrant follow-up exploration programs. The Jack's Pond Alteration Zone is potentially the largest known alteration zone in the region outside the Buchans Mines.

Will Felderhof, President and CEO of Acadian Gold, stated, "The Royal Roads acquisition is an excellent fit for Acadian Gold in that it not only complements our current endeavours in gold and zinc in Nova Scotia, but also falls in the geographic region (Atlantic Canada), where we aim to become an important player. Royal Roads will be our platform to pursue strategic targets in Newfoundland and there is no doubt that this is one of the best property positions in one of the best base metal camps in Newfoundland or Canada for that matter."

The Tulks North property of Royal Roads is held under option from Noranda Inc. ("Noranda"). Royal Roads has an obligation to spend a total of $1.8 million over the five-year option life in order to earn a 100% interest in the property. Royal Roads agreed to issue 250,000 of its shares to Noranda at earn-in and Noranda will retain a 1.5% Net Smelter Royalty. Noranda has a 50% back in right, should Royal Roads discover a single deposit of 15 million tonnes or greater as shall be documented by a scoping-type feasibility study. In the event Noranda elects to exercise its back-in right, Noranda must pay Royal Roads an amount equal to two times its expenditures plus $3,000,000 when commercial production is achieved. Royal Roads has notified Noranda that the expenditure obligation has been met

Royal Roads has agreed to pay Acadian Gold a termination fee of $100,000 in cash plus an amount equal to the proceeds, if any, received by Royal Roads from the exercise of its presently outstanding stock options and/or warrants if the transaction is not completed in certain circumstances.

Certain information contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. There can be no assurance that the expectations reflected in such forward-looking statements will prove to have been correct, although they are currently believed to be reasonable. Readers are cautioned that actual performance will be affected by a number of factors, and that future events and results may vary substantially from what is currently foreseen. All forward-looking statements herein are expressly qualified in their entirety by this cautionary statement.

For additional information on Acadian Gold's properties and activities, please visit their web site at www.acadiangold.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

G. William Felderhof, President & CEO
or Terry F. Coughlan, Vice President
902-444-7779 / 1-877-444-7774
Acadian Gold Corporation
mail@acadiangold.ca
Halifax, Nova Scotia

George W. Oughtred
President
Royal Roads Corp.
Tel: 403-263-3894
Calgary, Alberta

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

PART III – CONSENT TO SERVICE OF PROCESS

FORM F-X